As filed with the Securities and Exchange Commission on May 21, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TCP INTERNATIONAL HOLDINGS LTD.

(Exact name of registrant as specified in its charter)

Switzerland	3641	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Alte Steinhauserstrasse 1

6330 Cham, Switzerland

(330) 995-6111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ellis Yan

325 Campus Drive

Aurora, Ohio 44202

(330) 995-6111

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Phyllis G. Korff Joshua A. Kaufman Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036-6522 Tel: (212) 735-3000 Fax: (212) 735-2000	Joseph A. Hall Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: (212) 450-4000 Fax: (212) 450-4188

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer (Do not check if a smaller reporting company)	☒	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (3)
Common shares, par value CHF 0.10 per share (2)	$100,000,000	$12,880

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes common shares that the underwriters have been granted the option to purchase.
(3)	$11,460 of the Registration Fee was previously paid by the Registrant in March 2012 on Registration Statement No. 333-180358, and is carried forward to this Registration Statement pursuant to Rule 457(p) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement with respect to these securities filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale of such securities is not permitted.

Subject to Completion

Preliminary Prospectus, dated May 21, 2014

PROSPECTUS

             Common Shares

This is TCP International Holdings Ltd.’s initial public offering. We are offering              of our common shares.

We expect the public offering price to be between $         and $         per share. Currently, no public market exists for our common shares. We intend to apply to list our common shares on The NASDAQ Global Select Market, or NASDAQ, under the symbol “TCPI.”

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for future filings.

Investing in our common shares involves risk. See “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to TCP International Holdings Ltd.(1)	$	$
(1)	See “Underwriting.”

We have granted the underwriters an option to purchase up to              shares from us at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares on or about                     , 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Deutsche Bank Securities	Piper Jaffray
Canaccord Genuity	Cowen and Company

The date of this prospectus is                     , 2014

CFL Spring Lamp ™ Full Spiral

LED A-lamp

LED PAR

TCP

CONNECTED BY TCP™
A HOME SMART LIGHTING SYSTEM
CONTROL YOUR LIGHTING FROM ANYWHERE WITH SMART DEVICES
iOS
BULBS ARE CONTROLLED BY YOUR ANDROID OR APPLE SMART DEVICES
60 WATT EQUIVALENT
USING 11 WATTS
23 YEARS OF LIFE
Brightness 800 lumens
Estimated Energy Cost $1.32 per year
CONNECTED LED LIGHTING
SOFT WHITE
BLANCA SUAVE
80% ENERGY SAVINGS VS. INCANDESCENT BULBS
4 ZONE ON/OFF/DIM REMOTE CONTROL

We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurances as to, the reliability of any information that others may provide you. We are not, and the underwriters and their affiliates are not, making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common shares. Our business, financial condition, operating results and prospects may have changed since that date.

TRADEMARKS

We have proprietary rights in the trademarks Connected by TCP™, Connected™, Elite Series by TCP™, Elite Designer Series by TCP™, Spring Lamp™, SpringLight™, TCP®, TruDim®, TruStart™, Brilliant choice™, Powerlume®, Pulse Plus® and Sky Bay® in the United States. We reserve all rights to our trademarks, regardless of the manner in which we refer to them in this prospectus. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

MARKET AND INDUSTRY DATA

This prospectus includes statistical data, market data and other industry data and forecasts, which we obtained or derived from market research, publicly available information and independent industry publications and reports that we believe to be reliable sources, including an industry study conducted by McKinsey & Company, or McKinsey, that is publicly available. These industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Data in the McKinsey study is set forth in Euros and converted into U.S. dollars for the purposes of this prospectus on the basis of $1.3910 per €1.00, which is the average exchange rate for 2011 (the reference year for McKinsey’s publication). On March 31, 2014, the exchange rate used for conversion of Euros into U.S. dollars was $1.3768 per €1.00.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before deciding to invest in our common shares. You should read this entire prospectus carefully, including the risks of investing in our common shares described under “Risk Factors” and the more detailed information in “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” and our consolidated financial statements and related notes prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP,” appearing elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the term “TCP” refers to TCP International Holdings Ltd., and the terms the “Company,” “we,” “us,” and “our” refer to TCP International Holdings Ltd. together with its subsidiaries. The term “CHF” refers to Swiss francs, the terms “dollar” and “$” refer to U.S. dollars, the terms “pound sterling” and “£” refer to British pound sterling and the terms “yuan” and “¥” refer to Chinese yuan.

Overview

We are a leading global provider of energy efficient LED and CFL lighting technologies. We design, develop, manufacture and deliver high quality energy efficient lamps, fixtures and internet-based lighting control solutions. Our internally developed driver, optical system, thermal management and power management technologies deliver a high standard of efficiency and light quality. Our broad portfolio of advanced LED and CFL lamps and fixtures enables us to address a wide range of applications required by our retail and commercial and industrial, or C&I, customers. We have established the largest number of Energy Star® compliant lighting products for LEDs and CFLs combined. The lighting market is characterized by rapid product innovation and, as a result, we have maintained integrated product design and manufacturing capabilities to allow us to quickly respond to the rapidly evolving demands of our customers. Our products are currently offered through thousands of retail outlets and C&I distributors. Since our inception in 1993, we have sold more than one billion energy efficient lighting products. We believe that the market for LED lighting solutions is at an inflection point, and that we are well positioned to capitalize on this rapidly growing opportunity, as reflected in our 2011 to 2013 LED sales compound annual growth rate, or CAGR, of 208.0%.

The general lighting market is in a state of transition from inefficient lighting technologies, primarily incandescent lamps, to efficient lighting technologies, primarily LEDs and CFLs. This transition is driven by improving light quality, appealing economics, government regulations, public awareness, and emerging connectivity and control capabilities. According to McKinsey, the global LED and CFL markets are expected to grow from $22.1 billion in 2011 to $87.4 billion in 2020 in aggregate, representing a CAGR of 16.5%.

We have a strong global customer base in North and South America, Asia and Europe, with our products primarily sold through the retail and C&I channels. Our key customers in the retail channel include The Home Depot, to which we are one of the largest energy efficient lamp suppliers in the United States, Walmart, from whom we received a Supplier Award of Excellence in 2013, and Carrefour. Our key customers in the C&I channel include HD Supply, Regency, Rexel, CED and Grainger. In recent years, we established a sales force to better serve our C&I customers and end users. We are also increasing our product sales through e-commerce retailers, including Amazon.com and HomeDepot.com.

We operate product development facilities in Aurora, Ohio and Shanghai, China focused on introducing new technologies, increasing functionality, enhancing quality, improving manufacturing processes and reducing costs that enable us to provide a wide range of advanced lighting products tailored to our customers’ needs. We have received numerous awards for our products, including being named an ENERGY STAR® Partner of the Year in 2013 and 2014. We also received the Envisioneering Innovation and Design Award at the Consumer Electronics Show in 2014 for our Connected by TCP™ internet-based lighting control solution. For our LED lamps, we develop our own design specifications and source components from world-class suppliers, such as Nichia, NXP Semiconductors, Texas Instruments and Seoul Semiconductor, which enables us to remain technologically agnostic with the flexibility to adopt advancements in LED technology and leverage the LED chip manufacturers’ R&D. Unlike many of our competitors, we utilize a vertically integrated, efficient and automated process to manufacture our CFL products at four facilities in China. This allows us to maintain control over product quality, react quickly to our customers’ specifications, achieve faster product introductions and maximize our margins.

Our net sales have increased from $263.8 million in 2011 to $428.9 million in 2013, representing a 27.5% CAGR. From 2011 to 2013, our LED sales increased from $11.3 million, or 4.3% of net sales, to $107.1 million, or 25.0% of net sales, representing a 208.0% CAGR. The remaining portion of our net sales largely represents CFL sales, which increased from $215.6 million, or 81.7% of net sales, in 2011 to $289.3 million, or 67.5% of net sales, in 2013, representing a 15.8% CAGR. Our net income (loss) attributable to TCP was $3.3 million in 2011, $(6.2) million in 2012 and $8.2 million in 2013. Our net sales increased from $90.3 million for the three months ended March 31, 2013 to $101.1 million for the three months ended March 31, 2014, and net income attributable to TCP increased from $0.9 million for the three months ended March 31, 2013 to $3.9 million for the three months ended March 31, 2014. CFL sales and LED sales represented 70.4% and 20.7% of net sales for the three months ended March 31, 2013, respectively, compared to 58.8% and 35.9% of net sales for the three months ended March 31, 2014, respectively.

Industry Background

We compete in the global general lighting market, which consists of lamps and fixtures used for general illumination purposes in residential and C&I applications. Based on a report by McKinsey, the global general lighting market was $75.8 billion in 2011 and is expected to grow to $114.8 billion by 2020. The global lighting market is expected to undergo significant transition in the coming years driven by the rapid adoption of energy efficient lighting products as a result of improved light quality and performance, lower total cost of ownership, greater focus on energy efficiency, increased regulatory requirements banning inefficient lamps, as well as macroeconomic trends, such as population growth and increasing urbanization. These changes are expected to accelerate the adoption of energy efficient, or non-incandescent, lighting technologies, primarily LEDs. According to McKinsey, the global LED market was $8.9 billion in 2011 and is forecasted to grow to $81.2 billion by 2020, representing a 27.9% CAGR. In the interim, we expect other energy efficient lighting technologies, such as CFLs, to aid in the transition from inefficient lighting technologies prior to the widespread adoption of LEDs. In addition, we expect that the increasing integration of control systems will also drive adoption of intelligent lighting systems that utilize advanced products, including LED and CFL lamps and fixtures, and provide for capabilities including remote monitoring and control, advanced sensing and device-level communication.

Our Competitive Strengths

Well-Positioned to Capitalize on Rapidly Growing LED Opportunity. We believe that LED lighting solutions are at an inflection point, having become the fastest growing sector of the general lighting market due to light quality, appealing economics, government regulation, public awareness, and emerging connectivity and control capabilities. Our LED product portfolio is aligned to capitalize on this growth within the retail and C&I channels. In addition, we have developed strong relationships with key customers, including Walmart. We also have secured new LED customers outside of the United States and Canada, including Homebase and Carrefour in EMEA, IRIS Ohyama, Inc. (“IRIS”) and Emart in Asia and Sodimac in Latin America. As a result of these factors, from 2011 to 2013, our LED sales grew at a 208.0% CAGR. LED products are an increasing portion of our revenues, accounting for 4.3% of net sales in 2011, 25.0% of net sales in 2013 and 35.9% of net sales for the three months ended March 31, 2014.

Broad Portfolio of Efficient Lighting Products. Our high quality lighting solutions including lamps, indoor and outdoor fixtures and connected lighting products focus solely on the energy efficient lighting market. We have more than 750 LED SKUs and 2,500 CFL SKUs, which in 2013 together accounted for 92.4% of our net sales, as well as complementary lighting solutions that address specific customer needs. Countries around the world are increasingly adopting standards to reduce the use of inefficient lighting technologies. Our portfolio helps our end users meet these standards and reduce energy usage and costs without sacrificing light quality. Our products have received numerous awards, including ENERGY STAR® Partner of the Year awards in 2013 and 2014.

Strong Distribution Network Through Retail and C&I Channels. Our products are sold through thousands of retail outlets and C&I distributors. We have established strong relationships with key retail customers, including The Home Depot, Walmart and Carrefour. In the C&I channel, we have established deep customer relationships and a reputation for high quality products with leading distributors, including HD Supply, Regency, Rexel, CED and Grainger. In recent years, we established a sales force to better serve our C&I customers and end users such as Chipotle and Hilton.

Proprietary Technology Leads to High Quality Lighting. Our focus on product development enables us to provide a wide range of advanced lighting products to our customers in a timely fashion. We operate product development facilities in Aurora, Ohio and Shanghai, China, where we focus on new technologies, increasing functionality, enhancing quality, improving manufacturing processes and reducing costs. We believe that our rigorous product development and testing processes led to our receipt of ENERGY STAR® Partner of the Year awards in 2013 and 2014, among other awards. We have developed driver technologies for our CFL products, including our patented TruDim® and TruStart™ technologies. We have leveraged these existing technologies for our LED drivers, which has helped us achieve a high standard of efficiency.

Flexible Manufacturing Capabilities. For our LED lamps, we develop our own design specifications and source components from world-class suppliers, such as Nichia, NXP Semiconductors, Texas Instruments and Seoul Semiconductor, which enables us to remain technologically agnostic with the flexibility to react to advancements in LED technology and leverage our suppliers’ R&D. We intend to develop a more automated and advanced manufacturing process for our LED products, in part through the use of the net proceeds of this offering. Unlike many of our competitors, we utilize a vertically integrated, efficient and automated process to manufacture our CFL products at four facilities in China. This allows us to maintain control over product quality, react quickly to our customers’ specifications, achieve faster product introductions and maximize our margins.

Smart Lighting Platform for the Connected World. In the fall of 2013, we launched our internet-based lighting control system called Connected by TCP™, which consists of wireless LED lamps connected to an internet-enabled gateway that can be controlled by a simple, user-friendly interface. This solution provides a user with the ability to control and customize lighting in a home or office from anywhere in the world through an Android or iOS mobile device. We believe lighting control systems will accelerate adoption of LED lighting products by providing dynamic control and functional capabilities to lighting that go beyond the simple turning off and on of light. Furthermore, the Connected by TCP™ gateway has the ability to add other smart devices in a home or office setting, including connectable sensors, smoke detectors, security systems and smart thermostats. Our Connected by TCP™ smart lighting solution received the Envisioneering Innovation and Design Award at the Consumer Electronics Show in 2014.

Experienced Management Team with Deep Lighting Expertise. We have a strong and experienced management team, led by our CEO, Ellis Yan. Ellis Yan founded and developed our company and has been instrumental in growing the business into a leading provider of energy efficient lighting solutions. Our core management team consists of 10 individuals who have an average of seven years of experience in the lighting industry. Members of our senior management have joined us from major lighting companies, such as General Electric and Philips, and from leading lighting retailers, including The Home Depot. We believe that we have a strong team in place to continue to build our global lighting business.

Our Growth Strategies

Our goal is to be the global market leader in energy efficient lighting solutions. Our growth strategies include:

Increase Our Sales of LED Products. Our LED portfolio consists of more than 750 SKUs that address a wide range of general lighting applications. In addition, we have a strong product roadmap to develop new LED products, including fixtures, high voltage lamps and smart lighting products, that we intend to introduce to the market in the near-term. In recent years, we have established a C&I sales force to address catalog and electrical, specialty lighting and utility distributors as well as directly marketing to large hospitality and retail store end users, including Chipotle and Hilton. We believe that these efforts will enable us to benefit from the expanding global market for LED lighting technology. We intend to use the net proceeds from this offering in part to acquire and develop advanced, automated manufacturing equipment to expand our LED manufacturing capacity, which will allow us to decrease our time-to-market and maintain our product technology and quality leadership.

Develop the TCP Brand. Our goal is for our customers and end-users to further associate the TCP brand with high quality lighting solutions that offer industry leading technology. We have built strong brand awareness and customer recognition within the C&I channel. For the retail channel, we currently sell our products primarily under private label, whereby our retail customers then re-sell these products to consumers under their own brand names. Recently, we have begun introducing TCP-branded and co-branded products into our retail channel to increase TCP brand awareness with consumers. To further promote TCP brand awareness, we intend to use a targeted media campaign to leverage directed internet advertising and social media, as well as strategically placed in-store interactive video and displays. We believe that our smart lighting platform for the connected home and office will also increase brand recognition among consumers.

Expand Our Energy Efficient Lighting and Smart Technology Portfolio. We have added numerous LED and connected lamps and fixtures, such as our next generation Elite Series of PAR, BR and A lamps, to our portfolio over the past two years. These solutions offer industry-leading technological advancements, such as a smooth heat sink base. We will continue to use our strong product development capabilities to introduce new categories, increase functionality and efficiency, enhance product design and aesthetics and lower product costs. In 2013, we also introduced our smart lighting solution Connected by TCP™. We continue to advance our home and office connectivity solutions and will introduce a number of new connected products that incorporate technologies that utilize Bluetooth and Zigbee protocols.

Continue Global Expansion. We believe there is a tremendous opportunity to increase our sales outside of the United States and Canada. Our sales outside of this region have increased from 10.2% in 2011 to 17.6% in 2013. We intend to leverage our strong, established customer relationships in the United States and Canada to expand our sales in these markets. We continue to add new retail and C&I customers, including IRIS in Asia, Carrefour in Europe and Sodimac in Latin America. We continue to open sales offices abroad, most recently in Japan and Germany, to complement our existing offices in China, the United Kingdom, France and Brazil.

Risk Factors

There are a number of risks related to our business, our intellectual property, this offering and our common shares, our corporate structure, doing business in China and taxation, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. Some of the principal risks include the following:

•

Our industry is highly competitive. If we are not able to compete effectively, including against larger lighting manufacturers with greater resources, our business, financial condition and results of operations will be adversely affected.

•

The loss of our relationship with The Home Depot or Walmart, or a significant decline in either of their purchases, could have a material adverse effect on our business, our ability to distribute our products, and our financial condition and results of operations.

•

Lighting products are subject to rapid technological changes. If we fail to accurately anticipate and adapt to these changes, the products we sell could become obsolete, and our business, financial condition and results of operations would be adversely affected.

•

If we are unable to increase production capacity for our products in a cost effective and timely manner or manage our operations and supply chain, we may incur delays in shipment and our sales and reputation in the marketplace could be harmed.

•

The suspension of, repeal of or amendments to current requirements to phase-out energy inefficient lamp technologies by governments or the provision of government sponsored subsidies in our target geographies could impair our sales of energy efficient lamps in our markets.

•	If we are unable to obtain and adequately protect our intellectual property rights, our competitive position could be harmed.

•	Assertions by third parties of intellectual property infringement could result in significant costs and cause our operating results to suffer.

•	There may be circumstances in which the interests of our major shareholders could be in conflict with your interests as a shareholder.

These and other risks are more fully described in the section entitled “Risk Factors” in this prospectus. If any of these risks actually occurs, they could adversely affect our business, financial condition and results of operations.

Corporate Information

Our principal executive offices are located at Alte Steinhauserstrasse 1, 6330 Cham, Switzerland, where our phone number is (330) 995-6111. Our website address is www.tcpi.com. The information on, or accessible through, our website does not constitute part of this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in annual gross revenues during our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company need not comply with any new or revised financial accounting standard until such date that a non-reporting company is required to comply with such new or revised accounting standard. However, we have not elected to avail ourselves of this exemption and, therefore, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

THE OFFERING

Common shares offered:	common shares

Option to purchase additional shares:	We have granted the underwriters a 30-day option to purchase up to an additional common shares from us at the initial public offering price less underwriting discounts and commissions on the same terms as set forth in this prospectus.

Common shares to be outstanding immediately after the offering:	common shares, including up to common shares that may be issued pursuant to equity awards to be granted to our employees under our 2014 Plan prior to the completion of this offering (or common shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds:	We intend to use the net proceeds from this offering to acquire and develop advanced, automated manufacturing equipment to expand our LED manufacturing capacity, for the repayment of indebtedness outstanding and for general corporate purposes. See “Use of Proceeds.”

Dividend policy:	We currently do not intend to pay cash dividends after the completion of this offering, subject to the discretion of our board of directors. We currently intend to reinvest any future earnings in developing and expanding our business. See “Dividend Policy.”

Lock-up agreements:	We have agreed with the underwriters, subject to certain exceptions, not to sell or dispose of any common shares or any securities convertible into or exchangeable for any common shares during the period commencing on the date of this prospectus until 180 days after the date of this prospectus. All of our directors, executive officers and all of our shareholders have agreed to similar lockup restrictions for a period of 180 days. See “Underwriting.”

Directed share program:	At our request, the underwriters have reserved for sale, at the initial public offering price, up to five percent of the common shares offered by this prospectus for sale to some of our directors, officers and certain other persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the public. Any reserved shares that are not so purchased will be offered by the underwriters to the public on the same terms as the other shares offered by this prospectus.

Proposed NASDAQ Global Select Market symbol:	“TCPI”

Risk factors:	Investing in our common shares involves a high degree of risk and purchasers of our common shares may lose part or all of their investment. See “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common shares.

Unless otherwise indicated, the information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase up to common shares from us at the initial public offering price less underwriting discounts and commissions;

•	assumes an initial public offering price of $ per share, the midpoint range set forth on the cover of this prospectus; and

•

does not give effect to the any issuance of any shares under our proposed incentive plan (other than              common shares that may be granted to our employees under our 2014 Plan prior to the completion of this offering), which provides for the issuance of up to a maximum of     % of our common shares following the offering, as described in “Management–2014 Stock Incentive Plan.”

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following summary consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2013 and 2014 and the summary consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all normal and recurring adjustments necessary for a fair presentation of such consolidated financial data. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$263,846	$359,355	$428,925	$90,294	$101,117
Cost of goods sold	208,098	275,109	336,819	69,459	76,330

Gross profit	55,748	84,246	92,106	20,835	24,787
Selling, general and administrative expenses	39,590	60,128	64,252	14,570	16,963
Litigation settlements[1]	—	27,550	3,032	—	100

Operating income (loss)	16,158	(3,432)	24,822	6,265	7,724
Interest expense, net	3,949	5,260	6,059	1,295	2,280
Foreign exchange losses (gains), net	4,752	249	5,929	2,406	(674)

Income (loss) from continuing operations before income taxes	7,457	(8,941)	12,834	2,564	6,118
Income tax expense (benefit) from continuing operations	3,796	(2,738)	4,662	1,623	2,197

Net income (loss) from continuing operations	3,661	(6,203)	8,172	941	3,921
Net loss from discontinued operations[2]	(249)	—	—	—	—

Net income (loss)	3,412	(6,203)	8,172	941	3,921
Net income attributable to noncontrolling interests	149	—	—	—	—

Net income (loss) attributable to TCP	$3,263	$(6,203)	$8,172	$941	3,921

Net income (loss) per share attributable to TCP, basic and diluted	$0.02	$(0.03)	$0.04	$0.00	$0.02

Weighted average number of shares outstanding, basic and diluted	205,534	205,534	205,534	205,534	205,534
Dividends per share	$.01	$.09	$—	$—	$—

Other Financial Data:
Adjusted EBITDA (unaudited)[3]	$24,152	$35,714	$35,996	$8,217	$10,014

	As of March 31, 2014
	Actual	As Adjusted[4]
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents[5]	$23,021	$
Working capital[6]	(56,419)
Property, plant and equipment, net	72,955
Total assets	334,659
Total debt	146,790
Total liabilities	327,214
Total shareholders’ equity	7,445

1	Represents the settlement of various litigation matters, as detailed in Note 14 to our consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Legal Proceedings.”
2	In August 2011, we sold the stock of one of our Chinese subsidiaries to an entity owned and controlled by our majority shareholders. We have no continuing activity with this entity and, accordingly, it has been reflected as discontinued operations in the accompanying consolidated financial statements.
3	We present the non-GAAP financial measure “Adjusted EBITDA” as a supplemental measure of our performance. This non-GAAP financial measure is not a measure of financial performance or liquidity calculated in accordance with U.S. GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations and balance sheet information presented on the basis of U.S. GAAP.

We define EBITDA as net income (loss) attributable to TCP before interest expense, income taxes, depreciation and amortization, and Adjusted EBITDA as EBITDA before net foreign currency losses (gains), litigation settlements and costs related to our withdrawn initial public offering. Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations. We believe the use of Adjusted EBITDA as a metric assists our board, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure, as well as certain items that affect inter-period comparability.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) attributable to TCP, which is the most directly comparable U.S. GAAP measure, for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Net income (loss) attributable to TCP	$3,263	$(6,203)	$8,172	$941	$3,921
Adjustments:
Interest expense, net	3,949	5,260	6,059	1,295	2,280
Income tax expense (benefit)	3,796	(2,738)	4,662	1,623	2,197
Depreciation and amortization	6,739	7,154	8,142	1,952	2,190

EBITDA	17,747	3,473	27,035	5,811	10,588
Adjustments:
Foreign exchange losses (gains), net	4,752	249	5,929	2,406	(674)
Litigation settlements	—	27,550	3,032	—	100
Cost related to withdrawn initial public offering[a]	1,653	4,442	—	—	—

Adjusted EBITDA (unaudited)	$24,152	$35,714	$35,996	$8,217	$10,014

[a]	Represents legal, accounting and professional fees incurred in connection with our proposed initial public offering in 2012, which was withdrawn.
4	The “as adjusted” data gives effect to the issuance of common shares in this offering at an assumed offering price of $ per common share, which is the midpoint of the range set forth on the cover of this prospectus.
5	Excludes restricted cash of $5,421.
6	Total current assets minus total current liabilities.

RISK FACTORS

Investing in our common shares involves a high degree of risk. You should carefully consider the following risk factors, as well as the financial and other information in this prospectus, before deciding to invest in our common shares. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common shares could decline and you may lose all or part of your investment in our common shares.

Risks Related to Our Business

Our industry is highly competitive. If we are not able to compete effectively, including against larger lighting manufacturers with greater resources, our business, financial condition and results of operations will be adversely affected.

Our industry is highly competitive. We face competition from vendors of traditional lighting technologies and from vendors of newer innovative products. The lighting industry is characterized by rapid technological change, short product lifecycles, frequent new product introductions and a competitive pricing environment. These characteristics increase the need for continual innovation and, as new technologies evolve, provide entry points for new competitors as well as opportunities for rapid share shifts. Our products compete with a number of existing products and our success depends on our ability to effectively compete in this global market. Many of our competitors, such as Philips, General Electric, OSRAM, Cree, and Acuity Brands are large, well-capitalized companies with significantly more resources than ours and they are able to spend more aggressively on product development, marketing, sales and other product initiatives.

Our ability to compete effectively in our markets depends upon our ability to distinguish our company and our products from our competitors and their products based on various factors, including, among others:

•	breadth and quality of product offering;

•	product pricing and cost competitiveness;

•	access to distribution channels globally;

•	customer orientation and strong customer relationships; and

•	the success and timing of new product development.

To the extent we are unable to distinguish our products, our larger competitors and any other more innovative competitors may be able to capture our customers and reduce our opportunities for success, which will adversely affect our business, financial condition and results of operations.

The loss of our relationship with The Home Depot or Walmart, or a significant decline in either of their purchases, could have a material adverse effect on our business, our ability to distribute our products, and our financial condition and results of operations.

Net sales to The Home Depot accounted for 34.8%, 28.8% and 31.4% of our net sales in 2011, 2012 and 2013, respectively, and net sales to Walmart accounted for 10.3% and 13.0% of our net sales in 2012 and 2013, respectively. Net sales to The Home Depot and Walmart accounted for 18.3% and 26.4%, respectively, of our net sales for the three months ended March 31, 2014. We do not have a long-term contract with, or any volume commitments from, The Home Depot or Walmart. Our sales have been and may continue to be materially affected by fluctuations in the buying patterns of The Home Depot and Walmart, and such fluctuations may result from general economic conditions, higher than anticipated inventory positions or other factors. A loss of The Home Depot or Walmart as a customer, or a significant decline in either of their purchases from us, could have a material adverse effect on our business, financial condition and results of operations and our ability to distribute our products.

Each such company may make decisions regarding its business undertakings with us that may be contrary to our interests, or may terminate its relationship with us altogether, which it may do at any time. In addition, if either company changes its business strategy, we may fail to maintain our relationship with such company. Furthermore, should either company face changes that decrease its customer base due to the economy or for any other reason, our sales could be materially and adversely affected.

Lighting products are subject to rapid technological changes. If we fail to accurately anticipate and adapt to these changes, the products we sell will become obsolete, and our business, financial condition and results of operations will be adversely affected.

Lighting products are subject to rapid technological changes and short product life cycles that often lead to price erosion and cause product obsolescence. Companies within the lighting industry are continuously developing new products with heightened performance and functionality, which puts pricing pressure on existing products and constantly threatens to make them, or causes them to be, obsolete. These trends are especially relevant for our LED lamp products, which have experienced, and are expected to continue to experience, very rapid technological improvement and cost declines compared to other current lamp technologies. Our typical product’s life cycle is relatively short, generating lower average selling prices as the cycle matures. If we fail to accurately anticipate the introduction of new technologies, we may possess significant amounts of obsolete inventory that can only be sold at substantially lower prices and profit margins than we anticipated, which in turn may cause the stated value of our inventory to decline. In addition, if we fail to accurately anticipate the introduction of new technologies or are unable to develop the planned new technologies, we may be unable to compete effectively due to our failure to offer products most demanded by the marketplace. If any of these failures occurs, our business, financial condition and results of operations will be adversely affected.

If we are unable to increase production capacity for our products in a cost effective and timely manner or manage our operations and supply chain, we may incur delays in shipment and our sales and reputation in the marketplace could be harmed.

An important part of our business plan is the expansion of production capacity for our products. In order to fulfill anticipated demand for our products, we invest in capacity in advance of actual customer orders, typically based on preliminary, non-binding indications of future demand. As customer demand for our products changes, we must be able to adjust our production capacity, and manage our operations and supply chain, to meet demand while keeping costs down. Uncertainty is inherent within our facility and capacity expansion, and unforeseen circumstances could offset the anticipated benefits, disrupt our ability to provide products to our customers and impact product quality. Our ability to provide products to our customers in a cost effective and timely manner depends on a number of factors, including the following:

•	our ability to effectively increase the automation of the manufacturing processes for our LED and CFL product lines;

•	our ability to transition production among manufacturing facilities;

•	our ability to properly and quickly anticipate customer preferences among lighting products;

•	our ability to repurpose equipment from the production of one product to another;

•	the availability of critical components and raw materials used in the manufacture of our products;

•	the reliability of our inventory management systems and supply chain visibility tools;

•	our ability to effectively establish and use adequate management information systems, financial controls and quality control procedures; and

•	equipment failures, power outages, environmental risks or variations in the manufacturing process.

If we are unable to increase production capacity for our products in a cost effective and timely manner while maintaining adequate quality, we may incur delays in shipment or be unable to meet increased demand for our products, which could harm our sales and operating margins and damage our reputation and our relationships with current and prospective customers. In addition, even if we are able to increase production capacity in a cost-effective and timely manner while maintaining adequate quality, if we are not able to effectively manage our inventory, supply chain and our operations, there may be delays in the delivery of our products that could also result in the loss of customers. From time to time, in part due to the growth of our business, we have experienced some delays in delivering products demanded by certain of our customers. Finally, if demand does not increase at the rate forecast, we may not be able to reduce manufacturing expenses or overhead costs at the same rate as demand decreases, which could also result in lower margins and adversely affect our business, financial condition and results of operations.

The reduction or elimination of investments in, or incentives to adopt, LED, CFL and other energy efficient lighting or the elimination of, or changes in, policies, incentives or rebates in certain states or countries that encourage the use of LEDs, CFLs and other energy efficient lighting solutions over some traditional lighting technologies could cause the growing demand for our products to slow, which could materially and adversely affect our business, financial condition and results of operations.

Today, the upfront cost to consumers of LEDs, CFLs and other forms of lighting solutions exceeds the upfront cost for some traditional lighting technologies that provide similar lumen output in many applications. Some governments around the world, including the United States, China, the European Union, and Canada, have used policy initiatives and other regulations, including financial incentives and rebates to consumers from which we benefit, to accelerate the development and adoption of LEDs, CFLs and other forms of lighting solutions and other non-traditional lighting technologies that are seen as more environmentally friendly compared to some traditional lighting technologies. Reductions in (including as a result of any budgetary constraints), or the elimination of, government investment and favorable energy policies could result in decreased demand for our products and decrease our sales, profits and margins. Further, if our products fail to qualify for any financial incentives or rebates or if restrictions by regulation of competitive products are removed, demand for our products may decrease, and our sales and profits may decrease.

The suspension of, repeal of or amendments to current requirements to phase-out energy inefficient lamp technologies by governments or the provision of government sponsored subsidies in our target geographies could impair our sales of energy efficient lamps in international markets.

Effective legislation in many countries that mandates energy efficiency standards for lamps represents an important driver to the growth in adoption of the energy efficient lamp technologies that we offer. The suspension of, repeal of or amendments to current laws or regulations banning inefficient lamp technologies in the United States and Canada, EMEA, Asia or Latin America could materially and adversely affect our business, financial condition and results of operations.

Any increase in the cost or disruption in the availability of the raw materials or key components utilized in our lighting products may adversely affect our business, financial condition and results of operations.

The lighting industry is subject to significant fluctuations in the cost and availability of raw materials and components. We rely on a number of third-party suppliers to provide certain raw materials and to manufacture certain of the components of our products and expect to continue to rely on such suppliers.

Our results of operations are directly affected by the cost of our raw materials, which could be affected by, among other things, general shortages in the marketplace and high price volatility. Our principal raw materials and components are phosphor, LED chips, plastic and aluminum. As a result of the significant portion of our cost of goods sold represented by these raw materials, our gross profit and margins could be adversely affected by changes in the cost of these raw materials if we are unable to pass the increases on to our customers. In recent years, the price of phosphor has experienced extreme volatility due to changes in the global supply of rare earth elements, the main raw material inputs for phosphor, particularly in China. More than 95% of the world’s current supply of rare earth elements comes from China, which has enacted a policy to reduce its exports because of its rising domestic demand and new environmental restrictions. Given the volatility in the cost of phosphorous elements, there can be no assurance that prices will not increase in the future, potentially at significant rates. Such increases may adversely affect our business, financial condition and results of operations.

We depend on a limited number of suppliers for these and other raw materials. We do not have guaranteed supply arrangements with our suppliers and few alternative sources exist. Substitution of alternate raw materials could significantly change the performance of the lighting products that we manufacture. If the availability of any of these raw materials is limited, we may be unable to produce some of our products in the quantities demanded by our customers, which could have an adverse effect on plant utilization and our sales of products requiring such raw materials.

We depend on certain key suppliers for components that we require for our lighting products, and the loss of any of these suppliers could have an adverse effect on our business, financial condition and results of operations.

We depend on certain key suppliers for certain key components that we require for our lighting products, including the LEDs for our LED-based lighting products. We do not have long-term contracts with these suppliers or any volume commitments from them. Our third-party suppliers may encounter problems obtaining materials required during their manufacturing processes due to a variety of reasons, any of which could delay or impede their ability to meet our demand for components. Our reliance on third-party suppliers also subjects us to additional risks that could harm our business, including, among others:

•	we may not be able to obtain an adequate supply of our components in a timely manner or on commercially reasonable terms;

•	our suppliers may be accused of infringing the intellectual property of third parties which, if upheld, could alter or inhibit their ability to fulfill our orders and meet our requirements; and

•	our suppliers may encounter financial or other hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

Finding a suitable alternate supply of required raw materials and components that meet our strict specifications and obtaining them in needed quantities may be a time-consuming process, and we may not be able to find an adequate alternative source of supply at an acceptable cost. Any significant interruption in the supply of these raw materials or components could have a material adverse effect on our business, financial condition and results of operations.

We occasionally experience component quality problems with suppliers, and our current suppliers may not deliver satisfactory components in the future.

We occasionally experience component quality problems with suppliers. We may experience quality problems with suppliers in the future, which could decrease our gross margin and profitability, lengthen our sales cycles, adversely affect our customer relations and future sales prospects and subject our business to negative publicity. Our suppliers, especially new suppliers, may make manufacturing errors that may not be detected by our quality assurance testing, which could negatively affect the efficacy or safety of our products or cause shipment delays due to such errors. Additionally, we sometimes satisfy warranty claims even if they are not covered by our general warranty policy as a customer accommodation. If we were to experience quality problems with certain components purchased from our key suppliers, these adverse consequences could be magnified, and our business, financial condition and results of operations could be materially adversely affected.

Our success is largely dependent upon the skills, experience and efforts of our senior management and the loss of their services could have a material adverse effect on our business, financial condition and results of operations.

Our continued success depends upon the continued availability, contributions, skills, experience and efforts of our senior management. We are particularly dependent on the services of Ellis Yan, our Chief Executive Officer. Ellis Yan has major responsibilities with respect to sales, product development and overall corporate administration. We do not have a formal succession plan in place for Ellis Yan. Our employment agreement with Ellis Yan does not guarantee his services for a specified period of time. All of the employment agreements with our senior management team may be terminated by the employee at any time. While all such agreements include non-competition and confidentiality covenants, there can be no assurance that such provisions will be enforceable or adequately protect us. The loss of the services of any of these persons might impede our operations or the achievement of our strategic and financial objectives, and we may not be able to attract and retain individuals with the same or similar levels of experience or expertise. Additionally, while we have key man insurance on the life of Ellis Yan, such insurance may not adequately compensate us for the loss of Ellis Yan. The loss or interruption of the service of members of our senior management, particularly Ellis Yan, or our inability to attract or retain other qualified personnel could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to execute our business strategy to expand the marketing, distribution and sale of our products, and if we are unable to effectively manage the associated risks, our ability to expand our business abroad could be impaired.

We commenced sales activities in China in 2004, EMEA in 2010 and Latin America in 2011, and we expect to continue to expand our sales outside of the United States and Canada as part of our core business strategy. The marketing, distribution and sale of our products in these markets may expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and follow their trends;

•	failure to develop products that work under the various voltage standards that can differ from region to region;

•	failure to maintain effective marketing and distributing presence in various countries;

•	failure to provide adequate customer service and support in these markets;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the markets in which we offer or plan to offer our products;

•	failure to obtain or maintain certifications for our products in these markets;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements;

•	difficulty in employing and retaining sales personnel who are knowledgeable about, and can function effectively in, export markets; and

•	trade barriers such as export requirements, tariffs and taxes.

Our multi-national sales, manufacturing and operations subjects us to risks associated with operating in global markets.

We are a global business. For 2011, 2012 and 2013, 10.2%, 11.6% and 17.6%, respectively, of our net sales were outside of the United States and Canada. We are incorporated in Switzerland. Most of our manufacturing facilities are located in China. We also maintain offices in the United States, United Kingdom, Canada, Brazil, Germany and Japan. Global business operations are subject to inherent risks, including, among others:

•	unexpected changes in regulatory requirements, tariffs and other trade barriers or restrictions;

•	longer accounts receivable payment cycles and the difficulty of enforcing contracts and collecting receivables through certain non-U.S. legal systems;

•	difficulties in managing and staffing operations;

•	potentially adverse tax consequences;

•	the burdens of compliance with the laws and regulations of a number of jurisdictions;

•	import and export license requirements and restrictions of China, the United States and each other country in which we operate;

•	exposure to different legal standards and reduced protection for intellectual property rights in some countries;

•	currency fluctuations and restrictions;

•	political, social and economic instability, including war and the threat of war, acts of terrorism, pandemics, boycotts, curtailment of trade or other business restrictions;

•	periodic economic downturns in the markets in which we operate;

•	customs clearance and transportation delays; and

•	sales variability as a result of translating our non-U.S. sales into U.S. dollars.

Any of these factors may adversely affect our future sales outside the United States and, consequently, our business, financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted by subsidiaries in many countries. The results of operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currencies to which we are exposed are the Euro, British pound sterling, Chinese yuan, Brazilian real and Swiss franc. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements and an appreciation of these currencies will result in a corresponding increase in such amounts. To the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. The steady appreciation of the Chinese currency versus the U.S. dollar over the past four years has increased the relative cost of our manufacturing to the extent we have used U.S. dollars or other currencies generated from our sales outside of China to purchase goods and services in China. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our business, financial condition or results of operations.

We may be exposed to fines, penalties or other sanctions if we do not comply with laws and regulations designed to combat government corruption in countries in which we sell our products, and any determination that we violated such laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We operate in some countries that have experienced significant levels of governmental corruption. Our employees, agents and contractors may take actions in violation of our policies and applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Such violations, if they occur, could have an adverse effect on our business, financial condition and results of operations and reputation. Any failure by us to ensure that our employees and agents comply with the FCPA and other applicable laws and regulations in non-U.S. jurisdictions could result in substantial civil and criminal penalties or restrictions on our ability to conduct business in certain non-U.S. jurisdictions, and our business, financial condition and results of operations could be materially and adversely affected.

We generally do not enter into long-term contracts with our customers, which could result in a disconnect between our production and sales.

We generally do not enter into long-term contracts with our customers. Rather, we sell our products to customers through purchase orders based on their current needs, which could result in a disconnect between our production and sales. As a result, we could experience periods during which our production exceeds the orders for our products, resulting in higher levels of inventory and of working capital employed in our business than would otherwise be required. We will also have to pay our fixed costs during such periods. We may not be able to timely find new customers, or increase orders from existing customers, in order to absorb our excess production and supplement our sales during these periods and we may not be able to recover our fixed costs as a result. Periods of no or limited purchase orders for our products could have a material adverse effect on our business, financial condition and results of operations.

Certification and compliance are important to adoption of our lighting products, and failure to obtain such certification or compliance may have an adverse effect on our business, financial condition and results of operations.

We are required to comply with certain legal requirements governing the materials used in our products and we submit to voluntary registration for the certification of some of our products. Certifications and compliance standards that we follow include UL, an independent organization that provides a UL mark on products that have passed testing and safety certification, and the efficiency requirements of ENERGY STAR®. The United States Environmental Protection Agency has announced that it intends to make its ENERGY STAR® rating standards more rigorous in the second half of 2014. If our products do not meet the new standards, our sales of any non-compliant products could decrease, which could have a material impact on our business. Any other amendments to existing requirements, or new requirements with which we cannot comply, may materially harm our sales. In addition, we cannot be certain that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, we will be able to maintain certifications for our existing products. The failure to obtain such certifications or compliance may adversely affect our business, financial condition and results of operations.

We are subject to the SEC’s new rules regarding the use and disclosure of “conflict minerals,” which we expect will increase our operating and compliance costs. Our products may contain conflict minerals, which could harm our reputation and cause sales of our products to decline.

The SEC adopted its final rule implementing Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act concerning conflict minerals in August 2012. This rule requires us to: (1) determine whether conflict minerals (tin, tantalum, tungsten, gold or similar derivatives) are used in our products and, if so, determine if the minerals originated from the Democratic Republic of Congo (“DRC”) or its immediately adjoining countries; and (2) if so, to conduct due diligence regarding the source and chain of custody of these conflict minerals to determine whether the conflict minerals financed or benefitted armed groups. The rule will require us to submit forms and reports to the SEC by 2016 and annually thereafter that disclose our determinations and due diligence measures. We are currently conducting conflict minerals due diligence and are working toward the required deadline. Presently, we have not determined how many or if any of our supply chain partners use conflict minerals or how much expense our due diligence exercise will add to our operational cost. If we do not properly assess supply chain partners and appropriately control costs and budget for conflict minerals compliance, our results of operations and profitability in the future could suffer. In addition, if our products contain conflict minerals, sales of our products could suffer due to adverse public reaction, resulting in a decline in revenue and profitability.

Our products may contain defects or otherwise not perform as expected, which could reduce sales, result in costs associated with warranty or product liability claims or recall of those items, all of which could materially adversely affect our business, financial condition and results of operations.

The manufacturing of our products involves complex processes and defects have been, and could be, found in our existing or future products. These defects may cause us to incur significant warranty, support and replacement costs, and costs associated with recall may divert the attention of our engineering personnel from our product development efforts and harm our relationships with customers and our reputation in the marketplace. We generally provide limited warranties ranging from one to nine years on our products, and such warranties may require us to repair, replace or reimburse the end user for the purchase price of the product. Moreover, even if our products meet standard specifications, end users may attempt to use our products in applications they were not designed for or in products that were not designed or manufactured properly, resulting in product failures and creating customer dissatisfaction. Since the majority of our products use electricity, and our CFL lamps contain a small amount of mercury, it is possible that our products could result in injury or increased health risks, including the health risks associated with exposure to ultraviolet light generated by mercury vapors, whether by product malfunctions, defects, improper installation or other causes. Particularly because our products often incorporate new technologies or designs, we cannot predict whether or not product liability claims will be brought against us. We may not have adequate resources in the event of a successful claim against us or a recall of a product. A successful product liability claim against us or a significant recall of a product that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages and could materially adversely affect our results of operations and financial condition. These problems could result in, among other things, a delay in the recognition or loss of sales, loss of market share or failure to achieve market acceptance. A significant product recall or product liability litigation could also result in adverse publicity, damage to our reputation and a loss of confidence in our products and adversely affect our business, financial condition and results of operations.

If we are unable to manage our anticipated sales growth effectively, our business, financial condition and results of operations could be adversely affected.

We intend to undertake a number of strategies in an effort to grow our sales. If we are successful, our sales growth may place significant strain on our limited resources, including our research and development, sales and marketing, operational and administrative resources. To properly manage any future sales growth, we must continue to improve our management, operational, administrative, accounting and financial reporting systems and expand, train and manage our employee base, which may involve significant expenditures and increased operating costs. We may not be able to effectively manage the expansion of our operations or recruit and adequately train additional qualified personnel. If we are unable to manage our anticipated sales growth effectively, the quality of our customer care may suffer, we may experience customer dissatisfaction, reduced future sales or increased warranty claims, and our expenses could substantially and disproportionately increase. Any of these circumstances could adversely affect our business, financial condition and results of operations.

We may engage in future acquisitions that could disrupt our business, divert management attention, increase our expenses or otherwise adversely affect our business, financial condition and results of operations.

In the future, we may acquire complementary businesses, products, technologies or other assets. If we engage in future acquisitions, we may not strengthen our competitive position or achieve any of our intended goals or synergies with respect to any such acquisition. In addition, any such acquisition may be viewed negatively by our customers, financial markets or investors. Furthermore, any such acquisition could pose challenges with respect to the integration of personnel, technologies and operations from the acquired businesses and in the retention and motivation of key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management’s attention from day-to-day responsibilities, increase our expenses and otherwise adversely affect our business, financial condition and results of operations.

The marketing and distribution efforts of our third-party distributors may not be effective, which could negatively affect our ability to expand our business, particularly in the C&I channel.

We market and sell some of our products to third-party distributors in all of our sales regions, especially in the United States. We rely on these distributors to service end users, and our failure to maintain strong working relationships with such distributors could have a material adverse impact on our operating results and damage our brand reputation, particularly in the C&I channel. For 2011, 2012 and 2013, sales to our C&I customers were $102.6 million, $152.5 million and $165.8 million, respectively, or 38.9%, 42.4% and 38.7% of our net sales, respectively. For the three months ended March 31, 2014, sales to our C&I customers were $46.1 million, or 45.6% of our net sales.

We do not control the activities of our distributors with respect to the marketing and sales of and customer service support for our products. Therefore, the reputation and performance of our distributors, the willingness of our distributors to sell our products and their ability to expand their businesses are essential to the future growth of our sales in the C&I channel and has a direct and material impact on our sales and profitability. Also, as with our retail customers, we do not have long-term purchase commitments from our distributor customers, and they can therefore generally cancel, modify or reduce orders with little or no notice to us. As a result, any reductions or delays in, or cancellations of, orders from any of our distributors may have a negative impact on our sales and budgeting process. Moreover, we may not be able to compete successfully against those of our competitors that have greater financial resources and are able to provide better incentives to distributors, which may result in reduced sales of our products or the loss of our distributors. The loss of any key distributor may force us to seek replacement distributors, and any resulting delay may be disruptive and costly.

If we are unable to obtain additional capital as needed in the future, our ability to grow our sales could be limited and we may be unable to pursue our current and future business strategies.

Our future capital requirements will depend on many factors, including the rate of our sales growth, our introduction of new products and services and enhancements to existing products and services, and our expansion of sales, marketing and product development activities. In addition, we may consider acquisitions of product lines, businesses or technologies in an attempt to grow our business, which could require significant capital and could increase our capital expenditures related to future operation of the acquired business or technology. We may not be able to obtain additional financing on terms favorable to us, if at all, and, as a result, we may be unable to expand our business or continue to pursue our current and future business strategies. Additionally, if we raise funds through debt financing, we may become subject to additional covenant restrictions and we will incur increased interest expense and principal payments.

As a manufacturer or importer of goods containing mercury, we are subject to requirements in certain jurisdictions that we take back, recycle or otherwise manage lamps returned by our customers or that we pay for the costs of meeting such requirements.

Our CFL lamps contain a small amount of mercury. In the United States, certain states assess all manufacturers of mercury-containing lights that sell those lights into that state to pay costs incurred by the state to fund its program to collect, transport, process and recycle those lights. In certain instances, we have been unable to effectively recover this additional cost from our customers. It is possible that other states or jurisdictions into which we sell our CFLs will enact similar, or even more onerous, legislation. If such legislation becomes more widespread, our financial obligations under these programs could adversely affect our business, financial condition and results of operations. In addition, consumer resistance to the use of CFL lamps due to their mercury content may reduce our sales.

We own land use rights for industrial property in China, and if any environmental contamination is discovered, we could be responsible for remediation of the property.

We own our manufacturing and distribution facilities located in China. We purchased the land use rights for these properties from the Chinese government beginning in 2001. If environmental contamination is discovered at any of our facilities and we are required to remediate the property, our recourse against the prior owners may be limited. Any such potential remediation could be costly and could adversely affect our business, financial condition and results of operations.

The cost of compliance with environmental laws and regulations and any related environmental liabilities could adversely affect our business, financial condition and results of operations.

We are subject to laws and regulations governing, among other things, the use of chemicals, emissions to air, discharges to water, the remediation of contaminated properties and the generation, handling, collection, recycling, use, storage, transportation, treatment and disposal of and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety and the content and manufacturing of our products. These laws and regulations are subject to change and becoming increasingly more stringent, and also vary depending on the jurisdictions in which our products are manufactured, transported, marketed and placed. The costs to comply with these laws or regulations can be substantial and any violation thereof can lead to substantial fines, penalties and other liabilities, which could adversely affect our business, financial condition and results of operations.

If our information technology systems fail, or if we experience an interruption in their operation or we are unable to protect them against cyber-based attacks or network security breaches, then our business, financial condition and results of operations could be materially adversely affected.

The efficient operation of our business is dependent on our information technology systems. We rely on those systems generally to manage the day-to-day operation of our business, manage relationships with our customers, maintain our research and development data and maintain our financial and accounting records. The failure of our information technology systems, our inability to successfully maintain and enhance our information technology systems or any compromise of the integrity or security of the data we generate from our information technology systems could adversely affect our results of operations, disrupt our business and product development and make us unable or severely limit our ability to respond to customer demands. In addition, our information technology systems are vulnerable to damage or interruption from:

•	earthquake, fire, flood and other natural disasters;

•	employee or other theft;

•	attacks by computer viruses or hackers;

•	power outages;

•	cyber-based attacks or network security breaches; and

•	computer systems, internet, telecommunications or data network failure.

Any interruption of our information technology systems, including security breaches, could result in decreased sales, increased expenses, increased capital expenditures, negative publicity, customer dissatisfaction and potential lawsuits or liability claims, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

If we are unable to obtain and adequately protect our intellectual property rights, our competitive position could be harmed.

We consider certain aspects of our technology and processes proprietary. If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors may utilize our proprietary technology and our business, financial condition and results of operations could be harmed. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies. Our competitors may also be able to independently develop products that are substantially equivalent or superior to our products or design around our patents. In addition, the laws of some countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.

We own United States and non-U.S. patents and patent applications that relate to some of our products, systems, business methods and technologies. We offer no assurance about the degree of protection which existing or future patents may afford us. Likewise, we offer no assurance that our patent applications will result in issued patents, that our patents will be upheld if challenged, that competitors will not develop similar or superior business methods or products outside the protection of our patents, that competitors will not infringe on our patents or that we will have adequate resources to enforce our patents.

We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise learn of our unpatented technology. To protect our trade secrets and other proprietary information, we generally require employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure you that these agreements will provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information. If we are unable to maintain the proprietary nature of our technologies, our business could be materially adversely affected.

Assertions by third parties of intellectual property infringement could result in significant costs and cause our operating results to suffer.

The markets in which we compete or plan to compete are characterized by rapidly changing products and technologies and there is intense competition to establish intellectual property protection and proprietary rights related to these products and technologies. The markets for LED, CFL and halogen lamps, in particular, are characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies, including us.

We may be required to obtain licenses for such third-party intellectual property. If we need to license any third-party intellectual property or other technology, we could be required to pay royalties on certain of our products. In addition, there can be no assurance that we will be able to obtain such licenses on commercially reasonable terms or at all. Our inability to obtain third-party intellectual property licenses on commercially reasonable terms or at all could harm our business, results of operations, financial condition and/or prospects.

We have in the past received, and may receive, notices that claim we have infringed upon the intellectual property of others. Even if these claims are not valid, they could subject us to significant costs. We have engaged in litigation and litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could subject us to significant liabilities to third-parties, require us to license disputed rights from others or require us to cease marketing, selling or using certain products or technologies. For instance, in 2013 we entered into a settlement agreement with Koninklijke Philips N.V. (“Philips”) relating to a lawsuit alleging infringement of certain LED lighting-related patents pursuant to which we agreed to make certain scheduled payments to Philips over time in exchange for a license to use certain of Philips’ LED patents until the earlier of their respective expirations or December 31, 2028. We are also a defendant in a patent infringement lawsuit brought against us by GE Lighting Solutions, LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources,” “Business—Legal Proceedings,” Note 14 to our consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements, included elsewhere in this prospectus. We may not be able to obtain licenses on acceptable terms, if at all. We also may have to indemnify certain customers if it is determined that we have infringed upon or misappropriated another party’s intellectual property. Any of these results could adversely affect our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, and the diversion of management resources, regardless of whether the claim is valid, could be significant and could materially harm our business, financial condition and results of operations.

Our efforts to protect our intellectual property may be less effective in some countries where intellectual property rights are not as well protected as in the United States.

The laws of some countries do not protect proprietary rights to the same degree as the laws of the United States and there is a risk that our ability to protect our proprietary rights may not be adequate in these countries. Many companies have encountered significant problems in protecting their proprietary rights against copying or infringement in such countries, some of which are countries in which we intend to sell our products. In particular, the application of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If we are unable to adequately protect our intellectual property rights in China, our attempts to penetrate the Chinese market may be harmed. In addition, our competitors in China and these other countries may independently develop similar technology or duplicate our products, even if unauthorized, which could potentially reduce our sales in these countries and harm our business, financial condition and results of operations.

The steps we have taken to protect our intellectual property may not be adequate, which could have a material adverse effect on our ability to compete in the market.

In addition to patents, we rely on confidentiality, non-compete, non-disclosure and assignment of inventions provisions, as appropriate, with our employees and consultants, to protect and otherwise seek to control access to, and distribution of, our proprietary information. These measures may not be adequate to protect our intellectual property from unauthorized disclosure, third-party infringement or misappropriation, for the following reasons:

•	the agreements may be breached, may not provide the scope of protection we believe they provide or may be determined to be unenforceable;

•	we may have inadequate remedies for any breach;

•	trade secrets and other proprietary information could be disclosed to our competitors; or

•	others may independently develop substantially equivalent or superior proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

Specifically with respect to non-compete agreements, under current U.S. law, we may be unable to enforce these agreements, in whole or in part, and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it could harm our ability to protect our rights and could have a material adverse effect on our business, financial condition and results of operations.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

We rely on patents to protect a portion of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third-parties, such as infringement suits or interference proceedings. Any lawsuits that we initiate could be expensive, take significant time and divert management’s attention from other business concerns, and the outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. In addition, we may provoke third-parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, including attorney fees, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, financial condition and results of operations.

Risks Related to This Offering and Our Common Shares

There may be circumstances in which the interests of our major shareholders could be in conflict with your interests as a shareholder.

As of the date of this prospectus, Ellis Yan and Solomon Yan beneficially own 56.1% and 33.0% of our common shares, respectively. Upon completion of this offering, Ellis Yan and Solomon Yan will beneficially own     % and     % of our common shares, respectively, or     % and     % of our common shares, respectively, if the underwriters exercise their option to purchase additional shares in full. As a result of this ownership, Ellis Yan and Solomon Yan will have a controlling influence on our affairs and their voting power will constitute a quorum of our shareholders voting on any matter requiring the approval of our shareholders. Such matters include the nomination and election of directors, the issuance of additional shares of our capital stock or payment of dividends, the adoption of amendments to our articles of association and organizational regulations and approval of mergers or sales of substantially all of our assets. In addition, Ellis Yan, Solomon Yan and The Lillian Yan Irrevocable Stock Trust, our principal shareholders, have entered into a shareholders’ agreement that provides for, among other things, these shareholders to vote their common shares in favor of certain board nominees designated by Ellis Yan and Solomon Yan.

Accordingly, this concentration of ownership may harm the market price of our common shares by, among other things:

•	delaying, defending, or preventing a change of control, even at a per share price that is in excess of the then current price of our common shares;

•	impeding a merger, consolidation, takeover, or other business combination involving us, even at a per share price that is in excess of the then current price of our common shares; or

•

discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common shares.

Ellis Yan and Solomon Yan may cause corporate actions to be taken that conflict with the interests of our other shareholders.

If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of the NASDAQ exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act of 2002 requires, among other things, that, as a public company, our principal executive officer and principal financial officer certify the effectiveness of our disclosure controls and procedures and, beginning with our second annual report as a public company, our internal controls over financial reporting. As an emerging growth company, we will not be required to comply with the provision of the Sarbanes-Oxley Act of 2002 that requires our independent registered public accounting firm to attest to management’s assessment of our internal control over financial reporting, once such assessment would otherwise be required, for so long as we remain an emerging growth company.

We continue to develop and refine our disclosure controls and procedures and our internal control over financial reporting; however, we have not yet assessed our internal control over financial reporting. Material weaknesses in our disclosure controls or our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures or ineffective internal control over financial reporting could also cause investors to lose confidence in our reported financial information, which may have a negative effect on the trading price of our common shares.

Because there is no existing market for our common shares, our initial public offering price may not be indicative of the market price of our common shares after this offering, an active trading market in our common shares may not develop or be sustained and the market price of our common shares could fluctuate significantly, and you could lose all or part of your investment.

There is currently no public market for our common shares, and an active trading market may not develop or be sustained after this offering. Our initial public offering price has been determined through negotiation between us and the underwriters and may not be indicative of the market price for our common shares after this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on The NASDAQ Global Select Market. The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them. An inactive market may also impair our ability to raise capital by selling our common shares and may impair our ability to acquire or invest in other companies, products or technologies by using our common shares as consideration.

The lack of a trading market in the United States may result in the loss of research coverage by any securities analysts that may cover our company in the future. Moreover, we cannot assure you that any securities analysts will initiate or maintain research coverage of our company and our common shares in the United States.

In addition, the market price of our common shares could fluctuate significantly as a result of a number of factors, including:

•	fluctuations in our financial performance;

•	economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;

•	changes in financial estimates and recommendations by securities analysts following our common shares or comparable companies;

•	earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies;

•	our ability to meet or exceed any future earnings guidance we may issue;

•	changes in business or regulatory conditions affecting us, participants in our industry or comparable companies;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements or implementation by our competitors or us of acquisitions, technological innovations or new products, or other strategic actions by our competitors; or

•	trading volume of our common shares or the sale of stock by our management team, directors or principal shareholders.

These and other factors could limit or prevent investors from readily selling their common shares or otherwise negatively affect the liquidity of our common shares, and you could lose all or part of your investment.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common shares, fines, sanctions and other regulatory action and potentially civil litigation.

Our management will have broad discretion over the use of the net proceeds from this offering and may not obtain a favorable return on the use of these proceeds.

Our management will have broad discretion in determining how to apply the net proceeds from this offering and may spend the proceeds in a manner that our shareholders may not deem desirable. We currently intend to use the net proceeds from this offering to acquire and develop advanced, automated manufacturing equipment to expand our LED manufacturing, for repayment of indebtedness and for general corporate purposes. We cannot assure you that these uses or any other use of the net proceeds of this offering will yield favorable returns or results. See “Use of Proceeds” for additional information.

We do not anticipate paying cash dividends on our common shares after the completion of this offering and any return on investment may be limited to the value of our common shares.

We do not anticipate paying cash dividends on our common shares after the completion of this offering. Under Swiss law, dividends may be paid out only if we have sufficient distributable profits from the previous fiscal year, or if we have freely distributable reserves, each as will be presented on our audited annual stand-alone statutory balance sheet. Dividend payments out of current year earnings or the share capital are not allowed. The affirmative vote at a shareholders’ meeting of a majority of the votes represented (excluding unmarked, invalid and non-exercisable votes, which includes broker non-votes) must approve distributions of dividends. Our board of directors may propose at the shareholders’ meeting that a dividend be paid, but cannot itself authorize the dividend. In addition, there are legal restrictions on the payment of dividends from our Bermuda and Chinese subsidiaries to pay dividends to us, and our revolving line of credit restricts the ability of our U.S. and Canadian subsidiaries from paying dividends to us. These restrictions affect our ability, as a holding company, to pay dividends to our shareholders. See “Dividend Policy” for additional information. Since we do not plan to pay dividends after the completion of this offering, our common shares may be less valuable than if we planned to do so, because a return on your investment will only be based upon the price at which you sell our common shares.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value, and any additional financing may result in additional dilution to our shareholders.

The assumed initial public offering price will be higher than the pro forma net tangible book value per common share of our outstanding common shares as of March 31, 2014. As a result, investors purchasing common shares in this offering will incur immediate dilution of $         per common share, based on an assumed initial public offering price of $         per common share. This dilution is due in large part to earlier investors having generally paid substantially less than the assumed initial public offering price when they purchased their common shares. Investors purchasing common shares in this offering will pay a price per common share that exceeds the book value of our assets after subtracting our liabilities. As a result of this dilution, investors purchasing common shares from us will have contributed     % of the total amount of our total net funding to date but will own only     % of our equity. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. See “Dilution.” In addition, if we raise additional funds by issuing equity securities in the future, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our common shares.

The market price of our common shares could be adversely affected by future sales of our common shares.

Sales of a substantial number of our common shares following this offering or the perception that such sales might occur, could cause a decline in the market price of our common shares or could impair our ability to obtain capital through a subsequent offering of our equity securities or securities convertible into equity securities. Under our articles of association that will be in effect upon closing of our initial public offering, we are authorized to issue up to              common shares, of which              common shares will be outstanding upon the closing of this offering or              common shares if the underwriters’ option to purchase additional shares is exercised in full). Of these shares, the common shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, or the Securities Act. In addition              common shares may be sold upon the expiration of the 180-day lock-up period under the lock-up agreements described below.

We, our directors and executive officers and all of our shareholders have agreed that, subject to certain exceptions, without the prior written consent of each of the representatives, we and they will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale) or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common shares (including without limitation, common shares which may be deemed to be beneficially owned by them in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) whether now owned or hereafter acquired, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction is to be settled by delivery of common shares or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

Risks Related to Our Corporate Structure

We are incorporated in Switzerland and Swiss law governs our corporate affairs.

We are a corporation incorporated under the laws of Switzerland. Our place of incorporation is Cham, in the canton of Zug, Switzerland. The rights of holders of our common shares are governed by Swiss corporate law and by our articles of association. In particular, Swiss corporate law limits the ability of a shareholder to challenge resolutions or actions of our board of directors in court. Shareholders generally are not permitted to file a suit to reverse a decision or action by directors but are permitted to seek damages for breaches of fiduciary duty. Shareholder claims against a director for breach of fiduciary duty would, as a matter of Swiss law, have to be brought at our place of incorporation in Cham, Switzerland, or at the domicile of the involved director. Shareholders filing a suit in a Swiss court will be required to post a bond to cover court costs and, where the plaintiff is not domiciled in Switzerland or is insolvent, may also be required to include in the bond additional amounts for party indemnification. Under Swiss law the losing party pays court costs. The amounts of these bonds will depend upon the value in litigation and may be substantial, therefore preventing or discouraging a shareholder from bringing a suit against the company or the directors in Switzerland. In addition, under Swiss law, any claims by shareholders against us must be brought exclusively at our place of incorporation. See “Comparison of Swiss Law and Delaware Law—Directors’ fiduciary duties.”

Swiss law contains provisions that could prevent or delay an acquisition of our company by means of a tender offer, a proxy contest or otherwise.

Swiss law contains provisions that could prevent or delay an acquisition of us by means of a tender offer, a proxy contest or otherwise. These provisions may also adversely affect prevailing market prices for the shares. These provisions, among other things:

•

provide that a merger or demerger transaction requires the affirmative vote of the holders of at least two-thirds of the shares represented at the meeting and the majority of the par value of the shares represented and, if the merger contract provides for the possibility of a so-called “cashout” or “squeeze-out” merger, the merger resolution requires the consent of at least 90% of the outstanding shares entitled to vote at the meeting;

•	provide that any action required or permitted to be taken by the holders of shares must be taken at a duly called annual or extraordinary general meeting of shareholders; and

•	limit the ability of our shareholders to amend or repeal some provisions of our articles of association.

Our status as a Swiss corporation means shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.

Swiss law requires our shareholders to authorize increases in our share capital, and such authorizations are of limited duration. Additionally, subject to specified exceptions, Swiss law grants preemptive rights to existing shareholders to subscribe for new issuances of shares. Prior to the consummation of this offering, we expect that our shareholders will waive their preemptive rights to shares they already own, and that our Board of Directors will withdraw any preemptive rights for any shares in this offering to which they would otherwise be entitled. Swiss law also does not provide as much flexibility in the various terms that can attach to different classes of shares as do the laws of some other jurisdictions. Swiss law requires shareholder approval for many corporate actions over which a board of directors would have authority in some other jurisdictions. For example, dividends must be approved by shareholders. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders.

We are a Swiss company and it may be difficult for you to obtain or enforce judgments against us or our senior management and directors in the United States.

We are organized under the laws of Switzerland. Our place of incorporation is Cham in the canton of Zug, Switzerland. Most of our assets are located outside the United States. Furthermore, a number of our directors and executive officers reside outside the United States and a portion of their assets are located outside the United States. Ellis Yan, our Chief Executive Officer, resides in the United States while Solomon Yan, our President, resides in China. As a result, investors may find it difficult to effect service of process within the United States upon us or these persons or to enforce outside the United States judgments obtained against us or these persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Likewise, it may also be difficult for an investor to enforce in U.S. courts judgments obtained against us or these persons in courts located in jurisdictions outside the United States, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. It may also be difficult for an investor to bring an original action in a Swiss court predicated upon the civil liability provisions of the U.S. federal securities laws against us or these persons.

Our organizational regulations will provide that directors and officers, past and present, are entitled to indemnification from us arising in connection with the performance of their duties and permit us to advance the expenses of defending any act, suit or proceeding to our directors and officers. Although there is doubt as to whether U.S. courts would enforce such a provision in an action brought in the United States under U.S. securities laws, such provision could make enforcing judgments obtained outside Switzerland more difficult to enforce against our assets in Switzerland or in jurisdictions that would apply Swiss law. See “Description of Share Capital” for additional information.

Risks Related to Doing Business in China

Changes in China’s economic, political and social conditions could have a material adverse effect on our business, financial condition and results of operations.

We conduct our manufacturing operations in China. Accordingly, our business, financial condition, results of operations and prospects are significantly dependent on the economic, political and social conditions in China. The Chinese economy differs from the economies of developed countries in many respects, including the degree of government involvement, level of development, growth rate, control over foreign exchange, access to financing and allocation of resources. While China’s economy has experienced significant growth over the past 30 years, the growth has been uneven across different regions and periods and among various economic sectors in China. Moreover, sustained economic growth in China over the past few years has resulted in a general increase in labor costs, and the inflationary environment that has led to employee discontent, which could result in materially higher compensation costs being paid to employees. We cannot assure you that the ongoing evolution of economic, political and social conditions in China would not lead to events which may materially reduce our sales and profitability.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Nonetheless, a substantial portion of the productive assets in China continues to be owned by the Chinese government. The Chinese government’s control of these assets and other aspects of the national economy could materially and adversely affect our business. The Chinese government exercises significant control over China’s economic growth through the allocation of resources, control over payment of foreign currency-denominated obligations, implementation of monetary policy and provision of preferential treatment to particular industries or companies. In recent years, the Chinese government has implemented a number of measures, such as raising required bank reserves against deposit rates, which have placed additional limitations on the ability of commercial banks to make loans, and raising interest rates in order to decrease the growth rate of specific sectors of China’s economy that the government believed to be overheating. Such actions, as well as other Chinese policies, may materially and adversely affect our liquidity and access to capital as well as our ability to operate our business.

Fluctuations in the value of the yuan against the U.S. dollar may adversely affect our business, financial condition and results of operations.

The value of the yuan against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of the yuan into foreign currencies, including the U.S. dollar, has historically been based on exchange rates set by the People’s Bank of China. Since 2005, China started to allow its currency to fluctuate within a managed margin. On June 20, 2010, the People’s Bank of China announced that the Chinese government would further reform the yuan exchange rate regime and increase the flexibility of the exchange rate. In March 2011, in a statement about the central bank’s plan for China’s five-year plan running from 2011 to 2015, the People’s Bank of China reiterated a long-standing description of exchange policy to keep the yuan basically stable while strengthening its flexibility. In 2014, China further liberalized the margin by which it allows the yuan exchange rate to fluctuate.

Currency exchange gains (losses) result from fluctuations in foreign currency exchange rates for financial assets and liabilities that are denominated in a currency other than the local currency in the region in which a transaction occurs. Currency exchange gains (losses) arise from the monthly revaluation of these assets (accounts receivable) and liabilities (accounts payable) from the date acquired or incurred through the final settlement date. Substantially all of our currency exchange losses are related to the settlement of intercompany inventory sales from our Chinese subsidiaries, which are denominated in U.S. dollars. Fluctuations in foreign currency exchange rates between the U.S. dollar and Chinese yuan will result in the recognition of currency exchange gains or losses, as the case may be, depending on the movement of foreign exchange rates from the date of inventory purchase to the settlement date.

We do not hedge our exposure to fluctuations in exchange rates, including the exchange rate between the U.S. dollar and the yuan. Appreciation or depreciation in the value of the yuan relative to the U.S. dollar would affect our financial results, which are reported in U.S. dollars, without reflecting any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of earnings from and the value of any U.S. dollar-denominated investments that we may make in the future. Fluctuations in the exchange rate will also affect the relative purchasing power of the proceeds of this offering.

A disruption at our manufacturing facilities could materially adversely affect our business, financial condition and results of operations.

Our manufacturing operations for our products are based in Zhenjiang, China, Shanghai, China, Huaian, China and Yangzhou, China. The operation of these facilities involves many risks, including equipment failures, natural disasters, industrial accidents, power outages and other business interruptions. Our existing business interruption insurance and third-party liability insurance to cover claims in respect of personal injury or property or environmental damage arising from accidents on our properties or relating to our operations may not be sufficient to cover all risks associated with our business. As a result, we may be required to pay for financial and other losses, damages and liabilities, including those caused by natural disasters and other events beyond our control, out of our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

In recent years, certain regions of China have been experiencing a labor shortage as migrant workers and middle level management seek better wages and working conditions elsewhere. This trend of labor shortages is expected to continue and will likely result in increasing wages as companies seek to keep their existing work forces. In addition, substantial competition in China for qualified and capable personnel, particularly experienced engineers and technical personnel, may make it difficult for us to recruit and retain qualified employees at our China facilities, which would adversely affect our profitability as well as our reported net income. No assurance can be given that we, or any of our customers in China, will not experience labor disturbances related to working conditions, wages or other reasons. Any labor shortages, strikes and other disturbances may adversely affect our future operating results and result in negative publicity and reputational harm. Any interruption in our ability to manufacture or distribute our products could result in lost sales, limited sales growth and damage to our reputation in the market, all of which would adversely affect our business, financial condition and results of operations.

The enforcement of the Labor Contract Law, the Social Insurance Law and other labor-related regulations in China may increase our costs and decrease our net income.

China adopted the Labor Contract Law, effective January 1, 2008, and issued its implementation rules, effective September 18, 2008. The Labor Contract Law and related rules and regulations impose more stringent requirements on employers with regard to, among other things, minimum wages, severance payments, non-fixed term employment contracts, time limits for probation periods, as well as the duration and the times that an employee can be placed on a fixed term employment contract. Compliance with the Labor Contract Law and its rules and regulations has resulted in an increase in our operating expenses, particularly our labor costs, and we expect that continued compliance with the Labor Contract Law and its implementation rules and regulations will further increase our operating expenses. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules and regulations may limit our ability to effect those changes in a manner that we believe to be cost effective or desirable, could result in a decrease in our profitability and could adversely affect our business, financial condition and results of operations.

In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. On October 28, 2010, China promulgated the China Social Insurance Law, which came into effect on July 1, 2011. Under the law, an employer that fails to pay a social insurance contribution in full and on time will be penalized at a rate of 0.05% of the outstanding payment per day starting from the date of default. On default of payment by the due date, an additional penalty may be charged between 100% to 300% of the late payment of the social insurance premiums. As a result, failure to make the statutorily required social insurance contribution will subject the Chinese subsidiaries to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected. We accrue expenses quarterly and have recognized a liability on our balance sheet relating to potential payments to be made under the China Social Insurance Law; our potential exposure under the China Social Insurance Law could be in excess of the amount that we have already recognized for this liability.

Uncertainties presented by the Chinese legal system could limit the legal protections available to us and subject us to legal risks, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations in China are subject to applicable Chinese laws, rules and regulations. The Chinese legal system is a system based on written statutes. Prior court decisions may be cited for reference but have little value as precedents. Additionally, Chinese statutes are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.

However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because some of these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules, some of which may not be published on a timely basis or at all, and some of which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection in China than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into in China. As a result, these uncertainties could have a material adverse effect on our business, financial condition and results of operations.

We may elect to finance our operations in part from dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our business, financial condition and results of operations.

We are a holding company and we may elect to finance our operations in part from dividends from our subsidiaries in China for our cash requirements, including any debt we may incur. Current Chinese regulations permit our Chinese subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its respective after-tax profits each year, if any, to a statutory reserve account until the accumulated amount of such reserves reaches 50% of its registered capital. A PRC company is not permitted to distribute any profits until any losses from prior years have been offset. These reserves are not distributable as cash dividends. Furthermore, if our Chinese subsidiaries incur debt, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Our Chinese subsidiaries did not distribute any dividends in 2011, 2012 or 2013.

Under the Chinese Enterprise Income Tax Law, or the EIT Law and implementation regulation issued by State Council, a Chinese income tax at the rate of 10% is applicable to dividends paid by Chinese enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or has such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business) subject to the application of any relevant income tax treaty that China has entered into. Any dividend that we or any subsidiary considered a “non-resident enterprise” receives from our China subsidiaries will be subject to Chinese taxation at the 10% rate (or lower treaty rate). As our policy generally is to indefinitely reinvest the undistributed earnings of our foreign subsidiaries, we do not currently expect our Chinese subsidiaries to distribute dividends to TCP Hong Kong Limited (“TCP HK”) in the near future. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business and could have a material adverse effect on our business, financial condition and results of operations.

Chinese regulations relating to the establishment of offshore special purpose vehicle companies by Chinese residents may subject our Chinese subsidiaries to liability or penalties, limit our ability to inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On October 21, 2005, the Chinese State Administration of Foreign Exchange, or SAFE, issued a “Notice on Certain Foreign Exchange Matters Concerning Fund Raising by Offshore Special Purpose Vehicle Companies of PRC Residents and Related Round-trip Investment,” or SAFE Circular No. 75. On May 27, 2011, SAFE issued the Operating Instruction on Foreign Exchange Administration for Domestic Residents Engaging in Financing and Round Trip Investment Via Overseas Special Purpose Vehicles, or Circular No. 19. Circular No. 19 came into effect on July 1, 2011. On November 19, 2012, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investment, or Circular No. 59, with effect from December 17, 2012. SAFE Circular No. 75, Circular No. 19 and Circular No. 59 are jointly referred to as the SAFE Notice. According to the SAFE Notice, a special purpose vehicle, or SPV, is an offshore special purpose company directly established or indirectly controlled by residents of China for the purpose of offshore investment with its assets or ownership rights consisting of Chinese enterprises. Under the SAFE Notice, residents of China are required to file with the competent local SAFE branch information about offshore companies in which they have invested, directly or indirectly, and to make follow-up filings in connection with certain material transactions involving such SPVs, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investment, or external guarantees, or other material events that do not involve return investment. Under the SAFE Notice, failure to comply with the registration procedures set forth above could result in liability under Chinese law for foreign exchange evasion and may result in penalties and legal sanctions, including fines, the imposition of restrictions on a Chinese subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV, its ability to pay the SPV proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiary and the SPV’s ability to contribute additional capital into or provide loans to the Chinese subsidiary.

Circular No. 19 removes some major obstacles to round-trip investments and provides a remedy to cure prior non-compliant round-trip investment. In contrast with Circular of the General Affairs Department of the State Administration of Foreign Exchange on Issuing the Operational Rules for the State Administration of Foreign Exchange Circular on Relevant Issues concerning Foreign Exchange Administration of Company Financings and Roundtripping Investments via Overseas Special Purpose Companies [Huizongfa (2007) No. 106], or Circular No. 106, Circular No. 19 removes the deadline for outbound investment registration and allows registration for special purpose vehicles, or SPVs, after the establishment of SPVs and before carrying out round-trip investments. One of our founders, Solomon Yan, is a Chinese citizen. In 2007 and 2008, he exchanged his ownership in entities that are now our subsidiaries in China for ownership in TCP HK. If Solomon Yan’s investment in the Chinese subsidiaries is deemed to be a round-trip investment pursuant to Circular No. 75 and Circular No. 19, Solomon Yan would be required to register with SAFE according to SAFE Circulars No. 75 and No. 19.

Many of the terms and provisions in the SAFE Notice remain unclear and implementation by central SAFE and local SAFE branches of the SAFE Notice have been inconsistent since their adoption. Therefore, the corresponding local counterparts of SAFE in different areas may have different opinions on whether Solomon Yan’s investment in the Chinese subsidiaries through TCP HK is subject to the SAFE Notice. However, we have requested Solomon Yan to make the necessary applications and filings as required under the SAFE Notice with competent SAFE bureau in the PRC. Solomon Yan is preparing the application documents for the purpose of registration and filings with competent SAFE bureau. However, we cannot provide any assurances that Solomon Yan will be able to obtain such applicable registration required by the SAFE Notice or that, if challenged by government agencies, the structure of our organization fully complies with all applicable registrations or approvals required by the SAFE Notice. Moreover, because of uncertainty over how the SAFE Notice will be interpreted and implemented, and how or whether SAFE will apply it to us, we cannot predict how it will affect our business operations or future strategies. A failure by such PRC resident shareholder or future PRC resident shareholders to comply with the SAFE Notice or other related rules, if SAFE requires it, could restrict our overseas or cross-border investment activities, limit our subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

We do not have valid title certificates to use certain properties occupied by us in China, which may adversely affect our operations.

Properties occupied by our China subsidiaries in China primarily consist of factory buildings, warehouses, ancillary buildings and offices. Any dispute or claim in relation to the title to the properties occupied by us, including any litigation involving allegations of illegal or unauthorized use of these properties, may result in us having to relocate our business operations and may materially and adversely affect our operations, financial condition, reputation and future growth. In addition, there can be no assurance that the Chinese government will not amend or revise existing property laws, rules or regulations to require additional approvals, licenses or permits, or to implement stricter requirements to obtain or maintain the title certificates required for the properties occupied by our China subsidiaries.

We own certain buildings in China, with an aggregate gross floor area of approximately 665,000 square feet, for which we have not obtained title ownership certificates. As to the buildings without title certificates, among which: (i) we have obtained construction approvals and certificates for approximately 215,000 square feet, accounting for approximately 10.0% of the aggregate gross floor area of our properties, and we are not aware of any legal impediments to obtaining the title ownership certificates to such properties; (ii) approximately 30,000 square feet, accounting for approximately 1.6% of the aggregate gross floor area of our properties, are ancillary buildings which do not have a material effect on our operations; and (iii) the properties for which we have not obtained any construction approvals and certificates are approximately 420,000 square feet, accounting for approximately 19.6% of the aggregate gross floor area of our properties. We use these properties for operations as manufacturing and warehouse facilities.

The operations we conduct on these title defective properties may be adversely affected as a result of the absence of valid legal title. For example, we may be required to seek alternative premises for our business operations, which may lead to disruptions in our business operations.

Proceedings instituted by the SEC against five Chinese-based accounting firms, including an affiliate of our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms (including the Chinese affiliate of our auditor). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under Chinese law and specific directives issued by the China Securities Regulatory Commission. The issues raised by the proceedings are not specific to our auditor, their affiliate or to us, but affect equally all audit firms based in China and all businesses with significant PRC operations with securities listed in the United States. Our Chinese subsidiaries are audited by the Chinese affiliate of KPMG LLP, as part of such firm’s audit of our company.

In January 2014, the administrative judge reached an initial decision that the “big four”-affiliated accounting firms should be barred from practicing before the Commission for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a petition for review of the initial decision and, pending that review, the effect of the initial decision has been suspended. The SEC Commissioners will review the initial decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order is made, the accounting firms would have a further right to appeal to the U.S. Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome of this process, listed companies in the United States with major Chinese operations, including us, may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor concerns regarding U.S. listed companies with major Chinese operations and the market price of our common shares may be adversely affected.

Risks Related to Taxation

We are subject to income taxes in Switzerland, China, the United States and many other jurisdictions throughout the world.

We are subject to a variety of tax laws throughout the world. While we believe we take reasonable positions on the tax returns filed throughout the world, some of these positions may be challenged during income tax audits in Switzerland, China, the United States and other jurisdictions. Consequently, significant judgment is required in evaluating our tax positions to determine our ultimate tax liability. Management records current tax liabilities based on U.S. GAAP, including the more-likely-than-not recognition and measurement standard and the assumption that all uncertain tax positions will be identified in the relevant examination. Our management believes that the estimates reflected in the consolidated financial statements accurately reflect our tax liabilities under these standards. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to challenge successfully the tax treatment upon which our management has based its estimates. Income tax expense includes the impact of tax reserve positions and changes to tax reserves that are considered appropriate, as well as any related interest and penalties.

We may become subject to unanticipated tax liabilities.

We may be subject to income, withholding or other taxes in certain jurisdictions by reason of our activities and operations, and it is also possible that taxing authorities in any such jurisdictions could assert that we are subject to greater taxation than we currently anticipate. For example, it is possible that the U.S. Internal Revenue Service (the “IRS”) could assert that a portion of our income is effectively connected with our conduct of a trade or business in the United States and, if a treaty applies, attributable to a permanent establishment situated in the United States, which income would then be subject to U.S. federal income tax and potentially branch profits tax. If we become subject to a significant amount of unanticipated tax liabilities, our business could be adversely affected.

We will be a controlled foreign corporation, or CFC, for U.S. federal income tax purposes.

We will be treated as a CFC for U.S. federal income tax purposes for the 2014 tax year, and we may be treated as a CFC in subsequent years. Treatment as a CFC will result in adverse U.S. federal income tax consequences for a U.S. Holder who directly or indirectly owns at least 10 % of the total combined voting power of our voting stock. See “Taxation—Material United States Federal Income Tax Considerations—Controlled Foreign Corporation Status.”

We may be or become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

Although we were not a PFIC for the taxable year 2013 and do not anticipate being treated as a PFIC for U.S. federal income tax purposes for our current tax year or the foreseeable future, no assurances can be given in this regard. Because PFIC status is determined on an annual basis, we may or may not be treated as a PFIC in subsequent years due to changes in our assets or business operations. If we are a PFIC for any year, such characterization could result in adverse U.S. federal income tax consequences to investors who are U.S. persons. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We may be required to make certain cash payments to the former shareholders of Technical Consumer Products Inc. (“TCP US”) pursuant to a Tax Indemnity Agreement between TCP US and such shareholders.

On November 30, 2011, TCP US entered into a Tax Indemnity Agreement with Ellis Yan and the Lillian Yan Irrevocable Stock Trust, the former shareholders of TCP US, pursuant to which it agreed to make cash payments to each of them in the event that they incur additional U.S. federal, state or local income taxes as the result of a tax audit or other administrative or judicial proceeding affecting TCP US with respect to a taxable year in which TCP US was treated as an S corporation for U.S. federal or applicable state or local income tax purposes. The current tax years remaining subject to audit that are covered by this agreement are 2009 (for state tax purposes) and 2010 (for state and federal tax purposes). Such payments would be made within 120 days after a determination relating to such tax audit or other administrative or judicial proceeding, and shall be in such amounts as are necessary for Ellis Yan and the Lillian Yan Irrevocable Stock Trust to receive, on an after-tax basis, an amount equal to any additional federal, state and local income taxes payable by them as a result of such determination, including interest, penalties and additions to tax, less any related estimated reduction in federal, state and local income taxes payable by them for a subsequent taxable year in which TCP US was classified as an S corporation.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes, which could result in a significantly greater U.S. federal income tax liability.

Section 7874(b) of the Internal Revenue Code of 1986, as amended (the “Code”), generally provides that a corporation organized outside the United States that acquires, directly or indirectly, pursuant to a plan or series of related transactions, substantially all of the assets of a corporation organized in the United States will be treated as a domestic corporation for U.S. federal income tax purposes if shareholders of the acquired corporation, by reason of owning shares of the acquired corporation, own at least 80% of (either the voting power or the value of) the stock of the acquiring corporation after the acquisition. If Section 7874(b) were to apply to us as a result of the transfer of TCP US to us on December 30, 2010, then, among other things, we, as the acquiring corporation, would be subject to U.S. federal income tax on our worldwide taxable income as if we were a domestic corporation. However, Ellis Yan and the Lillian Yan Irrevocable Stock Trust owned less than 60% of our stock after the transfer of TCP US, and a substantial portion of the stock was acquired for consideration other than their ownership interests in TCP US. We have received an opinion from one of our tax advisers, a nationally recognized accounting firm, that Section 7874(b) of the Code should not apply to treat us as a domestic corporation as a result of the transfer of TCP US to us. There can be no assurance that the Internal Revenue Service would agree with this conclusion, however, and we have not sought a ruling from the Internal Revenue Service on this issue. The discussion under “Taxation—United States Federal Income Tax Considerations” assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

Future changes to tax laws could adversely affect us.

The Company is subject to the risk that changes to tax laws or changes to the treaties between Switzerland and other jurisdictions in which we operate, such as the United States-Switzerland tax treaty, may adversely affect the U.S. federal, state, local and/or non-U.S. income tax consequences of the Company’s investments and activities. Changes in existing tax laws, regulations, tax treaties and their interpretation may be enacted and made after the date of this offering, possibly on a retroactive basis, and could alter the U.S. federal, state, local and/or non-U.S. income tax consequences of the Company, its subsidiaries, their investments and/or activities. For example, recent legislative proposals would expand the scope of U.S. corporate tax residence. In addition, the U.S. Congress, the Organization for Economic Co-operation and Development, and other government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational corporations, and there are several current legislative proposals that, if enacted, would substantially change the U.S. federal income tax system as it relates to the taxation of multinational corporations. As a result, the tax laws in the U.S. and other countries in which we do business could change on a prospective or retroactive basis, and any such changes could materially and adversely affect us.

FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements that involve risks and uncertainties. Some of the matters discussed concerning our operations and financial performance include estimated forward-looking statements. These estimates and forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in or suggested by these estimates or forward-looking statements. These estimates and forward-looking statements are based on assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause those differences include, but are not limited to:

•	changes in the competitive and technological environment in our industry, particularly with respect to LED and CFL technologies;

•	changes in legislation that phases out inefficient lamp technologies;

•	our relationship with retail and third-party distributors;

•	the cost and availability of raw materials, including phosphor, and components for our lighting products;

•	regulatory requirements and approvals for our current and future lighting products;

•	global economic conditions, which affect end user demand for our lighting products;

•	changes in China’s economic, political and social conditions, Chinese labor supply and Chinese labor regulations;

•

fluctuations in the value of the foreign currencies in countries in which we have operations, including China (yuan), Canada (Canadian dollar), the Netherlands (Euro), United Kingdom (pound sterling), Brazil (Real) and Switzerland (Swiss franc) versus the U.S. dollar;

•	our ability to protect our intellectual property and avoid infringing on others’ intellectual property; and

•	our expected treatment under Swiss and U.S. federal tax legislation and the impact that Swiss tax and corporate legislation may have on our operations.

These factors are not exhaustive. Additional factors that could cause our actual results, financial condition, liquidity, performance, prospects, opportunities, achievements or industry results to differ materially from these estimates or forward-looking statements include statements that contain information obtained from independent industry sources. Moreover, we operate in an evolving technological environment and new risk factors emerge from time to time. It is not possible for management to predict all risk factors that may affect our business, nor can we assess the impact of all identified risk factors on our business or the extent to which any such risk factor, or combination of risk factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “may,” “might,” “will,” “should,” “potential,” “continue” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this prospectus reflect our current expectations and views of future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by these forward-looking statements. Many of these factors are beyond our ability to control or predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable, actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not place undue reliance on any forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and the exhibits to the registration statement on Form S-1, of which this prospectus forms a part, that we have filed with the SEC completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from the expectations set forth herein. We qualify all of our forward-looking statements by these cautionary statements. All forward-looking statements speak as of the date of this prospectus and, unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any such forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $         (or $         if the underwriters exercise their option to purchase additional shares in full), at an assumed public offering price of $         per common share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to acquire and develop advanced, automated manufacturing equipment to expand our LED manufacturing capacity, for the repayment of indebtedness outstanding and for general corporate purposes. The indebtedness to be repaid will be a portion of our outstanding short-term bank loans and revolving line of credit. The short-term bank loans each have a maturity of less than one year. The weighted average interest rate on these loans as of March 31, 2014 was 4.21%. The short-term bank loans outstanding as of March 31, 2014 include $30.2 million of loans from the Communication Bank of China that are guaranteed by Solomon Yan, one of our shareholders, some or all of which we expect to repay. The revolving line of credit has a maturity date of July 25, 2018. The interest rates on our LIBOR rate loans and prime rate loans under the revolving line of credit as of March 31, 2014 were 3.40% and 5.50%, respectively. The borrowings that we intend to repay under our outstanding short-term bank loans and revolving line of credit were used for working capital and capital expenditures.

Each $1.00 increase or decrease in the assumed public offering price of $         per common share, the midpoint of the range shown on the cover of this prospectus, would increase or decrease, as applicable, the net proceeds to us by approximately $        , assuming the number of common shares offered by us as set forth on the cover of this prospectus remains the same and after deducting estimated underwriting discounts and commissions payable by us.

DIVIDEND POLICY

We currently do not intend to pay cash dividends after the completion of this offering, subject to the discretion of our board of directors. We currently intend to reinvest any future earnings in developing and expanding our business.

Our ability to distribute dividends also may be limited by future contractual obligations and by Swiss law, which permits the distribution of dividends only out of net profit after establishment of reserves. Under Swiss law, dividends may be paid out only if we have sufficient distributable profits from the previous fiscal year or if we have freely distributable reserves, each as will be presented on our audited annual stand-alone statutory balance sheet. Dividend payments out of current year earnings or share capital are not allowed. The affirmative vote at a shareholders’ meeting of a majority of the votes represented (excluding unmarked, invalid and non-exercisable votes, which may include broker non-votes) must approve distributions of dividends. See “Description of Share Capital—Dividends and Other Distributions.” In addition, the payment of dividends may be subject to Swiss withholding taxes. See “Taxation—Swiss Taxation—Swiss Withholding Tax on Dividends and Similar Distributions.”

In June 2012, our board of directors approved a cash dividend of $3.0 million to our shareholders that was paid in July 2012. In September 2012, our board of directors approved a cash dividend of $14.9 million to our shareholders that was paid in October 2012.

Under our revolving line of credit, our subsidiaries in the United States and Canada are prohibited from paying dividends to TCP without the consent of our lender.

Under Bermuda law, there are restrictions on dividends that can be paid by TCP Bermuda Limited, a wholly-owned subsidiary of TCP. Bermuda law prohibits a Bermuda company from declaring and paying a dividend or distribution out of contributed surplus if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realizable value of the company’s assets would thereby be less than its liabilities.

Under Chinese law, in order for any of our Chinese subsidiaries to pay dividends, the Chinese subsidiary must have fulfilled its statutory reserve requirements. Each of our Chinese subsidiaries is required to set aside at least 10% of its after tax profit, if any, to a statutory reserve account until the accumulated amount of such reserves reaches 50% of its registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014 on:

•	an actual basis; and

•

an as adjusted basis to reflect the issuance of                  common shares in this offering at an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus.

You should read this table in conjunction with our unaudited condensed consolidated financial statements and related notes and “Selected Historical Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. There has been no material change in our capitalization between March 31, 2014 and the date of this prospectus.

	As of March 31, 2014
	Actual	As Adjusted[1]
	(in thousands, except per share data)
Cash and cash equivalents[2]	$23,021	$

Debt:
Short-term bank loans[3]	$105,381	$
Revolving line of credit[3]	33,508
Long-term debt	7,901

Total debt	$146,790	$
Shareholders’ equity:
Common shares, CHF 0.10 par value: 205,534 shares authorized, issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted	$22,048	$
Additional paid-in capital	901
Accumulated other comprehensive income	13,065
Retained deficit	(28,569)

Total shareholders’ equity	$7,445	$

Total capitalization	$154,235	$

1	Each $1.00 increase or decrease in the public offering price of $ per common share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, as applicable, the as adjusted amount of each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $ , after deducting estimated underwriting discounts and commissions payable by us.
2	Excludes restricted cash of $5,421.
3	We expect to use a portion of the net proceeds from this offering for the repayment of a portion of our short-term bank loans outstanding, including some or all of the $30.2 million of loans from the Communication Bank of China outstanding at March 31, 2014 that are guaranteed by Solomon Yan, one of our shareholders, and a portion of our revolving line of credit. We have the capacity to re-draw our revolving line of credit following any repayment in connection with this offering.

DILUTION

Purchasers of our common shares in this offering will suffer an immediate dilution in net tangible book value per share to the extent of the difference between the initial public offering price per share and the net tangible book value per share immediately after this offering. Net tangible book value per common share represents the amount of our total tangible assets less our total liabilities, divided by the number of common shares outstanding prior to the sale of common shares in this offering. Our net tangible book value as of March 31, 2014, before giving effect to the sale of common shares in this offering, was $0.02 per common share.

After giving effect to the sale of                  common shares in this offering at an assumed initial public offering price of $         per common share, the midpoint of the range set forth on the cover of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value would have been $        , or $         per common share. This represents an immediate increase in net tangible book value of $         per common share to existing shareholders and an immediate dilution of $         per common share to new investors in this offering. The following table illustrates this per share dilution:

Public offering price per common share			$
Historical net tangible book value per common share as of March 31, 2014		$0.02
Increase in net tangible book value per common share attributable to this offering	$

Adjusted net tangible book value per common share after giving effect to this offering			$

Dilution per common share to investors in this offering			$

If the underwriters were to exercise their option to purchase additional shares in full in this offering, our adjusted net tangible book value per share attributable to this offering will be $        , representing an immediate increase in net tangible book value per share attributable to this offering of $         per share to our existing investors and an immediate dilution per share to new investors in this offering of $         per common share.

The following table summarizes the differences as of March 31, 2014 between our existing shareholders and the new investors with respect to the number of common shares purchased from us, the total consideration paid and the average price per common share paid. The total number of our common shares does not include common shares issuable pursuant to the exercise of the option to purchase additional shares granted to the underwriters.

	Common Shares Purchased			Total Consideration
	Number (in thousands)	Percent		Amount (in thousands)	Percent		Average Price Per Common Share

Existing shareholders			%	$		%	$
New investors							$

Total			%	$		%	$

If the underwriters exercise their option to purchase additional shares in full, our existing shareholders would own approximately     % and our new investors would own approximately     % of the total number of our common shares outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated statement of operations data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2013 and 2014, and the consolidated balance sheet data as of March 31, 2014 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. In our opinion, these unaudited condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all normal and recurring adjustments necessary for a fair presentation of such consolidated financial data. Our historical results are not necessarily indicative of results to be expected in any future periods. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands, except per share data)
Statement of Operations Data:
Net sales	$263,846	$359,355	$428,925	$90,294	$101,117
Cost of goods sold	208,098	275,109	336,819	69,459	76,330

Gross profit	55,748	84,246	92,106	20,835	24,787
Selling, general and administrative expenses	39,590	60,128	64,252	14,570	16,963
Litigation settlements[1]	—	27,550	3,032	—	100

Operating income (loss)	16,158	(3,432)	24,822	6,265	7,724
Interest expense, net	3,949	5,260	6,059	1,295	2,280
Foreign exchange losses (gains), net	4,752	249	5,929	2,406	(674)

Income (loss) from continuing operations before income taxes	7,457	(8,941)	12,834	2,564	6,118
Income tax expense (benefit) from continuing operations	3,796	(2,738)	4,662	1,623	2,197

Net income (loss) from continuing operations	3,661	(6,203)	8,172	941	3,921
Net loss from discontinued operations[2]	(249)	—	—	—	—

Net income (loss)	3,412	(6,203)	8,172	941	3,921
Net income attributable to noncontrolling interests	149	—	—	—	—

Net income (loss) attributable to TCP	$3,263	$(6,203)	$8,172	$941	$3,921

Net income (loss) per share attributable to TCP, basic and diluted	$0.02	$(0.03)	$0.04	$0.00	$0.02

Weighted average number of shares outstanding, basic and diluted	205,534	205,534	205,534	205,534	205,534
Dividends per share	$.01	$.09	$—	$—	$—

Other Financial Data:
Adjusted EBITDA (unaudited)[3]	$24,152	$35,714	$35,996	$8,217	$10,014

	As of December 31,		As of March 31, 2014
	2012	2013
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents[4]	$38,680	$21,903	$23,021
Working capital[5]	(60,531)	(61,797)	(56,419)
Property, plant and equipment, net	70,092	74,558	72,955
Total assets	282,244	341,265	334,659
Short-term loans and long-term debt	80,988	130,393	146,790
Total liabilities	287,819	337,085	327,214
Total shareholders’ equity (deficit)	(5,575)	4,180	7,445

1	Represents the settlement of various litigation matters, as detailed in Note 14 to our consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements included elsewhere in this prospectus. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Business—Legal Proceedings.”
2	In August 2011, we sold the stock of one of our Chinese subsidiaries to an entity owned and controlled by our majority shareholders. We have no continuing activity with this entity and, accordingly, it has been reflected as discontinued operations in the accompanying consolidated financial statements.
3	We present the non-GAAP financial measure “Adjusted EBITDA” as a supplemental measure of our performance. This non-GAAP financial measure is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States, referred to herein as U.S. GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations and balance sheet information presented on the basis of U.S. GAAP.

We define EBITDA as net income (loss) attributable to TCP before interest expense, income taxes, depreciation and amortization, and Adjusted EBITDA as EBITDA before net foreign currency losses (gains), litigation settlements and costs related to our withdrawn initial public offering. Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations. We believe the use of Adjusted EBITDA as a metric assists our board, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure, as well as certain items that affect inter-period comparability.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) attributable to TCP, which is the most directly comparable U.S. GAAP measure, for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Net income (loss) attributable to TCP	$3,263	$(6,203)	$8,172	$941	$3,921
Adjustments:
Interest expense, net	3,949	5,260	6,059	1,295	2,280
Income tax expense (benefit)	3,796	(2,738)	4,662	1,623	2,197
Depreciation and amortization	6,739	7,154	8,142	1,952	2,190

EBITDA	17,747	3,473	27,035	5,811	10,588
Adjustments:
Foreign exchange losses (gains), net	4,752	249	5,929	2,406	(674)
Litigation settlements	—	27,550	3,032	—	100
Cost related to withdrawn initial public offering[a]	1,653	4,442	—	—	—

Adjusted EBITDA	$24,152	$35,714	$35,996	$8,217	$10,014

[a]	Represents legal, accounting and professional fees incurred in connection with our proposed initial public offering in 2012, which was withdrawn.
4	Excludes restricted cash of $4,365, $3,404 and $5,421 as of December 31, 2012 and 2013 and March 31, 2014, respectively.
5	Total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions, all of which involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading global provider of energy efficient LED and CFL lighting technologies. We design, develop, manufacture and deliver high quality energy efficient lamps, fixtures and internet-based lighting control solutions. Our internally developed driver, optical system, thermal management and power management technologies deliver a high standard of efficiency and light quality. Our broad portfolio of advanced LED and CFL lamps and fixtures enables us to address a wide range of applications required by our retail and C&I customers. We have established the largest number of Energy Star® compliant lighting products for LEDs and CFLs combined. The lighting market is characterized by rapid product innovation and, as a result, we have maintained integrated product design and manufacturing capabilities to allow us to quickly respond to the rapidly evolving demands of our customers. Our products are currently offered through thousands of retail and C&I distributors. Since our inception in 1993, we have sold more than one billion energy efficient lighting products. We believe that the market for LED lighting solutions is at an inflection point that will drive increased adoption, and that we are well positioned to capitalize on this rapidly growing opportunity, as reflected in our 2011 to 2013 LED sales CAGR of 208.0%.

Currently, we sell the majority of our products in the United States and Canada, accounting for 82.4% of our net sales in 2013. Our net sales in the United States and Canada are principally made through our retail channel, most notably through The Home Depot and Walmart, as well as through various C&I distributors. In addition, we have significant sales, marketing and distribution infrastructure outside of the United States and Canada, especially in EMEA, Asia and Latin America, which represented 7.7%, 5.1% and 4.9%, respectively, of our net sales in 2013. In the first half of 2014, we opened our newest sales offices in Japan and Germany. Our largest Asian customers include IRIS, a C&I distributor in Japan, and Emart, a retailer in South Korea. In 2012, we acquired our distributors in Europe and Latin America. We believe that these acquisitions have provided us with the ability to expand in markets that are transitioning to energy efficient lighting.

Our net sales have increased from $263.8 million in 2011 to $428.9 million in 2013, representing a 27.5% CAGR. From 2011 to 2013, our LED sales increased from $11.3 million, or 4.3% of net sales, to $107.1 million, or 25.0% of net sales, representing a 208.0% CAGR. The remaining portion of our net sales largely represents CFL sales, which increased from $215.6 million, or 81.7% of net sales, in 2011 to $289.3 million, or 67.5% of net sales, in 2013, representing a 15.8% CAGR. Our net income (loss) attributable to TCP was $3.3 million in 2011, $(6.2) million in 2012 and $8.2 million in 2013. Our net sales increased from $90.3 million for the three months ended March 31, 2013 to $101.1 million for the three months ended March 31, 2014, and net income attributable to TCP increased from $0.9 million for the three months ended March 31, 2013 to $3.9 million for the three months ended March 31, 2014. CFL sales and LED sales represented 70.4% and 20.7% of net sales for the three months ended March 31, 2013, respectively, compared to 58.8% and 35.9% of net sales for the three months ended March 31, 2014, respectively.

Key Metrics and Factors Affecting Our Results of Operations

Our results of operations have been, and we expect will continue to be, affected by the following key factors:

Rate and extent of adoption of energy efficient lighting products. The United States, EMEA, China, and other countries and regions in which we operate, have already instituted, or have announced plans to institute, government regulations and programs designed to encourage or mandate increased energy efficiency in lighting. We believe our extensive portfolio of energy efficient lighting products is well positioned to capitalize on this transition. In particular, the rate and extent of adoption of higher margin LED lamps within the general lighting market will impact our future growth rates. The rate and extent of adoption of LED lamps will depend upon, among other things, end users’ desire and ability to pay higher up-front costs for LED lamps compared to other alternative energy efficient lighting products. Innovations and advancements in LED lamp manufacturing technology that reduce up-front costs and improve performance will reduce the operating cost of the lamps, further enhancing the value proposition of these LED lamps compared to other alternative energy efficient lighting products. In addition, many utilities and governmental agencies provide financial incentives to reduce the growing demand for electricity, such as rebates for energy efficient lighting products that further reduce up-front costs to end-users and may accelerate the rate of adoption.

Impact of seasonal buying practices of our customers. Purchases by our retail customers are driven by their internal buying practices and sales programs that typically reflect a seasonal buying pattern, which may result in fluctuations in our period-to-period net sales. Historically, we have experienced lower retail sales in the first calendar quarter. The impact of these seasonal buying patterns, however, may be mitigated by utility and government incentives and programs, for which we have no control over the timing or extent of the programs, as well as the rate of new customer sales growth, the introduction of new product offerings and C&I customer buying practices, which follow no particular seasonal pattern. Therefore, seasonal factors and historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Foreign currency exchange risk. We conduct transactions in various currencies that can increase our exposure to fluctuations in foreign currency rates relative to the U.S. dollar. In 2013, our product margins contracted, in part due to the strengthening of the Chinese yuan that increased the cost of our manufacturing operations in China. In addition, due to our vertically integrated operating structure, our Asian subsidiaries can hold various U.S. dollar denominated receivables with third-party customers and other TCP subsidiaries that can be devalued by a strengthening Chinese yuan, resulting in foreign currency losses.

Impact of our changing product mix. For the last several years CFL lamp sales have represented the majority of our overall sales mix, comprising 81.7%, 72.6% and 67.5% of our 2011, 2012 and 2013 net sales, respectively and 58.8% of net sales for the three months ended March 31, 2014. The decline in CFL sales as a percentage of our net sales principally is the result of the successful introduction and expansion of our new LED products, which grew from 4.3% of our net sales in 2011 to 15.7% of our net sales in 2012, 25.0% of our net sales in 2013 and 35.9% of our net sales for the three months ended March 31, 2014. While we expect CFL lamps to continue to represent the majority of our product sales in the near future, we are expanding our product offering of LED products, which we expect to constitute a growing portion of our net sales in the future. LED products traditionally have had higher margins than our CFL products and, we believe as our product mix shifts, it will result in higher gross margins than we historically have recognized. We expect that the selling prices of LED products will decline over time, but by controlling our manufacturing processes, we may be able to drive cost-saving innovations to allow us to provide high quality products with superior functionality at lower cost.

Components of Results of Operations

Net sales. Our sales are generated primarily through the sale of energy efficient LED and CFL lighting technologies, and are recorded net of provisions for returns, customer programs, incentive offerings and value-added taxes that we collect.

We sell principally through two channels: retail and C&I. Through a strong focus on customer service, we believe we have differentiated ourselves in the market and, combined with our distribution capabilities, have established a strong reputation within the retail and C&I markets. Sales through the retail channel represent the largest portion of our business, accounting for 52.1%, 49.1%, and 54.8% of our net sales in 2011, 2012, and 2013, respectively and 51.4% of net sales for the three months ended March 31, 2014. We are actively engaged in expanding our C&I channel, which resulted in a net sales increase in this channel of 61.5% from 2011 to 2013.

Our net sales are principally made through our distribution channels in the United States and Canada, which represented 89.8%, 88.4% and 82.4% of our net sales in 2011, 2012 and 2013, respectively and 84.3% of our net sales for the three months ended March 31, 2014. We are actively expanding our global operations. In 2012, we acquired TCP B.V., a former distributor, which generated net sales of $8.7 million and $32.9 million in EMEA, in 2012 and 2013, respectively and $5.9 million for the three months ended March 31, 2014. We continue to open sales offices abroad, mostly recently in Japan and Germany, to complement our existing offices in China, the United Kingdom, France and Brazil.

Cost of goods sold and gross profit. Substantially all of our products are manufactured in our four facilities in China. Cost of goods sold includes the actual costs incurred in the manufacturing of our products, including factory labor, raw materials and components, depreciation and amortization, freight and duty, warehouse labor and overhead charges, product testing, packaging material and outbound freight. The primary factors that drive our cost of goods sold are the cost of raw materials and components, our direct cost of labor, and the efficiency at which we operate our manufacturing facilities. Direct labor costs consist of salary, wages, bonus, and employee benefit and other costs related to our employees engaged in the manufacture and distribution of our products.

As we have more than 300 suppliers, we are not committed to, and do not favor, a single source for any of our raw materials and supply needs. Rare earth metals, principally phosphors, are a critical raw material input in the manufacture of CFLs, and are sourced from two major suppliers. Prices of rare earth minerals, including those found in our sourced components, can fluctuate significantly based on supply and demand, including government intervention. We currently purchase these components and raw materials on the spot market and do not have any long term purchase contracts or engage in any hedging activities. To offset increases in rare earth metal costs, we have in the past been able to pass through certain of these increased costs to our customers. Gross profit, however, may be impacted by the time lag between the increase in costs and the implementation of the price adjustments with our customers.

Our gross margins also fluctuate based on product and channel mix. The expansion of our product mix to include increased percentages of LED products has had and is expected to continue to have a positive effect on our gross margin, as LED products generally have higher gross margins than CFLs. From a channel perspective, our C&I customers generally require a more specialized product offering and purchase in much smaller volumes than do our retail customers. Accordingly, we typically are able to obtain higher gross margins for comparable lighting products sold in our C&I channel compared to our retail channel.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of costs related to our sales and advertising activities, our research and development, administrative, legal and finance functions and other corporate expenses.

Sales and advertising expenses primarily include sales related payroll and benefit costs, sales commissions, travel, advertising programs and related overhead expenses. Sales and advertising expenses are affected by whether we use external sales representatives or our internal sales employees. During 2012, we implemented our strategy to expand our C&I sales channel by replacing underperforming external sales representatives with our internal sales employees, resulting in increased payroll, benefits, and travel expenses. This change has allowed us to more closely control and focus the identification and development of our existing customer base and potential sales opportunities.

Administrative expenses consist primarily of salary and benefit costs for executive, research and development and administrative employees, the use and maintenance of administrative offices (including depreciation expense), information systems and legal and accounting services. Our research and development costs are expensed as incurred and include the costs of personnel, materials and facilities related to the development of new efficient lighting technologies and the enhancement of our existing product lines. We expect our research and development costs to increase, principally through increased employee headcount and related expenses, as we continue to expand our product lines and research activities.

We expect our overall selling, general and administrative expenses to increase as we continue global expansion of our sales and marketing activities and manufacturing capabilities. In addition, we will incur a higher level of administrative costs as we increase our administrative, legal and accounting staff, as well as incur additional outside professional costs in order to meet our public company reporting and corporate governance requirements subsequent to this offering.

Litigation settlements. Litigation settlements are comprised of expenses associated with the resolution of legal disputes. See Note 14 to our consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements, included elsewhere in this prospectus.

Other expense. Other expense is comprised of interest expense on our outstanding indebtedness, interest income and foreign currency exchange losses (gains).

Interest expense consists primarily of interest on indebtedness under our revolving line of credit, notes payable and foreign short-term bank loans. Interest income represents earnings on our short-term investments of cash and cash equivalents, including restricted cash.

Foreign exchange losses (gains) result from fluctuations in exchange rates for monetary assets and liabilities that are denominated in a currency other than the functional currency of the entity in which a transaction occurs. Foreign exchange losses (gains) arise from the monthly revaluation of these assets and liabilities from the date acquired or incurred through the final settlement date. Substantially all of our foreign exchange losses (gains) are related to the settlement of intercompany sales of inventory, which are denominated in U.S. dollars. As a result, fluctuations in exchange rates between the U.S. dollar and Chinese yuan will result in the recognition of foreign exchange gains or losses depending on the movement of foreign exchange rates from the date of inventory purchase to the settlement date.

Income tax expense. We are subject to income tax in a number of jurisdictions or countries in which we conduct business, including Brazil, Canada, China, Germany, Hong Kong, Japan, the Netherlands, Switzerland, the United Kingdom and the United States.

Adjusted EBITDA. We present the non-GAAP financial measure “Adjusted EBITDA” as a supplemental measure of our performance. This non-GAAP financial measure is not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the United States, referred to herein as U.S. GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations and balance sheet information presented on the basis of U.S. GAAP. We define EBITDA as net income (loss) attributable to TCP before interest expense, income taxes, depreciation and amortization, and Adjusted EBITDA as EBITDA before net foreign currency losses (gains), litigation settlements and costs related to our withdrawn initial public offering. Adjusted EBITDA is not necessarily comparable to similarly titled measures reported by other companies. Adjusted EBITDA may exclude certain financial information that some may consider important in evaluating our financial performance. Adjusted EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations. We believe the use of Adjusted EBITDA as a metric assists our board, management and investors in comparing our operating performance on a consistent basis because it removes the impact of our capital structure (such as interest expense), asset base (such as depreciation and amortization) and tax structure, as well as certain items that affect inter-period comparability.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), which is the most directly comparable U.S. GAAP measure, for the periods presented.

	Year Ended December 31,			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Net income (loss) attributable to TCP	$3,263	$(6,203)	$8,172	$941	$3,921
Adjustments:
Interest expense, net	3,949	5,260	6,059	1,295	2,280
Income tax expense (benefit)	3,796	(2,738)	4,662	1,623	2,197
Depreciation and amortization	6,739	7,154	8,142	1,952	2,190

EBITDA	17,747	3,473	27,035	5,811	10,588
Adjustments:
Foreign exchange losses (gains), net	4,752	249	5,929	2,406	(674)
Litigation settlements	—	27,550	3,032	—	100
Cost related to withdrawn initial public offering[a]	1,653	4,442	—	—	—

Adjusted EBITDA (unaudited)	$24,152	$35,714	$35,996	$8,217	$10,014

[a]	Represents legal, accounting and professional fees incurred in connection with our proposed initial public offering in 2012, which was withdrawn.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2014

	Three Months Ended March 31,
	2013		2014
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
Net sales	$90,294	100.0%	$101,117	100.0%
Cost of goods sold	69,459	76.9%	76,330	75.5%

Gross profit	20,835	23.1%	24,787	24.5%
Selling, general and administrative expenses	14,570	16.1%	16,963	16.8%
Litigation settlements	—	—%	100	0.1%

Operating income	6,265	7.0%	7,724	7.6%
Other expenses:
Interest expense, net	1,295	1.4%	2,280	2.3%
Foreign exchange losses (gains), net	2,406	2.7%	(674)	(0.7)%

Income before income taxes	2,564	2.8%	6,118	6.0%

Income tax expense	1,623	1.8%	2,197	2.2%

Net income attributable to TCP	$941	1.0%	$3,921	3.8%

Other Financial Data:
Adjusted EBITDA (unaudited)	$8,217	9.1%	$10,014	9.9%

Net sales. The following table shows our net sales by region and by product line:

	Three Months Ended March 31,
	2013		2014
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
United States and Canada	$76,012	84.2%	$85,271	84.3%
EMEA	3,532	3.9%	5,859	5.8%
Asia	7,701	8.5%	6,659	6.6%
Latin America	3,049	3.4%	3,328	3.3%

Total net sales	$90,294	100.0%	$101,117	100.0%

	Three Months Ended March 31,
	2013		2014
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
CFL	$63,580	70.4%	$59,405	58.8%
LED	18,708	20.7%	36,322	35.9%
Linear and fixtures	6,027	6.7%	3,687	3.6%
Other	1,979	2.2%	1,703	1.7%

Total net sales	$90,294	100.0%	$101,117	100.0%

Net sales of $101.1 million for the three months ended March 31, 2014 increased by $10.8 million, or 12.0%, over the three months ended March 31, 2013.

Sales of our LED product line increased $17.6 million, or 94.2%. The increase is primarily attributable to our continued business focus on growing the LED product line that resulted in higher volume with C&I distributors of $8.6 million and new LED business with Walmart of $2.6 million in the United States and Canada, as well as growth with existing retail customers in EMEA and Asia.

Sales of our CFL product line decreased by $4.2 million, or 6.6%. The decrease is mainly attributable to a decline in sales of $2.8 million in Asia, largely from a decrease in sales under the Chinese government subsidy program due to the timing of the programs among quarters, and a decrease in sales of $2.1 million in the United States and Canada, largely attributable to a decline in volume with The Home Depot, partially offset by a higher volume of sales with Walmart.

Sales of our linear, fixtures and other product lines decreased by $2.6 million. The decrease is primarily attributable to a decline in sales of $2.3 million of linear and fixtures largely with C&I distributors in the United States and Canada due to our business focus on LED products.

Gross profit. Gross profit increased by $4.0 million, or 19.0%, primarily due to the growth in net sales. Gross profit percentage increased to 24.5% from 23.1%, largely attributable to the recovery of inventory provisions from the sale of excess product. In addition, gross profit percentage benefited from favorable product mix from higher LED sales and lower freight costs, partially offset by a stronger Chinese yuan. The strengthening Chinese yuan, which appreciated 1.9% against the U.S. dollar from March 31, 2013, has reduced gross profit margins as sales are denominated primarily in U.S. dollars, and manufacturing costs in Asia are paid in the Chinese yuan.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by $2.4 million, or 16.4%, primarily due to a $1.5 million increase in payroll and benefits, a $0.5 million increase in legal, accounting and consulting fees and a $0.5 million increase in new product certification and marketing costs. The increase in payroll and benefits expenses was largely due to our continued efforts to expand our sales force principally to serve customers within the C&I channel, and to enhance our engineering and marketing functions.

Litigation settlements. Litigation settlements were comprised of additional estimated settlement costs to resolve ongoing litigation. See Note 7 to our unaudited condensed consolidated financial statements, included elsewhere in this prospectus.

Other expense. Other expense decreased by $2.1 million due to foreign exchange gains of $0.7 million compared with foreign currency losses of $2.4 million during the same period in 2013, partially offset by higher interest expense of $0.9 million. The foreign exchange gains were primarily attributable to the weakening Chinese yuan, which resulted in an appreciation of our U.S. dollar-denominated receivables in Asia from third-party customers and other TCP subsidiaries. The increase in interest expense resulted from an increase in debt to fund working capital and interest on legal settlement obligations.

Effective income tax rate. Our effective income tax rate decreased to 35.9% in the three months ended March 31, 2014 from 63.3% in the same period last year. Our effective income tax rate of 35.9% approximated the U.S. federal income tax rate as the favorable impact of earnings in lower tax rate jurisdictions was offset by non-deductible expenses in China related to certain employment costs and interest on uncertain tax positions. Our effective income tax rate of 63.3% for the three months ended March 31, 2013 was higher than the U.S. federal income tax rate primarily due to losses in Switzerland and certain Asian operating companies, for which no tax benefit was recorded, non-deductible expenses in China related to certain employment costs and interest on uncertain tax positions.

Comparison of the Years Ended December 31, 2012 and 2013

	Year Ended December 31,
	2012		2013
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
Net sales	$359,355	100.0%	$428,925	100.0%
Cost of goods sold	275,109	76.6%	336,819	78.5%

Gross profit	84,246	23.4%	92,106	21.5%
Selling, general and administrative expenses	60,128	16.7%	64,252	15.0%
Litigation settlements	27,550	7.7%	3,032	0.7%

Operating (loss) income	(3,432)	(1.0)%	24,822	5.8%
Other expenses:
Interest expense, net	5,260	1.5%	6,059	1.4%
Foreign exchange losses, net	249	0.1%	5,929	1.4%

(Loss) income before income taxes	(8,941)	(2.5)%	12,834	3.0%

Income tax (benefit) expense	(2,738)	(0.8)%	4,662	1.1%

Net (loss) income attributable to TCP	$(6,203)	(1.7)%	$8,172	1.9%

Other Financial Data:
Adjusted EBITDA (unaudited)	$35,714	9.9%	$35,996	8.4%

Net sales. The following table shows our net sales by region and by product line:

	Year Ended December 31,
	2012		2013
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
United States and Canada	$317,531	88.4%	$353,292	82.4%
EMEA	8,653	2.4%	32,856	7.7%
Asia	22,392	6.2%	21,845	5.1%
Latin America	10,779	3.0%	20,932	4.9%

Total net sales	$359,355	100.0%	$428,925	100.0%

	Year Ended December 31,
	2012		2013
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
CFL	$260,731	72.6%	$289,315	67.5%
LED	56,570	15.7%	107,130	25.0%
Linear and fixtures	31,818	8.9%	20,678	4.8%
Other	10,236	2.8%	11,802	2.8%

Total net sales	$359,355	100.0%	$428,925	100.0%

Net sales of $428.9 million for the year ended December 31, 2013 increased by $69.6 million, or 19.4%, over the year ended December 31, 2012. Net sales in 2013 include sales of $8.3 million from our acquisition of TCP B.V. in June 2012.

Sales of our LED product line increased $50.6 million, or 89.4%, including sales of $3.9 million from our 2012 acquisition of TCP B.V. The increase is primarily due to our business focus on growing the LED product line that directly resulted in higher volume with C&I distributors of $22.5 million and securing new business to be the primary supplier of private-label LED lamps for Walmart in the United States that, in part, resulted in an increase of $8.5 million in sales in our retail channel. Higher volume with Homebase and new business with Carrefour largely contributed to our $7.2 million increase in sales in EMEA. In addition, new retail business with IRIS in Japan and Emart in South Korea mainly comprised our $7.1 million increase in sales in Asia. New LED business with The Home Depot in Mexico resulted in a $1.1 million increase in sales in Latin America.

Sales of our CFL product line increased by $28.6 million, or 11.0%, including sales of $1.3 million from our 2012 acquisition of TCP B.V. The increase is mainly due to volume growth of $23.9 million in the United States and Canada, largely with The Home Depot and Walmart. Additionally, higher volume with C&I distributors in Latin America, higher retail volume with Homebase and new business with Carrefour in EMEA were the main contributors to the remainder of the increase in CFL sales.

Sales of our linear, fixtures and other product lines decreased by $9.6 million. The decrease is primarily due to lower sales of $13.3 million with C&I distributors in the United States and Canada due to our business focus on LED, along with net sales of $3.0 million from our 2012 acquisition of TCP B.V.

Gross profit. Gross profit increased by $7.9 million, or 9.3%, primarily due to the growth in sales volume. Gross profit percentage decreased to 21.5% from 23.4%, as a result of an increase in the provision for excess and obsolete inventory, the strengthening of the Chinese yuan and unfavorable channel mix due to higher retail sales, partially offset by a favorable product mix from higher LED sales. Our inventory provision increased $8.7 million primarily due to rapidly changing technological innovation, largely attributable to the industry’s shift in focus to LED that changed demand for products and resulted in higher levels of excess and obsolete inventory. The strengthening of the Chinese yuan, which appreciated 3.3% against the U.S. dollar during the year ended December 31, 2013, has reduced gross profit margins, as our sales primarily are denominated in U.S. dollars and manufacturing costs in Asia are paid in the Chinese yuan.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by $4.1 million, or 6.9%, primarily due to a $7.1 million increase in payroll and benefits, $1.9 million of expenses following the acquisition of TCP B.V. in 2012, a $0.4 million increase in amortization expense and a $0.1 million increase in travel expenses. The increase in payroll and benefits and travel expenses was largely due to our continued efforts to expand our sales force principally to serve customers within the C&I channel. These increases were partially offset by a $4.6 million decrease in professional fees, mainly from the absence of such expenses associated with our then-withdrawn initial public offering, along with lower commissions of $0.7 million from the transition to a direct sales model in our C&I channel.

Litigation settlements. In 2013, litigation settlements were primarily comprised of the settlement regarding the alleged infringement of Philips’ patents, and the estimated cost to resolve ongoing litigation. We recognized deferred costs of $18.7 million associated with our 2013 settlement agreement with Philips as a long-term asset, which will be amortized based on projected sales containing the licensed intellectual property over the term of the agreement as a component of cost of sales. In 2012, litigation settlements primarily were comprised of our settlement of the Geo Foundation matter regarding a contract dispute. See Note 14 to our consolidated financial statements, included elsewhere in this prospectus.

Other expense. Other expense increased by $6.5 million due to higher foreign exchange losses of $5.7 million and higher interest expense of $0.8 million. The foreign exchange losses were primarily attributable to the strengthening Chinese yuan, which devalued our U.S. dollar-denominated receivables in Asia from third-party customers and other TCP subsidiaries. The increase in interest expense resulted from an increase in debt to fund working capital.

Effective income tax rate. Our effective income tax rate increased to 36.3% in 2013 from 30.6% in 2012. Our effective income tax rate of 36.3% approximated the U.S. federal income tax rate as the favorable impact of earnings in lower tax rate jurisdictions was offset by non-deductible expenses in China related to certain employment costs along with interest on uncertain tax positions. Our effective income tax rate of 30.6% in 2012 was lower than the U.S. federal income tax rate due to the tax benefit associated with the legal settlements in a higher tax jurisdiction coupled with the favorable impact of earnings in lower tax rate jurisdictions, which was partially offset by non-deductible expenses associated with our withdrawn initial public offering, losses in certain Asian and European operating companies for which we recorded no benefit, and interest on uncertain tax positions.

Comparison of the Years Ended December 31, 2011 and 2012

	Year Ended December 31,
	2011		2012
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
Net sales	$263,846	100.0%	$359,355	100.0%
Cost of goods sold	208,098	78.9%	275,109	76.6%

Gross profit	55,748	21.1%	84,246	23.4%
Selling, general and administrative expenses	39,590	15.0%	60,128	16.7%
Litigation settlements	—	—%	27,550	7.7%

Operating income (loss)	16,158	6.1%	(3,432)	(1.0)%
Other expenses:
Interest expense, net	3,949	1.5%	5,260	1.5%
Foreign exchange losses, net	4,752	1.8%	249	0.1%

Income (loss) from continuing operations before income taxes	7,457	2.8%	(8,941)	(2.5)%
Income tax expense (benefit) from continuing operations	3,796	1.4%	(2,738)	(0.8)%

Net income (loss) from continuing operations	3,661	1.4%	(6,203)	(1.7)%
Net loss from discontinued operations	(249)	(0.1)%	—	—%

Net income (loss)	3,412	1.3%	(6,203)	(1.7)%
Net income attributable to noncontrolling interests	149	0.1%	—	—%

Net income (loss) attributable to TCP	$3,263	1.2%	$(6,203)	(1.7)%

Other Financial Data:
Adjusted EBITDA (unaudited)	$24,152	9.2%	$35,714	9.9%

Net sales. The following table shows our net sales by region and by product line:

	Year Ended December 31,
	2011		2012
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
United States and Canada	$236,948	89.8%	$317,531	88.4%
EMEA	—	—%	8,653	2.4%
Asia	24,181	9.2%	22,392	6.2%
Latin America	2,717	1.0%	10,779	3.0%

Total net sales	$263,846	100.0%	$359,355	100.0%

	Year Ended December 31,
	2011		2012
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales
CFL	$215,605	81.7%	$260,731	72.6%
LED	11,294	4.3%	56,570	15.7%
Linear and fixtures	31,414	11.9%	31,818	8.9%
Other	5,533	2.1%	10,236	2.8%

Total net sales	$263,846	100.0%	$359,355	100.0%

Net sales of $359.4 million for the year ended December 31, 2012 increased by $95.5 million, or 36.2%, over the prior year. Net sales include incremental net sales of $8.6 million from our acquisition of TCP B.V. in June 2012.

Sales of our LED product line increased by $45.3 million, or 400.9%, including incremental sales of $3.1 million from our acquisition of TCP B.V. The increase in LEDs was primarily due to an expanded product offering and a stronger demand for our LED products that directly resulted in higher volume with C&I distributors of $35.3 million in sales in the United States and Canada, as well as new business with IRIS, a C&I distributor in Japan, that largely contributed to our $4.6 million increase in Asia.

Sales of our CFL product line increased by $45.1 million, or 20.9%, including incremental sales of $2.5 million from our acquisition of TCP B.V. The increase mainly is due to a higher sales of $41.1 million in the United States and Canada, largely from securing new business with Walmart and growing volume with our existing customers, most notably with The Home Depot. Additionally, higher volume with The Home Depot in Mexico resulted in an increase of $8.1 million in sales in Latin America. These increases were partially offset by a decrease in sales under the Chinese government subsidy program of $3.3 million compared to the same period in 2011, largely due to the timing of the programs among years.

Sales of our linear, fixtures and other product lines increased $5.1 million, primarily attributable to incremental sales of $3.0 million from our acquisition of TCP B.V. The remainder of the increase was due to higher halogen and linear volume of $2.7 million in sales in the United States and Canada, partially offset by a decrease in sales of our other complementary product lines.

Gross profit. Gross profit increased $28.5 million, or 51.1%, primarily due to the growth in sales volume. Gross profit percentage increased to 23.4% from 21.1%. Our gross profit percentage benefited from the expansion of our LED product line and a higher mix of sales from our C&I channel. Our gross profit also benefited from improved production yields and more efficient use of raw material inputs through the automation of production processes.

Selling, general and administrative expenses. Selling, general and administrative expenses increased by $20.5 million, or 51.9%, including $3.8 million of incremental expenses following our acquisitions of TCP B.V. in 2012. The increase was primarily due to a $7.8 million increase in professional fees, a $4.5 million increase payroll and benefits and a $2.8 million increase selling and marketing related expenses. The increase in professional fees was due to $4.4 million of fees associated with our proposed initial public offering in 2012, which was withdrawn , as well as expenses for litigation defense costs, most notably related to the Geo Foundation matter. Payroll and benefits, along with selling and marketing expenses, increased principally as a result of our efforts to grow our sales force to serve our C&I customers.

Litigation settlements. Litigation settlements were primarily comprised of our settlement of the Geo Foundation matter recognized in 2012. See Note 14 to our consolidated financial statements, included elsewhere in this prospectus.

Other expenses. Other expenses decreased by $3.2 million primarily from lower foreign currency losses of $4.5 million, which was partially offset by a $1.3 million increase in interest expense due to higher average bank borrowings. During 2012, the foreign currency exchange rates for the U.S. dollar versus the Chinese yuan remained relatively constant resulting in lower foreign currency losses in 2012, compared to the strengthening of the Chinese yuan experienced in 2011. The increase in interest expense was the result of higher average debt balances to fund our increased working capital requirements as a result of our efforts to grow our LED product line.

Effective income tax rate. Our effective income tax rate decreased to 30.6% in 2012 from 50.9% in 2011. Our effective income tax rate of 30.6% was lower than the U.S. federal income tax rate due to the tax benefit associated with the legal settlements in a higher tax jurisdiction coupled with the favorable impact of earnings in lower tax rate jurisdictions, which was partially offset by non-deductible expenses associated with our withdrawn initial public offering, losses in certain Asian and European operating companies for which we recorded no benefit, and interest on uncertain tax positions. Our effective income tax rate of 50.9% in 2011 was higher than the U.S. federal income tax rate due to non-deductible expenses associated with our withdrawn initial public offering and certain employment costs in China along with interest on uncertain tax positions, which was partially offset by the favorable impact of earnings in lower tax rate jurisdictions.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statement of operations data for each of the nine quarters in the period ended March 31, 2014. This unaudited quarterly information has been prepared on the same basis as our audited financial statements and includes all normal and recurring adjustments necessary for the fair presentation of the results of our operations for the periods presented. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	For the Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(Amounts in thousands, except per share data)
Statement of Operations Data:
Net sales	$73,540	$78,076	$99,275	$108,464	$90,294	$111,157	$113,022	$114,452	$101,117
Cost of goods sold	53,830	58,886	76,565	85,828	69,459	84,150	89,519	93,691	76,330

Gross profit	19,710	19,190	22,710	22,636	20,835	27,007	23,503	20,761	24,787
Percentage of net sales	26.8%	24.6%	22.9%	20.9%	23.1%	24.3%	20.8%	18.1%	24.5%
Selling, general, and administrative expenses	12,021	13,510	14,840	19,757	14,570	16,609	15,761	17,312	16,963
Litigation settlements	—	—	75	27,475	—	—	—	3,032	100

Operating income (loss)	7,689	5,680	7,795	(24,596)	6,265	10,398	7,742	417	7,724
Interest expense, net	1,250	1,267	1,443	1,300	1,295	1,432	1,568	1,764	2,280
Foreign exchange losses (gains), net	45	(262)	(562)	1,028	2,406	2,231	(1)	1,293	(674)

Income (loss) from operations before income taxes	6,394	4,675	6,914	(26,924)	2,564	6,735	6,175	(2,640)	6,118
Income tax expense (benefit)	1,968	1,699	2,216	(8,621)	1,623	2,184	1,883	(1,028)	2,197

Net income (loss) attributable to TCP	$4,426	$2,976	$4,698	$(18,303)	$941	$4,551	$4,292	$(1,612)	$3,921

Net income (loss) per share attributable to TCP shareholders-basic and diluted	$0.02	$0.01	$0.02	$(0.09)	$0.00	$0.02	$0.02	$(0.01)	$0.02
Weighted average number of shares outstanding-basic and diluted	205,534	205,534	205,534	205,534	205,534	205,534	205,534	205,534	205,534
Other Financial Data:
Adjusted EBITDA[1]	$9,659	$7,824	$10,417	$7,814	$8,217	$12,401	$9,815	$5,563	$10,014

1	We define EBITDA as net income (loss) attributable to TCP before interest expense, income taxes, depreciation and amortization, and Adjusted EBITDA as EBITDA before net foreign currency losses (gains), litigation settlements and costs related to our proposed initial public offering in 2012, which was withdrawn. Please see the “Components of Results of Operations” sub-section for more information.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to net income (loss) attributable to TCP, which is the most directly comparable U.S. GAAP measure, for the periods presented.

	For the Three Months Ended
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014
	(in thousands)
Net income (loss) attributable to TCP	$4,426	$2,976	$4,698	$(18,303)	$941	$4,551	$4,292	$(1,612)	$3,921
Adjustments:
Interest expense, net	1,250	1,267	1,443	1,300	1,295	1,432	1,568	1,764	2,280
Income tax expense (benefit)	1,968	1,699	2,216	(8,621)	1,623	2,184	1,883	(1,028)	2,197
Depreciation and amortization	1,661	1,710	1,815	1,968	1,952	2,003	2,073	2,114	2,190

EBITDA	9,305	7,652	10,172	(23,656)	5,811	10,170	9,816	1,238	10,588
Adjustments:
Foreign exchange losses (gains), net	45	(262)	(562)	1,028	2,406	2,231	(1)	1,293	(674)
Litigation settlements	—	—	75	27,475	—	—	—	3,032	100
Cost related to withdrawn initial public offering	309	434	732	2,967	—	—	—	—	—

Adjusted EBITDA	$9,659	$7,824	$10,417	$7,814	$8,217	$12,401	$9,815	$5,563	$10,014

Quarterly Net Sales Trends

Purchases by our retail customers are driven by their internal buying practices and sales programs that typically reflect a seasonal buying pattern, which may result in fluctuations in our period-to-period net sales. Historically, we have experienced lower retail sales in the first calendar quarter. The impact of these seasonal buying patterns, however, may be mitigated by utility and government incentives and programs, for which we have no control over the timing or extent of the programs, as well as the rate of new customer sales growth, the introduction of new product offerings and C&I customer buying practices, which follow no particular seasonal pattern. Therefore, seasonal factors and historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Net sales increased for each quarter presented compared to the corresponding quarter in the preceding year due to the addition of new customers, volume growth with existing customers and our expansion within geographic regions outside of the United States and Canada. In 2012, our net sales grew due to our expansion into EMEA in the second quarter, the securing of new CFL business with Walmart in the United States and Canada during the third quarter, and securing new LED business with IRIS in Asia in the fourth quarter. In 2013, our net sales grew due to volume growth with The Home Depot and C&I distributors in the United States and Canada, the expansion of our product offerings with Walmart in the United States and Canada to include LED lamps in the second quarter, and new business with Carrefour in EMEA and Emart in Asia in the fourth quarter. The sequential decline in net sales in the first quarter of 2014 from the fourth quarter of 2013 was due to weaker retail sales from seasonal buying practices that were offset partially by higher volume with C&I distributors in the United States and Canada.

Quarterly Gross Profit Trends

Our gross profit percentage fluctuates based on a number of factors including channel mix, product mix, the time lag between the decrease in raw material costs and the implementation of price reductions with our customers, the impact of fluctuations in foreign currencies on our manufacturing costs in Asia, and product innovation within our industry that has resulted in increased product obsolescence. Historically, our gross profit percentage is the highest in the first quarter as the result of favorable channel mix, with C&I sales comprising a higher proportion of our net sales. Therefore, seasonal factors and historical patterns should not be considered a reliable indicator of our future gross profit percentage performance.

In 2012, our first and second quarter gross profit percentage benefited from a decrease in the cost of raw materials, principally phosphors. Price reductions to our customers that took effect in the third and fourth quarters of 2012 lowered our gross profit percentage. In 2013, our first and second quarter gross profit percentage benefited from favorable product mix due to LED sales growth. In the third and fourth quarters of 2013, our gross profit percentage declined due to increased provisions for excess and obsolete inventory and the strengthening of the Chinese yuan relative to the U.S dollar. In the first quarter of 2014, our gross margin percentage benefited from the recovery of inventory provisions from the sale of excess products, favorable product mix from higher LED sales and a weakening of the Chinese yuan compared to the fourth quarter of 2013.

Quarterly Selling, General and Administrative Expenses Trends

Selling, general and administrative expenses have increased as a result of the investment in our sales, research and development, and marketing capabilities to support our growth. This quarterly trend was impacted by non-recurring expenses during 2012 totaling $4.4 million for professional fees associated with our proposed initial public offering, which was withdrawn.

Liquidity and Capital Resources

Our primary uses of cash have been for the expansion of our inventory and our purchase of property, plant and equipment to expand our LED and CFL production capacity, as well as the settlement of litigation. Historically, we have financed our operations primarily through cash generated from operations and borrowings under our bank credit facilities and notes payable. As of December 31, 2012 and 2013 and March 31, 2014, we had $38.7 million, $21.9 million and $23.0 million, respectively, in cash and cash equivalents excluding restricted cash.

In 2013, due to the rapid expansion of our LED product line, we increased our debt borrowing and lengthened payment terms with our vendors to finance our increase in inventory to expand our LED product offerings. LED products generally are comprised of higher priced components compared to our other product lines. We expect that our inventory will continue to increase our working capital requirements as our product mix shifts to LED. During the three months ended March 31, 2014 we increased our debt borrowings to finance the payment of accounts payable, customer rebates and income taxes.

As of December 31, 2012 and 2013 and March 31, 2014, short-term loans and long-term debt consisted of the following:

	As of December 31,		As of March 31,
	2012	2013	2014
	(in thousands)
Short-term bank loans	$49,638	$95,215	$105,381
Revolving line of credit	22,827	27,136	33,508
Long-term debt	8,523	8,042	7,901

Total	$80,988	$130,393	$146,790

The short-term bank loans primarily consisted of separate loans with six Chinese banks, all with maturities of one year or less at December 31, 2013 and March 31, 2014. The number and amount of outstanding bank loans varies depending on the working capital needs of our Chinese subsidiaries. Since our operations began, we have successfully rolled over these loans for additional 12 month periods upon the maturity of outstanding loans. For the years ended December 31, 2012 and 2013, our average short-term bank loan balance was $56.6 million and $66.4 million, respectively, with the highest month-end balance of $95.2 million as of December 31, 2013. For the three months ended March 31, 2014, our average short-term bank loan balance was $104.8 million, with the highest month-end balance of $105.8 million as of February 28, 2014. The weighted average interest rate on these loans as of December 31, 2012 and 2013 and March 31, 2014 was 6.5%, 3.6% and 4.2%, respectively. In addition, as of December 31, 2012 and 2013 and March 31, 2014, $13.9 million, $20.5 million and $23.6 million, respectively, of accounts receivable were pledged as collateral against certain short-term bank loans with various Chinese financial institutions. We believe that cash flows from our Asian operating activities, available collateral based in China, and the guarantee provided by our shareholder will allow us to roll over our existing Chinese debt obligations as needed, allowing us to fund anticipated business operations in Asia for at least the next 12 months. There can be no assurance that we will be able to continue to roll over our existing Chinese debt obligations on commercially reasonable terms or at all.

The following is a summary of the short-term bank loans outstanding as of March 31, 2014 and December 31, 2013 and 2012 (dollars in thousands):

	As of March 31, 2014
Lender	Amount	Number of Loans Outstanding	Average Interest Rate	Amount Collateralized by Accounts Receivable	Amount Cross Collateralized between Chinese Entities	Amount Collateralized by Shareholder
Agricultural Bank of China	$19,328	8	5.1%	$1,544	$17,784	$—
Communication Bank of China	46,156	11	3.6%	—	16,004	30,152
Bank of China	23,138	8	4.8%	15,036	8,102	—
China Construction Bank	3,739	1	4.6%	3,739	—	—
Industrial and Commercial Bank of China	8,127	5	6.2%	3,250	4,876	—
China Merchants Bank	4,876	2	6.6%	—	4,876	—

Total	$105,364	35		$23,569	$51,642	$30,152

	As of December 31, 2013
Lender	Amount	Number of Loans Outstanding	Average Interest Rate	Amount Collateralized by Accounts Receivable	Amount Cross Collateralized Between Chinese Entities	Amount Collateralized by Shareholder
Agricultural Bank of China	$15,467	7	5.9%	$1,558	$13,909	$—
Communication Bank of China	49,286	12	3.4%	—	19,134	30,152
Bank of China	18,470	6	4.3%	11,910	6,561	—
China Construction Bank	3,772	1	6.4%	3,772	—	—
Industrial and Commercial Bank of China	3,280	1	6.2%	3,280	—	—
China Merchants Bank	4,921	2	6.6%	—	4,921	—

Total	$95,196	29		$20,520	$44,525	$30,152

	As of December 31, 2012
Lender	Amount	Number of Loans Outstanding	Average Interest Rate	Amount Collateralized by Accounts Receivable	Amount Cross Collateralized between Chinese Entities
Agricultural Bank of China	$16,641	8	6.4%	$—	$16,641
Communication Bank of China	11,137	5	7.4%	—	11,137
Bank of China	13,428	4	4.8%	8,655	4,773
China Construction Bank	3,659	1	5.6%	3,659	—
Industrial and Commercial Bank of China	4,773	2	6.7%	1,591	3,182

Total	$49,638	20		$13,905	$35,733

Our revolving line of credit agreement provides for borrowings up to $40.0 million, which is limited based on certain percentages of eligible accounts receivable and inventory, and is collateralized by substantially all of the assets of our U.S. and Canadian subsidiaries. There was no limitation in effect at December 31, 2012, December 31, 2013 or March 31, 2014 based on outstanding collateral. Borrowings under the revolving line of credit agreement are subject to an interest rate matrix based on the Borrowers’ fixed-charge coverage ratio. At March 31, 2014, our interest rates for borrowings under this agreement were, at our option, either LIBOR rate loans, with interest due at LIBOR plus 3.25%, or prime rate loans with interest due at the bank’s prime rate plus 2.25%. The interest rates on our LIBOR rate loans and prime rate loans were 3.40% and 5.50%, respectively, at March 31, 2014.

The revolving line of credit agreement also contains certain restrictive covenants that, among other things, limit additional indebtedness, restrict non-tax related distributions, and requires us to maintain a minimum fixed charge coverage ratio of 1.15 to 1.0. Our fixed charge coverage ratio was 1.25 at March 31, 2014, and is defined in the revolving line of credit agreement as the ratio of our U.S. and Canadian subsidiaries’ EBITDA, plus expenses relating to the Geo Foundation litigation, less unfunded capital expenditures, tax distributions to shareholders, and cash taxes paid, to their fixed charges, including interest and fees paid under the revolving line of credit, and payments under capital lease obligations and other indebtedness. In addition, the revolving line of credit agreement requires that the aggregate intercompany payable from our U.S. and Canadian subsidiaries to our Chinese subsidiaries be no less than $33.0 million. As of March 31, 2014, we had $33.5 million of borrowings under our revolving line of credit and were in compliance with the financial and other covenants in our debt agreements.

The outstanding borrowings under our revolving line of credit agreement have been reported as a current liability since we are required to maintain a lockbox for the collection of our accounts receivable and the proceeds of which may be applied against borrowings outstanding at the discretion of the lender. Although the full amount of borrowings under our revolving line of credit is presented as a current liability, we intend to utilize our ability to borrow, up to the maximum amounts allowed under the terms of the revolving line of credit agreement, through the maturity date of July 25, 2018.

In an effort to obtain extended payment terms, we complement the financing arrangements discussed above by maintaining restricted cash balances that relate to bankers’ acceptances issued by our banks as a form of payment to certain of our suppliers. Under the terms of the bankers’ acceptances, the supplier may either redeem the bankers’ acceptance upon maturity, which generally is six months from the date of issuance, or redeem the bankers’ acceptance directly with the bank prior to maturity, accepting a discounted payment amount. The banks require us to keep a certain amount of cash on hand to cover payments to suppliers based on a percentage of the total amount owed. We had $16.2 million, $11.7 million and $16.6 million of bankers’ acceptances outstanding with our suppliers and maintain restricted cash balances of $4.3 million, $3.3 million and $5.4 million as collateral for these bankers’ acceptances at December 31, 2012 and 2013 and March 31, 2014, respectively.

In addition to bank debt, we are also obligated to make aggregate payments of $8.2 million in 2014, $8.2 million in 2015, $6.8 million in 2016, $7.2 million in 2017, $3.7 million in each year from 2018 through 2020, and $1.8 million in 2021 in connection with the Geo Foundation and Philips litigation settlements. We are also involved in ongoing litigation with GE Lighting Solutions, LLC and, based on recent negotiations, have recorded a liability of $1.3 million as of March 31, 2014 for the probable resolution of the litigation. We believe it is reasonably possible that the settlement of the GE Lighting Solutions, LLC matter may exceed the recorded liability as GE has taken a position, during early, informal settlement discussions that could lead to a claim for royalties up to $10.2 million. Although we believe we have substantial defenses in this matter, litigation is inherently unpredictable, and excessive verdicts do occur. We could incur judgments or enter into settlements of claims in the future that could have a material adverse effect on our ability to sufficiently fund anticipated business operations. See Note 14 to our consolidated financial statements and Note 7 to our unaudited condensed consolidated financial statements, included elsewhere in this prospectus.

Cash and cash equivalents, excluding restricted cash, held outside of the United States was of $37.3 million, $21.6 million and $21.6 million as of December 31, 2012 and 2013 and March 31, 2014, respectively, and primarily are used to fund our manufacturing operations in China. Generally, our policy is to indefinitely reinvest the undistributed earnings of our foreign subsidiaries. We regularly assess our cash needs and the available sources to fund these needs, and we believe that local operating activities will be sufficient to fund local obligations through at least the next 12 months. However, if future events necessitate the repatriation of funds from our operating subsidiaries, we believe that the repatriation of funds would not have a material effect on our financial position or results of operations. We believe that, based on our current and anticipated levels of operations, that our cash on hand, cash flow from operations and our borrowing capacity under existing bank financing arrangements, as well as the proceeds from this offering, will together be sufficient to meet our current and anticipated cash operating requirements, including working capital needs, capital expenditures and scheduled principal and interest payments, through at least the next 12 months.

At March 31, 2014, we had a non-interest bearing loan of $1.8 million due from TCP Campus Drive LLC (“TCP Campus”), an unconsolidated variable interest entity that is wholly owned by our CEO and his family. TCP Campus was formed in 2005 to purchase, construct and own the warehouse and office space in Aurora, Ohio that is currently utilized by and recorded as a capital asset of TCP US. TCP US entered into a net lease with TCP Campus on June 16, 2006, which was amended on April 12, 2007. We expect to enter into an agreement with TCP Campus in 2014 whereby we will acquire the warehouse and office building that we currently lease from TCP Campus, terminate the related lease agreement, eliminate the associated financing liability, and assume the related mortgage of approximately $5.6 million. In exchange, we will transfer the warehouse that we own in Aurora, Ohio to TCP Campus. In contemplation of this transaction, we forgave the loan outstanding from TCP Campus in May 2014. The impact of this exchange and loan forgiveness will be recorded to equity since the transaction will occur between entities under common control. The annual mortgage payments on the assumed TCP campus facility are $0.5 million through May 2017, with interest at 5.97% and a lump sum payment of $5.1 million due in May 2017.

Historically, our shareholders made non-interest bearing loans to finance ongoing capital needs of certain of our Chinese subsidiaries. In December 2013, the Chinese subsidiaries repaid all outstanding balances due to Solomon Yan, financed by $30.2 million of short-term bank loans that have been guaranteed by Mr. Yan through October and November 2014. We have obtained a letter from Mr. Yan confirming that he will continue to guarantee these short-term loans, as necessary, through December 31, 2014. We expect that a portion of the proceeds from this offering will be used to repay some or all of the short-term loans guaranteed by Mr. Yan.

Certain of our operating subsidiaries are restricted in their ability to pay dividends. The ability of our Chinese operating subsidiaries to pay dividends may be restricted due to foreign exchange control policies in the People’s Republic of China. The Chinese yuan is subject to exchange control regulation in China, and, as a result, we may be unable to distribute any dividends outside of China due to exchange control regulations that restrict our ability to convert Chinese yuan into U.S. dollars. Additionally, our revolving line of credit agreement contains certain restrictive covenants that, among other things, restrict non-tax related distributions. The total restricted portion of our net assets at December 31, 2013 was $18.3 million.

Cash Flows

Following is a summary of our cash flows for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014:

	Year Ended December 31			Three Months Ended March 31,
	2011	2012	2013	2013	2014
	(in thousands)
Net cash (used in) provided by operating activities	$(10,221)	$41,397	$(16,312)	$(10,709)	$(9,492)
Net cash used in investing activities	(13,370)	(6,213)	(10,632)	(4,064)	(6,060)
Net cash provided by (used in) financing activities	5,902	(19,259)	9,300	9,843	16,864
Effect of exchange rate changes on cash and cash equivalents	1,356	94	867	(44)	(194)

(Decrease) increase in cash and cash equivalents	$(16,333)	$16,019	$(16,777)	$(4,974)	$1,118

Net Cash (Used in) Provided by Operating Activities

Net cash used in operating activities was $9.5 million for the three months ended March 31, 2014 compared to $10.7 million for the three months ended March 31, 2013. This use of cash in the three months ended March 31, 2014 was due to a decrease in accounts payable of $11.9 million attributable to timing of payments and lower purchase volume, and a decrease in accrued and other liabilities of $10.1 million largely due to payment of customer rebates, employee bonuses and income taxes. These uses of cash were partially offset by earnings of $3.9 million, a decrease in inventory of $3.0 million due to our efforts to reduce inventory levels and a decrease in prepaid expense and other assets of $2.1 million mainly from the collection of VAT refunds. During the three months ended March 31, 2013, inventories increased $7.6 million due to the expansion of our LED product offerings, accrued and other liabilities decreased $4.3 million largely due to payment of customer rebates, employee bonuses and income taxes, and prepaid expenses and other assets increased $1.7 million mainly due to the timing of VAT refunds.

Net cash used in operating activities was $16.3 million in 2013 compared to net cash provided by operating activities of $41.4 million in 2012. This use of cash was largely due to the $40.7 million increase in inventory primarily attributable to the expansion of our LED product line and sales growth within our CFL product line that was financed in part through an increase of $15.4 million of accounts payable, compared to a $2.1 million decrease in inventory and a $13.0 million increase in accounts payable in 2012. Additional cash uses include the payment of $9.5 million related to litigation settlements, an increase of prepaid expenses and other assets of $2.6 million largely due to the timing of VAT recoveries in Europe and Asia and a $5.1 million increase of accounts receivable mainly due to higher sales and longer payment terms with our customers.

Net cash provided by operating activities was $41.4 million in 2012 compared to net cash used in operating activities of $10.2 million in 2011. The cash provided in 2012 was largely due to an increase of accounts payable of $13.0 million attributable to the timing of purchases and payments, an increase of $9.3 million of accrued and other liabilities (excluding $27.6 million for accrued litigation settlements) related to increased payroll and benefits, rebates and other similar liabilities. Additionally, a decrease in prepaid expenses and other assets of $3.7 million due to lower VAT recoveries in Asia and $2.1 million decrease in inventories as a result of inventory reduction efforts also provided operating cash flow in 2012, compared to a $28.5 million increase in inventories that was a cash use in 2011. These items were offset by a $4.1 million increase of accounts receivable attributable to our sales growth in 2012.

Net Cash Used in Investing Activities

Net cash used in investing activities was $6.1 million for the three months ended March 31, 2014 compared to $4.1 million for the three months ended March 31, 2013, an increase of $2.0 million. The incremental cash used in investing activities in the three months ended March 31, 2014 was primarily due to an increase in our restricted cash balances of $2.1 million related to our increased use of bankers’ acceptances to pay our suppliers.

Net cash used in investing activities was $10.6 million in 2013 compared to $6.2 million in 2012, an increase of $4.4 million. The net increase in cash used in investing activities was primarily due to an increase in purchases of property, plant, and equipment of $3.0 million primarily to expand two of our manufacturing facilities in China to increase capacity within our LED and CFL product lines, as well as upgrades to our distribution facilities. Additionally, we acquired $1.6 million of cash from the acquisition of TCP B.V. in 2012 which was not repeated in 2013.

Net cash used in investing activities was $6.2 million in 2012 compared to $13.4 million in 2011, a decrease of $7.2 million. The net decrease in cash used in investing activities was due to a reduction in restricted cash balances of $6.3 million and a decrease in purchases of property, plant, and equipment of $2.3 million, partially offset by $1.6 million of cash acquired through our purchase of TCP B.V. in 2012. The restricted cash balances relate to bankers’ acceptances issued by our banks. In 2012, we reduced our bankers’ acceptances due to lower inventory purchases, resulting in the decrease of restricted cash. The purchases of property, plant and equipment in 2011 was largely due to the automation and expansion of our Chinese manufacturing operations.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities for the three months ended March 31, 2014 principally was due to net bank borrowings of $17.0 million to finance the payment of accounts payable, customer rebates and income taxes. Net cash provided by financing activities for the three months ended March 31, 2013 principally was due to net bank borrowings of $10.4 million to finance our increase in working capital, largely related to the growth in inventory to support the expansion of our LED offerings.

Net cash provided by financing activities in 2013 principally was due to net bank borrowings of $47.8 million to finance the repayment of related party payables of $30.2 million and to fund our increase in working capital, largely related to the expansion of our LED product offerings.

Net cash used in financing activities in 2012, principally was due to distributions to shareholders of $17.9 million and the issuance of non-interest bearing loans of $2.8 million to our shareholders, partially offset by net bank borrowings of $2.9 million to fund our working capital requirements.

Net cash provided by financing activities in 2011, principally was due to net bank borrowings of $11.8 million and borrowings from shareholders of $11.1 million to fund our working capital requirements, partially offset by the issuance of non-interest bearing loans of $15.6 million and distributions to our shareholders of $1.1 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than operating leases entered into in the ordinary course of our business, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that may be material to investors.

Capital Expenditures

We expect to increase our capital spending as we continue to expand our production capabilities and improve our manufacturing efficiencies. Future capital requirements will depend on many factors, including our rate of sales growth, our global expansion activities, innovations within the energy efficient lighting industry, shifts in demand between energy efficient lighting products and the rate of acceptance and conversion to energy efficient lighting solutions. Our capital spending is generally used for the expansion of our Asian manufacturing operations and global warehouse and distribution facilities. Our capital investments have primarily been funded by operating cash flow and by bank borrowings under our existing credit facilities. We intend to use the net proceeds from this offering to acquire and develop advanced, automated manufacturing equipment to expand our LED manufacturing capacity, for the repayment of outstanding indebtedness and for general corporate purposes. In the event that our sales growth and global expansion does not meet our expectations, we may eliminate or curtail certain capital projects in order to mitigate the impact on our use of cash. We had no material commitments for capital expenditures as of December 31, 2013 or March 31, 2014.

Contractual Obligations

Our contractual obligations and other commitments as of December 31, 2013 were as follows:

	Payment Due In
	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total
	(in thousands)
Short-term and long-term debt[a]	$95,305	$47	$27,136	$—	$122,488
Fixed and estimated variable interest payments short-term and long-term debt[b]	2,954	2,044	1,617	—	6,615
Litigation settlements[c]	8,175	15,022	10,886	9,233	43,316
Operating lease agreements	1,416	2,611	1,980	226	6,233
Capital lease agreements and finance lease obligation	876	1,583	1,551	2,509	6,519

Total	$108,726	$21,307	$43,170	$11,968	$185,171

[a]

Our revolving line of credit provides borrowings up to $40.0 million maturing on July 25, 2018. Due to requirements under the revolving line of credit agreement we maintain a lockbox for the collection of accounts receivable, the proceeds of which may be applied against outstanding borrowings at the discretion of the lender. Accordingly, as required by ASC 470, we classify outstanding borrowings under our revolving line of credit as short-term within our consolidated financial statements included elsewhere in this prospectus. We expect to use a portion of the net proceeds from this offering for the repayment of a portion of our outstanding short-term bank loans, including some or all of the $30.2 million short-term bank loans from the Communication Bank of China outstanding at March 31, 2014 that are guaranteed by Solomon Yan, one of our shareholders, and a portion of our revolving line of credit. We have the capacity to re-draw our short term bank loans following any repayment in connection with this offering.

[b]	Rates in effect as of December 31, 2013 are used for variable rate debt.
[c]

Represents contractual payments under settlement agreements related to the Geo Foundation Ltd. and Koninklijke Philips N.V. matters as detailed in Note 14 to our consolidated financial statements included elsewhere in this prospectus

We had gross unrecognized tax benefits of $7.0 million at December 31, 2013, that were not included in the contractual obligation table above. Due to uncertainty regarding the timing of such future cash outflows, if any, reasonable estimates cannot be made regarding the period of cash settlement with the applicable taxing authorities. See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus.

There have been no material changes to our contractual obligations during the three months ended March 31, 2014, other than a $10.2 million increase in short-term bank loans with a maturity of one year or less, and a $6.4 million increase in the revolving line of credit maturing on July 25, 2018.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several financial risks, including, among others, market risk (changes in exchange rates, changes in interest rates and market prices), concentration risk and commodity risk. Our principal liabilities consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are held at high quality financial institutions and managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Our management closely monitors the credit quality of the financial institutions in which we hold deposits.

Currency risk. Our reporting currency is the U.S. dollar. We have operations in the United States and Canada, Asia, EMEA and Latin America. As a result of our investments in entities that have functional currencies other than the U.S. dollar, we face exchange translation risk and our results can be affected by currency movements. Substantially all of our products are manufactured in China. Since our current sales mix is weighted heavily toward our market in the United States and Canada, our operating results may become subject to significant fluctuations based upon changes in currency exchange rates of the U.S. dollar principally against the Chinese yuan and to a lesser extent the U.S. dollar against the Canadian dollar and Euro. Accordingly, currency exchange rate fluctuations may adversely affect our financial results in the future. For example, a hypothetical 10% increase or decrease of the Chinese yuan against the U.S. dollar during 2013 would have impacted our operating income negatively or positively, respectively, by $2.2 million. We currently do not engage in any currency hedging activities.

Interest rate risk. We are exposed to interest rate risk related to our variable-rate debt. As of December 31, 2012 and 2013, and March 31, 2014 we had $22.8 million, $27.1 million and $33.5 million, respectively, outstanding under a revolving line of credit agreement with a U.S. bank. The interest rates for borrowings under this agreement are subject to an interest rate matrix based on the our fixed charge coverage ratio, as defined by the agreement. As of December 31, 2012, the interest rates on the LIBOR rate loans and prime rate loans were 3.21% and 5.25%, respectively. As a result of an amendment to our revolving line of credit agreement effective July 25, 2013, changes in the interest rate matrix have resulted in an adjustment to our interest rates for borrowings under this agreement to LIBOR plus 3.25% for LIBOR rate loans and the bank’s prime rate plus 2.25% for prime rate loans. As of December 31, 2013, the interest rates on the LIBOR rate loans and prime rate loans were 3.42% and 5.50%, respectively. As of March 31, 2014, the LIBOR rate loans and the prime rate loans were 3.40% and 5.50%, respectively. Potential movement of the LIBOR rate and the prime rate by +/- 1% would increase or decrease interest expense and cash paid for interest on an annualized basis by $0.3 million based on the balance outstanding under our revolving credit agreement at March 31, 2014.

We are also exposed to interest rate risk related to our fixed-rate bank debt in Asia due to their short-term maturity and our intention to refinance these borrowings. As of December 31, 2012 and 2013 and March 31, 2014, we had $49.6 million, $95.2 million and $105.4 million, respectively, of outstanding short-term bank loans with various Chinese banks. The weighted average interest rate on these loans as of December 31, 2012 and 2013 and March 31, 2014, was 6.5%, 3.6% and 4.2%, respectively. Upon our refinancing of these loans, a movement of the interest rate of plus or minus 1% would increase or decrease interest expense and cash paid for interest on an annualized basis by $1.1 million based on the balance outstanding at March 31, 2014.

Concentration risk. We are exposed to concentration risk due to our concentration of business activity with The Home Depot and Walmart, which were our only customers that individually exceeded 10% of net sales in 2011, 2012, 2013 or for the three months ended March 31, 2014. Net sales to The Home Depot accounted for 34.8%, 28.8% and 31.4% of our consolidated net sales in 2011, 2012 and 2013, respectively, and 18.3% of our consolidated net sales for the three months ended March 31, 2014 and net sales of our products to Walmart accounted for 10.3% and 13.0% of our net sales in 2012 and 2013, respectively, and 26.4% of our net sales for the three months ended March 31, 2014. We believe we will continue to expand our product offerings with The Home Depot and Walmart in the future. To manage our concentration risk we continue to expand our C&I channel and our customer base in EMEA, Asia and Latin America. In 2013, we secured new business with IRIS, Emart and Carrefour in Japan, South Korea and Europe, respectively, which we believe will reduce our concentration risk with The Home Depot and Walmart going forward.

Commodity risk. The manufacturing of our products relies heavily on the availability and price of certain commodity materials including petroleum based plastics, copper, and rare earth metals, principally phosphors. The markets for these raw materials are volatile and will continue to place pressure on our margins. While we have implemented pricing strategies in order to pass along these increased costs in the form of higher selling prices, there can be no assurance that future raw material shortages or increased prices will not negatively affect future results, including demand for our products and our profitability. Currently, the most significant pressure we face is the availability and cost of phosphors, a critical raw material input into the manufacturing of fluorescent lighting. China is currently the leader in rare earth mining, accounting for 95% for the world’s supply. Beginning in July 2007 through February of 2011, the Chinese government implemented a series of regulations to control mining practices and reduce the export levels of Chinese-produced rare earth metals, resulting in raw material shortages and increased prices. The cost of phosphors was particularly volatile during 2011. During 2011, the cost of phosphors increased from approximately ¥321/kg ($48/kg) at the beginning of the year to approximately ¥2,510/kg ($388/kg) in July 2011 before decreasing to approximately ¥1,390/kg ($219/kg) as of December 31, 2011. As of December 31, 2012 and 2013 and March 31, 2014, the cost of phosphors decreased further to approximately ¥484/kg ($77/kg), ¥408/kg ($67/kg) and ¥388/kg ($63/kg), respectively. Accordingly, where phosphors had represented approximately 5% of the material cost to manufacture fluorescent lighting prior to 2011, it represented approximately 17% of such cost during 2011. With the recent reduction of phosphors prices, phosphors represented approximately 6%, 3% and 3% of the cost to manufacture fluorescent lighting for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2014, respectively.

We purchase some of our raw materials from several small suppliers who have demonstrated consistent quality of materials and reliability of delivery as to the quantities required and delivery times. We purchase our materials at spot prices in the open market and we do not negotiate long-term supply contracts. We currently do not engage in hedging transactions for the purchase of raw materials.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reported consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the valuation of inventory and deferred costs, the recoverability of long-lived assets, contingent liabilities and income taxes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from management’s estimates.

The following discussion addresses our critical accounting policies and reflects the areas that require more significant judgments and use of estimates and assumptions in the preparation of our consolidated financial statements.

Principles of consolidation. The consolidated financial statements include the accounts of TCP International and its wholly owned subsidiaries. TCP International also consolidated a VIE in China, prior to its dissolution in December 2013, that it did not own but for which it was deemed to be the primary beneficiary. All intercompany transactions between TCP International and its consolidated subsidiaries and VIE have been eliminated in consolidation.

We evaluate our variable interests in entities in accordance with ASC Topic 810, Consolidation, as to whether these entities are variable interest entities (VIEs) over which we have a controlling financial interest that should be consolidated in our financial statements. In our evaluation we consider all available information in determining whether we are the primary beneficiary of the VIE. Historically, we have had relationships with several VIEs for which we concluded, based on our judgment, that we did not have a controlling financial interest in the entities. In forming our judgments, we considered that the legal form of ownership granted control of the entities to their respective equity owners. We believe that our judgments were based on factors that most directly affect our ability to control the entity. Changes in one or more factors could have resulted in the consolidation of these entities that would have had a material impact our consolidated financial statements.

Revenue recognition. Our policy is to record revenue when the following recognition requirements are met; persuasive evidence of an arrangement exists; the products have been shipped or delivered to the customer and risk of loss has passed in accordance with the sales order; the sales price is fixed or determinable within the sales order; and collectability is reasonably assured. All sales are final upon shipment or delivery of product to the customer, other than for normal warranty provisions. We collect use and value-added taxes imposed by government authorities on and concurrent with sales to our customers; sales are presented net of these taxes.

Provisions for returns, customer programs, and incentive offerings, including promotions and other volume-based incentives, are recorded as deductions to sales in the same period the sales are recorded. Rebate programs provide that upon the attainment of pre-established volume or revenue milestones for a specified period, the customer receives cash or credits against purchases. Our estimates the provision for rebates based on the specific terms in each agreement at the time of shipment and an estimate of the customer’s achievement of the respective milestones. We accrue sales discounts, returns, and allowances based on historic experience.

Inventories. Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out basis. To the extent the we determine we are holding excess or obsolete inventory, the inventory is written down to its net realizable value based on usage forecasts, open sales orders, and market conditions. To determine our excess or obsolete inventory provision we rely on all available information, including but not limited to: 1) usage forecasts, 2) applicable discount programs, 3) product specific life cycle and 4) historic sales patterns, which we believe are directly associated with our ability to recover our cost.

Deferred costs. In 2013, we entered into a settlement agreement with Koninklijke Philips N.V., which included a patent license agreement granting us nonexclusive, nontransferable, indivisible license on certain LED patents, effective from December 2013 through the earlier of their respective expirations or December 2028. We identified the settlement of litigation regarding the prior use of Philips’ patents and the future use of Philip’s patent license portfolio as separate elements of the settlement arrangement for accounting purposes. We valued each element of the arrangement and allocated the consideration paid to each element using relative fair values. To determine the consideration value, we discounted the contractual settlement payments using an imputed interest rate of 5.0% and calculated a value of $20.6 million. The fair value of the license agreement was calculated by applying a market royalty rate to the historical revenue and expected future revenue generated from the products associated with the license portfolio. The market royalty rate was based on the rate charged by Philips within their existing license programs related to LED technology. Based on the relative fair values of each element, $1.8 million of the consideration was allocated to the settlement of litigation and recorded as litigation settlements expense in 2013 and $18.7 million of the consideration was allocated to the future use of Philip’s patent license portfolio and recorded on the our consolidated balance sheets as deferred costs. Amortization of the deferred costs will be computed based on projected sales containing the licensed intellectual property over the 15-year term of the license agreement and will be included as a component of cost of sales in the consolidated statement of comprehensive income (loss).

Impairment of long-lived assets. Long-lived assets, including land rights, deferred costs, and finite-lived intangible assets, are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pretax undiscounted future cash flows expected to be provided by the asset. If impairment existed, the asset would be written down to its fair value. Fair value is determined through the calculation of the pretax present value of future cash flows expected to be provided by the asset.

Litigation contingencies. We record a liability for legal contingencies when we believe that it is probable that a loss has been incurred and the amount can be reasonably estimated. We evaluate developments in on-going legal matters that could affect the amount of liability that has been previously accrued at each reporting period, and makes adjustments as appropriate. We expense legal fees in the period in which they are incurred. Although we believe we have substantial defenses in these various matters, litigation is inherently unpredictable, and excessive verdicts do occur. We could incur judgments or enter into settlements of claims in the future that could have a material adverse effect on its results of operations, financial position, and cash flows in any particular period.

Income taxes. Deferred tax assets and liabilities are recognized under the asset and liability method based upon the difference between the amounts reported for financial reporting and tax purposes. These deferred taxes are recognized by applying enacted tax rates in effect in the years in which the differences between the financial reporting and tax basis of existing assets and liabilities are expected to reverse. We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial results of operations.

The calculation of our provision for income taxes involves the interpretation of complex tax laws and regulations. Tax benefits for certain items are not recognized unless it is more likely than not that our position will be sustained if challenged by tax authorities. Tax liabilities for other items are recognized for anticipated tax contingencies based on our estimate of whether additional taxes will be due. Interest and/or penalties related to income tax matters are recognized, on such items, as a component of income tax expense.

Recently Issued Accounting Pronouncements

Accounting Standards Adopted in 2014

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The objective of this ASU is to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 31, 2013. The adoption of this pronouncement did not have an impact on our consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). The ASU provides guidance regarding the presentation in the statement of financial position of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryfoward exists. The ASU generally provides that an entity’s unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The ASU applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this pronouncement did not have an impact on our consolidated financial statements.

Accounting Standards Not Yet Adopted

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 with early adoption permitted in certain circumstances. We will apply the guidance prospectively to disposal activity occurring after the effective date of this ASU.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

KPMG LLP (“KPMG”) was appointed to serve as our independent registered public accounting firm with respect to the audits of our consolidated financial statements for the year ended December 31, 2012, and restated consolidated financial statements for the year ended December 31, 2011, after our prior independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”), advised us on November 28, 2012 (the “Effective Date”) that it would resign from serving as our independent registered public accounting firm, effective immediately. At the Effective Date, we were working on a restatement of previously issued consolidated financial statements for the years ended December 31, 2009, 2010 and 2011. The previously issued consolidated financial statements and the related audit reports of PwC for the annual periods were withdrawn and should no longer be relied upon.

During the years ended December 31, 2010 and 2011 and the subsequent interim period preceding the Effective Date, there were no (i) disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference to such disagreements in their reports on our financial statements for such years or (ii) “reportable events” as defined under Item 304(a)(1)(v) of Regulation S-K except with respect to the material weaknesses in our internal control over financial reporting related to the consolidation process, review of financial information of foreign operations, process of determining whether variable interest entities should be consolidated, allocation of income or loss between controlling and noncontrolling interests, and staffing levels and expertise in areas of financial reporting and tax accounting.

We have furnished a copy of the above disclosure to PwC and requested that PwC furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements herein, and if not, stating the respects in which it does not agree. We have filed a copy of PwC’s letter dated May 20, 2014 as Exhibit 16.1 to this registration statement of which this prospectus forms a part.

On January 11, 2013, we engaged KPMG as our independent registered public accounting firm. We discussed the subject matter of the above-described reportable events with PwC, and we authorized PwC to respond fully to the inquiries of KPMG, as successor auditor. During the years ended December 31, 2010 and 2011, and the subsequent interim periods to January 11, 2013, neither we nor anyone acting on our behalf consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us nor oral advice was provided that KPMG concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions), or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

BUSINESS AND INDUSTRY

Our Company

We are a leading global provider of energy efficient LED and CFL lighting technologies. We design, develop, manufacture and deliver high quality energy efficient lamps, fixtures and internet-based lighting control solutions. Our internally developed driver, optical system, thermal management and power management technologies deliver a high standard of efficiency and light quality. Our broad portfolio of advanced LED and CFL lamps and fixtures enables us to address a wide range of applications required by our retail and C&I customers. We have established the largest number of Energy Star® compliant lighting products for LEDs and CFLs combined. The lighting market is characterized by rapid product innovation, and as a result, we have maintained integrated product design and manufacturing capabilities to allow us to quickly respond to the rapidly evolving demands of our customers. Our products are currently offered through thousands of retail outlets and C&I distributors. Since our inception in 1993, we have sold more than one billion energy efficient lighting products. We believe that the market for LED lighting solutions is at an inflection point and that we are well positioned to capitalize on this rapidly growing opportunity, as reflected in our 2011 to 2013 LED sales CAGR of 208.0%.

The general lighting market is in a state of transition from inefficient lighting technologies, primarily incandescent lamps, to efficient lighting technologies, primarily LEDs and CFLs. This transition is driven by improving light quality, appealing economics, government regulations, public awareness, and emerging connectivity and control capabilities. According to McKinsey, the global LED and CFL markets are expected to grow from $22.1 billion in 2011 to $87.4 billion in 2020 in aggregate, representing a CAGR of 16.5%.

We have a strong global customer base in North and South America, Asia and Europe, with our products primarily sold through the retail and C&I channels. Our key customers in the retail channel include The Home Depot, to which we are one of the largest energy efficient lamp suppliers in the United States, Walmart, from whom we received a Supplier Award of Excellence in 2013, and Carrefour. Our key customers in the C&I channel include HD Supply, Regency, Rexel, CED and Grainger. In recent years, we established a sales force to better serve our C&I customers and end users. We are increasing our product sales through e-commerce retailers, including Amazon.com and HomeDepot.com.

We operate product development facilities in Aurora, Ohio and Shanghai, China focused on introducing new technologies, increasing functionality, enhancing quality, improving manufacturing processes and reducing costs that enable us to provide a wide range of advanced lighting products tailored to our customers’ needs. We have received numerous awards for our products, including being named an ENERGY STAR® Partner of the Year in 2013 and 2014. We also received the Envisioneering Innovation and Design Award at the Consumer Electronics Show in 2014 for our Connected by TCP™ internet-based lighting control solution. For our LED lamps, we develop our own design specifications and source components from world-class suppliers, such as Nichia, NXP Semiconductors, Texas Instruments and Seoul Semiconductor, which enables us to remain technologically agnostic with the flexibility to adopt advancements in LED technology and leverage the LED chip manufacturers’ R&D. Unlike many of our competitors, we utilize a vertically integrated, efficient and automated process to manufacture our CFL products at four facilities in China. This allows us to maintain control over product quality, react quickly to our customers’ specifications, achieve faster product introductions and maximize our margins.

Our net sales have increased from $263.8 million in 2011 to $428.9 million in 2013, representing a 27.5% CAGR. From 2011 to 2013, our LED sales increased from $11.3 million, or 4.3% of net sales, to $107.1 million, or 25.0% of net sales, representing a 208.0% CAGR. The remaining portion of our net sales largely represents CFL sales, which increased from $215.6 million, or 81.7% of net sales, in 2011 to $289.3 million, or 67.5% of net sales, in 2013, representing a 15.8% CAGR. Our net income (loss) attributable to TCP was $3.3 million in 2011, $(6.2) million in 2012 and $8.2 million in 2013. Our net sales increased from $90.3 million for the three months ended March 31, 2013 to $101.1 million for the three months ended March 31, 2014, and net income attributable to TCP increased from $0.9 million for the three months ended March 31, 2013 to $3.9 million for the three months ended March 31, 2014. CFL sales and LED sales represented 70.4% and 20.7% of net sales for the three months ended March 31, 2013, respectively, compared to 58.8% and 35.9% of net sales for the three months ended March 31, 2014, respectively.

The Global Lighting Market

We compete in the global general lighting market, which consists of lamps and fixtures used for general illumination purposes in residential and C&I applications. Based on a report by McKinsey, the global general lighting market was $75.8 billion in 2011 and is expected to grow to $114.8 billion by 2020. Combined, CFL and linear fluorescent, or LFL, technologies currently account for the largest share of lighting applications. However, the global lighting market is expected to undergo significant transition in the coming years, driven by the rapid adoption of energy efficient lighting products as a result of improved light quality and performance, lower total cost of ownership, greater focus on energy efficiency, increased regulatory requirements banning inefficient lamps, as well as macroeconomic trends, such as population growth and increasing urbanization. These changes are expected to accelerate the adoption of energy efficient, or non-incandescent, lighting technologies, primarily LEDs. According to McKinsey, the global LED market was $8.9 billion in 2011 and is forecasted to grow to $81.2 billion by 2020, representing a 27.9% CAGR. This growth and increased adoption by consumers will be driven by better light quality and higher cost competitiveness relative to other energy efficient lighting technologies. In the interim, we expect other energy efficient lighting technologies, such as CFLs, to aid in the transition from inefficient lighting technologies prior to the widespread adoption of LEDs.

	Global General Lighting Market by Technology
	2011		2016E		2020E
	(in millions)
Technology	Value	% of Market	Value	% of Market	Value	% of Market
LED	$8,880	11.7%	$46,744	46.8%	$81,217	70.7%
LFL	22,997	30.3%	21,562	21.6%	16,509	14.4%
CFL	13,249	17.5%	10,564	10.6%	6,147	5.4%
HID	12,502	16.5%	10,273	10.3%	5,980	5.2%
Halogen	9,516	12.5%	8,604	8.6%	3,960	3.4%
Incandescent	8,695	11.5%	2,081	2.1%	1,025	0.9%

Total	$75,839		$99,828		$114,838

Source: Derived from McKinsey & Company: “Lighting the way: Perspectives on the global lighting market— Second Edition” (August 2012).

In addition, the increasing integration of lighting control systems will also drive adoption of intelligent lighting systems that utilize advanced lighting products, including LED and CFL lamps and fixtures. Internet-based lighting control systems are comprised of advanced hardware, software and services that enable the integrated control and management of lighting products and systems, including remote monitoring and control, advanced sensing, and device-level communication. Connectivity will also be a key driver to integrating lighting with the greater control and management of the surrounding ecosystem, such as energy management, space utilization, security, occupancy, daylight harvesting and other value added services.

End Markets

Lighting solutions are primarily sold into the retail and C&I channels. The retail channel is primarily comprised of the sale of lighting products to the residential market through larger retailers, specialty hardware stores and ecommerce websites. The retail channel typically focuses on upfront costs, aesthetics, familiarity and availability. As a result, incandescent lamps have been the dominant technology utilized in the retail channel. As energy efficient lighting products continue to improve quality, efficiency, functionality and cost, it is anticipated that incandescent products will be replaced by energy efficient products.

The C&I channel is mostly comprised of LFL, CFL, high intensity discharge, or HID, and LED products that are sold directly to customers as well as through specialty lighting, electrical, utility and catalog distributors and agents. LFL, CFL, HID and LED lamps and fixtures are most commonly found in the office, retail, hospitality, industrial, street light and architectural markets, where economic return and lower payback periods drive purchasing decisions. C&I end users consider the total life cycle cost of lighting products, which include the electricity used, replacement lamps needed over the life, labor required to maintain the lamp and fixture, as well as other application specific costs. Energy efficient products provide significant savings to C&I end users through longer useful lives, which require less maintenance and replacement, as well as less energy usage that can quickly offset higher initial costs. As a result of these savings, the C&I channel is generally more inclined to invest in these energy efficient lighting solutions. Although LED light lamps and fixtures currently account for only a small share of the C&I channel, demand for LED products is expected to grow rapidly, as LED lamps offer the lowest operating cost of all lighting technologies due to their long life and high efficiency.

Lighting Technology

There are six primary types of light technologies that are sold globally: LED, CFL, LFL, HID, halogen and conventional incandescent. We are primarily focused on the development, manufacture and assembly of LED and CFL technologies.

Global General Lighting Market

(in Percentages of Dollar Value)

2011 ($75.8 billion)	2020E ($114.8 billion)

Source: Derived from McKinsey & Company: “Lighting the way: Perspectives on the global lighting market— Second Edition” (August 2012).

LED

LEDs produce light by passing electrical current through a semiconductor that generates visible light. LED lighting products offer numerous benefits over other lighting technologies such as greater energy efficiency, longer lifetime, improved durability, greater environmental benefits compared with incandescents, digital controllability, smaller size and lower heat output. LED lamps typically last 25,000 to 50,000 hours and are up to twice as efficient as fluorescent lamps and up to six times as efficient as incandescent lamps. As a result, LEDs offer very low operating costs since they use less electricity and have the longest lifetime of any available lighting technology. LED lamps accounted for just $8.9 billion of sales globally in the general lighting market in 2011 but are projected to grow rapidly, totaling $81.2 billion in 2020, representing a 27.9% CAGR in that period. The major trends expected to drive growth in the adoption of LED lamps are rapid cost reductions and continuous improvement in performance and quality. Prices of LED lamps are substantially higher than almost all other technologies, but are expected to fall sharply, driven largely by decreasing costs and increasing efficacies at the LED chip level. As prices continue to fall over the long-term, LED lamps are estimated to gain significant market share among lighting technologies, growing from just 11.7% in 2011 to 70.7% by 2020, according to McKinsey.

CFL

CFL lamps produce light by passing an electric arc between two tungsten cathodes in a phosphor coated tube that is filled with low-pressure mercury vapor and other gases. CFL lamps require an electronic ballast, which is integrated into the screw-in base, to provide the required voltage at start-up and control the flow of current to maintain optimum light output. Compared to incandescent lamps, CFLs use less energy to produce the same light output, last longer and generate less heat. CFLs are 75% more efficient than incandescent lamps and typically last between 10,000 and 20,000 hours. These factors allow CFLs to offer lower operating costs than incandescent lamps, as CFLs use less electricity and need to be replaced much less frequently. The market for CFLs has also been bolstered by continued improvements in light quality and features such as dimming and rapid warm up. CFLs represent one of the most cost competitive alternatives to incandescent lamps and fixtures, which will drive near-term growth as inefficient incandescent lighting products are phased out in many countries. The use of CFLs is expected to bridge the market until more efficient and technologically advanced solutions, such as LEDs, become cost competitive. Despite expected near-term growth, the global market for CFLs is expected to contract from $13.2 billion in 2011 to $6.1 billion in 2020.

Other Energy Efficient Lighting Technologies

LFL lamps utilize the same technology as CFLs, but are tube shaped and do not integrate the ballast directly into the lamp. LFLs are most commonly used in commercial and industrial buildings, where large amounts of lighting is needed and electricity costs are a significant concern in lamp purchasing decisions. Halogen lamps are a type of incandescent lamp, but are enclosed in a halogen gas filled capsule, which enables more efficient light generation. Halogen technology has a lifetime of up to 3,000 hours, and, due to their similarity to incandescent lamps, has served as an immediate replacement to incandescent lamps as they have been phased out. However, halogens are expected to face challenges meeting increasingly strict efficiency standards in the medium to long-term, as some models have efficiencies below future thresholds set by various legislative and regulatory bodies. HID lamps produce light by creating an electric arc between tungsten electrodes housed inside a translucent or transparent fused quartz or fused alumina arc tube, which is filled with metal salts and gas to produce a high intensity light using less electricity than incandescent lamps. HID lamps generate more visible light per unit of electric power consumed, which makes it ideal for industrial, warehouse and outdoor lighting applications where high levels of light over large areas are typically required. Combined, these other energy efficient lighting technologies accounted for $45.0 billion in 2011, or 59.3% of the global general lighting market, and is expected to decline to $26.4 billion in 2020, representing 23.0% of the market.

Global Regulations Support Energy Efficient Lighting Adoption

Concerted energy conservation efforts, overburdened electricity grids and an increased drive towards energy efficient lighting have led many governments around the world, including such key markets as the United States, Europe, Japan, China, Mexico and Brazil, to partially restrict or completely ban the sale of certain inefficient lighting technologies, primarily incandescent. Because conventional incandescent lamps use high levels of energy relative to more energy efficient alternatives, much of the regulations have been focused on phasing out conventional incandescent lamps by imposing minimum light efficiency standards above levels that can be achieved by conventional incandescent technology. In December 2007, the U.S. federal government enacted the Energy Independence and Security Act, or EISA, which requires all general purpose lamps to be approximately 30% more energy efficient than conventional incandescent lamps. EISA gradually introduced the regulation by banning 100W incandescent lamps in 2012, 75W lamps in 2013 and 40 to 60W incandescent lamps in 2014. We believe that these government initiatives to phase out the use of inefficient lamps and the global focus on energy efficiency and conservation will help accelerate the adoption of energy efficient lighting products, including our products.

Source: McKinsey & Company: “Lighting the way: Perspectives on the global lighting market—Second Edition” (August 2012).

Our Competitive Strengths

Well-Positioned to Capitalize on Rapidly Growing LED Opportunity. We believe that LED lighting solutions are at an inflection point, having become the fastest growing sector of the general lighting market due to light quality, appealing economics, government regulation, public awareness, and emerging connectivity and control capabilities. Our LED product portfolio is aligned to capitalize on this growth within the retail and C&I channels. In addition, we have developed strong relationships with key customers, including Walmart. We also have secured new LED customers outside of the United States and Canada, including Homebase and Carrefour in EMEA, IRIS and Emart in Asia and Sodimac in Latin America. As a result of these factors, from 2011 to 2013, our LED sales grew at a 208.0% CAGR. LED products are an increasing portion of our revenues, accounting for 4.3% of net sales in 2011 and increasing to 25.0% of net sales in 2013 and 35.9% of net sales for the three months ended March 31, 2014.

Broad Portfolio of Efficient Lighting Products. Our high quality lighting solutions including lamps, indoor and outdoor fixtures and connected lighting products focus solely on the energy efficient lighting market. We have more than 750 LED SKUs and 2,500 CFL SKUs, which in 2013 together accounted for 92.4% of our net sales, as well as complementary lighting solutions that address specific customer needs. Countries around the world are increasingly adopting standards to reduce the use of inefficient lighting technologies. Our portfolio helps our end users meet these standards and reduce energy usage and costs without sacrificing light quality. Our products have received numerous awards, including ENERGY STAR® Partner of the Year awards in 2013 and 2014.

Strong Distribution Network Through Retail and C&I Channels. Our products are sold through thousands of retail outlets and C&I distributors. We have established strong relationships with key retail customers, including The Home Depot, Walmart and Carrefour. In the C&I channel, we have established deep customer relationships and a reputation for high quality products with leading distributors, including HD Supply, Regency, Rexel, CED and Grainger. In recent years, we established a sales force to serve our C&I customers and end users such as Chipotle and Hilton.

Proprietary Technology Leads to High Quality Lighting. Our focus on product development enables us to provide a wide range of advanced lighting products to our customers in a timely fashion. We operate product development facilities in Aurora, Ohio and Shanghai, China where we focus on new technologies, increasing functionality, enhancing quality, improving manufacturing processes and reducing costs. We believe that our rigorous product development and testing processes led to our receipt of ENERGY STAR® Partner of the Year awards in 2013 and 2014, among other awards. We have developed driver technologies for our CFL products, including our patented TruDim® and TruStart™ technologies. We have leveraged these existing technologies for our LED drivers, which has helped us achieve a high standard of efficiency.

Flexible Manufacturing Capabilities. For our LED lamps, we develop our own design specifications and source components from world-class suppliers, such as Nichia, NXP Semiconductors, Texas Instruments and Seoul Semiconductor, which enables us to remain technologically agnostic with the flexibility to react to advancements in LED technology and leverage our suppliers’ R&D. We intend to develop a more automated and advanced manufacturing process for our LED products, in part through the use of the net proceeds of this offering. Unlike many of our competitors, we utilize a vertically integrated, efficient and automated process to manufacture our CFL products at four facilities in China. This allows us to maintain control over product quality, react quickly to our customers’ specifications, achieve faster product introductions and maximize our margins.

Smart Lighting Platform for the Connected World. In the fall of 2013, we launched our internet-based lighting control system called Connected by TCP™, which consists of wireless LED lamps connected to an internet-enabled gateway that can be controlled by a simple, user-friendly interface. This solution provides a user with the ability to control and customize lighting in a home or office from anywhere in the world through an Android or iOS mobile device. We believe lighting control systems will accelerate adoption of LED lighting products by providing dynamic control and functional capabilities to lighting that go beyond the simple turning off and on of light. Furthermore, the Connected by TCP™ gateway has the ability to add other smart devices in a home or office setting, including connectable sensors, smoke detectors, security systems and smart thermostats. Our Connected by TCP™ smart lighting solution received the Envisioneering Innovation and Design Award at the Consumer Electronics Show in 2014.

Experienced Management Team with Deep Lighting Expertise. We have a strong and experienced management team, led by our CEO, Ellis Yan. Ellis Yan founded and developed our company and has been instrumental in growing the business into a leading provider of energy efficient lighting solutions. Our core management team consists of 10 individuals who have an average of seven years of experience in the lighting industry. Members of our senior management have joined us from major lighting companies, such as General Electric and Philips, and from leading lighting retailers, including The Home Depot. We believe that we have a strong team in place to continue to build our global lighting business.

Our Growth Strategies

Our goal is to be the global market leader in energy efficient lighting solutions. Our growth strategies include:

Increase Our Sales of LED Products. Our LED portfolio consists of more than 750 SKUs that address a wide range of general lighting applications. In addition, we have a strong product roadmap to develop new LED products, including fixtures, high voltage lamps and smart lighting products, that we intend to introduce to the market in the near-term. In recent years, we have established a C&I sales force to address catalog and electrical, specialty lighting and utility distributors as well as directly marketing to large hospitality and retail store end users, including Chipotle and Hilton. We believe that these efforts will enable us to benefit from the expanding global market for LED lighting technology. We intend to use the net proceeds from this offering in part to acquire and develop advanced, automated manufacturing equipment to expand our LED manufacturing capacity, which will allow us to decrease our time-to-market and maintain our product technology and quality leadership.

Develop the TCP Brand. Our goal is for our customers and end-users to further associate the TCP brand with high quality lighting solutions that offer industry leading technology. We have built strong brand awareness and customer recognition within the C&I channel. For the retail channel, we currently sell our products primarily under private label, whereby our retail customers then re-sell these products to consumers under their own brand names. Recently, we have begun introducing TCP-branded and co-branded products into our retail channel to increase TCP brand awareness with consumers. To further promote TCP brand awareness, we intend to use a targeted media campaign to leverage directed internet advertising and social media, as well as strategically placed in-store interactive video and displays. We believe that our smart lighting platform for the connected home and office will also increase brand recognition among consumers.

Expand Our Energy Efficient Lighting and Smart Technology Portfolio. We have added numerous LED and connected lamps and fixtures, such as our next generation Elite Series of PAR, BR and A lamps, to our portfolio over the past two years. These solutions offer industry-leading technological advancements, such as a smooth heat sink base. We will continue to use our strong product development capabilities to introduce new categories, increase functionality and efficiency, enhance product design and aesthetics and lower product costs. In 2013, we also introduced our smart lighting solution Connected by TCP™. We continue to advance our home and office connectivity solutions and will introduce a number of new connected products that incorporate technologies that utilize Bluetooth and Zigbee protocols.

Continue Global Expansion. We believe there is a tremendous opportunity to increase our sales outside of the United States and Canada. Our net sales outside of this region have increased from 10.2% in 2011 to 17.6% in 2013. We intend to leverage our strong, established customer relationships in the United States and Canada to expand our sales in these markets. We continue to add new retail and C&I customers, including IRIS in Asia, Carrefour in Europe and Sodimac in Latin America. We continue to open sales offices abroad, most recently in Japan and Germany, to complement our existing offices in China, the United Kingdom, France and Brazil.

Products and Technology

We offer a broad, technologically advanced energy efficient product line to the lighting market. Our primary products include LED and CFL lamps and fixtures. We also offer complementary solutions that utilize other energy efficient lighting technologies to meet our customers’ specific needs. We believe we differentiate ourselves from our competitors by providing the highest-quality, most feature-rich products to meet customer demands.

LED Lamps

We offer a comprehensive line of high quality and efficient LED products that address the majority of lighting applications. For 2011, 2012 and 2013, our LED sales were $11.3 million, $56.6 million and $107.1 million, respectively. The following table represents our main LED lamp offerings:

We design and build our own LED lamps. We manage the full system integration of the key components; LED chips, drivers, heat sinks and optics. Energy efficient products require that each of these components be optimized to produce a high performance lamp.

•

LED Chips—We have cultivated strategic partnerships to provide insight into new chip development that drive innovative and quality designs, as well as rapid product introductions. We can choose among the leading LED suppliers or technologies, which enables us to remain technology agnostic.

•	Drivers—We design drivers, in strategic partnership with major integrated circuit companies, that provide excellent dimming, efficiency and power factors that contribute to our technology leadership.

•

Heat Sinks—Our heat sinks absorb heat emitted from the LED chips and drivers, maximize air flow to improve the efficiency and life of our LED lamps, and provide an aesthetically pleasing lamp that mimics the form of traditional lamps with a smooth appearance.

•	Optics—Our custom-designed optics optimize the lumens and light characterization from our lamps to meet the customer’s product performance specifications.

Once the designs are complete, we test these products in our EPA recognized photometry labs for ENERGY STAR® qualification. We have accredited labs in both US and China facilities. We are committed to the ENERGY STAR® program as it maximizes our sales opportunities due to the many rebates offered for ENERGY STAR® qualified LED products. We have established the largest number of Energy Star® compliant lighting products for LEDs and CFLs combined. We also have an accredited UL lab in which we can validate and ensure the safety of our global products. Our LED products have been recognized for their technology leadership by the following awards:

•	LightFair 2011 for innovation in the PAR lamp subcategory;

•	Top Ten USA 2011 (Institute for Electric Efficiency): Best in Class PAR38 and PAR30; and

•	Top Ten USA 2012 (Institute for Electric Efficiency): Best in Class PAR38, #3 rated PAR30.

Compact Fluorescent Lamps

We provide a wide range of high quality CFL products to our customers, with more than 2,500 SKUs in the market. CFLs have historically represented the largest portion of our business, accounting for 81.7%, 72.6%, and 67.5% of our net sales for 2011, 2012 and 2013, respectively. Our CFLs range from 2 to 68 watts (or approximately 8 to 275 watt equivalent for incandescents) and are designed to meet the requirements of the majority of lighting applications. We have the leading number of ENERGY STAR® compliant CFL lamps. The following is a sample of some of our largest CFL product lines:

We believe our spiral CFL products are among the most technologically advanced in the world and offer the widest range of features of any spiral CFL product line. Some of our key advanced CFL technologies include:

•	Dimmable CFLs—Our TruDim® technology employs our advanced integrated circuit chip control system, allowing our TruDim® products to dim to as low as 3%, without perceptible changes to light quality.

•

Rapid Start Time—We have developed a programmed rapid start ballast technology that we incorporate into our CFL ballast, called TruStart™, enabling our products to achieve full brightness in less than 33% (on average) of the time taken by standard CFLs. This technology also lengthens the lifetime of our lamps by lessening lamp depreciation from on-off cycles and enables our products to be used in applications not typically suitable for CFLs.

•	Minimal Mercury Content—We use amalgam, a solid form mercury substance, which we believe is safer than liquid forms and minimizes the mercury content required.

•	Full Spiral Technology—This technology reduces lamp size by as much as 15% compared to traditional half spiral designs, while providing better overall light output.

•	Lateral Cathode Design—This design increases thermal efficiency of the lamp.

Our CFL technologies are available in the majority of our CFL product lines, including SpringLampsTM, A lamps, globes, and parabolic aluminized reflectors, or PARs. Our CFLs have been honored across the industry with several awards. Our notable awards and achievements include:

•	we were recognized by ENERGY STAR® as Partner of the Year in 2013 and 2014, with substantially all of our CFLs meeting or exceeding ENERGY STAR® requirements;

•	our TruDim® lamps were recognized by the Illuminating Engineering Society for unique and significant advancement in lighting technology; and

•	our TruStart™ lamps were recognized by LightFair 2011 for innovation in the CFL subcategory.

We believe our CFL technology is a differentiating factor in the market and we continue to make improvements and add features to our products to maintain our competitive position.

Connected by TCPTM

We launched our Connected by TCPTM product offering in the fall of 2013 in cooperation with GreenWave Reality®, a leader in connected lifestyle products. Connected by TCP™ is an internet-based lighting system that controls compatible lights and allows users to automate lighting functions from anywhere in the world using a smart device. We believe that consumers will value the convenience and simplicity of controlling light wherever they are, and the ability to dim one or multiple lamps to create the desired lighting effect. We offer a wide range of compatible LED lamps to allow consumers to customize the system to their specific lighting needs. In addition, the Connected by TCPTM platform serves as a launching point for home and office automation applications, such as motion sensors, security systems and thermostats.

Other Products

We also sell LFL, halogen and HID lighting systems that complement our LED and CFL product offering and fill our product portfolio. These complementary product offerings enable us to provide complete lighting solutions in substantially all the major retail and C&I applications to our customers. In the aggregate, these products accounted for 14.0%, 11.7% and 7.6% of our net sales for 2011, 2012 and 2013, respectively.

Customers, Sales and Marketing

We market and sell our products to a diverse customer base in a variety of markets globally. Our two primary customer sales channels are the retail and C&I channels. Our multi-faceted channel strategy utilizes both branded and private label programs to place our products on as many store shelves as possible. We use our direct sales force and distributors to address distinct market opportunities.

From a strategic marketing standpoint, we are developing brand awareness through the engagement of consultants with expertise in retail branding. To increase TCP brand awareness, we intend to use a targeted media campaign to leverage directed internet advertising and social media, as well as strategically placed in-store interactive video and displays. We believe that these efforts, in combination with our growing relationships with national retailers, will allow us to increase the visibility of our TCP-branded products.

The following table provides a breakdown of our net sales by region for the years ended December 31, 2011, 2012 and 2013 and the three months ended March 31, 2013 and 2014:

	Year Ended December 31,						Three Months Ended March 31,
	2011		2012		2013		2013		2014
	(in thousands)
	Amount	As a % of Sales	Amount	As a % of Sales	Amount	As a % of Sales	Amount	As a % of Sales	Amount	As a % of Sales
United States and Canada	$236,948	89.8%	$317,531	88.4%	$353,292	82.4%	$76,012	84.2%	85,271	84.3%
EMEA	—	—%	8,653	2.4%	32,856	7.7%	3,532	3.9%	5,859	5.8%
Asia	24,181	9.2%	22,392	6.2%	21,845	5.1%	7,701	8.5%	6,659	6.6%
Latin America	2,717	1.0%	10,779	3.0%	20,932	4.9%	3,049	3.4%	3,328	3.3%

Total net sales	$263,846	100.0%	$359,355	100.0%	$428,925	100.0%	$90,294	100.0%	101,117	100.0%

•

United States and Canada: The United States and Canada have historically comprised our largest market by sales volume. For 2011, 2012 and 2013, sales into this market represented 89.8%, 88.4% and 82.4% of our net sales, respectively, and 84.2% of our net sales for the three months ended March 31, 2014. We have dedicated sales and marketing teams in both the retail and C&I channels, as we believe these channels represent two very different customer groups and require different strategies to be successful. The following is a summary of our retail and C&I businesses:

•

Retail: The retail lighting channel in the United States and Canada is large and diverse, with products sold through a variety of retail outlets, including home centers, mass merchants, club, grocery, drug and hardware stores. We sell our products primarily under private label, whereby we manufacture and sell our products to retailers, who in turn resell them under their own brand name to end users. For example, we have established a sales relationship with The Home Depot, whereby we are the primary supplier of CFL products sold under its private label. We also sell certain TCP branded products to select mass retailers, including Walmart. Sales of our products to The Home Depot accounted for 34.8%, 28.8% and 31.4% of our net sales in 2011, 2012 and 2013, respectively. Sales of our products to Walmart accounted for 10.3% and 13.0% of our net sales in 2012 and 2013, respectively. For the three months ended March 31, 2014, sales of our products to The Home Depot and Walmart accounted for 18.3% and 26.4% of our net sales, respectively.

In order to continue growing our sales in the retail market, we are focused on expanding our market share at existing accounts by expanding our portfolio of lighting products, including LED lamps. We are also focused on targeting various utility incentive programs that offer discounts on energy efficient lamps. We have partnered with utility companies, including the New York State Energy Research and Development Authority and Pacific Gas & Electric Company in the United States, to develop incentive programs to encourage end-users to adopt energy efficient lighting technology, with the utility incentive programs typically subsidizing the purchase of our energy efficient lighting products.

•

C&I: The C&I lighting channel in the United States and Canada is dominated by electrical distributors, catalog houses and specialty lighting distributors. We sell our products through thousands of C&I distribution outlets, and have established a reputation for high quality products with leading distributors including HD Supply, Regency, Rexel, CED and Grainger. As the C&I channel is highly fragmented, no C&I customer represents more than 10% of our total net sales.

We believe our flexible manufacturing model is a key differentiator for us in the C&I market by allowing us to manufacture products in a timely fashion, tailored to our customers’ specifications. We also believe our broad product portfolio, with thousands of SKUs, provides us with the ability to meet the needs of our diverse C&I customer base. We are using our breadth of products, with a particular focus on LED lamps, to expand our relationships with our key customers. The C&I sales channel is typically project-focused, with customers purchasing smaller volumes of specialized and differentiated lighting products for specific installations and retrofits. Due to the difference in buying volumes, product differentiation and specialization between the retail and C&I channels, we generally obtain higher gross margins for products in our C&I sales channel.

We are focused on expanding our customer base substantially in key geographies such as EMEA, Asia and Latin America, all of which have countries that have passed legislation or proposed legislation to ban the use of inefficient lamps. We have targeted specific countries within each of these regions to serve as beachhead markets based on their addressable market size and our ability to leverage our existing expertise across channels. The following provides a brief overview of our sales and marketing effort in these regions:

•

EMEA: For 2012 and 2013, the EMEA market represented 2.4% and 7.7%, respectively, of our consolidated net sales. We acquired a strategic affiliate in June 2012 to expand our operation and target both the retail and C&I sector given the high degree of similarity these markets share with those in the United States and Canada. In 2013, we secured new business with Carrefour, one of the largest retailers in Europe. We have established sales offices in the United Kingdom, France and Germany, from which we believe we can target the EMEA market.

•

Asia: For 2011, 2012 and 2013, the Asian market represented 9.2%, 6.2% and 5.1%, respectively, of our consolidated net sales. We have sold our products in Asia since 2004 and are expanding our sales and distribution network within Japan, China and South Korea. IRIS in Japan is one of our most significant customers in the region. We recently opened a sales office in Japan to better serve our existing customers and to expand our presence in this market.

•

Latin America: For 2011, 2012 and 2013, the Latin American markets represented 1.0%, 3.0% and 4.9%, respectively, of our consolidated net sales. We have sold our products in Latin America since early 2011 and are targeting the retail market. We have identified and engaged top retailers in Mexico and Brazil and are focused on selling our CFL products. For example, we have already begun selling our CFL products to The Home Depot in Mexico and Golden in Brazil, and we recently have started business with Sodimac, a significant retailer in Latin America. We are also building a network of third-party sales representatives to further expand into countries that offer similarly large markets and complementary market structures.

Product Development

We believe that our continued success in the lighting industry depends on our ability to continually improve our products and develop new products to meet our customers’ requirements. This focus on product development has been a significant contributor to our ability to provide a wide range of advanced products to our customers with rapid speed to market. Our engineering team is focused on introducing new technologies, increasing functionality, enhancing quality, improving manufacturing processes and reducing costs that enable us to provide a wide range of advanced lighting products tailored to our customers’ needs. We operate product development facilities in Aurora, Ohio and Shanghai, China. Two of the labs at our product development facilities are accredited by the National Voluntary Laboratory Accreditation Program and EPA recognized facilities.

To help ensure that we produce high quality products, we employ quality-assurance measures to govern the design and development process. We have established an Advanced Product Quality Planning process to test and analyze the quality of potential prototypes throughout the proof-of-concept, design and development, and validation and product launch stages. Thorough reviews are held between each of the development stages to ensure that every product that reaches the market upholds the high quality standard set by our existing products. Additionally, our continual improvement program incorporates updated customer requirements and satisfaction reviews into our product quality data analysis to confirm the quality received by our customers and to respond to product issues in real time.

In addition to internal product development and R&D, our team also works closely with our suppliers toward the seamless integration of technologies across our products. We believe our investment in product development has been pivotal in defining our leadership in energy efficient lighting technology.

Manufacturing Overview

We operate a vertically integrated business model, under which we develop and manufacture the majority of our CFL products in-house and assemble a substantial majority of our LED products. Our integrated manufacturing model provides a high degree of control over our product quality and lessens our reliance on third-party contract manufacturers. We own four strategically located manufacturing facilities in China. Our locations in China provide substantial benefits in proximity to raw materials and a favorable operating cost environment. The table below provides an overview of our manufacturing facilities:

	Approximate Size	Functions
Yangzhou	875,000 square feet	CFLs, LED lamps, LFLs
Zhenjiang	635,000 square feet	CFLs, LED lamps, LFLs
Huaian	505,000 square feet	CFLs
Shanghai	205,000 square feet	CFLs, LED lamps

We believe our manufacturing operations provide us with a key competitive advantage in the market. We deploy advanced and highly automated manufacturing processes at all of our facilities. In addition, our facilities are integrated, resulting in substantial benefits in efficiency, production management and cost controls.

We are dedicated to implementing the most advanced manufacturing practices for the production of our products and intend to continue investing in new capacity, R&D capabilities and continuous cost-reduction initiatives to support our manufacturing processes.

Distribution and Logistics

Our distribution and logistics network is an important part of our strategy to provide energy efficient lighting in key geographies around the globe. We strategically position distribution facilities within all of our target regions and utilize logistics providers to ensure we can deliver our products to our customers as quickly and cost-effectively as possible. For the year ended December 31, 2013, 74.0% of our retail sales were distributed via direct import, where our products are picked up at the port directly by our customers without the involvement of an authorized agent or distributor. Our C&I customers primarily utilize a combination of drop ship (where we ship the goods directly to the end users), and stock-and-flow (where we ship our products from China to our distribution centers around the world, where they are then directed to end users upon receipt of orders). As we grow our presence in EMEA, Asia and Latin America, we plan to expand our distribution network through a combination of company-owned or leased distribution centers and reputable logistics providers as necessary. We believe our focus on providing our customers high fill rates and on-time delivery is a key to our continued success.

Supply Chain and Suppliers Overview

While we manufacture the vast majority of our products, we also rely on a supply chain of key raw materials and component suppliers to ensure production of high quality, cost-competitive products. Our global supply chain management team is responsible for planning, purchasing, direct sourcing and supplier management across all of our product lines. We track the majority of our suppliers’ delivery performance and regularly evaluate their performance metrics. We strive to procure raw materials and components that offer the best quality and most cost-competitive prices across the industry.

We are not committed to and do not favor a single source for any of our raw materials and supply needs. We have an extensive network of raw material suppliers, ensuring supply redundancy for substantially all of our key raw materials and components. The vast majority of our suppliers are strategically located in Asia, providing our manufacturing facilities optimal access to raw materials and components. Some of our key raw materials and components include:

•

Semiconductor components—We source our key semiconductor components, including transistors, metal–oxide–semiconductor field-effect transistors and diodes used in our CFL and LED products from a variety of suppliers primarily throughout China. We maintain key supplier relationships with leading suppliers and have secured multiple supply redundancies for all of these products from other high quality suppliers.

•

LED chips—We have developed supply relationships with a number of high quality LED chip suppliers, including Nichia, NXP Semiconductors and Seoul Semiconductor, some of the largest producers of LED chips in the world, to ensure we receive optimal pricing for our chips. We will continue to only utilize what we believe to be the highest-quality LED chips in our products, while maintaining supplier diversity.

•	Phosphors—Phosphors are a key raw material in CFL, LFL and LED lamps. We obtain our phosphors from two major suppliers, both of which are located in China.

We continue to evaluate and qualify additional suppliers in an effort to secure high quality, cost competitive raw materials and components.

Quality Assurance and Control

In order to ensure the consistent quality of our products, we apply our quality control procedures at each stage of our manufacturing process, ranging from inspection of raw materials through production and delivery. We ensure that all raw materials, components, and finished products fulfill quality control requirements and standards. The following is a summary of our quality control procedures by stage of the manufacturing process:

•

Raw Materials—All raw materials and supplies are subject to sample inspections upon arrival. In addition, our team makes regular and unannounced visits to raw material suppliers to ensure we have an in-depth understanding of our suppliers’ quality.

•

Semi-Finished Products—We conduct quality control tests at different points during the various production stages of our manufacturing process to ensure that there is no loss of quality anywhere in the production of our products. Our testing methods include visual inspection, key specification and functional checks.

•

Finished Products—Our quality control staff administers tests on finished and packaged products to assess product safety, structural integrity, durability of packaging, conformity with design and color specification and accuracy of printed packaging materials.

We are firmly committed to maintaining high-quality manufacturing and R&D facilities. The majority of our manufacturing plants are certified by the International Organization for Standardization, or ISO, and two of our R&D labs are accredited under ISO/IEC 17025:2005. Our commitment to quality assurance and control throughout every stage of the production of our lamps is a critical underlying component of our ability to deliver the high quality products to our customers in a timely fashion.

Our Competition

The electric lamp market is a highly competitive and rapidly evolving market. As a result of our broad product portfolio, we face global competition from a variety of well-established and emerging lighting companies. We believe that our competitors mainly operate under two distinct business models, with some manufacturing lamps in-house and others purchasing lamps through joint ventures or from original equipment manufacturers, or OEMs, for resale under their own brand. We compete with companies that employ both of these models, including traditional lighting manufacturers and distributors that source and sell finished products. We believe that the key competitive factors in the electric lamp market include:

•	portfolio of products and product quality;

•	price and cost competitiveness;

•	access to distribution channels globally;

•	customer orientation and strong customer relationships; and

•	product development and speed to market.

We compete against a different set of companies in each of the technologies that we produce. In the CFL market, our primary competitors include FEIT Electric, General Electric, Philips, OSRAM and Westinghouse Lighting, in addition to several smaller CFL manufacturers. In our LED product line, we primarily compete with Cree, Philips, General Electric, Lighting Science Group, Samsung, Sharp, OSRAM, Acuity Brands, and Hubbell and several smaller LED lamp providers, many of which are new entrants in the market in the last few years.

Some of our competitors are larger than we are with greater resources to devote to R&D, manufacturing and marketing, as well as greater brand name recognition and channel access. Moreover, if one or more of our competitors or suppliers were to merge or otherwise consolidate with one another, the change in the competitive landscape could materially and adversely affect our customer, channel or supplier relationships, and, as a result, our competitive position. In addition, any loss of a key channel partner, whether to a competitor or otherwise, could materially and adversely affect our competitive position. See “Risk Factors—Risks Related to Our Business—Our industry is highly competitive.” If we are not able to compete effectively, including against larger lighting manufacturers with greater resources, our business, financial condition and results of operations will be adversely affected.

History and Development

In 1986, Ellis Yan began a business marketing lighting products. In 1989, Ellis Yan and his brother, Solomon Yan, began to develop, manufacture and assemble lighting products and the components used in those products in China. In 1993, Ellis Yan and Solomon Yan formed our U.S. operation to market energy efficient lighting products, which were purchased from their Chinese manufacturing operations. Highlights in our development include:

•	in 1993, we began selling CFLs;

•	in the late 1990s, we introduced spiral CFLs;

•	in the early 2000s, we became The Home Depot’s primary supplier of CFLs;

•	in 2007, EISA was enacted in the United States;

•	in 2009, we were awarded our first ENERGY STAR® “Partner of the Year” award;

•

in 2009, we began to develop our LED lamp and high efficiency halogen products and continued to innovate in the CFL product line, with the introduction of our dimmable (TruDim®) and rapid start (TruStartTM) CFLs;

•	in 2010, TCP International Holdings Ltd. was formed under the laws of Switzerland to act as a holding company and to facilitate future financings, corporate planning and this initial public offering;

•	in 2012, we furthered our expansion and growth opportunities by acquiring operations in EMEA and Latin America that were previously our strategic affiliates;

•	in 2009, 2012, 2013, and 2014, we were named an ENERGY STAR® Partner of the Year;

•	in 2013, we introduced Connected by TCPTM;

•	in 2014, we were awarded the Walmart 2013 Responsibility Award and Supplier of the Fourth Quarter FYE 2013; and

•	in 2014, we were awarded the Envisioneering Innovation and Design Award for Connected by TCP™ at the Consumer Electronics Show.

Our Corporate Structure

The corporate structure of our company upon completion of this offering is as shown in the following chart. All subsidiaries in the following chart are wholly owned.

Employees

As of December 31, 2013, we had approximately 7,100 full-time employees, including 6,800 in Asia, 300 in the United States and Canada, 30 in EMEA and 5 in Latin America. Of these employees, approximately 6,200 work in manufacturing; approximately 100 work in engineering and research and development; and approximately 800 work in sales, marketing, finance and other general and administration roles. Our goal is to attract and retain highly qualified technical sales and management personnel. We believe we have good relationships with our employees.

Intellectual Property

We currently endeavor to protect our technology through a combination of patent, copyright, trademark, domain name and trade secret laws, employee and third party non-disclosure agreements, and other contractual restrictions. We generally require our professional employees and technical consultants to execute confidentiality provisions in connection with their employment and consulting relationships with us. We also generally require all professional employees and technical consultants to agree to disclose and assign to us all inventions developed in connection with their services to us. However, there can be no assurance that these provisions will be enforceable or that they will provide us with adequate protection of our intellectual property rights.

We own 17 issued U.S. patents and 11 pending U.S. patent applications. Our U.S. patents are expected to expire between 2016 and 2032. We consider the following U.S. patents to be strategically valuable because they enhance our product offering, particularly our CFL products: Electronic Ballast with Embedded Network Micro-controller (6,388,396), a patent pertaining to smart-lighting that utilizes a microcontroller to control a ballast in response to external commands, which is expected to expire in 2018; Compact Fluorescent Springlamp (7,619,353), a patent used to enable the production of a more compact half-spiral CFL lamp, which is expected to expire in 2026; and Universal Cooling Points for Fluorescent Lamps (7,358,656), a patent used to maintain consistent lumen output in many of our CFL products, which is expected to expire in 2025. Our U.S. portfolio includes three issued patents and 10 patents pending pertaining to our LED technology. Our pending patents involve innovations in LED general lighting and wireless “smart” lighting applications that are primary growth categories for our company. For example, Antenna Arrangements for LED Lamps in a Wireless Network (13/887,369) is a patent pending application that addresses the positioning and orientation of wireless antenna to increase maximum range and efficiency in LED lamps; Omni-directional LED Lamp (13/866,546) outlines a unique assembly method for omni-directional lamp that allows airflow for cooling LEDs; Resonant Damping Circuit for Triac Dimmable Driver (13/473,559) is an innovative driver design that optimizes dimming compatibility; Smooth LED Lamp (13/866,577) is an alternate heat sink design that is smooth in form factor but effective in heat conduction; and Lamp Heat Sink (13/899,034) is a unique heat sink for LED light bulbs that maximizes heat conduction by allowing airflow through heat sink.

We also own one pending Chinese patent application and 25 issued Chinese patents. Our Chinese patents have a duration of either ten or 20 years following the application date. In addition, we hold nine registered U.S. trademarks and seven pending U.S. trademarks.

In 2013, we entered into a settlement agreement with Philips relating to a lawsuit alleging infringement of certain LED lighting-related patents pursuant to which we agreed to make certain scheduled payments to Philips over time in exchange for a license to use certain of Philips’ LED patents until the earlier of their respective expirations or December 31, 2028.

See also “Risk Factors—Risks Related to Our Intellectual Property.”

Legal Proceedings

We are from time to time subject to claims and proceedings arising in the ordinary course of our business. Except as set forth below, we are not currently subject to any claims or proceedings that we reasonably believe could be expected to have a material adverse effect on our business, results of operations or financial condition.

GE Lighting Solutions, LLC

In January 2013, GE Lighting Solutions, LLC (“GE”) filed a lawsuit in the U.S. District Court for the Northern District of Ohio, naming us as a defendant. The litigation alleges that by importing, making, selling, offering to sell, and/or using eleven specific LED lamps, we infringed two GE patents related to the design of the LED lamp heat dissipation apparatus. To date, GE has not specified a monetary claim for damages from us for alleged unpaid royalties related to the use of GE patents. We continue to seek a business resolution to this dispute. Based on negotiations conducted with GE in 2013, we recorded a liability of $1.2 million at December 31, 2013, for the probable resolution of this matter. We believe that it is reasonably possible that the settlement of this matter may exceed the recorded liability as GE has taken a position, during early, informal settlement discussions that could lead to a claim for royalties up to $8.4 million.

Facilities

We maintain a variety of facilities, strategically located throughout the world, as follows:

Location	Function	Approximate Size*	Ownership

Asia
Shanghai, China	Administrative office, warehousing and distribution, research and development, manufacturing of LEDs, CFLs, fixtures and ballasts	205,000 square feet	Own 115,000 square feet; lease 90,000 square feet
Yangzhou, China	Manufacturing	875,000 square feet	Own
Zhenjiang, China	Manufacturing	635,000 square feet	Own
Huaian, China	Manufacturing	505,000 square feet	Own
Nine different offices in China	Regional sales offices		Lease
Tokyo, Japan	Sales office		Lease

EMEA
Cham, Switzerland	Principal executive offices		Operated by a third party
Corby, UK	Sales office		Lease
Kettering, UK	Warehousing and distribution		Operated by a third-party logistics company which we pay for storage and distribution
Barcelona, Spain	Warehousing and distribution		Operated by a third-party logistics company which we pay for storage and distribution
Paris, France	Sales office		Lease
Oldenburg, Germany	Sales office		Lease

United States and Canada
Aurora, Ohio	Administrative office, warehousing and distribution, research and development, assembly	155,000 square feet	Lease
Stockton, California	Warehousing and distribution	265,000 square feet	Lease
Aurora, Ohio	Warehousing	100,000 square feet	Own
Atlanta, Georgia	Sales office		Lease
Bentonville, Arkansas	Sales office		Lease
Mississauga, Ontario, Canada	Warehousing and distribution		Operated by a third-party logistics company which we pay for storage and distribution

Latin America
Sorocaba, Brazil	Sales office		Lease

*	For material manufacturing and warehouse facilities owned or leased by us.

We have not obtained title ownership certificates for certain buildings in China, with an aggregate gross floor area of approximately 665,000 square feet. As to the buildings without title certificates, among which: (i) we have obtained construction approvals and certificates for approximately 215,000 square feet, accounting for approximately 10.0% of the aggregate gross floor area of our properties, and we are not aware of any legal impediments to obtaining the title ownership certificates to such properties; (ii) approximately 30,000 square feet, accounting for approximately 1.6% of the aggregate gross floor area of our properties, are ancillary buildings which do not have a material effect on our operations; and (iii) buildings for which we have not obtained any construction approvals and certificates are approximately 420,000 square feet, accounting for approximately 19.6% of the aggregate gross floor area of our properties. We use these buildings for operations as manufacturing and warehouse facilities.

As to the 215,000 square feet for which we have obtained construction approvals and certificates, we intend to submit the application documents to the Yangzhou city planning bureau and the Lianshui county planning bureau for review. We anticipate that these authorities will approve the application documents and forward them to the real estate administration bureau, which will issue title ownership certificates.

As to the 420,000 square feet for which we have not obtained any construction approvals and certificates, we obtained a confirmation letter from the Zhenjiang Runzhou Industry Bureau, the relevant governmental authority related to those buildings. The confirmation letter states that they will not dismantle the buildings as long as the relevant Chinese subsidiaries are in operation. We made no payment to the Zhenjiang Runzhou Industry Bureau to obtain the confirmation letter. We are not planning to obtain the construction approvals and certificates and title certificates for these buildings. Although these buildings cannot be transferred due to a lack of certificates, our use of them will not be affected as the risk of the buildings being dismantled is low based on the confirmation letter from the Zhenjiang Runzhou Industry Bureau.

Regulation

The following is a summary of the principal laws and regulations that are or may be applicable to companies such as ours in the geographic areas in which we operate and sell our products.

Environmental, Health and Safety

We are subject to various environmental laws and regulations governing, among other things, the use of chemicals, emissions to air, discharges to water, the remediation of contaminated properties and the generation, handling, collection, recycling, use, storage, transportation, treatment and disposal of and exposure to, waste and other materials, as well as laws and regulations relating to occupational health and safety, and the content and manufacturing of our products. These laws and regulations are subject to change, and also vary depending on the jurisdictions in which our products are manufactured, transported, marketed and placed.

In addition, we are subject to regulations that affect the content and manufacturing of our products, including, in addition to China, in markets such as the European Union and other countries or jurisdictions where our products are distributed and sold. Legislation in various jurisdictions, such as the European Union’s Restriction on Hazardous Substances and Waste Electrical and Electronic Equipment Directives and China’s Administrative Measure on Controlling Pollution Caused by EIPs Regulation, continues to evolve affecting, and in some cases restricting, the importation into, and production, sale or disposal within, such jurisdictions of certain electrical equipment, including lamps and lighting equipment, containing certain hazardous materials (such as mercury). Such restrictions could require us to redesign our products or take other measures to ensure compliance with the applicable standards of a given jurisdiction in which our products are manufactured or sold.

Energy Efficiency Legislation

United States and Canada

In December 2007, the U.S. federal government enacted EISA, which effectively phased out incandescent lamps beginning in 2012 due to increased energy efficiency standards. Section 321 of the EISA sets, for the first time, efficiency standards for “general service” lamps that will essentially phase out the most common incandescent lamps by the end of 2014. Incandescent lamps outside of this range are allowed to remain in the market in addition to stated exceptions including 3-way lamps, specialty lamps and lamps with non-standard bases. The initial standards can be met by CFLs, LED lamps and halogen lamps, also known as advanced incandescent lamps, which are being introduced to the market. EISA also directs the Department of Energy, or DOE, to conduct two follow-on rulemakings to assess more stringent standards starting in 2020. If the DOE does not complete this rulemaking, or if the rulemaking does not produce a specified level of energy savings, a second phase of the law will go into effect in 2020 that would require that most lamps be 60% to 70% more efficient than a conventional incandescent lamp. While the long-term efficiency of halogen lamps is unclear, CFLs and LEDs will meet the longer-term targets, along with other advanced lighting technologies. Though EISA became effective January 1, 2012 the U.S. Congress has continuously passed budget bills that prevent the DOE from using its funding to enforce the energy efficient lamp standards.

ENERGY STAR® is a standard of energy efficient consumer products originated in the United States in 1992 by the EPA and DOE. Under the ENERGY STAR® Program for lighting, ENERGY STAR® rating is awarded to only certain lamps that meet strict efficiency, quality and lifetime standards as defined by the EPA and DOE. The ENERGY STAR® Program supports CFL use through consumer education, incentive programs and standards (www.energystar.gov). The EPA has announced that it intends to make its ENERGY STAR® rating standards more rigorous in the second half of 2014.

Canada has enacted legislation similar to EISA that phases out the sale of incandescent lamps on a similar schedule to the United States.

China

China officially banned the import and sale of 100W+ incandescent lamps starting October 1, 2012, 60W+ incandescent lamps starting October 1, 2014 and 15W+ incandescent lamps starting October 1, 2016.

Europe

In 2009, the European Union, or the E.U., adopted regulation that phases out certain inefficient lamp technologies by requiring them to meet specified efficiency thresholds over time. The E.U. mandate phased out all frosted and 100W clear incandescent lamps beginning in September 2009. Phase outs continued with 60W incandescents in 2011 and 40W incandescents in 2012. Further, E.U. regulations will require all lamps to have at least a ‘B’ energy efficiency rating beginning in 2016. In addition, Switzerland phased out most incandescent lamps on a similar schedule to the E.U.

Japan

Japan required Japanese incandescent lamp manufacturers to halt all incandescent lamp production and sales by 2012 on a voluntary basis. In response, Japanese lamp manufacturers have been phasing out production.

Government Incentives and Rebates

Several governments around the world have introduced policies, incentives and rebates to accelerate the adoption of energy efficient lighting. The United States Department of Energy has issued loans and grants to states and municipalities to introduce energy efficient lighting programs. China’s Ministry of Science and Technology has promoted LEDs in China in 21 cities through its 10,000 Lights project, funding the installation of 10,000 street lights with LEDs in each of 21 cities. China has also provided subsidies directly to LED companies, amounting to 10% of their total project costs. Local governments in China have subsidized 70% of the cost for the purchase of any machine that performs a chemical process used in the manufacturing of LEDs. Countries throughout the European Union have set targets for energy efficiency in public buildings, reducing tax rates for energy efficient products and property taxes for energy efficient buildings. Canada has provided rebates and discounts off of the purchase of qualified bulbs and fixtures.

Chinese Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulation on Direct Foreign Investment

In China, companies with foreign ownership could be required to work within a framework which is different from that imposed on local companies. The Chinese government has been opening up opportunities for foreign investment, especially since China’s entry into the World Trade Organization in 2001.

To direct and manage foreign direct investment, or FDI, in China, China published the Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue. The Catalogue was first released in 1995, and the current effective version is the fifth revision of 2011, which became effective on January 1, 2012. The Catalogue divides industries into three categories: encouraged, restricted and prohibited. Any industry which does not fall into the aforesaid three categories, by default, is “permitted.”

The classification under the Catalogue determines whether or not government approval is required and which level of government authority has the jurisdiction over the application for the establishment of a new foreign invested enterprise, or FIE. Decisions regarding changes to existing FIE ownership structure through increasing or transferring equity or through mergers and acquisitions also depend on the Catalogue. Our energy efficient lamp manufacturing business in China falls under the category “encouraged” under the Catalogue.

We are in material compliance with the rules and regulations discussed in this section, to the extent they are applicable to us. For each of our Chinese subsidiaries, we have obtained approval to establish the foreign invested enterprises in China and each Chinese subsidiary has obtained a business license to start and operate its business. In addition, each of our Chinese subsidiaries has passed annual audit by the relevant government agencies. The approval and the business license terms are summarized as follows:

Name of Chinese Subsidiaries	Certificate of Approval for Establishment of Foreign Invested Enterprises (Date of Approval, Duration of Operation)	Business License
Shanghai Qiangling Electronic Co., Ltd	12/20/1995; 30 years	12/26/1995-12/25/2025
Shanghai Tiancanbao Illuminating Electric Trading Co., Ltd	3/5/2008; 30 years	7/20/2004-4/30/2038
Zhenjiang Qiangling Electronic Co., Ltd	12/26/2000; 20 years	12/26/2000-12/25/2020
Zhenjiang Qiangling Illuminate Co., Ltd	11/15/2004; 20 years	11/24/2004-11/23/2024
Yangzhou Qiangling Co., Ltd	6/16/2005; 20 years	6/17/2005-6/16/2025
Yangzhou Tiancan Glass Co., Ltd	5/22/2006; 30 years	5/30/2006-5/29/2036
Huaian Qiangling Lighting Co., Ltd	11/20/2006; 50 years	11/27/2006-11/26/2056

Regulations on FIE Financing

Our Chinese subsidiaries are also subject to the Law on Wholly Foreign Owned Enterprise, or WFOE Law.

Our Chinese subsidiaries’ operations are mainly funded by their Registered Capital and local bank loans. Our Chinese subsidiaries can borrow money from overseas lenders, including their foreign shareholders. However, the maximum amount of foreign debt shall not exceed the difference between Total Investment minus Registered Capital of such Chinese subsidiary.

“Registered Capital” refers to the total capital contribution of the shareholders that is registered with the relevant government agency. “Total Investment” refers to the amount (including Registered Capital and funds borrowed by the company) that is required for the planned project as set forth in the articles of association of the company (the articles of association are similar to bylaws for a U.S. corporation).

Both Registered Capital and Total Investment are subject to regulations and a FIE must maintain a proper ratio between Total Investment and Registered Capital. The general rule is that the lower the amount of Total Investment, the higher the proportion of mandatory minimum Registered Capital contribution of the Total Investment. For FIEs seeking international commercial loans, prior approval is not required. However, the sum of accumulated medium- to long-term external debts and the balance of short-term external debts must not exceed the difference between the Total Investment of the project approved and the Registered Capital of the FIE. The FIE can raise external debts so long as the amount is within the said difference. Should the amount exceed the difference, a new approval of the Total Investment of the project has to be sought from the original approval authority. The Registered Capital and Total Investment as of the date of this prospectus for each of our Chinese subsidiaries are listed below:

Name of Chinese Subsidiary	Registered Capital	Total Investment
	(in thousands)
Shanghai Qiangling Electronic Co., Ltd	$1,150	$1,600
Shanghai Tiancanbao Illuminating Electric Trading Co., Ltd	$1,614	$1,614
Zhenjiang Qiangling Electronic Co., Ltd	$770	$1,100
Zhenjiang Qiangling Illuminate Co., Ltd	$3,000	$5,000
Yangzhou Qiangling Co., Ltd	$29,980	$29,980
Yangzhou Tiancan Glass Co., Ltd	$3,228	$3,228
Huaian Qiangling Lighting Co., Ltd	$13,000	$29,980

As of the date of this prospectus, based on the applicable rules and regulations governing the ratio between the Registered Capital and the Total Investment, each of our Chinese subsidiaries maintains the proper ratio of Total Investment to Registered Capital.

Regulations on Foreign Exchange Registration of Overseas Investment by China Residents

On October 21, 2005, SAFE issued the Notice on Certain Foreign Exchange Matters Concerning Fund Raising by Offshore Special Purpose Vehicle Companies of PRC Residents and Related Round-trip Investment, or Circular No. 75, pursuant to which (i) a China resident must register with the local branch of SAFE before it establishes or controls an overseas special purpose vehicle company, or SPV, for the purpose of overseas equity financing (including convertible debt financing); (ii) when a China resident contributes the assets of, or equity interests in, a domestic enterprise to an SPV, or engages in overseas financing after contributing assets or equity interests to an SPV, such China resident must undergo procedures for amending the foreign exchange registration for overseas investment with the local branch of SAFE to include information concerning the net assets or equity interests owned by the China resident in the SPV and its status of change; and (iii) when the SPV undergoes a material event outside of China, such as increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investment, guarantees of offshore obligations, or other material events that do not involve return investment, the China resident must, within 30 days after the occurrence of such event, register such change with the local branch of SAFE.

In order to encourage the compliance of Circular No. 75, on May 27, 2011, the SAFE issued Operating Instruction on Foreign Exchange Administration for Domestic Residents Engaging in Financing and Round Trip Investment Via Overseas Special Purpose Vehicles, or Circular No. 19. Circular No. 19 came into effect on July 1, 2011.

Regulations on Foreign Currency Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	Foreign Currency Administration Rules (2008), or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of Chinese yuan into foreign currency are submitted to the relevant foreign exchange conversion bank, the yuan will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service related foreign exchange transactions. Conversion of yuan for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local counterpart. Capital investments by Chinese entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

•	the Companies Law (2013);

•	the Wholly Foreign-Owned Enterprise Law (2000); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated profits as determined in accordance with Chinese accounting standards and regulations. In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its Registered Capital. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on Chinese accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Taxation on Offshore Transactions

On December 10, 2009, the Chinese State Administration of Taxation, or SAT, issued the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Gain Derived from Equity Transfer Made by Non-Resident Enterprise, or Circular No. 698, by which the SAT will seek to uncover instances in which it believes taxes should be withheld.

Under SAT Circular No. 698, if a non-resident enterprise transfers the equity interests of a China resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the Chinese competent tax authority of the Chinese resident enterprise the Indirect Transfer. Using a “substance over form” principle, the Chinese tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deterring Chinese tax. As a result, gains derived from such Indirect Transfer may be subject to Chinese withholding tax at a rate of up to 10%. SAT Circular No. 698 also provides that, where a non-Chinese resident enterprise transfers its equity interests in a Chinese resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular No. 698 is retroactively effective as of January 1, 2008. There is uncertainty as to the application of SAT Circular No. 698. SAT Circular No. 698 may be determined by the tax authorities to be applicable to the corporate restructuring transactions where Ellis Yan transferred his interest in the Chinese subsidiaries to TCP HK at cost in 2007 and 2008. Accordingly, there was no “capital gain” consequences for Ellis Yan. However, using a “substance over form” principle, the Chinese tax authority may disregard the existence of TCP HK if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring Chinese tax, and it may make a reasonable adjustment to the transfer price and Ellis Yan may be subject to capital gain tax.

There is uncertainty as to the application of SAT Circular No. 698. For example, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer Chinese tax. SAT Circular No. 698 may be determined by the tax authorities to be applicable to corporate restructuring transactions where Ellis Yan transferred his interest in the Chinese subsidiaries to TCP HK if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and Ellis Yan in such transactions may become at risk of being taxed under SAT Circular No. 698 and we may be required to expend valuable resources to comply with SAT Circular No. 698 or to establish that we should not be taxed under the general anti-avoidance rule of the EIT Law, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Dividends Withholding Tax

Under the EIT Law and its implementing regulations, the dividends paid by the local Chinese companies to their non-tax resident overseas shareholders, or Non-TREs, are subject to a 10% dividend tax unless such overseas shareholder enjoys a lower dividend withholding tax rate under a double tax treaty, or DTAs. On August 21, 2006, Hong Kong and mainland China signed the “Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income,” pursuant to which the dividends paid to a Hong Kong entity enjoys a 5% rate instead of 10%.

On February 22, 2009, the SAT issued Notice of the State Administration of Taxation on Issues Concerning the Implementation of Dividend Clauses of Tax Agreement, or Circular No. 81, addressing the implementation of the withholding tax benefit in respect of dividends under the DTAs concluded between China and other countries/regions.

Circular No. 81 sets out the criteria which the dividend recipient must meet in order to claim the relevant treaty benefits for dividends received from China: (i) the Non-TRE must be a tax resident of the other party to the DTA; (ii) the Non-TRE must be the beneficial owner of the dividend; (iii) the dividend must be a dividend or profit distribution determined in accordance with the relevant laws and regulations of China; and (iv) any other criteria set forth by the SAT.

Circular No. 81 emphasizes that the in-charge tax bureaus have the power to make adjustments to any transaction or arrangement or to deny the treaty benefits if the main purpose of the deal or transaction is to obtain treaty benefits for dividends.

On October 27, 2009, the SAT issued the Notice of the State Administration of Taxation on How to Understand and Determine the “Beneficial Owner” in Tax Treaties, or Circular No. 601, which further clarifies how to determine whether the Non-TRE is the “beneficial owner of the dividends.” Under Circular No. 601, to qualify as the “beneficial owner” of the dividend, an individual or entity shall generally engage in “substantive business activity” which is further referred to as manufacturing, trading and management activity. In addition, existence of the following factors generally indicates that the treaty resident is not a “beneficial owner” of the dividends: (i) the treaty resident is obligated to pay or distribute a portion (for example 60% or more) of all of the income within a prescribed timeframe (for example within 12 months of receiving the income); (ii) the treaty resident does not have or almost does not have any other business activities besides ownership of the assets and rights that generate the income; (iii) where the treaty resident is a corporation, its assets, scale of operations, and employees are relatively few and not commensurate with the amount of the income; (iv) the treaty resident has no or almost no controlling rights or disposal rights on the income or assets or rights that generate the income, and bears no or very little risk; and (v) the other treaty country (region) does not tax or exempt the income, or taxes the income at a very low effective tax rate. On June 29, 2012, the SAT further issued the Announcement of the SAT regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information.

As uncertainties remain regarding the interpretation and implementation of the EIT Law and its implementation rules, Circular No. 81, and Circular No. 601, we cannot assure you that, if any dividends to be distributed by the Chinese subsidiaries to TCP HK would be subject to a 5% dividend withholding tax.

Labor Laws and Employment

The PRC Labor Law, the PRC Labor Contract Law and its implementation rules provide requirements concerning employment contracts between an employer and its employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer would be deemed to have entered into a labor contract without a fixed term with such employee. In addition, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

Occupational Health and Safety

The Standing Committee of the National People’s Congress promulgated the PRC Safe Production Law on June 29, 2002, which sets out the legal framework to achieve and ensure safety in the production and operation activities of enterprises. Under the Safe Production Law, enterprises are required to establish internal safety systems and regulations, set up internal organization or appoint responsible personnel for safety affairs, to provide necessary safe working conditions and to strictly follow the State or industrial standards in relation to safe production. Enterprises which do not satisfy the facilities and conditions required under the laws and the State or industrial standards are not allowed to start or continue their production or operation activities.

Enterprises are also required to set up obvious safety caution signals on those production or operation sites, facilities or equipment where there is a material potential risk for safety and shall further provide protective uniforms and personal care products to the field employees for their personal protection.

The PRC Law on the Prevention and Treatment of Occupational Diseases, which was promulgated on October 27, 2001 and became effective on May 1, 2002, requires that work environment and conditions established or provided by employers meet the occupational health standards and requirements of the State, and that employers shall further adopt and implement measures to ensure employees’ access to occupational health protection. Employers are also required to participate in social insurance for work-related injury in accordance with the law and declare to and be supervised by the relevant health authorities if engaged in harmful projects listed in the Occupational Diseases Catalogue.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the major international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights. We also own one pending Chinese patent application and 25 issued Chinese patents.

Use of Corporate Chops

Under Chinese law, legal documents for corporate transactions, including contracts such as the contracts and leases that our business relies on, are executed using “chops,” instruments that contain either the official seal of the signing entity or the signature of a legal representative whose designation is registered and filed with Chinese Administration of Industry and Commerce, or AIC. Our Chinese subsidiaries generally execute legal documents with chops or seals, rather than the signatures of the designated legal representatives. Each of our Chinese subsidiaries maintains a Company Chop and a Contract Chop, which are held by such subsidiary’s General Manager’s Office Executive Assistant; a Finance Chop, which is held by such subsidiary’s Finance Manager or Vice Manager; and an Invoice/Fapiao Chop, which is held by such subsidiary’s accountant. The Company Chop is used most commonly by each of our Chinese subsidiaries in its daily operations. Any document bearing the Company Chop indicates that the applicable company has authorized or accepted its terms and agreed to be bound by the content of such document. The Contract Chop is used for contract execution purposes, such as for executing commercial sales or purchase contracts, procurement contracts, office leases and other contracts. The Finance Chop is used to open bank accounts, issue checks and, along with the Invoice/Fapiao Chop, to issue invoices. The legal representative of each of our subsidiaries may also utilize a Legal Representative Chop, which is a personal rather than corporate chop frequently used by administrative and finance departments on behalf of such representative for important governmental documents.

MANAGEMENT

Senior Management and Directors

The following table sets forth the names, ages, and position(s) of our directors, executive officers and director nominees:

Name	Age	Position(s)
Ellis Yan	59	Chief Executive Officer, Chairman and Director[1]
Solomon Yan	69	President, Vice-Chairman and Director[2]
Brian Catlett	52	Chief Financial Officer and Treasurer[1]
Timothy Chen	52	Senior Vice President-Research and Development[1]
Jorge Fernandez	37	Senior Vice President-Latin America[1]
Laura Hauser	50	General Counsel and Secretary[1]
Thomas Luecke	53	Senior Vice President-EMEA[3]
Michael Masino	44	Senior Vice President-North America Sales[1]
Huaqing Wang	40	Senior Vice President-Manufacturing and Procurement[2]
Naiqi Zhao	52	Senior Vice President-Information Technology and Logistics[2]
Matthias Belz	46	Director/Managing Officer[4]
Jurgen Borgt	41	Director/Managing Officer[4]
Hugh Pace	62	Director Nominee
Eric Peterson	65	Director Nominee
George Strickler	66	Director Nominee

1	The business address of this director or member of senior management is 325 Campus Drive, Aurora, Ohio 44202.
2	The business address of this director or member of senior management is No. 139 Wangdong Rd (S), Songjiang, Shanghai, PRC 201601.
3	The business address of this director is Unit 1 Exchange Court, Cottingham Road, Corby Northamptonshire, NN18 8HQ United Kingdom.
4	Messrs. Borgt and Belz are expected to resign as directors and be appointed as Managing Officers of TCP prior to the completion of this offering. The business address of this director is Rue de Candolle 17, P.O. Box 604, 1211 Geneva 4, Switzerland. Managing Officers of TCP have signatory powers for the Company and have the authority under Swiss law to act on behalf of the Company under the supervision of the Board.

Ellis Yan has served as our Chief Executive Officer, Chairman and as a director since 2010, and has served as the President and Chief Executive Officer of TCP US since 1993. He holds a bachelor’s degree in Accounting from Cleveland State University and received an Honorary Doctor of Business Administration degree from Cleveland State University. In 1989, Mr. Yan, together with his brother Solomon Yan, began developing, manufacturing and assembling lighting products in China. In 1993, he founded TCP US. From November 2009 until October 2011, he served on the board of directors of GreenField Solar Corp., a company in the solar energy field making high intensity photovoltaic concentrator systems.

Solomon Yan has served as our President, Vice-Chairman and as a director since our founding, and has served as President of TCP’s Chinese subsidiaries since 1995. He holds a bachelor’s degree from East China University of Science and Technology. Mr. Yan has been in the lighting business since 1989 when he and his brother, Ellis Yan, began developing, manufacturing and assembling lighting products and the components used in those products in China.

Brian Catlett has served as our Chief Financial Officer and Treasurer since January 2014 after serving as our Senior Vice President of Global Finance since 2012. For over 20 years, Mr. Catlett has served in various executive capacities including chief financial officer and managing partner of a private equity fund. From 2004 until 2012, Mr. Catlett was a partner in Consumer Innovation Partners, a consumer products private equity fund. Mr. Catlett holds a bachelor’s degree in Business Administration from the University of Iowa.

Timothy Chen has served as our Senior Vice President-Research and Development since 2009. Prior to joining the Company, he worked as Design Manager with GE Lighting from 1999 to 2009. He has over 23 years of experience in lighting and electronic systems. He holds a bachelor’s degree in electrical engineering from Tainjin University and a Masters of Engineering in electrical engineering from Tsinghua University.

Jorge Fernandez has served as our Senior Vice President-Latin America since 2011. Prior to joining the Company, he served in various roles in finance and merchandising at The Home Depot from 2002 to 2011, the last role being Senior Director LED product development. He received a bachelor’s degree in Industrial and Systems Engineering from The Georgia Institute of Technology.

Laura Hauser has served as our General Counsel and Secretary since May 2013. Prior to joining our company, she was a litigation partner at Thompson Hine LLP from 2000 to 2013, representing organizations and businesses in legal matters, arbitration tribunals, and in mediating and resolving legal disputes. She served on the firm’s Ethics and Conflicts Committee. Ms. Hauser holds a bachelor’s degree from The Ohio State University and obtained her Juris Doctorate from The Case Western University School of Law.

Thomas Luecke has served as our Senior Vice President-EMEA since 2013 after serving as a Vice President of European Operations since 2010. Thomas Luecke has more than 17 years of experience in the lighting industry. Prior to joining the Company, he worked at Philips Lighting as Senior Sales Director EMEA from 2003 to 2010. He holds a bachelor’s degree in business from the Frankfurt University.

Michael Masino has served as our Senior Vice President-North American Sales since 2009. He has over 20 years of experience in the electrical industry in various positions of sales and marketing leadership. Prior to joining the Company, he was a Vice President of Sales and Marketing at Gardner Bender from 1998 to 2009. He received a bachelor’s degree in Interdepartmental Communications from Elmhurst College.

Huaqing Wang has served as our Senior Vice President-Manufacturing and Procurement since 2013 after serving as our Deputy General Manager since 2011. Ms. Wang has nearly 20 years of experience in engineering, quality control, and purchasing and production management. Prior to joining the Company, she was General Manager at Zhenjiang Zhongdian Digital Ltd., Co. from 2009 to 2011. She holds a bachelor’s degree in Mechanical Engineering from North China Institute of Technology in China.

Naiqi Zhao has served as our Senior Vice President-Information Technology and Logistics since 2010. He previously served in information technology and supply chain roles with increasing levels of responsibility for the Company since 2003. He holds a bachelor’s degree in Engineering from Shanghai University of Science and Technology.

Matthias Belz became a director of TCP in 2010, in connection with our formation, to provide Swiss representation on our board of directors. He is the Managing Director at TMF Group (previously Equity Trust) in Switzerland, having joined Equity Trust in 2002. Matthias has studied economics at Justus Liebig University, Germany.

Jurgen Borgt became a director of TCP in 2010, in connection with our formation, to provide Swiss representation on our board of directors. He joined TMF Group (previously Equity Trust) in Switzerland in 2008 and is currently the Director of Corporate Services. He has a degree in law from Utrecht University.

Hugh Pace has been nominated to serve as an independent director of our company. He served as Chairman and CEO, Pirelli Tire North America from 2007 to 2010. Prior to joining Pirelli Tire, he served in various roles in sales and marketing at The Goodyear Tire and Rubber Company from 1975 to 2004, including President -Asia Pacific, President and Managing Director-Mexico, and President and Managing Director-Argentina. He holds a bachelor’s degree in Economics from Ohio Wesleyan University and a Master’s of Business Administration from the Thunderbird School of Global Management. We expect Mr. Pace’s extensive international business experience to be of great assistance as we continue our global expansion plans.

Eric Peterson has been nominated to serve as an independent director of our company. He served in various roles in merchandising at The Home Depot from 1991 to 2011, including Senior Vice President of Merchandising, President of New Business, and President, Northwest Division. He holds a bachelor’s degree in Business Administration from Sacramento State University. We expect Mr. Peterson’s extensive experience in the retail market to be of great assistance in our efforts to develop the TCP brand in our retail channel.

George Strickler has been nominated to serve as an independent director upon the completion of this offering. He has served as the Executive Vice President, Chief Financial Officer and Treasurer of Stoneridge, Inc since 2006. Mr. Strickler holds a bachelor’s degree in Accounting from Penn State University and a Master’s of Business Administration from the University of Akron. He is a Certified Public Accountant and will meet the qualifications of an audit committee financial expert.

Board of Directors

Other than the matters reserved for the shareholders’ meeting in accordance with Swiss law, our board of directors is entrusted with our ultimate direction and the supervision of management. Our board of directors has delegated operational management to our executive management unless otherwise required by law, our articles of association or our organizational regulations.

Our articles of association will provide that we have at least three directors but no more than nine directors. All of our directors are elected by the vote of the holders of a majority of the common shares represented at a shareholders’ meeting, and directors may be removed at any time with or without cause by the holders of a majority of the common shares represented at a shareholders’ meeting. All vacancies on our board of directors must be filled by a vote of our shareholders.

Committees of Our Board of Directors

Prior to the consummation of this offering, our board of directors will establish an Audit Committee. The composition, duties and responsibilities of this committee are set forth below. In the future, our board may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee. The Audit Committee will be responsible for, among other matters: recommending to our board the appointment or replacement of our independent registered public accounting firm; compensating, evaluating, and overseeing our independent registered public accounting firm; discussing with our independent registered public accounting firm their independence from management; reviewing with our independent registered public accounting firm the scope, conduct, and results of their audit; approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm; overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC; reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; and establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

We believe that the functioning of our audit committee complies with the applicable requirements of The Nasdaq Global Select Market and SEC rules and regulations. The members of our audit committee will be Hugh Pace, Eric Peterson and George Strickler. George Strickler will be the chair of our audit committee and qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K. Our board of directors will adopt a new written charter for the Audit Committee, which will be available on our corporate website at www.tcpi.com upon the completion of this offering. The information on, or accessible through, our website does not constitute part of this prospectus.

Compensation Committee. Our compensation committee oversees our compensation policies, plans and programs. The compensation committee is responsible for, among other things: reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees; reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer; reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer; evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives; and administering our equity compensations plans for our employees and directors.

We believe that the functioning of our compensation committee complies with the applicable requirements of The Nasdaq Global Select Market and SEC rules and regulations. The members of our compensation committee will be Hugh Pace, Eric Peterson and George Strickler.                      will be the chair of our compensation committee. Our board of directors has considered the independence and other characteristics of each member of our compensation committee. Compensation committee members must satisfy The Nasdaq Global Select Market independence requirements and additional independence criteria set forth under Rule 10C-1 of the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10C-1, our board of directors must consider whether the director has accepted, other than in his capacity as a member of the board, consulting, advisory or other fees from us or whether he or she is an affiliated person of us. Each of the members of our compensation committee qualifies as an independent director pursuant to Nasdaq rules and Rule 10C-1 as well as Section 162(m) of the Code.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things: evaluating and making recommendations regarding the organization and governance of our board of directors and its committees and changes to our certificate of incorporation and bylaws and stockholder communications; assessing the performance of board members and making recommendations regarding committee and chair assignments and composition and the size of our board of directors and its committees; recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors; evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees; reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; reviewing succession planning for our executive officers and evaluating potential successors; and reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

We believe that the functioning of our nominating and corporate governance committee complies with the applicable requirements of The Nasdaq Global Select Market. The members of our nominating and corporate governance committee will be             ,              and             .              will be the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee is independent within the meaning of the independent director guidelines of The NASDAQ Global Select Market.

Executive Compensation

As an emerging growth company under the JOBS Act, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act, which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. The table below sets forth the annual compensation earned during 2013 by our principal executive officer and our next two most highly-compensated executive officers.

The evaluation of the performance and development of our executive officers will be the responsibility of the compensation committee of our Board. In this role, the committee will review individual compensation and performance objectives while ensuring that we have effective and appropriate compensation programs in place. The compensation committee also will consider whether any of our compensation policies and practices create risks to our risk management practices or provide risk-taking incentives to our executives and other employees. As the manager of our executive team, our CEO will assess each executive’s contribution to our corporate goals along with their individual goals and will make recommendations to our compensation committee regarding the executive officers’ compensation. The committee will meet to review these recommendations as well as complete an evaluation of the CEO’s similar contributions and make a determination related to the compensation of all executives, including the CEO.

Our compensation philosophy is to provide a competitive compensation package that will:

•	fairly compensate our executive officers;

•	attract and retain qualified executive officers who are able to contribute to the long-term success of our company;

•	align our executives’ long-term interests with those of our shareholders.

We view the quality of our executive officers as critical to our long-term value. The compensation of our executive officers is, to a large degree, based upon achieving revenue and earnings targets, along with personal performance objectives and is designed to reward outstanding performance. The committee will also review our compensation policies and practices for other employees and determine whether any risks arise from such policies and practices, including risk-taking incentives created from such policies and practices that would likely have a material adverse effect on the company.

Our compensation committee will be authorized to engage the services of outside consultants and advisors with respect to executive compensation. We expect the compensation committee to manage our executive officer compensation programs on a flexible basis that allow it to respond to market and business developments by allocating compensation between long-term and current compensation or between cash and non-cash compensation. While the company considers the overall mix of compensation components in its review of compensation matters, it has not adopted formal or informal policies or guidelines. We expect our mix of compensation components to be primarily composed of:

Component	Objective
Base Salary	Attract and retain executives

Annual Cash Incentive Bonus	Incentivize short-term performance

Equity compensation	Align executive compensation with the long-term success of the Company and shareholder’s interest

Other Benefits	Attract and retain executives and facilitate the performance of their job functions

Protect executive officers against adverse personal consequences that could result from acting in the best interests of our shareholders if a change in control of the Company were to occur

Summary Compensation Table

Name and Principal Position	Year	Salary (1)	Bonus (2)	All Other Compensation (3)	Total
Ellis Yan Chief Executive Officer and Chairman	2013	$701,632	$294,662	$188,672	$1,184,966

Thomas Luecke Senior Vice President-EMEA	2013	314,427	156,320	108,230	578,977

Solomon Yan President and Vice-Chairman	2013	386,774	65,347	—	452,121

(1)	Thomas Luecke and Solomon Yan receive their salary compensation in British pound sterling and Chinese yuan, respectively. The amounts above have been converted into U.S. dollars using the average exchange rates for such period of £ / $ of 1.5632 and ¥ / $ of 0.1612.
(2)	The amounts reflect the discretionary bonus paid for performance, as discussed further below under “Annual Bonus.” Thomas Luecke and Solomon Yan receive their bonus compensation in British pound sterling and Chinese yuan, respectively. The amounts above have been converted into U.S. dollars using the average exchange rates for such period of £ / $ of 1.5632 and ¥ / $ of 0.1612.
(3)	The following table provides information related to the compensation reported in the All Other Compensation column.

	Defined Contribution Plans (4)	Life Insurance Premiums (4)	Automobile Allowance (4)	Financial Planning Services (4)	Total
Ellis Yan	$4,115	$94,601	$9,600	$80,356	$188,672
Thomas Luecke	78,160	11,311	18,759	—	108,230

(4)	The amounts of All Other Compensation are discussed further below under “Other Perquisites and Personal Benefits.”

Employment Agreements

Ellis Yan entered into an employment agreement with our subsidiary, Technical Consumer Products, Inc., effective as of July 1, 2012 for a term of three years with automatic one year renewals unless the agreement is terminated by either party. Under his employment agreement, he is paid a minimum annual base salary of $685,000 and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year by the board of directors. He is also eligible for equity-based awards. In addition, Mr. Yan is provided with life insurance coverage, an automobile, an allowance for personal financial planning and tax preparation, and on-call services of a personal physician. If his employment agreement is not renewed by us or if he is terminated without cause or if he terminates his employment for good reason, he is entitled to severance comprised of continuing salary for three years and any earned but unpaid bonus up to the effective date of termination. In addition, Mr. Yan is entitled to either continuation of medical, dental and other health benefit plans or reimbursement of premiums for similar coverage and payment of any unused vacation. In the event of a change of control in which Mr. Yan is not offered the same or comparable position in the surviving company, any stock options held by Mr. Yan will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Thomas Luecke entered into an employment agreement with our subsidiary, Technical Consumer Products Limited, effective as of January 3, 2013, for a term of three years, unless it is terminated earlier. Under his employment agreement, he is paid a minimum annual base salary of £200,000 (approximately $314,000) and is eligible for an incentive bonus upon the achievement of certain management objectives set out each year. He is also eligible for equity-based awards. If his employment agreement is not renewed by us or if he is terminated without cause or if he terminates his employment for good reason, he is entitled to severance comprised of continuing salary for eighteen months and any earned but unpaid bonus up until the date of termination. In addition, Mr. Luecke is entitled to payment of any accrued or unused vacation. Mr. Luecke is entitled to either continuation of medical, dental and other health benefit plans or reimbursement of premiums for similar coverage and payment of any unused vacation. In the event of a change of control in which Mr. Luecke is not offered the same or a comparable position in the surviving company, any stock options held by Mr. Luecke will accelerate and become vested and exercisable immediately, in addition to the severance benefits described immediately above.

Solomon Yan entered into an employment agreement with our subsidiary, Shanghai Qiangling Electronic Co., Ltd., effective as of September 1, 2010, for a term of six years unless the agreement is terminated by either party. Under his employment agreement, he is paid a minimum annual base salary of ¥1,920,000 (approximately $310,000).

We expect to enter into revised employment agreements with our named executive officers to comply with Swiss law.

Annual Bonus

We seek to motivate and reward our executives for achievements relative to our corporate goals and expectations for each fiscal year. Each named executive officer has the opportunity to earn an annual discretionary bonus. Our executives’ bonuses have historically been influenced by a number of corporate objectives, taken together. Some of the objectives considered by our Chief Executive Officer in determining the amount of discretionary bonus to be awarded to each executive officer are:

•	overall corporate performance;

•	the nature and scope of the officer’s responsibilities; and

•	the individual’s performance.

Other Perquisites and Personal Benefits

We provide the following perquisites to our executive officers:

•

Defined contribution plans: offered to our executive officers to facilitate their retirement planning in a tax advantageous manner. Ellis Yan participates in a defined contribution employee retirement plan intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code offered for the benefit of all our U.S. employees. As stipulated in his employment agreement, Thomas Luecke receives contributions to his self-invested individual retirement account, which is a tax advantageous savings vehicle.

•	Automobile allowance: offered to our executive officers to facilitate the performance of their job functions that requires frequent travel.

•	Life insurance premiums: offered to our executive officers to facilitate their retirement planning.

•

Financial planning services: offered to help the named executive officers maintain their focus on the Company by minimizing the time they need to spend on financial planning and tax return preparation.

•	Physician services: offered to executive officers to help ensure their health and to facilitate early detection of any medical issues.

Pension Benefits

Our executive officers did not participate in, or otherwise receive any benefits under, any pension plan sponsored by us during 2013.

Nonqualified Deferred Compensation

Our executive officers did not participate in, or otherwise receive any benefits under, any nonqualified deferred compensation plan sponsored by us during 2013.

Potential Payments Upon Termination of Employment or Upon Change in Control

See “—Employment Agreements” above.

2014 Stock Incentive Plan

Our board of directors and shareholders expect to adopt and approve our 2014 Stock Incentive Plan, or the 2014 Plan, which will become effective immediately prior to the date the registration statement of which this prospectus forms a part becomes effective. The purpose of our 2014 Plan is to enable us to grant equity-based incentive awards intended to attract, motivate and retain qualified employees, directors and other eligible service providers, and to align their financial interests with those of our shareholders. No awards have been granted to our executive officers under this plan, or any other equity compensation plan. Following is a brief summary of the material terms of our 2014 Plan, which is subject to the actual terms of the 2014 Plan.

Eligibility for Participation. Our 2014 Plan permits the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our and any of our subsidiaries’ employees, and the grant of non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, other forms of equity-based awards and cash-based incentive awards to our and any of our affiliates’ (or, if necessary to avoid the imposition of additional taxes under Section 409A of the Code, our subsidiaries’) employees, directors, consultants and independent contractors.

Authorized Shares. We have reserved              common shares for issuance under the 2014 Plan. If any common shares subject to an award under the 2014 Plan are forfeited, cancelled, exchanged or surrendered or if an award otherwise terminates or expires without a distribution of shares to the applicable participant, the shares with respect to such award will, to the extent of any such forfeiture, cancellation, exchange, surrender, termination or expiration, again be available for awards under the 2014 Plan. When Section 162(m) of the Code becomes applicable to us, the maximum aggregate number of common shares subject to awards that may be granted during any fiscal year to any individual will be              shares.

Administration. In general, our 2014 Plan will be administered by the compensation committee of our board of directors. Subject to the discretion of the board, in the case of awards intended to qualify for the “performance-based compensation” exemption from Section 162(m) of the Code, the committee will consist of at least two “outside directors” within the meaning of Section 162(m) of the Code. Subject to the terms of our 2014 Plan, the committee (or its designee) may select, from those eligible participants, the persons who will receive awards, the types of awards to be granted, the purchase price (if any) to be paid for shares covered by the awards, and the vesting (including acceleration of vesting), forfeiture and other terms and conditions of the awards, and will have the authority to make all other determinations necessary or advisable for the administration of the plan. The compensation committee will also have the ability to construe and interpret the terms and provisions of the 2014 Plan (and any award agreement relating thereto).

Stock Options. We may issue non-qualified stock options and ISOs under the 2014 Plan. The terms and conditions of any options granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. The exercise price of any option granted under our 2014 Plan must be at least equal to the fair market value of the common shares on the date the option is granted (110% of fair market value in the case of ISOs granted to ten percent stockholders). The maximum term of an option granted under our 2014 Plan is 10 years. Subject to the terms of the 2014 Plan, the compensation committee will determine the vesting and other terms and conditions of options granted under our 2014 Plan and the compensation committee will have the authority to accelerate the vesting of any option in its sole discretion. Unless the applicable option award agreement provides otherwise, in the event of an optionee’s termination of employment or service for any reason other than for cause, disability or death, such optionee’s options (to the extent exercisable at the time of such termination) generally will remain exercisable until 90 days after such termination and then expire. Unless the applicable option agreement provides otherwise, in the event of an optionee’s termination of employment or service due to disability or death, such optionee’s options (to the extent exercisable at the time of such termination) generally will remain exercisable until one year after such termination and will then expire, and options that were not exercisable on the date of termination for any reason other than for cause generally will expire at the close of business on the date of such termination. In the event of an optionee’s termination of employment or service for cause, such optionee’s outstanding options will expire at the commencement of business on the date of such termination. In no event, however, may an option be exercised after the expiration of its term.

Stock Appreciation Rights. The terms and conditions of any stock appreciation rights (“SARs”) granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. A SAR allows the recipient to receive payment, in cash and/or common shares, in an amount equal to the appreciation in the fair market value of our common shares between the date the stock appreciation right is granted and the date it is exercised. SARs may be granted under the 2014 Plan either alone or in conjunction with all or part of any option granted under the 2014 Plan. A free-standing SAR granted under the Plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over a specified price fixed by the compensation committee (which shall be no less than fair market value at the date of grant). A SAR granted in conjunction with all or part of an option under the 2014 Plan entitles its holder to receive, at the time of exercise of the SAR and surrender of such all or part of the related option, an amount per share equal to the excess of the fair market value (at the date of exercise) of a common share over the exercise price of the related option. In the event of a participant’s termination of employment or service, free-standing SARs will be exercisable at such times and subject to such terms and conditions determined by the compensation committee on or after the date of grant, while SARs granted in conjunction with all or part of an option will be exercisable at such times and subject to terms and conditions applicable to the related option. The maximum term of a SAR granted under our 2014 Plan is ten years.

Restricted Stock. The terms and conditions of any restricted stock awards granted to a participant will be set forth in an award agreement and, subject to the provisions in the 2014 Plan, will be determined by the compensation committee. Under a restricted stock award, we issue common shares to the recipient of the award, subject to vesting conditions and transfer restrictions that lapse over time or upon achievement of performance conditions. The compensation committee will determine the vesting schedule and performance objectives, if any, applicable to each restricted stock award. Subject to the provisions of the 2014 Plan and the applicable award agreement, the compensation committee has the sole discretion to provide for the lapse of restrictions in installments or the acceleration or waiver of restrictions (in whole or part) under certain circumstances included, without limitation, the attainment of certain performance goals, a participant’s termination of employment or service or a participant’s death or disability. Generally, if the recipient of a restricted stock award terminates employment or service, any unvested shares will be forfeited to or repurchased by us.

Performance Units/Performance Shares. Performance units and performance shares are awards that are payable in cash or common shares upon the achievement of specific performance goals established in advance by our compensation committee. A performance share is an award that has an initial value equal to one common share. A performance unit is an award that has an initial value equal to a specified dollar amount. The value of a performance share or performance unit at the end of the applicable performance period will depend on whether and the extent to which the specified performance goals are achieved.

Stock Bonus Awards. The compensation committee may grant stock bonus awards, which are awards of fully vested commons shares under the 2014 Plan.

Other Share-Based and Cash-Based Awards. The compensation committee may make other forms of equity-based awards under our 2014 Plan, including, for example, restricted stock units, deferred shares, and dividend equivalent awards. In addition, the 2014 Plan authorizes the compensation committee to make annual and other cash incentive awards based on achieving performance goals that are pre-established by the compensation committee. No more than $         may be awarded as a cash incentive award to any participant for any calendar year.

Performance Goals. The compensation committee may grant awards of restricted stock, performance units, performance shares and other stock-based awards that are intended to qualify as “performance-based compensation” for purposes of Section 162(m) of the Code. These awards may be granted, vest and be paid based on attainment of specified performance goals established by the committee. Any one or more of the following performance factors may be used by the compensation committee in establishing performance goals for awards intended to qualify as “performance-based compensation”: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) pre- or after-tax income (before or after allocation of corporate overhead and bonus); (d) operating income (before or after taxes); (e), net sales or net sales growth; (f) gross profit or gross profit growth; (g) net operating profit (before or after taxes); (h) earnings, including earnings before or after taxes, interest, depreciation and/or amortization; (i) return measures (including, but not limited to, return on assets, net assets, capital, total capital, tangible capital, invested capital, equity, sales, or total stockholder return); (j) cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on capital, cash flow return on investment, and cash flow per share (before or after dividends); (k) margins, gross or operating margins, or cash margins; (l) share price (including, but not limited to, growth measures and total stockholder return); (m) expense or cost targets; (n) objective measures of customer satisfaction; (o) customer conversion (p) working capital targets; (q) measures of economic value added, or economic value-added models or equivalent metrics; (r) inventory control; (s) debt targets; (t) stockholder equity; (u) implementation, completion or attainment of measurable objectives with respect to business development, acquisitions and divestitures, and recruiting and maintaining personnel or (v) other objective criteria determined by the compensation committee.

To the extent permitted by law, the compensation committee may also exclude the impact of an event or occurrence which the compensation committee determines should be appropriately excluded, such as (1) restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges; (2) an event either not directly related to our operations or not within the reasonable control of management; or (3) a change in tax law or accounting standards required by generally accepted accounting principles.

Performance goals may also be based on an individual participant’s performance goals, as determined by the compensation committee.

In addition, all performance goals may be based upon the attainment of specified levels of our performance, or the performance of a subsidiary, division or other operational unit, under one or more of the measures described above relative to the performance of other corporations. The compensation committee may designate additional business criteria on which the performance goals may be based or adjust, modify or amend those criteria.

Award Agreements. Awards granted under the 2014 Plan will be evidenced by award agreements, which need not be identical, that provide additional terms, conditions, restrictions or limitations covering the grant of the award, including, without limitation, additional terms providing for the acceleration of exercisability or vesting of awards in the event of a change in control or conditions regarding the participant’s employment, as determined by the compensation committee in accordance with the 2014 Plan.

Transferability of Awards. In general, awards made under the 2014 Plan may not be transferred or assigned, except as may be permitted by our compensation committee. An option or stock appreciation right granted under our 2014 Plan may be exercised only by the recipient during his or her lifetime.

Capital Changes. In the event of certain changes in our capitalization, such as a reorganization, stock split, merger or similar change in our corporate structure or the number of outstanding common shares, our compensation committee will make appropriate adjustments to the aggregate and individual share limits and to the number, class and/or exercise price under outstanding awards in order to prevent undue diminution or enlargement of the benefits or potential benefits available under our 2014 Plan. The compensation committee may also provide, in its sole discretion, for the cancellation of any outstanding award in exchange for a payment in cash or other property having an aggregate fair market value of the common shares covered by such award, reduced by the aggregate exercise price or purchase price thereof, if any.

Change in Control. Unless otherwise determined by the compensation committee and evidenced in an award agreement (or unless as otherwise provided in an employment, severance or change in control agreement), in the event that a “change in control” (as defined in the 2014 Plan) occurs and a participant’s employment is terminated without “cause” (as defined in the 2014 Plan) on or after the effective date of the change in control but prior to 12 months following the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable, and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under the 2014 Plan will lapse and such unvested awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved. The completion of this offering will not be a change of control under the 2014 Plan.

Amendment and Termination. The board of directors has the authority to amend or terminate the 2014 Plan, provided such action does not adversely affect then outstanding awards. Amendments to the 2014 Plan will be subject to stockholder approval if such approval is necessary in order to satisfy applicable legal or stock exchange listing requirements. Unless sooner terminated, the 2014 Plan will automatically terminate after 10 years.

Prior to the completion of this offering, we intend to issue equity compensation awards under the 2014 Plan that may result in the issuance of             shares of our common stock. We intend to file with the SEC a registration statement on Form S-8 covering the common shares issuable under the 2014 Plan.

Compensation for Independent Members of our Board of Directors

We have not made any payments to any of our independent directors to date. Prior to the consummation of this offering, we intend to agree to pay the following types of compensation to each of our non-employee directors for their services as members of our board of directors:

•	$50,000 as an annual cash retainer;

•	$25,000 as an annual equity-based compensation grant; and

•	$5,000 as an additional annual cash retainer for serving as a committee chair.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a Code of Business Conduct and Ethics applicable to all of our directors and senior management. A copy of this Code will be available on our corporate website at www.tcpi.com. We expect that any amendments to this Code, or any waivers of its requirements, will be disclosed on our website. The information on, or accessible through, our website does not constitute part of this prospectus.

Transactions with Members of our Board of Directors or our Senior Management

Except as disclosed herein, there are no interests of any member of our board of directors or senior management in transactions effected by us. Prior to the consummation of this offering, we will enter into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their duties as a director subject to customary exclusions for breaches of fiduciary duties and Swiss law. We may also enter into similar arrangements with our senior management. Insofar as indemnification for liabilities arising under the Securities Act may be permitted, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares as of April 8, 2014 and as adjusted to reflect the sale of our common shares in this offering by:

•	each person or group of affiliated persons that we know beneficially owns more than 5% of our outstanding common shares;

•	each of our members of senior management;

•	each of our directors; and

•	all of our directors and senior management as a group.

Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Common shares that are subject to warrants or stock options that are presently exercisable or exercisable within 60 days of May 20, 2014 are deemed to be outstanding and beneficially owned by the person holding the warrants or stock options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. Percentage ownership is based on 205,534,300 common shares outstanding on May 20, 2014 and on common shares outstanding following the closing of this offering, excluding and including the underwriters’ option to purchase additional shares.

Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power over our common shares shown as beneficially owned by it. Those shareholders that own 5% or more of our outstanding common shares do not have different voting rights from our other shareholders.

Common Shares Beneficially Owned After the Offering
Name	Common Shares Beneficially owned Prior to the Offering		Excluding Option to Purchase Additional Shares		Including Option to Purchase Additional Shares
	Number	Percent	Number	Percent	Number	Percent
Non-Management Shareholders:
Lillian Yan Irrevocable Stock Trust[1]	22,496,075	10.9%
Senior Management and Directors:
Ellis Yan[2]	115,211,906	56.1%
Solomon Yan[3]	67,826,319	33.0%
Brian Catlett	—	—
Timothy Chen	—	—
Jorge Fernandez	—	—
Laura Hauser	—	—
Thomas Luecke	—	—
Michael Masino	—	—
Huaqing Wang	—	—
Naiqi Zhao	—	—
Matthias Belz	—	—
Jurgen Borgt	—	—
Hugh Pace[4]	—	—
Eric Peterson[4]	—	—
George Strickler[4]	—	—
All directors, director nominees and senior management as a group (15 members)	183,038,228	89.1%

[1]

Lillian Yan is the beneficiary of the trust and is the daughter of Ellis Yan. The trustees of the trust are Valarie Campbell and Ira Kaplan. The trust’s address is c/o Ira Kaplan, 200 Public Square, Ste. 2300, Cleveland, Ohio 44114.

[2]	Ellis Yan’s address is 325 Campus Drive, Aurora, Ohio 44201.
[3]	Solomon Yan’s address is No. 139 Wangdong Rd (S), Songjiang, Shanghai, PRC 201601.
[4]	Director nominee.

As of the date of this prospectus, 137,707,981 of our outstanding common shares are held by two record holders in the United States, representing 67.0% of our total outstanding shares.

Shareholders Agreement

Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust are parties to a Shareholders Agreement dated as of March 21, 2012, which sets forth certain significant provisions that will survive the consummation of this offering relating to, among other things, our board of directors and transfer restrictions.

Board of Directors. The Shareholders Agreement provides that, as long as the parties to the Shareholders Agreement own a majority of the outstanding common shares, each of the parties will vote his or its common shares and take all other necessary actions to cause our board of directors to include (i) Ellis Yan (or his designee), as long as he owns one common share, (ii) Solomon Yan (or his designee), as long as he owns one common share, and (iii) such other nominees as designated by Ellis Yan. This voting obligation generally requires a vote against the removal of any director referred to above and a vote for filling any vacancy created by resignation, removal or death of a director with an individual designated by the shareholder.

Transfer Restrictions. The Shareholders Agreement places certain restrictions on the transfer of the common shares held by the parties to that agreement. With certain limited exceptions, those parties cannot transfer the common shares they hold without first offering those common shares to the other parties.

Stock Purchase Agreement

On May 19, 2014, Ellis Yan and Solomon Yan (Zhaoling Yan) entered into an amended and restated Stock Purchase Agreement. Under the Stock Purchase Agreement, Solomon Yan agreed to transfer 23,026,211 of our common shares to Ellis Yan for $1.5 million, such that Ellis Yan and Solomon Yan will hold 56.1% and 33.0%, respectively, of our common shares outstanding before giving effect to this offering, or     % and     %, respectively, of our common shares outstanding after giving effect to this offering (or     % and     %, respectively, assuming exercise in full of the underwriters’ option to purchase additional shares). The consummation of the transfer of common shares contemplated by the Stock Purchase Agreement is expected to occur in the second quarter of 2014.

RELATED PARTY TRANSACTIONS

Transactions with Our Directors and Principal Officers

Loans to and from Shareholders; Shareholder Guarantee. During 2013 and the first quarter of 2014, a non-interest bearing loan of $1.9 million due to us from TCP Campus was outstanding. See “—Transactions with Entities That Have Historically Been Treated as VIEs—TCP Campus.”

In December 2013, our Asian subsidiaries agreed to extinguish all outstanding balances under non-interest bearing loans due to them from Ellis Yan and Solomon Yan. The aggregate amount owed to those subsidiaries was $46.7 million on the date of extinguishment. As these Asian loans historically were recorded as a reduction to equity in the consolidated balance sheets, the forgiveness was recorded as a direct charge to equity in the fourth quarter of 2013.

Historically, our shareholders made non-interest bearing loans to finance ongoing capital needs of certain of our Chinese subsidiaries. In the fourth quarter of 2013, the Chinese subsidiaries repaid all outstanding balances under non-interest bearing loans due to Solomon Yan, financed by $30.2 million of short-term bank loans that have been guaranteed by Solomon Yan through October and November 2014. We have obtained a letter from Solomon Yan confirming that he will continue to guarantee these short term loans, as necessary, through December 31, 2014. We expect that a portion of the proceeds from this offering will be used to repay these short-term loans guaranteed by Solomon Yan.

No such loans to or from our directors and executive officers or their relatives will be made in the future.

Leases from SFX and Solomon Yan. Solomon Yan’s wife owns Shanghai Fengxin Energy-Saving Eco-Friendly Technology Limited, or SFX, which leases warehouse and office space to Shanghai Qiangling Electronic Co., Ltd., or SQL, one of our Chinese subsidiaries. SQL also leases apartments for employee housing from Solomon Yan. There are four such leases which began on January 1, 2014 and extend for three or four years. The maximum rent SQL pays per year is approximately ¥2.4 million (approximately $0.4 million).

Sale of Building. In December 2013, we sold a building owned by one of our Chinese subsidiaries to an entity owned and controlled by Solomon Yan for $0.7 million.

Transactions with Entities That Have Historically Been Treated as VIEs

ZFX. Solomon Yan’s wife owns 100% of the stock of Zhenjiang Fengxin Electronic Co. Ltd., or ZFX, which through 2011 had assembled inventory for our Asian operations. All of the revenues and income of ZFX had been derived from transactions with us. We were deemed to have controlled the activities of ZFX and we were its primary beneficiary; the results of ZFX were consolidated with our results and all transactions between us and ZFX were eliminated in consolidation. In 2013, the shareholder of ZFX formally dissolved the entity, resulting in income to ZFX from the forgiveness of intercompany and third party liabilities, pursuant to which we realized a net gain of $0.3 million.

TCP Campus. TCP Campus was formed in 2005 to purchase, construct and own the warehouse and office space in Aurora, Ohio that is currently utilized by and recorded as a capital asset of TCP US. TCP Campus is wholly owned by the CEO and his family. TCP Campus’s initial funding included a non-interest bearing loan for $3.3 million from TCP US and a nominal equity contribution by the equity owner. As of March 31, 2014, the loan amount outstanding to us from TCP Campus was $1.8 million. TCP US entered into a net lease with TCP Campus on June 16, 2006, which was amended on April 12, 2007. We expect to enter into an agreement with TCP Campus in 2014 whereby we will acquire the warehouse and office building currently leased from TCP Campus, terminate the related lease agreement, eliminate the associated financing liability, and assume the related mortgage of approximately $5.6 million. In exchange, we will transfer the warehouse we own in Aurora to TCP Campus. In contemplation of this transaction, we forgave the loan outstanding from TCP Campus in May 2014. The annual mortgage payments on the assumed TCP Campus facility are $0.5 million through May 2017, with interest at 5.97% and a lump sum payment of $5.1 million due in May 2017.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital is a summary. This summary is not complete and is subject to the complete text of our amended and restated articles of association and our amended and restated organizational regulations, which will be adopted prior to the consummation of this offering and forms of which will be filed on exhibits 3.1 and 3.2, respectively, to the registration statement of which this prospectus forms a part. We encourage you to read those documents carefully.

Description of Share Capital

Issued Share Capital. As of March 31, 2014, we had issued and outstanding fully paid-in share capital of CHF 20,553,430 and 205,534,300 common shares outstanding. After the completion of this offering, we will have an issued and outstanding share capital of CHF             , consisting of             common shares, par value CHF 0.10 per share.

Set out below is information concerning our shares and a brief summary of some of the significant provisions of our articles of association and organizational regulations, which are included as exhibits to the registration statement of which this prospectus forms a part, and the Swiss Code of Obligations, or the Swiss Code. This description does not purport to be complete and is qualified by reference to our articles of association, our organizational regulations and the Swiss Code.

Preemptive Rights and Advance Subscription Rights

Under the Swiss Code, the prior approval of a meeting of shareholders is generally required to authorize, for later issuance, the issuance of shares, or rights to subscribe for, or convert into, shares (which rights may be connected to debt instruments or other obligations), subject to the limitations set forth below under “—Authorized Share Capital” and “—Conditional Share Capital.” In addition, existing shareholders will have preemptive rights and advance subscription rights in relation to such shares or rights in proportion to the respective par values of their holdings. The shareholders may, with the affirmative vote of shareholders holding two-thirds of the voting rights and a majority of the par value of the shares represented at a meeting, withdraw or limit the preemptive rights and advance subscription rights for valid reasons (such as a merger or an acquisition). The increase in the share capital is first approved at a meeting of shareholders. The board of directors then has three months to perform all necessary steps to have the shares issued, including sending a notice to all shareholders setting forth the terms on which they can buy shares, within the limits set out in the shareholders’ resolution. The shareholders must be given a reasonable period of time to exercise the rights.

If the meeting of shareholders has approved the creation of authorized share capital, it thereby may delegate the decision whether to withdraw or limit the preemptive and advance subscription rights for valid reasons to the board. Our articles of association provide for this delegation with respect to our authorized share capital in the circumstances described below under “—Authorized Share Capital.”

Authorized Share Capital

Under our articles of association, the board of directors is authorized to increase the share capital in one or several steps until                     , 2016 by a maximum amount of             common shares. Such shares may be used for acquisitions, for strategic partners, listings on other exchanges and to cover the option of the underwriters to purchase additional shares. The board is authorized to withdraw or limit the preemptive rights of the shareholders and to allot them to third parties as follows:

•

for the acquisition of an enterprise, part(s) of an enterprise or participations, or for the financing or refinancing of any of such transactions, or for the financing of new investment plans of TCP; or

•

for purposes of broadening the shareholder constituency of TCP in certain financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign exchanges; or

•	for purposes of granting an option to purchase up to 15% of the total number of shares in a placement or sale of shares to the respective initial purchasers or underwriters.

Conditional Share Capital

In addition, our articles of association will provide for the share capital to be increased in an amount not to exceed 50% of the share capital, which can be used for our 2014 Stock Incentive Plan. These shares will not be subject to the preemptive rights and advance subscription rights for shareholders.

Dividends and Other Distributions

Under Swiss law, dividends may be paid out only if we have sufficient distributable profits from the previous fiscal year, or if we have distributable reserves, each as will be presented on our audited annual stand-alone “statutory” balance sheet. The board of directors may propose to shareholders that a dividend or other distribution be paid but cannot itself authorize the distribution. Dividend payments are subject to the approval of shareholders holding an absolute majority of the votes represented and entitled to vote at a meeting of shareholders. Payments out of our share capital (in other words, the aggregate par value of our registered share capital) in the form of dividends are not allowed; however, payments out of share capital may be made by way of a capital reduction. Such a capital reduction requires the approval of shareholders holding an absolute majority of the votes represented at a meeting of shareholders. The resolution of the shareholders needs to be recorded in a public deed. A special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the commercial register. Upon approval by the meeting of shareholders of the capital reduction, the board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit. Qualifying additional paid-in capital may only be paid out as dividends to shareholders following approval by the shareholders of a reclassification of such qualifying additional paid-in capital as freely distributable reserves (to the extent permissible under the Swiss Code). The affirmative vote of shareholders holding an absolute majority of the votes represented and entitled to vote at a meeting of shareholders must approve reserve reclassifications and distributions of dividends.

Under the Swiss Code, if our general reserves amount to less than 20% of our share capital recorded in the commercial register (i.e., 20% of the aggregate par value of our registered capital), then at least 5% of our annual profit must be retained as general reserves. The Swiss Code and our articles of association permit us to accrue additional general reserves. The amount received from the issue of shares less the par value and the costs of such issue must be allocated to the general reserves even though the general reserves have exceeded the 20% threshold. In addition, we are required to create a special reserve on our audited annual stand-alone statutory balance sheet in the amount of the purchase price of shares repurchased by us or our subsidiaries or predecessors, which amount may not be used for dividends or subsequent repurchases.

Swiss companies generally must maintain a separate company, stand-alone statutory balance sheet for the purpose of, among other things, determining the amounts available for the distribution to shareholders, including by way of a distribution of dividends. Our auditor must confirm that a proposal made by the board to shareholders regarding the appropriation of our available earnings conforms to the requirements of the Swiss Code and our articles of association. Dividends are usually due and payable shortly after the shareholders have passed a resolution approving the payment, but shareholders may also resolve at the ordinary meeting of shareholders to pay dividends in quarterly or other installments. The articles of association provide that dividends that have not been claimed within five years after the due date shall be forfeited to us. Dividends paid are subject to Swiss withholding tax, all or part of which can potentially be reclaimed under the relevant tax rules in Switzerland or double taxation treaties concluded between Switzerland and foreign countries. See “Taxation—Swiss Taxation—Swiss Withholding Tax on Dividends and Similar Distributions.” Distributions of cash or property that are based upon a capital reduction are in principle not subject to Swiss withholding tax.

Under Swiss law, dividends, if declared by us, are to be declared in Swiss francs, however shareholders may be given the right to elect to be paid any such dividends in U.S. dollars or Swiss francs. Other distributions must be declared in Swiss francs; however, shareholders may be provided with the option to elect to be paid in U.S. dollars or Swiss francs.

History of Share Issuances

The following is a summary of issuances of our common shares since our formation in October 2010:

•	In October 2010, we issued 1,000,000 common shares to a nominee for our three shareholders for a nominal amount.

•	In November 2010, the original 1,000,000 common shares were transferred to our three shareholders for a nominal amount.

•	In December 2010, we issued 184,739,850 common shares to two of our shareholders for a contribution of all of the outstanding common shares of TCP Bermuda Limited.

•	In December 2010, we also issued 3,045,300 common shares to two of our shareholders for a contribution of all of the outstanding shares of Technical Consumer Products Canada, Inc.

•	In addition, in December 2010, we issued 16,749,150 common shares to two of our shareholders for a contribution of all of the outstanding shares of TCP US.

Repurchases of Shares

The Swiss Code limits our ability to hold or repurchase our own shares. We and our subsidiaries may only repurchase shares if and to the extent that sufficient free equity is available. The aggregate par value of all of our shares held by us and our subsidiaries may not exceed 10% of the registered share capital. However, we may repurchase our own shares beyond the statutory limit of 10% if the shareholders have passed a resolution at a meeting of shareholders authorizing the board of directors to repurchase shares in an amount in excess of 10% and the repurchased shares are dedicated for cancellation by way of a capital reduction. Any shares repurchased pursuant to such an authorization will then be cancelled at the next meeting upon the approval of shareholders holding a majority of the shares represented at the meeting. Repurchased shares held by us or our subsidiaries do not carry any rights to vote at a meeting of shareholders but are entitled to the economic benefits generally associated with the shares. See “Taxation—Swiss Taxation—Repurchase of Own Shares.”

Meetings of Shareholders

The meeting of shareholders is our supreme corporate body. Ordinary and extraordinary shareholders meetings may be held. The following powers will be vested exclusively in the shareholders meeting:

•	adoption and amendment of our articles of association;

•	election and recall of members of the board and the auditor;

•	election and recall of the chairman;

•	election and recall of the members of the Compensation Committee;

•	election and recall of the independent proxy;

•	vote on remuneration of the members of the board of directors and the persons to whom the board has partially or entirely delegated the management (“Geschäftsleitung”);

•	approval of the annual report, the stand-alone statutory financial statements and the consolidated financial statements;

•	to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;

•	to grant discharge to the members of the board; and

•	to pass resolutions regarding issues that are reserved to the shareholders meeting by law or by the articles of association or that are presented to it by the board.

Notice and Proxy Statements

Under the Swiss Code and our articles of association, we must hold an annual, ordinary meeting of shareholders within six months after the end of our fiscal year for the purpose, among other things, of approving the annual financial statements and the annual report, and the annual election of directors and the chairman. The invitation to meetings must be published in the Swiss Official Gazette of Commerce at least 20 calendar days prior to the relevant meeting of shareholders. Holders of registered shares must be notified in writing that the annual management report, the annual financials and the audit report, including the compensation report and audit report on the compensation report, are available for inspection at the domicile of the Company and that they may request that a copy of such documents be provided to them forthwith. The notice of a meeting must state the items on the agenda and the proposals of the board and of the shareholders who demanded that a shareholders meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates. No resolutions may be passed at a shareholders meeting concerning agenda items for which proper notice was not given. This does not apply, however, to proposals made during a shareholders meeting to convene an extraordinary shareholders meeting or to initiate a special investigation. No previous notification will be required for proposals concerning items included on the agenda or for debates as to which no vote is taken.

Ordinary meetings of shareholders are to be held annually within six months after the close of the business year and may be convened by the board of directors or, under certain circumstances, by the auditor. A meeting of shareholders can be held anywhere.

We expect to set the record date for each meeting of shareholders on a date not more than 10 calendar days prior to the date of each meeting and announce the date of the meeting of shareholders prior to the record date.

Extraordinary Meetings of Shareholders

An extraordinary meeting may be called upon the resolution of the board or, under certain circumstances, by the auditor. In addition, the board is required to convene an extraordinary meeting if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon, or if it appears from the stand-alone annual statutory balance sheet that half of our share capital and reserves are not covered by our assets. In the latter case, the board of directors must immediately convene an extraordinary meeting of shareholders and propose financial restructuring measures.

Agenda Requests

According to the Swiss Code, one or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 1,000,000 may request that an item be included on the agenda of a meeting of shareholders. Under our articles of association, a request for inclusion of an item on the agenda or a nominee must be in writing and received by us at least 30 calendar days prior to the anniversary of the company’s proxy statement in connection with the previous year’s General Meeting and shall require the agenda items and proposals of such shareholder(s).

Our annual management report, the auditor’s report on the annual financial statements, the compensation report and the auditor’s report on compensation report must be made available for inspection by the shareholders at our place of incorporation no later than 20 days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Voting

Each of our shares carries one vote at a meeting of shareholders. Voting rights may be exercised by shareholders registered in our share register or by a duly appointed proxy of a registered shareholder, which proxy need not be a shareholder. Subject to the limitations described below, our articles of association do not limit the number of shares that may be voted by a single shareholder. Shareholders wishing to exercise their voting rights who hold their shares through a bank, broker or other nominee should follow the instructions provided by such bank, broker or other nominee or, absent instructions, contact such bank, broker or other nominee for instructions. Shareholders holding their shares through a bank, broker or other nominee will not automatically be registered in our share register. If any such shareholder wishes to be registered in our share register, such shareholder should contact the bank, broker or other nominee through which it holds our shares.

Treasury shares, whether owned by us or one of our subsidiaries, will not be entitled to vote at meetings of shareholders.

With respect to the election of directors, each holder of shares entitled to vote at the election has the right to vote, in person or by proxy, the number of shares held by him for as many persons as there are directors to be elected. Our articles of association do not provide for cumulative voting for the election of directors.

The Swiss Code and/or our articles of association require the affirmative vote of at least two-thirds of the voting rights and a majority of the par value of the shares represented and entitled to vote at a meeting to approve the following matters:

•	the modification of our purpose;

•	the creation of dual-class common stock;

•	restrictions on the transfer of registered shares and the removal of such restrictions;

•	restrictions on the exercise of the right to vote and the removal of such restrictions;

•	an authorized or conditional increase in the share capital;

•

an increase in share capital through the conversion of capital surplus, through a contribution in kind or in exchange for an acquisition of assets, or a grant of special benefits upon a capital increase;

•	the restriction or denial of pre-emptive rights;

•	a change of the place of our incorporation;

•	the conversion of registered shares into bearer shares and vice versa; and

•	our dissolution.

The same supermajority voting requirements apply to resolutions in relation to transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets, or the Merger Act, including a merger, demerger or conversion of a corporation (other than a cash-out or certain squeeze-out mergers, in which minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company, for instance, through cash or securities of a parent company of the acquiring company or of another company—in such a merger, an affirmative vote of 90% of the outstanding shares is required). Swiss law may also impose this supermajority voting requirement in connection with the sale of “all or substantially all of our assets” by us. See “—Compulsory Acquisitions; Appraisal Rights” below.

Inspection of Books and Records

Under the Swiss Code, a shareholder has a right to inspect the share register with regard to his own shares and otherwise to the extent necessary to exercise his shareholder rights. No other person has a right to inspect the share register. The books and correspondence of a Swiss company may be inspected with the express authorization of the meeting of shareholders or by resolution of the board and subject to the safeguarding of our business secrets. At a meeting of shareholders, any shareholder is entitled to request information from the board concerning our affairs. Shareholders may also ask the auditor questions regarding its audit of our accounts. The board and the auditor must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other of our material interests.

Special Investigation

If the shareholders’ inspection and information rights as outlined above prove to be insufficient, any shareholder may propose to the meeting of shareholders that specific facts be examined by a special commissioner in a special investigation. If the meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the meeting of shareholders, request the court at our registered office to appoint a special commissioner. If the meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holders of shares in an aggregate par value of at least two million Swiss francs may request the court within three months to appoint a special commissioner. The court will issue such an order if the petitioners can reasonably demonstrate that the board, any member of the board or one of our officers infringed the law or our articles of association and thereby damaged the company or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.

Compulsory Acquisitions; Appraisal Rights

Business combinations and other transactions that are binding on all shareholders are governed by the Merger Act. A statutory merger or demerger requires that at least two-thirds of the shares and a majority of the par value of the shares represented at the meeting of shareholders vote in favor of the transaction. Under the Merger Act, a “demerger” may take two forms:

•

a legal entity may divide all of its assets and transfer such assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities and the transferring entity dissolving upon deregistration in the commercial register; or

•	a legal entity may transfer all or a portion of its assets to other legal entities, with the shareholders of the transferring entity receiving equity securities in the acquiring entities.

If a transaction under the Merger Act receives all of the necessary consents, all shareholders would be compelled to participate in the transaction. See “—Voting” above.

Swiss companies may be acquired by an acquirer through the direct acquisition of the share capital of the Swiss company. With respect to corporations limited by shares, the Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if the acquirer controls 90% of the outstanding shares. In these limited circumstances, minority shareholders of the company being acquired may be compensated in a form other than through shares of the acquiring company (for instance, through cash or securities of a parent company of the acquiring company or of another company). For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are unreasonable, a shareholder may request the competent court to determine a reasonable amount of compensation.

In addition, under Swiss law, the sale of “all or substantially all of our assets” by us may require a resolution of the meeting of shareholders passed by holders of at least two-thirds of the voting rights and a majority of the par value of the shares, each as represented at the meeting of shareholders. Whether or not a shareholder resolution is required depends on the particular transaction, including whether the following test is satisfied:

•	we sell a core part of our business, without which it is economically impracticable or unreasonable to continue to operate the remaining business;

•	our assets, after the divestment, are not invested in accordance with our statutory business purpose; and

•

the proceeds of the divestment are not earmarked for reinvestment in accordance with our business purpose but, instead, are intended for distribution to shareholders or for financial investments unrelated to our business.

If all of the foregoing apply, a shareholder resolution would likely be required.

Borrowing Powers

Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by our shareholders is required.

Indemnification of Officers and Directors

Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses (unless arising from his willful misconduct or his negligence, whereby certain views advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Section 32 of our organizational regulations provides for indemnification of our directors and officers for liabilities arising in connection with the performance of their duties, and permits us to advance the expenses of defending any act, suit or proceeding to our directors and officers. We intend to obtain directors’ and officers’ liability insurance for members of the board of directors and our senior management.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by him in the proper execution of his duties under the employment agreement.

We will enter into indemnification agreements with each of the members of the board of directors and our senior management.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Legal Name; Formation; Fiscal Year

Our legal and commercial name is TCP International Holdings Ltd. TCP was initially formed on October 6, 2010 under the laws of Switzerland. TCP’s fiscal year is the calendar year.

Corporate Purpose

TCP is a parent holding company of its subsidiaries. Pursuant to Article 2 of its articles of association, TCP’s business purpose is to acquire participations in other companies in Switzerland and abroad. TCP may open branch offices and subsidiaries in Switzerland and abroad. TCP may also provide financing for its own or for third parties’ account as well as provide guarantees for subsidiaries and third parties, acquire, hold, encumber and sell real estate and engage in any commercial, financial or other activities that are related to TCP’s purpose.

Duration and Liquidation

Our articles of association do not limit our duration. Under Swiss law, we may be dissolved at any time by a resolution of a shareholders’ meeting, which must be passed by the affirmative vote of holders of at least two thirds of voting rights and an absolute majority of the par value of the shares, each as represented (in person or by proxy) at the meeting. Dissolution and liquidation by court order is possible if (i) we become bankrupt or

(ii) shareholders holding at least 10% of our share capital so request for valid reasons. Under Swiss law, any surplus arising out of liquidation (after the settlement of all claims of all creditors) is distributed in proportion to the paid-up par value of shares held, but this surplus less paid in capital is subject to Swiss withholding tax of 35%. See “Taxation—Swiss Taxation—Swiss Withholding Tax on Dividends and Similar Distributions.”

Uncertificated Shares

Our shares will be issued in uncertificated form in accordance with article 973c of the Swiss Code as uncertificated securities, which have been registered with             , as transfer agent, and, consequently, constitute intermediated securities within the meaning of the Swiss Federal Act on Intermediated Securities. In accordance with article 973c of the Code, we will maintain a register of uncertificated securities (Wertrechtebuch).

Notification and Disclosure of Substantial Share Interests

The disclosure obligations generally applicable to shareholders of Swiss corporations under the Swiss Act on Stock Exchanges and Securities Trading do not apply to us, since our common shares are not listed on a Swiss exchange.

Stock Exchange Listing

We intend to apply to list our common shares on The NASDAQ Global Select Market under the symbol “TCPI.”

No Sinking Fund

The shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The shares that have been issued to date are duly and validly issued, fully paid and nonassessable.

No Redemption and Conversion

The shares are not convertible into shares of any other class or series or subject to redemption either by us or the holder of the shares.

Transfer and Registration of Shares

We have not imposed any restrictions applicable to the transfer of our shares. Our share register will initially be kept by                     , which acts as transfer agent and registrar. The share register reflects only record owners of our shares. Swiss law does not recognize fractional share interests.

Registration Rights

Pursuant to the registration rights agreement with Ellis Yan, Solomon Yan and the Lillian Yan Irrevocable Stock Trust, we have granted them certain registration rights as holders of our registrable securities, which include our common shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration. After the expiration of the 180-day lock-up period, holders of our registrable securities then outstanding have the right to demand that we file a registration statement covering the offer and sale of their registrable securities. We are not obliged to effect a demand registration only if (i) we have already effected two demand registrations for such holders; (ii) we have within the six month period preceding the date of the request already effected a registration (other than one for which the holders who requested the registration were excluded); (iii) the holders exercising such demand rights propose to sell registrable securities with an aggregate price to the public not less than $1.0 million; (iv) we provide the requesting holders a certificate signed by the chairman of our board of directors stating that our board of directors has determined in good faith that the filing of a registration statement will be detrimental to us and our shareholders (in which case we may defer the filing for a period of not more than 90 days), but we cannot exercise this deferral right more than once in any 12-month period and we may not register any securities during that 90 day period; or (v) the offering is requested to be made in a jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

Form F-3 or S-3 Registration Rights. Holders of our registrable securities then outstanding have the right to request that we file a registration statement on Form F-3 or Form S-3 or a similar form. We are not obliged to effect any such registration only if (i) Form F-3 or S-3 (or a comparable form) is not then available for such offering by those holders; (ii) the holders, together with any other holders of registrable securities granted such rights, propose to sell registrable securities at an aggregate price to the public of less than $1,000,000; (iii) we provide the requesting holders a certificate signed by the chairman of our board of directors stating that our board of directors has determined in good faith that the filing of a registration statement will be detrimental to us and our shareholders (in which case we may defer the filing for a period of not more than 90 days), but we cannot exercise this deferral right more than once in any 12-month period and we may not register any securities during that 90 day period; and (iv) the offering is requested to be made in a jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

Piggyback Registration Rights. Subject to certain exceptions, if we propose to register any of our common shares or other securities under the Securities Act in connection with a public offering of those securities solely for cash, then we must offer the parties to the registration rights agreement an opportunity to include in that registration all or any part of their registrable securities. If the underwriters of any underwritten offering determine in good faith that marketing factors require a limitation on the number of shares, then the underwriters may exclude the shares to be included in the registration statement of the requesting holders of registrable securities, but we must use our reasonable best efforts to cause the underwriters to include their registrable securities.

Expenses of Registration. Subject to certain exceptions, we will pay all registration expenses (other than underwriters’ discounts or commissions and fees incurred from the engagement of individual counsel) relating to any demand, Form F-3 or S-3, or piggyback registration as described above.

COMPARISON OF SWISS LAW AND DELAWARE LAW

The Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht) differs from laws applicable to U.S. corporations and their shareholders. The following table summarizes significant differences in shareholder rights between the provisions of the Swiss Federal Code of Obligations (Schweizerisches Obligationenrecht) applicable to our company and the Delaware General Corporation Law applicable to most companies incorporated in Delaware and their shareholders. Please note that this is only a general summary of certain provisions applicable to companies in Delaware. Certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Mergers and similar arrangements

Under the Delaware General Corporation Law, with certain exceptions, a merger, consolidation, sale, lease or transfer of all or substantially all of the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon. A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction. The Delaware General Corporation Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of each class of capital stock without a vote by the shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.	Under Swiss Law, with certain exceptions, a merger or a division of the corporation or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the shares entitled to vote and represented at the respective shareholders’ meeting as well as a majority of the share capital represented at such shareholders’ meeting. The articles of association may increase the voting threshold. A shareholder of a Swiss corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights. As a result, such shareholder may, in addition to the consideration (be it in shares or in cash) receive an additional amount to ensure that such shareholder receives the fair value of the shares held by such shareholder. Swiss Law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary, of which it owns at least 90.0% of the shares without a vote by shareholders of such subsidiary, if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares.

Shareholders’ suits

Class actions and derivative actions generally are available to shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.	Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may have a similar effect. A shareholder is entitled to bring suit against directors for breach of, among other things, their fiduciary duties and claim the payment of the company’s damages to the corporation. Likewise, an appraisal lawsuit won by a shareholder will indirectly compensate all shareholders. Under Swiss law, the winning party is generally entitled to recover attorneys’ fees incurred in connection with such action, provided, however, that the court has discretion to permit the shareholder whose claim has been dismissed to recover attorneys’ fees incurred to the extent he acted in good faith.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Indemnification of directors and executive management and limitation of liability

The Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of directors (but not other controlling persons) of the corporation for monetary damages for breach of a fiduciary duty as a director, except no provision in the certificate of incorporation may eliminate or limit the liability of a director for:

•   any breach of a director’s duty of loyalty to the corporation or its shareholders;

•   acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•   statutory liability for unlawful payment of dividends or unlawful stock purchase or redemption; or

•   any transaction from which the director derived an improper personal benefit.

A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:

•   by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;

•   by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;

•   by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or

•   by the shareholders.

Under Swiss corporate law, an indemnification of a director or officer in relation to potential personal liability is not effective to the extent the director or officer intentionally or negligently violated his or her corporate duties towards the corporation (certain views advocate that at least a grossly negligent violation is required to exclude the indemnification). Most violations of corporate law are regarded as violations of duties towards the corporation rather than towards the shareholders. In addition, indemnification of other controlling persons is not permitted under Swiss corporate law, including shareholders of the corporation.

Nevertheless, a corporation may enter into and pay for directors’ and officers’ liability insurance which typically covers negligent acts as well.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Directors’ fiduciary duties

A director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components:

•   the duty of care; and

•   the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:

•   the duty of care; and

•   the duty of loyalty.

The duty of care requires that a director act in good faith, with the care that an ordinarily prudent director would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over any interest possessed by a director or officer.

The burden of proof for a violation of these duties is with the corporation or with the shareholder bringing a suit against the director.

As to any issue brought by a shareholder or affecting a shareholder, directors must treat each shareholder the same.

Shareholder action by written consent

A Delaware corporation may, in its certificate of incorporation, eliminate the right of shareholders to act by written consent.	Shareholders of a Swiss corporation may only exercise their voting rights in a shareholders’ meeting and may not act by written consents.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Shareholder proposals

A shareholder of a Delaware corporation has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

At any shareholders’ meeting any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights:

•   one or several shareholders representing 10.0% of the share capital may ask that a shareholders’ meeting be called for specific agenda items and specific proposals; and

•   one or several shareholders representing 10.0% of the share capital or CHF 1.0 million of nominal share capital may ask that an agenda item including a specific proposal be put on the agenda for a regularly scheduled shareholders’ meeting, provided such request is made with appropriate notice.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.	According to the prevailing doctrine, cumulative voting is permitted under Swiss corporate law if provided for in the articles of association.

Removal of directors

A director of a Delaware corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	A Swiss corporation may remove, with or without cause, any director at any time by the majority vote of the shareholders represented and entitled to vote at a shareholders’ meeting concerned. The articles of association may require a supermajority voting requirement for the removal of a director.

Transactions with interested shareholders

The Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15.0% or more of the corporation’s outstanding voting stock within the past three years.	No such rule applies to a Swiss corporation.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Capital Increases

The directors of a Delaware corporation may, at any time and from time to time, if all of the shares of capital stock which the corporation is authorized by its certificate of incorporation to issue have not been issued, subscribed for or otherwise committed to be issued, issue or take subscriptions for additional shares of its capital stock up to the amount authorized in its certificate of incorporation. The corporation may increase or decrease its capital stock if the board of directors adopts a resolution approving an amendment to the certificate of incorporation providing for such increase or decrease, and a majority of the stockholders of the corporation entitled to vote thereon, as well as a majority any class of capital stock entitled to vote thereon as a class, approve such amendment at an annual or special meeting of the corporation’s stockholders.

Under Swiss law, capital increases must be resolved by the shareholders’ meeting first. Swiss law provides basically for three methods to increase our capital.

Ordinary capital increase permits the shareholders to resolve to increase the capital by a certain maximum amount of the capital increase which has to be implemented by the board within three months from the date of the shareholders resolution.

Authorized capital permits the board to issue shares up to the amount of the authorized share capital for a period of two years.

Conditional capital permits the board to issue shares upon conversion of bonds or the exercise of options.

Authorized and conditional capital increases require the approval of at least two thirds of the votes and par value represented.

Dividends

Under the Delaware General Corporation Law, a Delaware corporation may, subject to any restrictions contained in its certificate of incorporation, pay dividends out of its surplus (the excess of net assets over capital), or in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of the capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, may be valued at their fair market value as determined by the board of directors, without regard to their historical book value. Dividends may be paid in the form of cash, property or shares of the corporation’s capital stock.	Dividends must be resolved by a shareholders’ meeting and may be paid out only out of our earnings after allocation to the general reserves in accordance with the Swiss Code and as evidenced by our annual audited accounts on a stand-alone basis. Interim dividends and dividends out of current year earnings are prohibited under the Swiss Code.

Compensation

Under the Delaware General Corporation Law, the shareholders do not generally have the right to approve the compensation policy for the board of directors or the senior management of the corporation, although certain aspects of the compensation policy may be subject to shareholder vote due to the provisions of federal securities and tax law. Compensation paid to the board of directors and senior management of a corporation is generally a matter of business judgment by the board of directors and/or a compensation or other committee of the board of directors of such corporation.

The shareholders’ meeting must annually and separately vote on the aggregate amount of compensation for the members of the board and the executive management.

Severance payments provided for either contractually or in the articles of incorporation are prohibited. Compensation due until the date of termination of the contractual relationship does not qualify as severance payment. The duration of the contracts with the members of the board and the members of the executive committee as well as the notice period of contracts with indefinite duration shall not exceed one year.

DELAWARE CORPORATE LAW	SWISS CORPORATE LAW
Dissolution; Winding up

Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved in writing by shareholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.	A dissolution and winding up of a Swiss corporation requires the approval by two-thirds of the votes as well as a majority of the actual share capital represented and entitled to vote at a shareholders’ meeting passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution.

Variation of rights of shares

A Delaware corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.	A Swiss corporation may modify the rights of a class of shares with the approval by a majority of the shareholders of such class at a meeting of all shareholders. Shares that are granted more voting power are not regarded a special class for these purposes.

Amendment of governing documents

A Delaware corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.	The articles of association of a Swiss corporation may be amended by the approval of a majority of the shareholders represented and entitled to vote at such meeting, unless otherwise provided in the articles of association. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that require a supermajority vote, i.e., the approval by two-thirds of the votes and a majority of the actual share capital represented and entitled to vote at a shareholders’ meeting. The articles of association may increase the voting thresholds.

Inspection of Books and Records

Shareholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Swiss corporation may only inspect books and records if the shareholders’ meeting or the board of directors approved such inspection and only if confidential information possessed by a corporation is protected. A shareholder is only entitled to receive information to the extent required to exercise such shareholders’ rights, subject to the interests of the corporation. The right to inspect the share register is limited to the right to inspect that shareholder’s own entry in the share register.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common shares. Future sales of our common shares in the public market, or the perception that such sales could occur, could adversely affect the market price of common shares and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have                 common shares outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. All of the common shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely transferable in the United States without restriction or further registration under the Securities Act.

Immediately after the closing of this offering, our directors, executive officers and shareholders will own     % of our common shares, or     % of our common shares if the underwriters’ option to purchase additional shares is exercised in full. All of these common shares were acquired in transactions not involving a public offering, and these shares will therefore be treated as “restricted securities” for purposes of Rule 144. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from those registration requirements, such as the exemptions provided by Rule 144 and Regulation S. In addition, all of our directors, executive officers and shareholders are subject to lock-up agreements executed in connection with this offering. For further details, please see the section entitled “Underwriting.”

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months (and as to such persons who are party to a lock-up agreement as described below, only after expiration of such lock-up agreement) will be entitled to sell any of our common shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations, if we are current in our SEC filings as set forth in Rule 144.

In addition, under Rule 144, a person may sell our common shares acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned our common shares for at least six months (and as to such persons who are party to a lock-up agreement as described below, only after expiration of such lock-up agreement), including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of our common shares then outstanding, which will equal approximately shares immediately after this offering; and

•

the average weekly trading volume in our common shares on The NASDAQ Global Select Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Upon expiration of the 180-day lock-up period described below, approximately                  of our common shares will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of our common shares that our existing shareholders will elect to sell under Rule 144.

Lock-Up Agreements

In connection with this offering, we, all of our directors, executive officers and shareholders have agreed that, subject to certain exceptions, without the prior written consent of each of the representatives, we and they will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common shares (including without limitation, common shares which may be deemed to be beneficially owned by them in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) whether now owned or hereafter acquired, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of common shares or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. See “Underwriting.”

Registration Rights

Upon completion of this offering, certain holders of our common shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the stock options and other equity awards outstanding or reserved for issuance under our stock plans and common shares to be issued upon the exercise of these options by our officers, independent directors and employees. We expect to file this registration statement as soon as practicable after this offering. However, the options, equity awards and shares registered on Form S-8 will be subject to volume limitations, manner of sale, notice, and public information requirements of Rule 144 in the case of our affiliates and, in any case, will not be eligible for resale until expiration of any lock-up agreements to which they are subject as described above.

TAXATION

The following discussion is a summary of Swiss and U.S. federal income tax considerations of an investment in our common shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly on a retroactive basis. This summary does not address all possible tax consequences relating to an investment in our common shares, such as the tax consequences under U.S. state or local tax laws or under the tax laws of jurisdictions other than Switzerland and the United States.

Swiss Taxation

The statements and discussion of certain Swiss taxes set out below are of a general nature and do not relate to persons in the business of buying and selling shares or other securities. The statements are included for general information only and are not exhaustive of all tax considerations that may be relevant to a particular holder of shares in light of the holder’s particular circumstances nor do they address the tax considerations relevant to certain types of holders who may be subject to special treatment under the applicable tax laws. Such statements are not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of shares, and no representation with respect to the tax consequences to any particular holder is made. Potential investors are therefore urged to consult their tax advisors to determine the special tax consequences of the receipt, ownership and sale or other disposition of shares.

Swiss Withholding Tax on Dividends and Similar Distributions

General

Dividends paid and other similar cash or in-kind taxable distributions made by us to a holder of common shares (including dividends on liquidation proceeds and stock dividends) are in principle subject to Swiss federal withholding tax at a rate of 35%. The withholding tax will be withheld by us on the gross distributions and will be paid to the Swiss Federal Tax Administration. Distributions of share premium out of the reserve from capital contributions (agio) should be free from Swiss withholding tax.

Swiss Holders

For the purpose of this discussion a “Swiss Holder” is an individual or a legal entity liable in Switzerland for tax purposes. Such Swiss Holder is generally entitled to a total refund or tax credit of the withholding tax incurred if that Swiss Holder is the beneficial owner of such distributions at the time the distribution is due and duly reports the receipt thereof in the relevant tax return or accounts and if there is no tax avoidance.

U.S. Holders

A U.S. Holder (as defined in “—United States Federal Income Tax Considerations” below) who is an individual or a legal entity not liable in Switzerland for tax purposes may be entitled to a partial refund of the withholding tax incurred on a taxable distribution from us if the conditions of the bilateral tax treaty between the U.S. and Switzerland are met. A U.S. Holder who is a resident of the United States for purposes of the bilateral tax treaty between the U.S. and Switzerland, or the Treaty, should be eligible for a reduced rate of withholding tax on dividends equal to 5% of the dividend, provided that such holder (i) is a corporation; (ii) qualifies for the benefits under the Treaty; (iii) holds, directly, at least 10% of our voting stock; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the distribution is attributable. Such a U.S. Holder may request in advance with Form 823 the application of the reporting procedure, i.e. the permission to withhold tax at the 5% rate instead of imposing the withholding tax at the statutory 35% rate and subsequently requesting a refund for the differential. A reduced rate of 15% should apply if the U.S. Holder (i) is not a corporation or a corporation holding less than 10% of our voting stock; (ii) qualifies for the benefits under the Treaty; (iii) holds, directly, stock in our company; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the distribution is attributable. The claim for refund must be filed on Swiss Tax Form 82 (82C for corporations; 82I for individuals; 82E for other entities), which may be obtained from any Swiss consulate general in the United States or from the Swiss Federal Tax Administration at the address below, together with an instruction form. Four copies of the form must be duly completed, signed before a notary public of the United States, and sent to the Swiss Federal Tax Administration, Eigerstrasse 65, CH3003, Berne, Switzerland. The form must be accompanied by suitable evidence of deduction of Swiss tax withheld at source, such as certificates of deduction, signed bank vouchers or credit slips. The form may be filed no later than December 31 of the third year following the calendar year in which the dividend became payable.

Other Holders

Any other holder who is an individual or a legal entity not liable in Switzerland for tax purposes may be entitled to a total or partial refund of the withholding tax incurred on a taxable distribution from us if the country in which such holder resides for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and if the further conditions of such treaty are met. Other holders of common shares not liable in Switzerland should be aware that the procedures for claiming treaty benefits (and the time required for obtaining a refund) may differ from country to country. Other holders of common shares not liable in Switzerland should consult their own legal, financial or tax advisors regarding the receipt, ownership, purchase, sale or other disposition of shares and the procedures for claiming a refund of the withholding tax.

Income and Profit Tax on Dividends and Similar Distributions

Swiss Holders

A Swiss Holder of common shares who is an individual resident in Switzerland for tax purposes or a non-Swiss resident holding common shares as part of a Swiss business operation or a Swiss permanent establishment is required to report the receipt of taxable distributions received on the shares in his relevant Swiss tax returns. A Swiss Holder that is a legal entity resident for tax purposes in Switzerland or a non-Swiss resident holding common shares as part of a Swiss permanent establishment is required to include taxable distributions received on the common shares in its income subject to Swiss corporate income taxes. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding common shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax relief (participation relief) with respect to dividends (Beteiligungsabzug).

U.S. Holders and Other Holders

U.S. Holders or other investors of common shares who are neither liable in Switzerland for tax purposes nor hold common shares as part of Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes in respect of dividends and similar distributions received from us.

Capital Gains Realized on Common Shares

Swiss Holders

A Swiss Holder of common shares who is an individual resident in Switzerland for tax purposes holding common shares as part of his private property generally is exempt from Swiss federal, cantonal and communal taxes with respect to capital gains realized upon the sale or other disposal of the shares, unless such individual is qualified as a security trading professional for income tax purposes. A Swiss Holder that holds the shares as business assets or a non-Swiss resident holding shares as part of a Swiss business operation or Swiss permanent establishment is required to include capital gains realized upon the disposal of common shares in its income subject to Swiss income tax. A Swiss corporation or co-operative or a non-Swiss corporation or co-operative holding common shares as part of a Swiss permanent establishment may, under certain circumstances, benefit from a tax relief with respect to capital gains (Beteiligungsabzug).

U.S. Holders and Other Holders

U.S. and non-U.S. Holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss income taxes on gains realized upon the disposal of common shares.

Repurchase of Own Shares

Gains realized upon a repurchase of the common shares by us for the purpose of a capital reduction are in principle characterized as taxable distributions subject to withholding tax. The same is true for gains realized upon a repurchase of the common shares if we were not to dispose of the repurchased shares within six years after the repurchase or such shares were repurchased in view of a capital reduction or if we repurchase more than 10% of such shares. In the latter event the part exceeding the 10% threshold immediately triggers taxes. For individuals holding the shares as private investment, the difference between the repurchase price and the nominal value of the common shares would be subject to withholding and -if the individual is a Swiss tax resident -to Swiss income taxes.

For corporations or individuals holding the shares as business assets, income tax would in principle be imposed on the difference between the repurchase price and the book value of the shares. Subject to withholding tax however would be the difference between the repurchase price and the capital including nominal value of the common shares. The withholding tax may be fully or partially refunded as described above.

Distribution of Capital Contributions

The redemption of the nominal value of the common shares is neither subject to withholding tax nor to Swiss income taxes. In general equally exempt from withholding tax and Swiss income tax is the redemption of capital surplus or contributions paid in by the shareholders as long as the reserve from capital contributions (agio) is properly accounted for in the financial statements and further requirements as stipulated by the Swiss tax authorities are met.

Net Worth and Capital Taxes

Swiss Holders

A Swiss Holder of common shares who is an individual liable in Switzerland for tax purposes or a non-Swiss resident holding common shares as part of a Swiss business operation or a Swiss permanent establishment is required to include his shares in his wealth that is subject to cantonal and communal net worth tax. A Swiss Holder that is a legal entity resident in Switzerland for tax purposes or a non-Swiss resident legal entity holding common shares as part of a Swiss permanent establishment is required to include its common shares in its assets. The legal entity is then subject to cantonal and communal capital tax.

U.S. Holders and Other Holders

U.S. and non-U.S. Holders of common shares that are not resident in Switzerland for tax purposes and do not hold common shares as part of a Swiss business operation or a Swiss permanent establishment are not subject to Swiss cantonal and communal net worth and capital taxes.

Gift and Inheritance Taxes

Transfers of shares can be subject to cantonal or communal inheritance or gift tax, if the bequeathed, the donor, or the beneficiary was and/or is resident in a canton where this tax is levied, or if in international circumstances the relevant Tax Treaty confers right to the canton to levy these taxes.

Stamp Taxes upon Issuance of Common Shares

We are liable for the Swiss Federal Issuance Stamp Duty (Emissionsabgabe) upon issuance of common shares, currently at a rate of 1% on the cash consideration received or the fair market value of the contribution or the issuance of common shares net of certain costs incurred in connection with the issuance. The Swiss Federal Issuance Stamp Duty will be borne by us.

Stamp Taxes upon Transfer of Securities

The transfer of common shares by any holder may be subject to a Swiss securities transfer tax of 0.15% calculated on the transaction value if it occurs through or with a Swiss bank or other securities dealer as defined in the Swiss Federal Stamp Tax Act. The stamp duty is paid by the securities dealer and may be charged to the parties in a taxable transaction who are not securities dealers or exempt entities. Transactions in common shares affected by or through non-Swiss financial institutions are generally not subject to Swiss securities transfer tax, but may be subject to other local stamp taxes, stock exchange levies or other duties.

United States Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations relating to the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below) that will hold our common shares as “capital assets” (generally property held for investment) under the Code. This discussion is based upon the Code, its legislative history, Treasury regulations promulgated thereunder (“Regulations”), published rulings and court decisions, which are subject to different interpretations or changes, possibly on a retroactive basis. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions, banks, insurance companies, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) and other entities treated as pass-through entities for U.S. federal income tax purposes and investors therein, tax-exempt organizations (including private foundations), regulated investment companies, real estate investment trusts, persons that hold securities that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, investors that are not U.S. Holders, investors that hold (directly, indirectly, or constructively) 10% or more of our voting stock, investors that will hold their common shares as part of a straddle, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those summarized below.

In addition, this discussion does not address any U.S. state, local or non-U.S. tax considerations (other than the discussion below relating to certain withholding rules and the U.S.- Switzerland tax treaty). Each U.S. Holder is urged to consult its tax adviser regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in our common shares.

This discussion does not address the effect of the U.S. federal alternative minimum tax, unearned income Medicare contribution tax, U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of common shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia; (c) an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or (d) a trust (i) the administration of which is subject to the primary supervision of a U.S. court and over which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has a valid election in effect under applicable Regulations to be treated as a U.S. person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns our common shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our common shares and their partners are urged to consult their tax advisers regarding an investment in our common shares.

As discussed under “Risk Factors - Risks Related to Taxation” there is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes. This discussion assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

NO ASSURANCE CAN BE GIVEN THAT THE INTERNAL REVENUE SERVICE WILL AGREE WITH THE TAX POSITIONS SET FORTH HEREIN AND NO RULINGS WILL BE REQUESTED FROM THE INTERNAL REVENUE SERVICE AS TO SUCH TAX POSITIONS. CONSEQUENTLY, U.S. HOLDERS ARE URGED TO CONSULT YOUR OWN INDEPENDENT TAX ADVISER REGARDING THE SPECIFIC U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

Cash Dividends and Other Distributions

A U.S. Holder generally will be required to treat cash distributions, if any, received with respect to our common shares (including any amounts withheld pursuant to Swiss, Chinese or other foreign tax law) as dividend income on the day actually or constructively received by the U.S. Holder. The amount of cash treated as dividend income is the amount paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, it is expected that any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

Distributions paid in a currency other than the U.S. dollar will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S.-source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss with respect to the dividend income. U.S. Holders should consult their own tax advisers regarding the tax consequences to them if we pay dividends in a currency other than the U.S. dollar.

An individual U.S. Holder recipient of dividends may be subject to tax at a lower capital gain tax rate applicable to “qualified dividend income” to the extent paid by a U.S. domestic corporation or a “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its common shares are readily tradable on an established securities market in the United States, or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Our common shares are expected to be readily tradable on an established securities market. We will not constitute a qualified foreign corporation with respect to a dividend for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or we were a PFIC for the preceding taxable year. See “Passive Foreign Investment Company Rules” below. Dividends paid on the common shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to certain conditions and limitations, Swiss, Chinese or other foreign income tax (whether paid directly or through withholding), may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. Swiss tax withheld in excess of the rate applicable under the United States – Switzerland tax treaty will not be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. For U.S. foreign tax credit purposes, we expect that dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Under section 904(h) of the Code, however, dividends paid by a foreign corporation that is treated as more than 50% owned by U.S. persons may be treated as U.S. source income for U.S. foreign tax credit purposes, to the extent that the foreign corporation itself has more than an insignificant amount of U.S.-source income. It is possible that a portion of the dividends paid by us could be treated as U.S.-source income under section 904(h) of the Code for purposes of computing foreign tax credits. The rules governing the U.S. foreign tax credit are complex. U.S. Holders should consult their tax advisers regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Disposition of Common shares

Subject to the discussions of the PFIC and CFC rules below, a U.S. Holder will generally recognize capital gain or loss upon the taxable sale, exchange or other disposition of common shares in an amount equal to the difference between the amount realized upon such sale, exchange or other disposition and the holder’s adjusted tax basis in such common shares. A U.S. Holder’s initial tax basis in its common shares will be its purchase price for the common shares. Any capital gain or loss will be long-term if the common shares have been held for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisers regarding the tax consequences if a foreign tax is imposed on a disposition of our common shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

Notwithstanding the foregoing, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which the U.S. Holder holds common shares. A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains.

We do not currently expect to be treated as a PFIC for U.S. federal income tax purposes or for foreseeable future taxable years. This is a factual determination, however, that must be made annually at the close of each taxable year and, thus, is subject to change. There can be no assurance that we will not be treated as a PFIC for any taxable year.

If we were to be treated as a PFIC, U.S. Holders holding common shares could be subject to certain adverse U.S. federal income tax consequences with respect to gain realized on a taxable disposition of such shares and certain distributions received with respect to such shares. In addition, dividends received with respect to the common shares would not constitute qualified dividend income eligible for preferential tax rates if we were treated as a PFIC for the taxable year of the distribution or for the preceding taxable year. Certain elections (including a mark-to-market election) may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. U.S. Holders should consult their tax advisers regarding the application of the PFIC rules to their investment in the common shares.

If a U.S. Holder owns (or is deemed to own) our common shares during any taxable year in which we are a PFIC, that holder generally will be required to file an annual IRS Form 8621.

The PFIC rules are very complex. Accordingly, each U.S. Holder should consult its own tax adviser regarding the PFIC rules.

Controlled Foreign Corporation Status

We will be treated as a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes for the 2014 tax year, and we may be treated as a CFC in subsequent years if we meet certain tests. Whether we are treated as a CFC in subsequent years depends, in part, on whether Ellis Yan’s and the Lillian Yan Irrevocable Stock Trust’s ownership (direct, indirect and constructive) in our common shares is reduced to 50% or less of the total combined voting power of all classes of our stock or the total value of all of our stock. In general, a foreign corporation is treated as a CFC if more than 50% of the total combined voting power of all classes of its voting stock or the total value of all of its stock is owned, directly, indirectly or constructively, by U.S. Shareholders, as defined below, on any day during its taxable year. For purposes of the CFC rules, a U.S. Shareholder is, with respect to any foreign corporation, a U.S. Holder who owns, directly, indirectly or constructively, 10% or more of the total combined voting power of all classes of voting stock of a foreign corporation.

Classification as a CFC has many complex results including the required inclusion in income by a U.S. Shareholder who owns, directly, indirectly or constructively, stock in the CFC on the last day of any taxable year of its share of the CFC’s Subpart F income for such year and the CFC’s earnings invested in certain U.S. property, whether or not the U.S. Shareholder has received any distributions during that taxable year. Subpart F income consists of certain specific categories of income including, without limitation, dividends, interest, royalties, rents, annuities, income from certain property transactions, income from certain commodities transactions, income from certain personal service contracts, and income from certain related party transactions. Earnings from investments in certain U.S. property include, without limitation, income from tangible property located in the United States, stock of a domestic corporation, an obligation of certain U.S. persons (including in some cases with respect to which a CFC is a pledger or guarantor) and the right to use certain intellectual property in the Unites States.

In addition, gain recognized on the sale or exchange of any common shares owned by a U.S. Holder is included in such U.S. Holder’s gross income as a dividend (to the extent of an earnings and profits) if we were a CFC at any time during the five-year period ending on the date of the sale or exchange and the U.S. Holder is or was a U.S. Shareholder at any time during such five-year period.

The CFC rules are very complex. Accordingly, each U.S. Holder that is or might become a U.S. Shareholder should consult its own tax adviser regarding the CFC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of our common shares, if such shares are not held on his or her behalf by a financial institution. The failure to submit such information by an individual U.S. Holder when required may result in the imposition of significant penalties. Certain U.S. holders holding specified non-U.S. financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information relating to our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Non-U.S. Financial Assets, to their tax return, for each year in which they hold our common shares.

Each U.S. Holder is encouraged to consult its tax adviser regarding the application of the information reporting and backup withholding rules.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH U.S. HOLDER OF OUR COMMON SHARES SHOULD CONSULT ITS TAX ADVISER AS TO THE CONSEQUENCES OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of Switzerland. Our place of incorporation is in Cham in the canton of Zug, Switzerland. A number of our directors and executive officers reside outside of the United States. Most of our assets are located outside the United States. In addition, a portion of the assets of our directors and executive officers are located outside the United States. As a result, it may be difficult to affect service of process within the United States upon these persons or to enforce any U.S. court judgment obtained against these persons, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

In addition, Thouvenin Rechtsanwälte, our Swiss counsel, has advised us that shareholders may be entitled to originate actions in Swiss courts based on Swiss law. However, litigation in Switzerland is subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Switzerland would have to be conducted (depending on the venue) in the German, French or Italian language, and all documents submitted to the court would, in principle, have to be translated into German, French or Italian, as the case may be. Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles laid out in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court or authority may be enforced in Switzerland only if (i) the foreign court or authority had proper jurisdiction (pursuant to the Swiss Federal Act on Private International Law); (ii) no ordinary appeal can be filed or the decision is final and there are no grounds for refusal according to Art. 27 of the Swiss Federal Act on Private International Law; (iii) the recognition of the foreign judgment is not contrary to public policy as understood in Switzerland; (iv) the defendant has unconditionally joined the proceedings or has been properly served with process either through its agent for service of process in the United States, if any, or through judicial aid granted by Switzerland; (v) the defendant has been given a fair trial (as understood in Switzerland) and in particular has been given the possibility to properly defend its case; (vi) no action between the same parties and on the same subject matter has been commenced first in any other competent Swiss or foreign court, and no judgment has been first rendered on the same subject matter in any other competent court; and (vii) such enforcement may be limited by Swiss debt enforcement, bankruptcy and similar laws.

Our China legal counsel, Commerce & Finance Law Offices, has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Shareholders may originate actions against us under the U.S. federal securities laws in the United States. We have appointed Ellis Yan, 325 Campus Drive, Aurora, Ohio 44202, as our agent to receive service of process with respect to any such action.

UNDERWRITING

Deutsche Bank Securities Inc. and Piper Jaffray & Co. are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of common shares shown opposite its name below:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
Canaccord Genuity Inc.
Cowen and Company, LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase common shares depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the common shares offered hereby (other than those common shares covered by their option to purchase additional shares as described below), if any of the common shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting discounts and commissions are equal to the difference between the initial public offering price and the amount the underwriters pay to us for the shares.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Initial public offering price	$	$	$	$
Underwriting discounts and commissions payable by us

Proceeds to us, before expenses	$	$	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per share. After the offering, the representatives may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $         (excluding underwriting discounts and commissions). We have agreed to reimburse the underwriters for up to $             of their expenses in connection with the qualification of the offering of the shares with the Financial Industry Regulatory Authority (FINRA).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of         common shares at the initial public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than             common shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

In connection with this offering, we, all of our directors, executive officers and shareholders have agreed that, subject to certain exceptions, without the prior written consent of each of the representatives, we and they will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into, exercisable or exchangeable for or that represent the right to receive common shares (including without limitation, common shares which may be deemed to be beneficially owned by them in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant) whether now owned or hereafter acquired, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of common shares or such other securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to, the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus. See “Underwriting.”

The representatives, in their sole discretion, may release the common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common shares and other securities from lock-up agreements, the representatives will consider, among other factors, our or the holder’s reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common shares, the representatives are expected to consider, among other things:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	prevailing securities markets at the time of this offering; and

•	recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to five percent of the common shares offered by this prospectus for sale to some of our directors, officers, employees, and persons with whom we have a business relationship. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the public. Any reserved shares that are not so purchased will be offered by the underwriters to the public on the same terms as the other shares offered by this prospectus.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Listing of Common Shares

We intend to apply to have our common shares listed on NASDAQ under the symbol “TCPI.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or, in each case, a Relevant Member State, an offer to the public of any common shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our common shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, and (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any investment activity to which this prospectus relates will only be available to, and will only be engaged with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Canada

The common shares may be sold only to purchasers purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus and Registration Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common shares must be made in accordance with an exemption from the prospectus requirements and in compliance with the registration requirements of applicable securities laws.

Hong Kong

Our common shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our common shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common shares may not be circulated or distributed, nor may our common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our common shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the common shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

Our common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any of our common shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of our common shares and other legal matters in connection with this offering with respect to Swiss law will be passed upon for us by Thouvenin Rechtsanwälte, our Swiss counsel. Certain Swiss tax matters will be passed upon for us by Schellenberg Wittmer, our Swiss tax counsel. Certain other legal matters with respect to U.S. law will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain other legal matters with respect to Chinese law will be passed upon for us by Commerce & Finance Law Offices, Beijing, China. Davis Polk & Wardwell LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of TCP International Holdings Ltd. and subsidiaries as of December 31, 2012 and 2013, and for each of the years in the three-year period ended December 31, 2013, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our common shares offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to our common shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our SEC filings also are available to the public at the SEC’s website at www.sec.gov. Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and will fulfill the obligations with respect to those requirements by filing reports with the SEC. Those reports or other information may be inspected without charge at the location or web site described above.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

The Shareholders

TCP International Holdings Ltd. and subsidiaries:

We have audited the accompanying consolidated balance sheets of TCP International Holdings Ltd. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income (loss), shareholders’ (deficit) equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TCP International Holdings Ltd. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Cleveland, Ohio

March 4, 2014

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2012, and 2013

(Amounts in thousands, except per share data)

	2012	2013
Assets
Current assets:
Cash and cash equivalents	$38,680	21,903
Restricted cash	4,365	3,404
Accounts receivable, net	51,864	59,574
Inventories	76,985	119,477
Prepaids and other current assets	12,953	14,415
Deferred income taxes	6,672	10,551

Total current assets	191,519	229,324
Property, plant, and equipment, net	70,092	74,558
Land rights, net	4,296	4,244
Deferred costs	—	18,732
Finance receivables from related parties	2,453	1,915
Intangible assets, net	3,651	2,993
Deferred income taxes, long-term	8,501	7,758
Other long-term assets	1,732	1,741

Total assets	$282,244	341,265

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Short-term loans and current portion of long-term debt	$72,998	122,840
Accounts payable	89,956	105,742
Related party payable	36,059	—
Accrued expenses and other current liabilities	53,037	62,539

Total current liabilities	252,050	291,121
Long-term debt, net of current portion	7,990	7,553
Income taxes payable, long-term	5,980	7,043
Legal settlements, net of current portion	21,510	30,941
Other long-term liabilities	289	427

Total liabilities	287,819	337,085

Commitments and contingencies (note 14)
Shareholders’ (deficit) equity:
Common stock, CHF 0.10 par value; 205,534 shares authorized, issued, and outstanding	22,048	22,048
Additional paid-in capital	654	901
Shareholder loans receivable	(45,905)	—
Accumulated other comprehensive income	11,566	13,721
Retained earnings (deficit)	6,062	(32,490)

Total shareholders’ (deficit) equity	(5,575)	4,180

Total liabilities and shareholders’ (deficit) equity	$282,244	341,265

See accompanying notes to consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31, 2011, 2012, and 2013

(Amounts in thousands, except per share data)

	2011	2012	2013
Net sales	$263,846	359,355	428,925
Cost of goods sold	208,098	275,109	336,819

Gross profit	55,748	84,246	92,106
Selling, general, and administrative expenses	39,590	60,128	64,252
Litigation settlements	—	27,550	3,032

Operating income (loss)	16,158	(3,432)	24,822
Other expense (income):
Interest expense	4,239	5,734	6,542
Interest income	(290)	(474)	(483)
Foreign exchange losses, net	4,752	249	5,929

Income (loss) from continuing operations before income taxes	7,457	(8,941)	12,834
Income tax expense (benefit) from continuing operations	3,796	(2,738)	4,662

Net income (loss) from continuing operations	3,661	(6,203)	8,172
Net loss from discontinued operations	(249)	—	—

Net income (loss)	3,412	(6,203)	8,172
Net income attributable to noncontrolling interests	149	—	—

Net income (loss) attributable to TCP International	$3,263	(6,203)	8,172

Net income (loss) per share attributable to TCP International shareholders-basic and diluted	0.02	(0.03)	0.04
Weighted average number of shares outstanding-basic and diluted	205,534	205,534	205,534
Net income (loss)	$3,412	(6,203)	8,172
Other comprehensive income:
Foreign currency translation adjustments	3,687	(559)	2,155

Comprehensive income (loss)	7,099	(6,762)	10,327
Less comprehensive income attributable to noncontrolling interest	137	—	—

Comprehensive income (loss) attributable to TCP International	$6,962	(6,762)	10,327

See accompanying notes to consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Shareholders’ (Deficit) Equity

Years ended December 31, 2011, 2012, and 2013

(Amounts in thousands)

	Common stock		Additional paid-in capital	Shareholder loan receivable	Accumulated other comprehensive income	Retained earnings (deficit)	Noncontrolling interest	Total (deficit) equity
	Shares	Amount
Balances at December 31, 2010	205,534	$22,048	654	(27,114)	11,216	34,231	62	41,097
Net income	—	—	—	—	—	3,263	149	3,412
Increase in shareholder loans	—	—	—	(15,584)	—	—	(158)	(15,742)
Distributions to shareholders	—	—	—	—	—	(1,080)	—	(1,080)
Contribution of noncontrolling interest by shareholder	—	—	—	(401)	24	418	(41)	—
Sale of discontinued operation to shareholder	—	—	—	—	(2,814)	(6,619)	—	(9,433)
Currency translation adjustment	—	—	—	—	3,699	—	(12)	3,687

Balances at December 31, 2011	205,534	22,048	654	(43,099)	12,125	30,213	—	21,941
Net loss	—	—	—	—	—	(6,203)	—	(6,203)
Increase in shareholder loans	—	—	—	(2,806)	—	—	—	(2,806)
Distributions to shareholders	—	—	—	—	—	(17,948)	—	(17,948)
Currency translation adjustment	—	—	—	—	(559)	—	—	(559)

Balances at December 31, 2012	205,534	22,048	654	(45,905)	11,566	6,062	—	(5,575)
Net income	—	—	—	—	—	8,172	—	8,172
Forgiveness of shareholder loans	—	—	—	45,905	819	(46,724)	—	—
Sale of building to shareholder, net of tax	—	—	247	—	—	—	—	247
Currency translation adjustment	—	—	—	—	1,336	—	—	1,336

Balances at December 31, 2013	205,534	$22,048	901	—	13,721	(32,490)	—	4,180

See accompanying notes to consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2011, 2012, and 2013

(Amounts in thousands)

	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	$3,412	(6,203)	8,172
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	6,739	7,154	8,142
Deferred income tax benefit	(489)	(12,736)	(2,831)
Loss on disposal of equipment	3	1,537	294
Changes in operating assets and liabilities:
Accounts receivable	(4,167)	(4,053)	(5,147)
Inventories	(28,456)	2,134	(40,658)
Prepaid expenses and other assets	(570)	3,664	(2,560)
Accounts payable	6,782	12,989	15,353
Accrued and other liabilities	6,525	36,911	2,923

Net cash (used in) provided by operating activities	(10,221)	41,397	(16,312)

Cash flows from investing activities:
Purchases of property, plant, and equipment	(12,298)	(9,978)	(12,997)
(Increase) decrease in restricted cash	(4,318)	1,940	1,082
Net cash acquired through purchase of business	—	1,600	—
Advances to related parties	(2,203)	(145)	—
Repayment of related party finance receivables	5,508	—	538
Other investing activities, net	(59)	370	745

Net cash used in investing activities	(13,370)	(6,213)	(10,632)

Cash flows from financing activities:
Borrowings under foreign short-term bank loans	63,740	106,214	153,826
Repayments of foreign short-term bank loans	(57,427)	(100,164)	(110,363)
Borrowings (payments) on line of credit agreement, net	5,484	(3,143)	4,309
Borrowings of long-term debt	254	—	—
Repayments of long-term debt	(345)	(387)	(256)
Payment of related party finance liability	(264)	(267)	(282)
Payment of contingent consideration	—	—	(823)
Payment of debt issuance costs	—	—	(170)
Increase (decrease) in related party payable	11,124	(758)	(36,941)
Issuance of shareholder loans receivable	(15,584)	(2,806)	—
Distributions to shareholders	(1,080)	(17,948)	—

Net cash provided by (used in) financing activities	5,902	(19,259)	9,300
Effect of exchange rate changes on cash and cash equivalents	1,356	94	867

(Decrease) increase in cash and cash equivalents	(16,333)	16,019	(16,777)
Cash and cash equivalents at beginning of year	38,994	22,661	38,680

Cash and cash equivalents at end of year	$22,661	38,680	21,903

See accompanying notes to consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2011, 2012, and 2013

(Amounts in thousands)

(1) Nature of Operations

TCP International Holdings Ltd. (TCP International or the Company), a holding company based in Switzerland, is owned 100% by its Chief Executive Officer (CEO) and his family (the Shareholders).

The Company designs, develops, and markets high quality, energy-efficient lighting products, and accessories to the commercial and industrial market and the retail market throughout North America, Asia, Europe, and Latin America. Additionally, the Company is an original manufacturer of similar products for other companies. The Company’s product line consists of a broad range of LED lamps, compact fluorescent lamps (CFLs), halogen lamps, linear fluorescent lighting, lighting fixtures, and many compact and linear fluorescent component parts and accessories.

The majority of the Company’s products are manufactured by its subsidiaries located in China. The Company’s wholly owned subsidiaries in China, and the related variable interest entity (VIE) described below, collectively are referred to as “TCP Asia” within these consolidated financial statements.

As further described in note 16, the Company sold one of its wholly owned subsidiaries to an entity owned and controlled by a shareholder of the Company in 2011. This sale has been reflected as discontinued operations in these consolidated financial statements.

(2) Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of TCP International and its wholly owned subsidiaries. The Company also consolidated a VIE in China, prior to its dissolution in December 2013, that it did not own but for which it was deemed to be the primary beneficiary. All intercompany transactions between TCP International and its consolidated subsidiaries and VIE have been eliminated in consolidation. See note 10 for further details regarding the Company’s VIEs.

Prior to September 2011, the Company owned 96.2% of the stock of an entity included within the Company’s consolidated financial statements with the remaining 3.8% owned by a shareholder of TCP International. During 2011, the shareholder contributed this 3.8% interest to the Company. Accordingly, up to the acquisition date, 3.8% of the net income and equity attributable to this entity were reflected as noncontrolling interests within the Company’s consolidated financial statements.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and assumptions affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reported consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the valuation of accounts receivable, inventory, goodwill, intangibles assets, and assumptions used in the calculation of useful lives for property, plant, and equipment, contingent liabilities, income taxes, and warranty reserves. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors. Management monitors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from management’s estimates.

(c) Fair Value Measurements

Financial assets and liabilities measured at fair value are classified using one or more of the following three valuation techniques:

Market approach—Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Cost approach—Amount that would be required to replace the service capacity of an asset (replacement cost).

Income approach—Techniques to convert future amounts to a single present amount based upon market expectations.

The hierarchy that prioritizes the inputs to valuation techniques used to measure fair value is divided into three levels based upon the assumptions (inputs) used to determine fair value as follows:

Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. As of December 31, 2012 and 2013, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring basis.

Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and short-term borrowings and loans are carried at historical costs, which approximate their fair value due to their relatively short-term maturities. The fair value of the Company’s long-term debt was $9,050 and $8,375 at December 31, 2012 and 2013, respectively. The fair value of the Company’s long-term debt is based on a discounted cash flow analysis that utilizes Level 2 inputs. These inputs include observable market-based interest rates on debt with similar creditworthiness, terms, and maturities.

(d) Revenue Recognition

The Company records revenue when the following recognition requirements are met; persuasive evidence of an arrangement exists; the products have been shipped or delivered to the customer and risk of loss has passed in accordance with the sales order; the sales price is fixed or determinable within the sales order; and collectibility is reasonably assured. All sales are final upon shipment or delivery of product to the customer, other than for normal warranty provisions. The Company collects use and value-added taxes imposed by government authorities on and concurrent with sales to the Company’s customers; sales are presented net of these taxes.

Provisions for returns, customer programs, and incentive offerings, including promotions and other volume-based incentives, are recorded as deductions to sales in the same period the sales are recorded. Rebate programs provide that upon the attainment of preestablished volume or revenue milestones for a specified period, the customer receives cash or credits against purchases. The Company estimates the provision for rebates based on the specific terms in each agreement at the time of shipment and an estimate of the customer’s achievement of the respective milestones. The Company accrues sales discounts, returns, and allowances based on historic experience.

(e) Shipping and Handling Costs

Amounts billed to customers that relate to shipping and handling of sales transactions are included within net sales. Shipping and handling costs incurred by the Company are recorded within cost of goods sold.

(f) Foreign Currency Translation

TCP International’s reporting currency is the U.S. dollar. For all subsidiaries, the local currency has been determined to be their functional currency, other than Hong Kong subsidiaries whose functional currency is the Chinese Yuan. The Company’s sales, costs and expenses, and assets and liabilities are exposed to fluctuations in foreign currency exchange rates as a result of its foreign operations. Assets and liabilities of the Company’s foreign operations are translated into U.S. dollars at current exchange rates, and income and expenses are translated using average exchange rates in effect during the period. Resulting translation adjustments from the subsidiary’s functional currency to the reporting currency are reported as a separate component of accumulated other comprehensive income in shareholders’ (deficit) equity. Gains or losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in income as incurred.

(g) Advertising

Advertising costs are expensed when incurred and totaled $869 in 2011, $1,736 in 2012, and $1,762 in 2013, and are included in selling, general, and administrative expenses.

(h) Research and Development Costs

Research and development costs are expensed as incurred and totaled $2,025 in 2011, $2,343 in 2012, and $3,618 in 2013. Such amounts include payroll costs related to individuals dedicated to the research and development of new products and are included in selling, general, and administrative expenses.

(i) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2012 and 2013, $37,305 and $21,635, respectively, of the Company’s cash and cash equivalents are held outside the United States. In addition, book overdrafts totaling $1,947 at December 31, 2013, are recorded within accounts payable. There were no book overdrafts at December 31, 2012.

(j) Restricted Cash

Restricted cash represents cash pledged as collateral against certain bankers’ acceptances issued to suppliers of TCP Asia. This cash is maintained in segregated bank accounts.

(k) Allowance for Doubtful Accounts

The Company evaluates the collectibility of accounts receivable based on (1) a percentage of sales related to historical loss experience and current trends and (2) for known events such as specific customer circumstances and changes in aging of accounts receivable. After all efforts at collection have been unsuccessful, the account is deemed uncollectible and written off.

(l) Inventories

Inventories are stated at the lower of cost or market with cost determined on the first-in, first-out basis. To the extent the Company determines it is holding excess or obsolete inventory, the inventory is written down to its net realizable value based on usage forecasts, open sales orders, and market conditions.

(m) Finance Receivables from Related Parties

Prior to the 2012 acquisitions of TCP B.V. and TCP do Brasil Importacao e Exportacao de Materiais Eletricos Ltda (TCP Brazil) as discussed in note 3, the Company provided financing in the form of cash and inventory advances to these distributors to fund their formation and working capital needs. Since their formation, the Company had informally communicated its intention to acquire these distributors upon the achievement of specified revenue growth targets. Payments on such receivables were received sporadically and the Company expressly permitted the distributors to defer payment of receivables beyond the Company’s customary trade terms to accommodate the distributor’s liquidity needs. Therefore, the substance of the Company’s relationship with these distributors was not one between a seller and a purchaser of goods, but rather a relationship in which the Company effectively made investments in the distributors by financing their working capital needs. The Company evaluated the collectibility of these receivables based on future cash flow projections and the business valuation for each distributor, taking into account the start-up nature of these distributors and their earnings growth potential. Based on this evaluation, the Company believed the receivables were fully collectible. The outstanding finance receivables were effectively settled as part of the acquisitions of these distributors in 2012.

The Company’s finance receivables also consists of a receivable from TCP Campus Drive LLC (TCP Campus), an entity owned in part by the Company’s CEO, that is due upon demand but not expected to be paid in full in the next 12 months. The Company believes this receivable is fully collectible, and therefore, no allowance is recorded as of December 31, 2012 or 2013.

(n) Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Additions and improvements to property, plant, and equipment that materially increase productive capacity or extend the life of an asset are capitalized. Maintenance, repairs, and minor renewals that do not extend the life of the assets are expensed as incurred. Upon retirement or other disposition of such assets, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain or loss is included in income. Depreciation is computed using the straight-line method at rates intended to amortize the cost of assets over their estimated useful lives as follows:

Buildings	20 – 40 years
Building and land improvements	15 years
Manufacturing equipment	3 – 10 years
Office furniture	3 – 10 years
Software and computer equipment	3 – 5 years

Depreciation of leasehold improvements is based upon the shorter of the term of the lease or useful life of the improvement.

(o) Land Rights

Land rights in China are recorded at cost. Land rights are amortized using the straight-line method over the term of their agreements of approximately 50 years and expire in years 2051 to 2057. Accumulated amortization of land rights was $840 and $944 at December 31, 2012 and 2013, respectively. Amortization expense for land rights was $127 in 2011, $101 in 2012, and $104 in 2013, and is anticipated to be consistent in future annual periods.

(p) Deferred Costs

Deferred costs represent the unamortized value of royalty payments the Company is obligated to make under a license agreement that grants the Company nonexclusive, nontransferable, rights to certain third party intellectual property. Amortization of the deferred costs is computed based on projected sales containing the licensed intellectual property over the 15-year term of the license agreement and is included as a component of cost of sales in the consolidated statements of operations.

(q) Goodwill

The Company records as goodwill the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. The Company tests all existing goodwill at least annually for impairment on a reporting unit basis as of October 1. The Company’s reporting units are defined based on the geographic regions of North America, Latin America, Europe, and Asia. Only the Company’s Latin America reporting unit contains goodwill at December 31, 2012 and 2013. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company concludes it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a two step impairment test is performed. The Company performed a qualitative assessment of goodwill and determined that it is not more likely than not that the fair value of its reporting units is less than the carrying amount. Factors considered in the qualitative assessment were revenue growth and related earnings, competitive environment, and industry trends. Accordingly, no impairment loss was recorded for the years ended December 31, 2012 or 2013.

(r) Other Intangible Assets

The major components of the Company’s identifiable intangible assets are customer relationships and a noncompete agreement. Finite-lived intangible assets are amortized based on expected net cash flows. The useful lives of finite-lived intangible assets range from two to eight years.

(s) Impairment of Long-lived Assets

Long-lived assets, including land rights, deferred costs, and finite-lived intangible assets, are reviewed for impairment when events or circumstances indicate costs may not be recoverable. Impairment exists when the carrying value of the asset is greater than the pretax undiscounted future cash flows expected to be provided by the asset. If impairment existed, the asset would be written down to its fair value. Fair value is determined through the calculation of the pretax present value of future cash flows expected to be provided by the asset. There was no impairment of long-lived assets recognized in 2011, 2012, or 2013.

(t) Income Taxes

Deferred tax assets and liabilities are recognized under the asset and liability method based upon the difference between the amounts reported for financial reporting and tax purposes. These deferred taxes are recognized by applying enacted tax rates in effect in the years in which the differences between the financial reporting and tax basis of existing assets and liabilities are expected to reverse. The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. In making such determination, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and recent financial results of operations.

The calculation of the Company’s provision for income taxes involves the interpretation of complex tax laws and regulations. Tax benefits for certain items are not recognized unless it is more likely than not that the Company’s position will be sustained if challenged by tax authorities. Tax liabilities for other items are recognized for anticipated tax contingencies based on the Company’s estimate of whether additional taxes will be due. Interest and/or penalties related to income tax matters are recognized, on such items, as a component of income tax expense.

(u) Earnings Per Share

Basic net income per share is computed by dividing net income attributable to TCP International shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income attributable to TCP International shareholders by diluted weighted average shares outstanding. As there are no potential dilutive shares outstanding in 2011, 2012, or 2013, basic and diluted net income per share is the same for all periods presented.

(v) Recently Issued Accounting Pronouncements

Accounting Standards Adopted in 2013

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) issued 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. The standard requires companies to present (either on the face of the consolidated financial statements or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. This ASU is effective for annual and interim period beginning after December 15, 2012. The adoption of this pronouncement did not have an impact on the consolidated financial statements of the Company.

Accounting Standards Not Yet Adopted

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The objective of this ASU is to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 31, 2013. The adoption of this pronouncement is not expected to have an impact on the consolidated financial statements of the Company.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). The ASU provides guidance regarding the presentation in the statement of financial position of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryfoward exists. The ASU generally provides that an entity’s unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The ASU applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this pronouncement is not expected to have a material impact on the consolidated financial statements of the Company.

(3) Acquisitions

On March 6, 2012, the Company entered into a purchase agreement to buy 100% of the shares of TCP B.V. for an initial cash payment of $1,059, the settlement of finance receivables of $6,606, plus additional cash consideration of up to $924 contingent upon the achievement of specified sales targets by July 2014. The purchase was consummated on June 8, 2012. The fair value of the contingent consideration arrangement of $703 was estimated based on an option pricing approach that utilizes Level 3 inputs. Key assumptions included a discount rate of 16.7% and forecasted revenues for TCP B.V. The effect of a 1.0% change in discount rates would have had an immaterial impact on the fair value of contingent consideration. Subsequent to the acquisition date, the Company amended the contingent consideration arrangement to a fixed settlement arrangement. The first settlement payment of $442 was paid in January 2013 and the final settlement payment of $381 was paid in August 2013. TCP B.V.’s financial results are included in these consolidated financial statements beginning as of June 8, 2012.

On July 2, 2012, the Company acquired 100% of the shares of TCP Brazil for $100 and the settlement of the finance receivable of $289. TCP Brazil’s financial results are included in these consolidated financial statements beginning as of July 3, 2012. The goodwill recognized in the acquisition consists of expected synergies from combining the operations of the Company and TCP Brazil. The goodwill recognized is not deductible for income tax purposes.

The following tables summarize the consideration for TCP B.V. and TCP Brazil, and the allocation for the amounts of assets acquired and liabilities assumed at the acquisition dates:

	TCP B.V.	TCP Brazil
Consideration:
Cash	$1,059	100
Settlement of finance receivables	6,606	289
Contingent consideration	703	—

Total consideration	$8,368	389

	TCP B.V.	TCP Brazil
Recognized amounts of identified assets acquired and liabilities assumed:
Cash	$2,754	5
Inventory	881	74
Accounts receivable and other assets	2,257	50
Customer relationships	3,430	70
Noncompete agreements	260	—
Goodwill	—	209
Liabilities assumed	(1,144)	(19)
Net deferred tax liabilities	(70)	—

Total identifiable net assets	$8,368	389

Total acquisition costs in 2012 were $70, which is reflected in selling, general, and administrative expenses in the consolidated statements of comprehensive income (loss).

The following table sets forth unaudited pro forma consolidated net sales and net income (loss) attributable to TCP International for the years ended December 31, 2011 and 2012, as if the acquisitions of TCP B.V. and TCP Brazil were consummated with the same terms on January 1, 2011. Supplemental pro forma earnings for the year ended December 31, 2011 were adjusted to include charges for fair value adjustments related to intangible asset amortization and acquisition costs. Supplemental pro forma earnings for the year ended December 31, 2012 were adjusted to include charges for fair value adjustments related to intangible assets and exclude acquisition costs. Supplemental pro forma earnings were adjusted in both periods to reflect the recognition of after-tax profits on sales between the Company and TCP B.V. and TCP Brazil that were previously deferred based on the method of revenue recognition disclosed in note 2.

	2011	2012
Net sales	$277,320	363,281
Net income (loss) attributable to TCP International	3,459	(7,933)
Net income (loss) per share attributable to TCP International-basic and dilutive	0.02	(0.04)

(4) Restructuring Charges

In October 2012, the Company initiated the restructuring of its European operations to improve profitability. The Company recorded restructuring charges of $424 in 2012, which represent expenses directly related to the restructuring that do not provide future economic benefit. These charges primarily consist of employee termination costs, professional and legal fees, and contract terminations costs and are included in selling, general, and administrative expense in the consolidated statements of comprehensive income (loss). The liabilities related to the restructuring are included in other current liabilities in the consolidated balance sheet as of December 31, 2012. In 2013, the Company did not incur any restructuring charges and fully settled all outstanding liabilities associated with the restructuring of its European operation.

Restructuring accrual activity, combined as set forth in the Company’s consolidated statements of comprehensive income (loss), is summarized below:

	Year ended December 31, 2012		December 31, 2012
	Expense	Payments	Liability
Severance costs	$270	14	256
Other termination costs	154	84	70

Total restructuring charges	$424	98	326

	Year ended December 31, 2013		December 31, 2013
	Expense	Payments	Liability
Severance costs	$—	256	—
Other termination costs	—	70	—

Total restructuring charges	$—	326	—

(5) Allowance for Doubtful Accounts

A reconciliation of the allowance for doubtful accounts for 2011, 2012, and 2013 is as follows:

	2011	2012	2013
Balance at beginning of year	$957	866	1,370
Bad debt expense	172	612	317
Write-offs, net of recoveries	(263)	(108)	(208)

Balance at end of year	$866	1,370	1,479

(6) Inventories

Inventories consisted of the following at December 31:

	2012	2013
Raw materials	$10,094	20,005
Work in process	17,178	11,630
Finished goods	49,713	87,842

Total inventories	$76,985	119,477

(7) Property, Plant, and Equipment

Property, plant, and equipment, net consisted of the following at December 31:

	2012	2013
Land and land improvements	$766	766
Buildings and building improvements	47,725	57,476
Manufacturing equipment	38,611	42,527
Office furniture and computer equipment	10,373	12,335
Construction in process	4,187	461

	101,662	113,565
Less accumulated depreciation	(31,570)	(39,007)

Total property, plant, and equipment, net	$70,092	74,558

Depreciation expense was $6,612 in 2011, $6,723 in 2012, and $7,338 in 2013. Property, plant, and equipment at December 31, 2012 and 2013 include assets recorded under capital leases with a cost basis of $10,476 and $10,536, and accumulated depreciation of $2,648 and $3,132, respectively.

The Company owns certain properties in China, for which the Company has not obtained the title ownership certificates. For the properties without title ownership certificates, there are either no legal impediments to obtaining the title ownership certificates, the buildings are ancillary buildings that do not have a material effect on the Asian subsidiaries’ operations, or the Asian subsidiaries obtained a confirmation letter from the relevant governmental authority stating that it will not dismantle the buildings as long as the relevant Asian subsidiaries are in operation.

(8) Goodwill and Intangible Assets, net

The carrying amount of goodwill is summarized as follows:

	2012	2013
Balance at beginning of year	$—	212
Arising in business combinations	209	—
Foreign currency effect	3	(28)

Balance at end of year	$212	184

Goodwill is included in other long-term assets within the consolidated balance sheets.

Finite-lived intangible assets are summarized as follows:

	December 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$3,715	(270)	3,445
Noncompete agreement	276	(70)	206

Total intangible assets	$3,991	(340)	3,651

	December 31, 2013
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$3,565	(592)	2,973
Noncompete agreement	265	(245)	20

Total intangible assets	$3,830	(837)	2,993

Amortization expense for intangible assets subject to amortization was approximately $330 and $700 for the years ended December 31, 2012 and 2013, respectively. No amortization expense for intangible assets was recorded in 2011. Future amortization expense is expected to be $484 in 2014 and $464 in each of the years thereafter through 2018.

(9) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at December 31:

	2012	2013
Accrued payroll and related expenses	$21,755	26,400
Accrued legal settlements	5,940	8,694
Accrued rebates	3,890	5,131
Income taxes payable	3,513	4,456
Accrued product warranties	1,046	976
Other	16,893	16,882

Total accrued expenses and other current liabilities	$53,037	62,539

(10) Variable Interest Entities

Consolidated VIE

The wife of a shareholder owns 100% of the stock of Zhenjiang Fengxin Electronic Equipment Co., Ltd. (ZFX) in China. Through 2011, ZFX assembled inventory for the Company’s Asian operations with all of the revenues and income of this entity derived from transactions with the Company. ZFX did not have the management resources or expertise to manage day-to-day operations or strategic objectives. All such management responsibilities have been performed by the management of TCP Asia for no additional compensation. Since the Company controls the activities of ZFX and the Company is exposed to losses from ZFX through its intercompany accounts receivable, the Company is deemed to be the primary beneficiary. As the Company controlled all of the economic activity of ZFX, the results of this VIE are presented as attributable to TCP International. Additionally, ZFX had no impact on net sales or net income since all sales and profits related to intercompany transactions, including transactions with the VIE, are eliminated in consolidation.

At the beginning of 2012, the Company ceased assembly business with ZFX, and the entity had minimal financial activity. In 2013, the shareholders of ZFX formally dissolved the entity, resulting in income to ZFX from the forgiveness of intercompany and third party liabilities. The assembly of the lighting components previously performed by ZFX is performed through wholly owned subsidiaries of TCP International. As a result of the dissolution of ZFX, the Company realized a net gain of $272 from the forgiveness of third party liabilities.

The following is a summary of the assets, liabilities, sales, and net income (loss) for ZFX. The assets of this entity consisted primarily of cash and leasehold improvements, and the liabilities consisted primarily of accounts payable (including intercompany accounts payable). There were no restrictions limiting the use of the entity’s assets.

	2011	2012	2013
Current assets	$754	7	—
Long-term assets	20	19	—
Due to TCP International	2,605	2,017	—
Current liabilities	1,187	1,066	—
Net sales	4,314	—	—
Net income (loss)	2,402	(35)	3,092

Unconsolidated VIEs

TCP Campus was formed in 2005 to purchase, construct, and own the new warehouse and office space in Aurora, Ohio utilized by the Company. TCP Campus is owned 100% by the CEO and his family. TCP Campus’s initial funding included a loan for $3,300 from the Company and a nominal equity contribution by the equity owner. In determining the primary beneficiary of TCP Campus, the Company gave greater consideration to the legal form of ownership that grants control over TCP Campus to the equity owners. The Company’s outstanding loan receivable from TCP Campus, representing its maximum exposure to loss was $2,453 and $1,915 at December 31, 2012 and 2013, respectively. This receivable is recorded within finance receivables from related parties.

TCP B.V. was formed in 2009 to serve as the Company’s distributor in the European market and business activities began in 2010. TCP B.V. was owned 100% by the Cremer Group B.V., which was wholly owned by an unrelated third party. TCP B.V.’s initial funding included a loan for $947 from the Company along with an equity contribution of $25 from the equity owner. In determining the primary beneficiary of TCP B.V., the Company gave greater consideration to the legal form of ownership that grants exclusive control over TCP B.V. to the equity owner. However, the Company was able to exert significant influence over TCP B.V. through its financing and product development support and, therefore, was considered a related party for financial reporting purposes. On June 8, 2012, the Company acquired 100% of the shares of TCP B.V.

TCP Brazil was formed in 2010 to serve as the Company’s distributor in the Latin American market and business activities began in 2011. TCP Brazil was 100% owned by an unrelated third party. TCP Brazil’s initial funding included a loan for $60 from the Company along with an equity contribution of $24 from the equity owner. In determining the primary beneficiary of TCP Brazil, the Company gave greater consideration to the legal form of ownership that grants control over TCP Brazil to the equity owner. However, the Company was able to exert significant influence over TCP Brazil through its financing and product development support and, therefore, was considered a related party for financial reporting purposes. On July 2, 2012, the Company acquired 100% of the shares of TCP Brazil.

(11) Financing Agreements

Debt consisted of the following at December 31:

	2012	2013
Short-term loans:
Revolving line of credit, LIBOR rate loans	$20,000	25,000
Revolving line of credit, prime rate loans	2,827	2,136
Short-term bank loans	49,638	95,215

	72,465	122,351

Long-term debt:
Financing liability	8,054	7,770
Capital leases	205	139
Note payable	133	46
Mortgage note payable	131	87

	8,523	8,042

Total debt	80,988	130,393
Less short-term portion of all debt	(72,998)	(122,840)

Long-term portion	$7,990	7,553

Revolving Line of Credit: The revolving line of credit agreement provides borrowings up to $40,000 maturing July 25, 2018. Borrowings under the revolving line of credit agreement are limited based on certain percentages of eligible accounts receivable and inventory and are collateralized by substantially all of the assets of the Company’s U.S. and Canadian subsidiaries. Additionally, the Company is required to maintain a lockbox for the collection of its accounts receivable; the proceeds of which may be applied against outstanding borrowing at the discretion of the lender. The remaining borrowing capacity under the revolving line of credit was $12,864 at December 31, 2013. The Company has the ability to issue up to $2,000 in letters of credit, which would reduce the borrowing capacity under the credit facility. There were no letters of credit outstanding at December 31, 2012 or 2013.

The interest rate related to borrowings under this agreement is at the Company’s option of London Interbank Offered Rate (LIBOR) loans, with interest due at LIBOR plus the Applicable Margin, or prime rate loans, with interest due at the bank’s prime rate plus the Applicable Margin (prime rate and Applicable Margin are each defined in the revolving line of credit agreement). These rates are subject to an interest rate matrix based on TCP North America’s fixed charge coverage ratio. Interest on the LIBOR rate loans and prime rate loans was 3.21% and 5.25%, respectively, at December 31, 2012. Interest on the LIBOR rate loans and prime rate loans was 3.42% and 5.50%, respectively, at December 31, 2013. Additionally, a commitment fee of 0.38% per annum is due quarterly for any unused capacity under the revolving credit line.

The revolving line of credit agreement contains certain restrictive covenants that, among other things, limits additional indebtedness, restricts nontax related distributions and capital expenditure levels, and requires TCP North America to maintain a specified fixed charge coverage ratio. Additionally, the agreement requires that the aggregate intercompany payable from TCP North America to TCP Asia never be less than $33,000. As of December 31, 2013, the Company was in compliance with the financial and other covenants in its debt agreements.

Short-term Bank Loans: These loans are comprised of various short-term notes with various financial institutions in China with maturities ranging from January 2014 to November 2014. The original term for all of the notes was one year or less. Such loans are generally rolled over for an additional 12 months upon maturity. The weighted average interest rate on these loans as of December 31, 2012 and 2013 was 6.5% and 3.6%, respectively. Accounts receivable of TCP Asia totaling $13,900 and $20,520 at December 31, 2012 and 2013, respectively, are pledged as collateral against certain of these loans.

Short-term notes totaling $30,150 are guaranteed by a shareholder of the Company through October and November of 2014. The Company obtained a letter from the shareholder confirming that the shareholder will continue to guarantee these short-term notes as necessary through December 31, 2014.

Financing Liability: In April 2007, the Company entered into a 15-year lease agreement with TCP Campus requiring annual payments of $846, including interest at 6.1%. As the Company was deemed the owner of the leased building for accounting purposes during the construction period, the construction costs associated with the building and a corresponding financing liability were recorded. Due to the Company’s continuing involvement with TCP Campus, the Company was precluded from derecognizing the constructed assets and financing liability following the completion of construction. Capital improvements made to the building increase the amount of the financing liability outstanding and a portion of the rental payments reduce the outstanding principal.

Capital Leases: The Company entered into certain capital leases with initial terms ranging from three to five years maturing at various dates through April 2017. Payments are due monthly under these leases with interest at approximately 8.0%.

Note Payable: In May 2011, the Company issued a note payable for various enterprise software and support. The note, which is unsecured, is payable in quarterly installments of $24, including interest at a rate of 6.67%, through April 2014.

Mortgage Note Payable: The Company has a mortgage note payable in 180 monthly payments of $4, which includes interest at a rate of 5.4%, through December 2015. This note is collateralized by a warehouse facility and is guaranteed by the Company’s CEO. The net book value of the warehouse facility was $1,897 and $1,820 at December 31, 2012 and 2013, respectively.

The following is a summary of aggregate maturities of long-term debt at December 31, 2013 for each of the next five years and thereafter:

Year ending December 31:
2014	$489
2015	383
2016	357
2017	370
2018	386
Thereafter	6,057

Total	$8,042

(12) Income Taxes

Income (loss) from continuing operations before income taxes based on geographic location to which such earnings are attributable for 2011, 2012, and 2013 are provided below:

	2011	2012	2013
United States	$1,696	(23,657)	1,318
Non U.S.	5,761	14,716	11,516

Income (loss) from continuing operations before income taxes	$7,457	(8,941)	12,834

Income tax expense (benefit) from continuing operations for 2011, 2012, and 2013 consists of the following:

	2011	2012	2013
Current:
United States—Federal	$1,119	1,754	347
United States—State and Local	43	216	53
Foreign	3,123	8,028	7,093

Total current	4,285	9,998	7,493

Deferred:
United States—Federal	(531)	(9,362)	43
United States—State and Local	—	(1,230)	5
Foreign	42	(2,144)	(2,879)

Total deferred	(489)	(12,736)	(2,831)

Income tax expense (benefit) from continuing operations	$3,796	(2,738)	4,662

The differences between income taxes computed using the U.S. federal statutory income tax rate of 35% and the income tax expense (benefit) from continuing operations are as follows:

	2011	2012	2013
U.S. federal income tax expense (benefit) at statutory rate	$2,611	(3,129)	4,492
Rate difference on foreign income	(992)	(2,279)	(1,892)
Permanent differences	1,208	541	1,656
Increase (decrease) in valuation allowance	144	1,959	(502)
Uncertain income tax positions	797	829	877
State and local, net of federal benefit	28	(659)	38
Other	—	—	(7)

Income tax expense (benefit) from continuing operations	$3,796	(2,738)	4,662

Significant components of the Company’s deferred tax assets and liabilities at December 31 are as follows:

	2012	2013
Deferred tax assets:
Bad debt reserve	$282	406
Inventory provision	3,176	7,585
Accrued liabilities	12,075	10,276
Property, plant, and equipment	487	839
Intangible assets	—	245
Net operating loss carryforwards	4,922	3,034

Total deferred tax assets	20,942	22,385

Deferred tax liabilities:
Intangible assets	(896)	—
Property, plant, and equipment	(444)	(582)
Other	(825)	(461)

Total deferred tax liabilities	(2,165)	(1,043)
Valuation allowance	(3,714)	(3,338)

Net deferred tax assets	$15,063	18,004

Net operating loss carryforwards by location at December 31, 2013 are as follows:

	Loss carryforward	Expiration
Asia	$7,207	2014 – 2019
Europe	5,459	2018 – 2021
South America	147	No expiration

A valuation allowance has been provided against loss carryforwards when the benefit from these losses is not expected to be realized. The changes in the valuation allowance for deferred tax assets are as follows:

	2011	2012	2013
Balance at beginning of year	$1,604	1,749	3,714
Additions, primarily related to operating losses	887	1,959	574
Utilization of operating loss carryforwards	(743)	—	(1,076)
Expiration of operating loss carryforwards	—	—	(74)
Sale of subsidiary	(80)	—	—
Foreign currency effect	81	6	200

Balance at end of year	$1,749	3,714	3,338

Deferred taxes have not been provided for the undistributed earnings of the Company’s subsidiaries (primarily, TCP Asia) of approximately $45,550 and $82,232 at December 31, 2012, and 2013, respectively as it is the Company’s policy to indefinitely reinvest these earnings. Determination of the amount of unrecognized deferred tax liability related to these undistributed earnings is not practicable.

Accounting for Uncertainty in Income Taxes

The Company only recognizes the economic benefit associated with a tax position taken or expected to be taken if it is more likely than not that a tax position ultimately will be sustained. These unrecognized benefits have been recorded within long-term income taxes payable based on management’s estimate of when these liabilities will be settled. The changes in long-term income taxes payable for uncertain income tax positions are as follows:

	2011	2012	2013
Balance at beginning of year	$3,121	5,139	5,980
Additions for current year tax positions	1,351	—	—
Interest accrued on uncertain tax positions	476	829	877
Foreign currency effect	191	12	186

Balance at end of year	$5,139	5,980	7,043

In the event these uncertain positions do not result in a tax liability to the Company, the reversal of the liability in a future period would benefit the effective income tax rate by $7,043. Interest and penalties of $476, $829, and $877 were recorded in 2011, 2012, and 2013, respectively, as income tax expense.

The Company files tax returns in the U.S. federal jurisdiction and in many state and foreign jurisdictions. Since TCP U.S. was an S Corporation through December 30, 2010, all U.S. federal income tax matters and significant state tax matters for 2010 and prior are the responsibility of the former shareholders. However, the Company has indemnified the former shareholders of TCP U.S. for the years in which TCP U.S. was an S Corporation. The Company currently is under audit for its 2011 U.S. federal tax return. The Company no longer is subject to U.S. federal, state and local or foreign tax examinations for years before 2008.

(13) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions and limits the amount of credit exposure to any one institution. Net sales to one customer accounted for 35% of consolidated net sales in 2011 and two customers accounted for 39% and 44% of consolidated net sales in 2012 and 2013, respectively. No customer exceeded 10% of total accounts receivable as of December 31, 2012. One customer accounted for 11% of total accounts receivable as of December 31, 2013. The Company does not have any off-balance-sheet credit exposure related to its customers.

(14) Commitments and Contingencies

Product Warranties: The Company provides a limited warranty to end users of its products. Warranties are based on usage and are of varying lengths generally ranging from one to nine years from the date of purchase. Warranties cover defects in materials and workmanship. The Company has various options for remedying product warranty claims including, at the Company’s option, repairing or replacing the product. The Company accrues for all product warranties at the time of sales, based upon historical data and specific known or anticipated nonproduct-related costs. A reconciliation of the warranty reserve (included within other current liabilities) is as follows:

	2011	2012	2013
Balance at beginning of year	$775	1,025	1,046
Provision for warranties during the year	908	566	738
Settlements made during the year	(658)	(545)	(808)

Balance at end of year	$1,025	1,046	976

Operating Leases: The Company leases certain office and manufacturing facilities and office equipment under operating leases. Rent expense under operating leases was $1,024 in 2011, $1,140 in 2012, and $1,244 in 2013. Future minimum lease payments under noncancelable operating leases as of December 31, 2013 are as follows:

2014	$1,416
2015	1,356
2016	1,254
2017	1,270
2018	710
Thereafter	227

Total	$6,233

Legal Matters

GEO Foundation Ltd.

In July 2004, TCP entered into an exclusive license agreement with the Geo Foundation, Ltd (Geo), which holds patents of certain compact fluorescent lamps through 2018. Under the terms of the agreement, TCP was required to pay Geo a royalty based upon sales of such products. In June 2006, a federal court ruled that certain of the patents underlying the license agreement were unenforceable due to inequitable conduct on behalf of the licensor. This decision was affirmed by the U.S. Federal Circuit Court of Appeals in October 2007 and the U.S. Supreme Court in June 2008. As a result of the court rulings, TCP believed that it was not contractually obligated to pay royalties under this agreement and, therefore, did not accrue or pay any royalties for 2006 or any subsequent period. In December 2010, the licensor initiated arbitration under the terms of the license agreement seeking payment, plus late payment fees and interest, for royalties from 2006 through the current date. The arbitrator issued a final award in April 2013, finding TCP liable for royalties due under the license agreement for the period of January 1, 2006 through January 23, 2008, plus a late payment charge. In July 2013, TCP entered into a settlement agreement with Geo whereby TCP agreed to make scheduled payments of $5,490 in 2013, $3,175 in 2014, $3,175 in 2015, $1,847 in 2016, $3,693 in each year from 2017 through 2020, and $1,847 in 2021. As a result of the settlement, Geo has also released TCP as to future litigation and liability related to TCP’s use of the patents identified in the license agreement. Using a discounted imputed interest rate of 3.9%, the Company has recorded a liability of $27,000 as of December 31, 2012. As of December 31, 2013, the liability was $21,870.

Philips Solid-State Lighting Solutions, Inc.

In October 2012, the Company instituted litigation against Koninklijke Philips Electronics N.V. relating to alleged infringement of certain LED lighting-related patents. The defendant later substituted the named defendant for Philips Solid-State Lighting Solutions and U.S. Philips Corp. (collectively, Philips). In 2013, the parties conducted discovery, exchanged noninfringement contentions, and filed briefs as to the validity of Philips’ patents-in-suit. In December 2013, the Company and Philips entered into a settlement agreement, without admission of liability, providing for the dismissal of the litigation (the Settlement Agreement). As part of the Settlement Agreement, the Company entered into a patent license agreement with Philips granting the Company a nonexclusive, nontransferable, indivisible license on certain LED patents, effective from December 2013 through December 2028. In exchange, the Company agreed to pay $4,000 in 2013, $5,000 in 2014, $5,000 in 2015, $5,000 in 2016, and $3,500 in 2017 to Philips.

The Company identified the settlement of litigation regarding the prior use of Philips’ patents and the future use of Philip’s patent license portfolio as elements of the arrangement for accounting purposes. The Company valued each element of the arrangement and allocated the consideration paid to each element using relative fair values. To determine the consideration value, the Company discounted the payments using an imputed interest rate of 5.0% for a value of $20,564. The fair value of the license agreement was calculated by applying a market royalty rate, utilizing level 2 inputs, to the historical revenue and expected future revenue generated from the products associated with the license portfolio. The market royalty rate was based on the rate charged by Philips within their existing license programs related to LED technology. Based on the relative fair values of each element, $1,832 of the consideration was allocated to the settlement of litigation and expensed in 2013 and $18,732 of the consideration was allocated to the future use of Philip’s patent license portfolio and recorded on the Company’s consolidated balance sheets as a deferred costs. Amortization of the deferred costs is computed based on projected sales containing the licensed intellectual property over the 15-year term of the license agreement and is included as a component of cost of sales in the consolidated statements of operations.

GE Lighting Solutions, LLC

In January 2013, GE Lighting Solutions, LLC filed a lawsuit in the U.S. District Court for the Northern District of Ohio, naming the Company as a defendant. The litigation alleges that TCP, by importing, making, selling, offering to sell, and/or using eleven specific LED lamps, infringed on two GE patents related to the design of the LED lamp heat dissipation apparatus. To date, GE has not specified a monetary claim for damages from TCP for alleged unpaid royalties related to the use of GE patents. TCP continues to seek a business resolution to this dispute. Based on negotiations conducted with GE in 2013, the Company has recorded a liability of $1,200 at December 31, 2013, for the probable resolution of this matter. The Company believes that it is reasonably possible that the settlement of this matter may exceed the recorded liability as GE has taken a position, during early, informal settlement discussions that could lead to a claim for royalties up to $8,400.

Other Legal Matters

In September 2010, the Company was named as a defendant in a patent infringement case styled Tele-Cons, Inc. et al.v. General Electric Co., et al. The plaintiffs claimed damages in the amount no less than a reasonable royalty, including reasonable attorney’s fees and costs, and expenses arising out of alleged willful infringement of two U.S. patents for importing and selling certain of the Company’s dimmable compact fluorescent light bulbs. In December 2012, the Company entered into a settlement with the plaintiffs for $100, which was paid in full in 2012. As a result of the settlement, the plaintiffs have entered into releases of TCP as to future litigation and liability related to TCP’s use of the patents identified in the license agreement.

In January 2012, the Company was named, along with other competitors, as a respondent in a complaint filed with the United States International Trade Commission, or USITC, by Andrzej Bobel and Neptun Light, Inc. The complaint concerned certain dimmable compact fluorescent lamps and products containing such bulbs and alleges violation of Section 337 of the Tariff Act of 1930 in the importation of those products based on alleged infringement of a certain U.S. patent. In May 2013, the Company entered into a settlement agreement of both matters whereby Andrzej Bobel and Neptun Light, Inc. agree to forego its right to pursue future litigation related to all patents and rights held by Andrzej Bobel and Neptun Light, Inc. in consideration for a payment of $450. As of December 31, 2012, the Company recorded a liability of $450 for the settlement amount, which was paid in full in 2013.

Additionally, in the normal course of business, the Company is subject to various other legal claims, actions, and complaints. The Company has recorded a liability for certain asserted claims that the Company believes are probable and estimable of $210 and $155 as of December 31, 2012 and 2013, respectively.

The Company records a liability when it believes that it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company evaluates developments in on-going legal matters that could affect the amount of liability that has been previously accrued at each reporting period, and makes adjustments as appropriate. The Company expenses legal fees in the period in which they are incurred. Although the Company believes it has substantial defenses in these various matters, litigation is inherently unpredictable, and excessive verdicts do occur. The Company could incur judgments or enter into settlements of claims in the future that could have a material adverse effect on its results of operations, financial position, and cash flows in any particular period.

Other Matters: The Company has unpaid indirect taxes outstanding in China that were assumed as part of a prior acquisition of one of its subsidiaries. Based on current tax regulations in China, the Company may be liable for interest on the unpaid tax balance. At December 31, 2013, the Company believes it is reasonably possible that up to $3,891 of interest could be assessed for these unpaid taxes. As the amount of any future interest payments cannot be determined with precision, no liability has been recorded as of December 31, 2013.

(15) Employee Benefit Plan

The Company maintains a tax-qualified 401(k) savings plan for all eligible employees in the United States. The plan allows eligible employees to contribute a portion of their pretax earnings up to the statutory limit prescribed by the Internal Revenue Service. TCP U.S. matches 50% of participant contributions made to the plan up to 6% of the participant’s compensation. Company matching contributions were $206 in 2011, $237 in 2012, and $291 in 2013.

(16) Related Party Transactions

A summary of related party transactions were as follows:

	2011	2012	2013
Transactions:
Rent expense	$209	212	215
Interest expense on financing liability	507	503	486
Sale of discontinued operation to shareholders	27,280	—	—
Forgiveness of shareholder loans receivable	—	—	46,724

Finance receivables from related parties: In 2012, the Company had inventory advances of $337 with TCP B.V. In 2011, the Company had cash and inventory advances to TCP B.V. of $2,286, net of payments received, and inventory advances to TCP Brazil of $159.

The Company has a noninterest-bearing loan due from TCP Campus of $2,453 and $1,915 at December 31, 2012, and 2013, respectively. This loan is due on demand by the Company, but repayment is not expected within the next 12 months.

Related party payables: These are noninterest-bearing advances made to the Company from shareholders, affiliates, and family members of the shareholder of the Company.

Shareholder loans receivable: This balance represents U.S. dollar denominated, noninterest-bearing loans made by certain entities of TCP Asia to shareholders of the Company. The receivables are recorded on a gross basis as there is no legal right offset against the related party payables. The Company issued additional loans to its shareholders of $15,584 and $2,806 in 2011 and 2012, respectively. In December 2013, the total amount of shareholder loans receivable outstanding of $46,724 were forgiven by the Company. The shareholder loan balance historically was recorded as a reduction of equity in the consolidated balance sheets and, therefore, the forgiveness was recorded as a direct charge to equity.

Other related party transactions: The Company leases warehouse and office space in the United States and China from related parties owned by the Company’s shareholders or members of their family.

In December 2013, the Company sold a building of one of its Chinese subsidiaries to an entity owned and controlled by a shareholder of the Company for $673. The sale resulted in a financial statement gain of $302, equal to the difference between the cost basis of the asset and the purchase price. This gain was recorded, net of tax of $55, as a direct contribution to equity since the transaction was between entities under common control.

Discontinued operations: In August 2011, the Company sold the stock of one of its Chinese subsidiaries to an entity owned and controlled by a shareholder of the Company for $27,280, equal to the tax basis of the Company’s investment in this subsidiary. This subsidiary’s principal business is unrelated to the Company. The sale resulted in a financial statement loss of $9,433, equal to the difference between the cost basis of the net assets and the purchase price. This loss was recorded as a direct charge to equity since the transaction was between entities under common control. The Company settled this transaction in a noncash manner by offsetting the amount due from the shareholder resulting from this sale against payables the Company had to the shareholders. The Company will have no continuing activity with this entity, and accordingly, it has been reflected as discontinued operations in the accompanying consolidated financial statements. There was no tax benefit allocated to discontinued operations since this entity had historical losses with no tax benefit recorded.

Related party VIEs: As further described in note 10, the Company historically consolidated an entity in Asia that was owned and controlled by the family members of a shareholder since the Company was the primary beneficiary. This entity was dissolved in December 2013.

Stock purchase agreement: On February 29, 2012, the principal shareholders of the Company, who are also family members, entered into a Stock Purchase Agreement whereby one shareholder will transfer 23,026 shares of common stock in the Company to the other shareholder for nominal value. The consummation of the transfer of common shares contemplated by the Stock Purchase Agreement is conditioned upon the occurrence of certain events, which are not expected to be satisfied prior to December 31, 2014. Although the conditions are not expected to be satisfied prior to December 31, 2014, the conditions may be waived by the selling shareholder and also may be deemed to be satisfied under certain circumstances described in the Stock Purchase Agreement. Since this agreement was amongst only the Company’s shareholders who are immediate family members, it had no impact on the Company’s consolidated financial statements.

Indemnification Agreement: In 2011, TCP U.S. entered into a Tax Indemnity Agreement with the former shareholders of TCP U.S., pursuant to which it has agreed to make cash payments to the former shareholders in the event that they incur additional federal, state, or local income taxes as the result of a tax audit or other judicial proceedings affecting TCP U.S. for the years in which it was an S Corporation (2009 and 2010). Although the Company cannot reasonably estimate its maximum potential loss under the indemnification agreement, the Company does not believe the outcome of an examination for any of the open tax years would have material adverse effect on its results of operations, cash flows, or financial position. As of December 31, 2013, the Company did not have any material indemnification claims that were probable or reasonably possible.

(17) Supplemental Cash Flow Information

Supplemental cash flow information:

	2011	2012	2013
Cash paid for:
Interest	$4,154	4,892	5,521
Income taxes	2,382	7,736	6,452
Noncash activities:
Noncash deferred costs from litigation settlement	—	—	16,564
Acquisition of equipment with capital and financing leases	626	118	59
Purchase of property and equipment included in accounts payable	6,067	11,731	9,603
Forgiveness of shareholder loans	—	—	46,724
Noncash advance of inventory to related parties	5,639	337	—

(18) Segment and Geographic Information

The Company operates as a single reportable segment. The chief operating decision maker reviews financial information on a consolidated basis for purposes of allocating resources and assessing performance. Revenue is attributed to geographic areas based on the location of the customer. Net sales and property, plant, and equipment by geographic area and net sales by product line are presented below:

	2011	2012	2013
Net sales by geographical area:
United States	$230,668	306,958	337,392
Canada	6,280	10,573	15,900
Asia	24,181	22,392	21,845
Europe	—	8,653	32,856
South and Central America	2,717	10,779	20,932

Total net sales	$263,846	359,355	428,925

Net sales by product line:
CFL	$215,605	260,731	289,315
LED	11,294	56,570	107,130
Linear and fixtures	31,414	31,818	20,678
Other	5,533	10,236	11,802

Total net sales	$263,846	359,355	428,925

Property, plant, and equipment, net:
United States		$12,905	12,566
Asia		56,950	60,931
Europe		231	1,048
South America		6	13

Total property, plant, and equipment, net		$70,092	74,558

(19) Subsequent Events

The Company has evaluated the impact of subsequent events on these consolidated financial statements through March 4, 2014, the date in which the consolidated statements were reviewed and approved by appropriate level of management.

(20) Additional Information—Condensed Parent Company Financial Information

The ability of the Company’s Chinese operating subsidiaries to pay dividends may be restricted due to the foreign exchange control policies in the People’s Republic of China. The Chinese Yuan (CNY) is subject to the exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to exchange control regulations that restrict its ability to convert CNY into U.S. Dollars. Additionally, as described in note 11, the revolving line of credit agreement contains certain restrictive covenants that, among other things, restrict nontax related distributions. The total restricted portion of net assets at December 31, 2013 was $18,326.

The parent company’s investment in its subsidiaries has been recorded using the equity basis of accounting. The following condensed parent company financial statements should be read in conjunction with the consolidated financial statements of TCP International Holdings Ltd. and subsidiaries and notes thereto.

TCP INTERNATIONAL HOLDINGS LTD.

Parent Company Condensed Balance Sheets

December 31, 2012, and 2013

(Amounts in thousands)

	2012	2013
Assets
Current assets:
Cash and cash equivalents	$8	—
Due from subsidiaries	—	5,562
Prepaids and other current assets	—	58

Total current assets	8	5,620
Deferred costs	—	18,732
Investments in subsidiaries	18,930	30,793

Total assets	$18,938	55,145

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Due to subsidiaries	$24,344	34,289
Accrued legal settlement	—	4,786
Accrued expenses and other current liabilities	169	70

Total current liabilities	24,513	39,145
Legal settlement, net of current portion	—	11,820

Total liabilities	24,513	50,965
Shareholders’ (deficit) equity :
Common stock	22,048	22,048
Additional paid-in capital	654	901
Shareholder loans receivable	(45,905)	—
Accumulated other comprehensive income	11,566	13,721
Retained earnings	6,062	(32,490)

Total shareholders’ (deficit) equity	(5,575)	4,180

Total liabilities and shareholders’ (deficit) equity	$18,938	55,145

TCP INTERNATIONAL HOLDINGS LTD.

Parent Company Condensed Statements of Comprehensive Income (Loss)

Years ended December 31, 2011, 2012, and 2013

(Amounts in thousands)

	2011	2012	2013
Selling, general, and administrative expenses	$94	5,233	170

Other expense (income):
Undistributed (income) losses in subsidiaries	(3,353)	1,459	(8,739)
Interest expense	—	124	390
Interest income	—	—	(74)
Foreign exchange (gains) losses, net	(4)	(613)	38

Income (loss) before income taxes	3,263	(6,203)	8,215
Income tax expense	—	—	43

Net income (loss) attributable to TCP International	3,263	(6,203)	8,172

Other comprehensive income:
Foreign currency translation adjustments	3,699	(559)	2,155

Comprehensive income (loss) attributable to TCP International	$6,962	(6,762)	10,327

TCP INTERNATIONAL HOLDINGS LTD.

Parent Company Condensed Statements of Cash Flows

Years ended December 31, 2011, 2012, and 2013

(Amounts in thousands)

	2011	2012	2013
Cash flows from operating activities:
Net income (loss)	$3,263	(6,203)	8,172
Adjustments to reconcile net income (loss) to net cash from operating activities:
Undistributed (income) losses in subsidiaries	(3,353)	1,459	(8,739)
Deferred income taxes	—	—	43
Changes in operating assets and liabilities	38	23,713	1,336

Net cash (used in) provided by operating activities	(52)	18,969	812

Cash flows from investing activities:
Acquisition of TCP B.V.	—	(1,059)	—

Net cash used in investing activities	—	(1,059)	—

Cash flows from financing activities:
Payment of contingent consideration	—	—	(823)
Distributions to shareholders	—	(17,948)	—

Net cash used in financing activities	—	(17,948)	(823)
Effect of exchange rate changes on cash and cash equivalents	1	(8)	3

Decrease in cash and cash equivalents	(51)	(46)	(8)
Cash and cash equivalents at beginning of year	105	54	8

Cash and cash equivalents at end of year	$54	8	—

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

As of December 31, 2013 and March 31, 2014

(Unaudited)

(Amounts in thousands, except per share data)

	December 31, 2013	March 31, 2014
Assets
Current assets:
Cash and cash equivalents	$21,903	23,021
Restricted cash	3,404	5,421
Accounts receivable, less allowance for doubtful accounts of $1,479 and $1,399 at December 31, 2013 and March 31, 2014, respectively	59,574	57,752
Inventories	119,477	116,017
Prepaids and other current assets	14,415	12,756
Deferred income taxes	10,551	9,673

Total current assets	229,324	224,640
Property, plant, and equipment, net of accumulated depreciation of $39,007 and $39,982 at December 31, 2013 and March 31, 2014 respectively	74,558	72,955
Land rights, net	4,244	4,180
Deferred costs	18,732	18,624
Finance receivables from related parties	1,915	1,831
Intangible assets, net of accumulated amortization of $837 and $719 at December 31, 2013 and March 31, 2014, respectively	2,993	2,880
Deferred income taxes, long-term	7,758	7,821
Other long-term assets	1,741	1,728

Total assets	$341,265	334,659

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term loans and current portion of long-term debt	$122,840	139,334
Accounts payable	105,742	89,973
Accrued expenses and other current liabilities	62,539	51,752

Total current liabilities	291,121	281,059
Long-term debt, net of current portion	7,553	7,456
Income taxes payable, long-term	7,043	7,194
Legal settlements, net of current portion	30,941	30,941
Other long-term liabilities	427	564

Total liabilities	337,085	327,214

Commitments and contingencies (note 7)
Shareholders’ equity:
Common stock, CHF 0.10 par value; 205,534 shares authorized, issued, and outstanding	22,048	22,048
Additional paid-in capital	901	901
Accumulated other comprehensive income	13,721	13,065
Retained deficit	(32,490)	(28,569)

Total shareholders’ equity	4,180	7,445

Total liabilities and shareholders’ equity	$341,265	334,659

See accompanying notes to unaudited condensed consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2013 and 2014

(Unaudited)

(Amounts in thousands, except per share data)

	Three months ended March 31,
	2013	2014
Net sales	$90,294	101,117
Cost of goods sold	69,459	76,330

Gross profit	20,835	24,787
Selling, general, and administrative expenses	14,570	16,963
Litigation settlements	—	100

Operating income	6,265	7,724
Other expense (income):
Interest expense	1,393	2,307
Interest income	(98)	(27)
Foreign exchange losses (gains), net	2,406	(674)

Income before income taxes	2,564	6,118
Income tax expense	1,623	2,197

Net income	$941	3,921

Net income per share-basic and diluted	$0.00	0.02
Weighted average number of shares outstanding-basic and diluted	205,534	205,534
Net income	$941	3,921
Other comprehensive income:
Foreign currency translation adjustments	1,216	(656)

Comprehensive income	$2,157	3,265

See accompanying notes to unaudited condensed consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the three months ended March 31, 2013 and 2014

(Unaudited)

(Amounts in thousands)

	Three months ended March 31,
	2013	2014
Cash flows from operating activities:
Net income	$941	3,921
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,952	2,190
Deferred income tax (benefit) expense	(143)	790
Loss on disposal of equipment	—	18
Changes in operating assets and liabilities:
Accounts receivable	(2,669)	432
Inventories	(7,603)	3,002
Prepaid expenses and other assets	(1,665)	2,132
Accounts payable	2,762	(11,860)
Accrued and other liabilities	(4,284)	(10,117)

Net cash used in operating activities	(10,709)	(9,492)

Cash flows from investing activities:
Purchases of property, plant, and equipment	(4,152)	(4,084)
Increase in restricted cash	(123)	(2,062)
Repayment of related party finance receivables	211	84
Other investing activities, net	—	2

Net cash used in investing activities	(4,064)	(6,060)

Cash flows from financing activities:
Borrowings under foreign short-term bank loans	39,042	43,627
Repayments of foreign short-term bank loans	(28,997)	(32,994)
Borrowings on line of credit agreement, net	379	6,372
Repayments of long-term debt	(62)	(67)
Payment of related party finance liability	(69)	(74)
Payment of contingent consideration	(450)	—

Net cash provided by financing activities	9,843	16,864
Effect of exchange rate changes on cash and cash equivalents	(44)	(194)

(Decrease) increase in cash and cash equivalents	(4,974)	1,118
Cash and cash equivalents at beginning of period	38,680	21,903

Cash and cash equivalents at end of period	$33,706	23,021

Supplemental disclosure of non-cash activities:
Purchase of property and equipment included in accounts payable	$10,590	6,417
Deferred offering costs not yet paid	$—	347

See accompanying notes to unaudited condensed consolidated financial statements.

TCP INTERNATIONAL HOLDINGS LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

As of December 31, 2013 and March 31, 2014 and

For the Three Months Ended March 31, 2013 and 2014

(Unaudited)

(Amounts in thousands)

(1)	Significant Accounting Policies

(a)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of TCP International Holdings Ltd. and subsidiaries (collectively, the “Company”) included herein have been prepared pursuant accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim reporting. Certain information and footnote disclosures normally included in our annual consolidated financial statements have been condensed or omitted pursuant to Article 10 of Regulation S-X. The consolidated balance sheet at December 31, 2013, has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for a complete set of financial statements.

Financial statements prepared in accordance with U.S. GAAP require management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and other disclosures. In the opinion of management, these unaudited condensed consolidated financial statements include all normal and recurring adjustments necessary for a fair presentation of the financial position and the results of our operations and cash flows for the interim periods presented.

The results of operations for any interim period are not necessarily indicative of the results of operations for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements contained elsewhere in this prospectus.

(b)	Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2013 and March 31, 2014, $21,635 and $21,570, respectively, of the Company’s cash and cash equivalents are held outside the United States. In addition, book overdrafts totaling $1,947 at December 31, 2013, are recorded within accounts payable. There were no book overdrafts at March 31, 2014.

(c)	Fair Value Measurements

As of December 31, 2013 and March 31, 2014, the Company did not have any assets or liabilities that were required to be measured at fair value on a recurring basis. Cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and short-term borrowings and loans are carried at historical costs, which approximate their fair value due to their relatively short-term maturities. The fair value of the Company’s long-term debt was $8,375 and $8,229 at December 31, 2013 and March 31, 2014, respectively. The fair value of the Company’s long-term debt is based on a discounted cash flow analysis that utilizes Level 2 inputs. These inputs include observable market-based interest rates on debt with similar creditworthiness, terms, and maturities.

(d)	Recently Issued Accounting Pronouncements

Accounting Standards Adopted in 2014

In March 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-05, Foreign Currency Matters (Topic 830): Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity. The objective of this ASU is to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 31, 2013. The adoption of this pronouncement did not have an impact on the consolidated financial statements of the Company.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or Tax Credit Carryforward Exists (a consensus of the FASB Emerging Issues Task Force). The ASU provides guidance regarding the presentation in the statement of financial position of an unrecognized tax benefit when a net operating loss carryforward or a tax credit carryfoward exists. The ASU generally provides that an entity’s unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The ASU applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this pronouncement did not have an impact on the consolidated financial statements of the Company.

Accounting Standards Not Yet Adopted

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014 with early adoption permitted in certain circumstances. The Company will apply the guidance prospectively to disposal activity occurring after the effective date of this ASU.

(2)	Inventories

Inventories consisted of the following:

	December 31, 2013	March 31, 2014
Raw materials	$20,005	16,282
Work in process	11,630	17,034
Finished goods	87,842	82,701

Total inventories	$119,477	116,017

(3)	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2013	March 31, 2014
Accrued payroll and related expenses	$26,400	22,685
Accrued legal settlements	8,694	9,201
Accrued rebates	5,131	2,197
Income taxes payable	4,456	2,707
Accrued product warranties	976	968
Other	16,882	13,994

Total accrued expenses and other current liabilities	$62,539	51,752

(4)	Financing Agreements

Debt consisted of the following:

	December 31, 2013	March 31, 2014
Short-term loans:
Revolving line of credit, LIBOR rate loans	$25,000	27,500
Revolving line of credit, prime rate loans	2,136	6,008
Short-term bank loans	95,215	105,381

	122,351	138,889

Long-term debt:
Financing liability	7,770	7,696
Capital leases	139	105
Note payable	46	23
Mortgage note payable	87	77

	8,042	7,901

Total debt	130,393	146,790
Less short-term portion of all debt	(122,840)	(139,334)

Long-term portion	$7,553	7,456

Revolving Line of Credit: The remaining borrowing capacity under the revolving line of credit was $6,492 at March 31, 2014. Interest on the London Interbank Offered Rate (LIBOR) rate loans and prime rate loans was 3.42% and 5.50%, respectively, at December 31, 2013. Interest on the LIBOR rate loans and prime rate loans was 3.40% and 5.50%, respectively, at March 31, 2014. Additionally, a commitment fee of 0.38% per annum is due quarterly for any unused capacity under the revolving credit line. As of March 31, 2014, the Company was in compliance with the financial and other covenants in its debt agreements.

Short-term Bank Loans: These loans are comprised of various short-term notes with various financial institutions in China with maturities ranging from April 2014 to March 2015. The original term for all of the notes is one year or less. Such loans are generally rolled over for an additional 12 months upon maturity. The weighted average interest rate on these loans as of December 31, 2013 and March 31, 2014 was 3.6% and 4.2%, respectively. Accounts receivable of certain of the Company’s Chinese subsidiaries totaling $20,520 and $23,569 at December 31, 2013 and March 31, 2014, respectively, are pledged as collateral against certain of these loans.

Short-term bank loans totaling $30,150 are guaranteed by a shareholder of the Company through October and November of 2014. The Company obtained a letter from the shareholder confirming that the shareholder will continue to guarantee these short-term bank loans as necessary through December 31, 2014.

(5)	Income Taxes

The effective tax rate on income for the three months ended March 31, 2013 of 63.3% differs from the U.S. statutory rate of 35.0% primarily due to current period losses in Switzerland and certain Asian operating companies, for which no tax benefit was recorded, non-deductible expenses in China related to certain employment costs and interest on uncertain tax positions.

The effective tax rate on income for the three months ended March 31, 2014 of 35.9% approximated the U.S. statutory rate of 35.0% as the favorable impact of earnings in lower tax rate jurisdictions was offset by non-deductible expenses in China related to certain employment costs and interest on uncertain tax positions.

(6)	Concentrations of Credit Risk

Net sales to one customer accounted for 24% of consolidated net sales in the three month period ending March 31, 2013 and two customers accounted for 45% of consolidated net sales in the three month period ending March 31, 2014, respectively. One customer accounted for 11% and 21% of total accounts receivable as of December 31, 2013 and March 31, 2014, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

(7)	Commitments and Contingencies

Legal Matters

GE Lighting Solutions, LLC

In January 2013, GE Lighting Solutions, LLC filed a lawsuit in the U.S. District Court for the Northern District of Ohio, naming the Company as a defendant. The litigation alleges that TCP, by importing, making, selling, offering to sell, and/or using eleven specific LED lamps, is infringing on two GE patents related to the design of the LED lamp heat dissipation apparatus. To date, GE has not specified a monetary claim for damages from TCP for alleged unpaid royalties related to the use of GE patents. TCP continues to seek a business resolution to this dispute as the Company continues to sell the products subject to this lawsuit. Based on negotiations conducted with GE in 2013, the Company has recorded a liability of approximately $1,200 and $1,300 at December 31, 2013 and March 31, 2014, respectively, for the probable resolution of this matter. The Company believes that it is reasonably possible that the settlement of this matter may exceed the recorded liability as GE has taken a position, during early, informal settlement discussions that could lead to a claim for royalties up to $10,200.

Other Legal Matters

Additionally, in the normal course of business, the Company is subject to various other legal claims, actions, and complaints. The Company recorded a liability for certain asserted claims that the Company believed were probable and estimable of $155 as of December 31, 2013. There are no other asserted claims that the Company believes are probable and estimable as of March 31, 2014.

The Company records a liability when it believes that it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company evaluates developments in on-going legal matters that could affect the amount of liability that has been previously accrued at each reporting period, and makes adjustments as appropriate. The Company expenses legal fees in the period in which they are incurred. Although the Company believes it has substantial defenses in these various matters, litigation is inherently unpredictable, and excessive verdicts do occur. The Company could incur judgments or enter into settlements of claims in the future that could have a material adverse effect on its results of operations, financial position, and cash flows in any particular period.

Other Matters: The Company has unpaid indirect taxes outstanding in China that were assumed as part of a prior acquisition of one of its subsidiaries. Based on current tax regulations in China, the Company may be liable for interest on the unpaid tax balance. At March 31, 2014, the Company believes it is reasonably possible that up to $3,936 of interest could be assessed for these unpaid taxes. As the amount of any future interest payments cannot be determined with precision, no liability has been recorded as of March 31, 2014.

(8)	Variable Interest Entities

Consolidated VIE

The wife of a shareholder owns 100% of the stock of Zhenjiang Fengxin Electronic Equipment Co., Ltd. (ZFX) in China. Through 2011, ZFX assembled inventory for the Company’s Asian operations with all of the revenues and income of this entity derived from transactions with the Company. Prior to ZFX’s dissolution in December 2013, the Company controlled the activities of ZFX and the Company was exposed to losses from ZFX through its intercompany accounts receivable, the Company is deemed to be the primary beneficiary. For the period ended March 31, 2013, ZFX had no impact on net sales or net income since all sales and profits related to intercompany transactions, including transactions with the VIE, are eliminated in consolidation.

Unconsolidated VIEs

TCP Campus is owned 100% by the Company’s CEO and his family. TCP Campus’s initial funding included a loan for $3,300 from the Company and a nominal equity contribution by the equity owner. In determining the primary beneficiary of TCP Campus, the Company gave greater consideration to the legal form of ownership that grants control over TCP Campus to the equity owners. The Company’s outstanding loan receivable from TCP Campus, representing its maximum exposure to loss was $1,915 and $1,831 at December 31, 2013 and March 31, 2014, respectively. This receivable is recorded within finance receivables from related parties.

(9)	Segment and Geographic Information

The Company operates as a single reportable segment. The chief operating decision maker reviews financial information on a consolidated basis for purposes of allocating resources and assessing performance. Revenue is attributed to geographic areas based on the location of the customer. Net sales and property, plant, and equipment by geographic area and net sales by product line are presented below:

	Three months ended March 31,
	2013	2014
Net sales by geographical area:
United States	$72,683	81,624
Canada	3,329	3,647
Asia	7,701	6,659
Europe	3,532	5,859
South and Central America	3,049	3,328

Total net sales	$90,294	101,117

Net sales by product line:
CFL	$63,580	59,405
LED	18,708	36,322
Linear and fixtures	6,027	3,687
Other	1,979	1,703

Total net sales	$90,294	101,117

	December 31, 2013	March 31, 2014
Property, plant, and equipment, net:
United States	$12,566	12,364
Asia	60,931	59,594
Europe	1,048	984
South America	13	13

Total property, plant, and equipment, net	$74,558	72,955

(10)	Equity

The following table presents changes in shareholders’ equity:

	Three months ended March 31,
	2013	2014
Balance at beginning of period	$(5,575)	4,180
Net income	941	3,921
Currency translation adjustment	1,216	(656)

Balance at end of period	$(3,418)	7,445

(11)	Subsequent Events

The Company has evaluated the impact of subsequent events on these consolidated financial statements through May 20, 2014, the date in which the consolidated statements were reviewed and approved by appropriate level of management.

Stock purchase agreement: On May 19, 2014, the principal shareholders of the Company, who are also family members, amended and restated the Stock Purchase Agreement whereby one shareholder will transfer 23,026 shares of common stock in the Company to the other shareholder for $1,500.

Forgiveness of finance receivable from related parties: TCP Campus owns the warehouse and office space in Aurora, Ohio that is leased by the Company. On May 19, 2014, the remaining finance receivable due from TCP Campus of $1,734 was forgiven by the Company.

GLOSSARY OF TERMS

Below is a list of definitions of industry specific terminology that are used throughout the prospectus:

•	Ballast—A solid state electronic circuitry that provides proper voltage at start-up and operating current levels to power one or more fluorescent or other electric discharge lamps.

•	Commercial & Industrial (“C&I”)—A sales channel that encompasses all commercial and industrial customers, as well as wholesale distributors, who buy products and sell them to the end user.

•

Compact Fluorescent Lamp (“CFL”)—A compact, socket-based design of a low pressure mercury electric discharge lamp, in which phosphor coating inside a fluorescent tube transforms ultraviolet energy into visible light.

•	Driver—An electrical device that processes, controls and regulates the flow of current to an LED or CFL lamp.

•	Efficacy—A measure of the energy efficiency of a light source, usually measured in lumens per watt.

•	EMEA—Refers to the geographic region of Europe, the Middle East and Africa.

•	Energy Star®—A U.S. Department of Energy and Environmental Protection Agency designation for products meeting certain energy efficiency and performance standards.

•	EPA—Refers to the U.S. Environmental Protection Agency.

•	Fixture—A device that contains a socket into which an electric lamp may be inserted.

•

Heat sink—A component or assembly that transfers heat generated within the lamp and/or ballast to a fluid medium, such as air or a liquid, in order to cool the lamp and its associated electronics to prevent overheating.

•

High-Intensity Discharge Lamp— A type of electrical gas-discharge lamp which produces light by means of an electric arc between tungsten electrodes housed inside a translucent or transparent fused quartz or fused alumina arc tube.

•	Lamp—A manufactured light source encased in an outer jacket or envelope.

•	LIBOR—The London Interbank Offered Rate, is the average cost of London Interbank loans compiled by the British Bankers Association and published daily.

•	Light Emitting Diode (“LED”)—A semiconductor diode device that emits photons of light when current flows through the material.

•	Linear Fluorescent Lamp (“LFL”)—A high energy-efficient low-pressure discharge lamp with a fluorescent powder coating to transform the mercury UV radiation into visible light.

•	Lumens—The unit of luminous flux as defined by the International System of Units, measuring the amount of light a lamp or lamp emits.

•

Lumens per watt—A ratio that measures of the efficiency of a light source, indicating the amount of light emitted (lumens) by a lamp for each unit of electrical power used (W). The amount of light emitted by a lamp, measured in lumens, as for each unit of power consumed to produce it, measured in watts.

•	OEM customer—An original equipment manufacturer to which we supply our efficient lamps or components, which in turn are incorporated into lighting products or fixtures.

•	Optic—A device that transmits and refracts light, converging or diverging the beam.

•

Parabolic Aluminized Reflectors (PAR)—A reflector lamp design that utilizes a parabolic lamp shape and a reflective internal coating to control the beam of light more precisely than general service A lamps and BRs.

A-1

•	Socket—A device into which an electric lamp can be inserted in order to connect in a circuit and provide electricity to the lamp.

•	Stock-Keeping Unit (“SKU”)—A number or code used to identify each unique product or item for sale in a company’s product offering.

•	TCP US—Refers to our wholly-owned subsidiary, Technical Consumer Products, Inc.

•	Tungsten cathodes—Hot cathode electrodes made of tungsten that emit electrons to heat an electrical filament in the production of light inside a CFL lamp.

•	Watt equivalent—A power designation that characterizes an energy efficient lamp by the equivalent wattage of an incandescent lamp with its same lumen output.

A-2

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Common Shares

P R O S P E C T U S

Deutsche Bank Securities

Piper Jaffray

Canaccord Genuity

Cowen and Company

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common shares in the offering registered hereby. All amounts are estimates except the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee.

SEC registration fee		$12,880
FINRA filing fee		15,500
NASDAQ listing fee		*
Swiss stamp tax		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer Agent and Registrar fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous expenses		*

Total expenses	$	*

*	To be submitted by amendment.

Item 14.	Indemnification of Officers and Directors

Under Swiss law, a corporation may indemnify a director or officer of the corporation against losses and expenses (unless arising from his willful misconduct or his negligence, whereby certain views advocate that at least gross negligence be required), including attorney’s fees, judgments, fines and settlement amounts actually and reasonably incurred in a civil or criminal action, suit or proceeding by reason of having been the representative of, or serving at the request of, the corporation.

Subject to Swiss law, Section 32 of the Registrant’s organizational regulations provides for indemnification of our directors and officers for liabilities arising in connection with the performance of their duties, and permits the Registrant to advance the expenses of defending any act, suit or proceeding to our directors and officers. The Registrant intends to obtain directors’ and officers’ liability insurance for members of the board of directors and key executive officers.

In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by him in the proper execution of his duties under the employment agreement.

The Registrant will enter into indemnification agreements with each of the members of the board of directors and the senior management in the form to be filed as Exhibit 10.2 to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 15.	Recent Sale of Unregistered Securities

The Registrant has not made any unregistered sale of securities during the past three years.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

EXHIBIT NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement

3.1*	Form of Registrant’s Amended and Restated Articles of Association

3.2*	Form of Registrant’s Amended and Restated Organizational Regulations

4.1	Revolving Credit and Security Agreement among PNC Bank, National Association, Technical Consumer Products, Inc. and Bowman Lamps, LLC, dated December 11, 2009 and Amendment No. 1, dated December 17, 2010, to Revolving Credit and Security Agreement, dated December 11, 2009, as amended, among PNC Bank, National Association, Technical Consumer Products, Inc. and Bowman Lamps, LLC

4.2	Amendment No. 2, dated April 28, 2011, to Revolving Credit and Security Agreement, dated December 11, 2009, as amended, among PNC Bank, National Association, Technical Consumer Products, Inc. and Bowman Lamps, LLC

4.3	Amendment No. 3, dated July 25, 2013, to Revolving Credit and Security Agreement, dated December 11, 2009, as amended, among PNC Bank, National Association, Technical Consumer Products, Inc., Technical Consumer Products Canada, Inc. and Bowman Lamps, LLC

5.1*	Opinion of Thouvenin Rechtsanwälte as to the validity of the common shares

8.1	Opinion of Schellenberg Wittmer as to certain Swiss tax matters

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain United States tax matters

10.1*	Form of 2014 Incentive Stock Plan of TCP International Holdings Ltd.

10.2*	Form of Indemnification Agreement between the Registrant and certain of its officers, directors and key employees

10.3	Executive Employment Agreement between Technical Consumer Products, Inc. and Ellis Yan, effective July 1, 2012

10.4	Executive Employment Agreement between Shanghai Qiangling Electronic Co., Ltd. and Solomon Yan, effective September 1, 2010

10.5	Executive Employment Agreement between Technical Consumer Products Limited and Thomas Luecke, dated January 3, 2013

10.6	Tax Indemnity Agreement between Technical Consumer Products, Inc., Ellis Yan, and The Lillian Yan Irrevocable Stock Trust, dated November 30, 2011

10.7	Shareholders Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.8	Registration Rights Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.9	Stock Purchase Agreement, between Ellis Yan and Zhaoling Yan, dated as of May 19, 2014

16.1	Letter Regarding Change in Certifying Accountant

21.1	List of Subsidiaries

23.1	Consent of KPMG LLP

EXHIBIT NUMBER	DESCRIPTION
23.2*	Consent of Thouvenin Rechtsanwälte (included in Exhibit 5.1)

23.3	Consent of Schellenberg Wittmer (included in Exhibit 8.1)

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)

23.5	Consent of Commerce & Finance Law Offices

24.1	Powers of Attorney (included on Signature Page)

99.1	Consent of Hugh Pace, as Director Nominee

99.2	Consent of Eric Peterson, as Director Nominee

99.3	Consent of George Strickler, as Director Nominee

*	To be filed by amendment.

(b) Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto or the additional information thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cleveland, Ohio on the 21st day of May, 2014.

TCP INTERNATIONAL HOLDINGS LTD.

By:	/S/ ELLIS YAN
Name:	Ellis Yan
Title:	Chief Executive Officer

POWER OF ATTORNEY

We, the undersigned directors and officers of the Registrant hereby severally constitute and appoint Ellis Yan, Brian Catlett and Laura Hauser, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the United States Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		DATE

/S/ ELLIS YAN	Chief Executive Officer and Chairman (Principal Executive Officer)	May 21, 2014
Ellis Yan

/S/ BRIAN CATLETT Brian Catlett	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	May 21, 2014

/S/ SOLOMON YAN	President and Vice-Chairman	May 21, 2014
Solomon Yan

/S/ JURGEN BORGT	Director	May 21, 2014
Jurgen Borgt

/S/ MATTHIAS BELZ	Director	May 21, 2014
Matthias Belz

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement

3.1*	Form of Registrant’s Amended and Restated Articles of Association

3.2*	Form of Registrant’s Amended and Restated Organizational Regulations

4.1	Revolving Credit and Security Agreement among PNC Bank, National Association, Technical Consumer Products, Inc. and Bowman Lamps, LLC, dated December 11, 2009 and Amendment No. 1, dated December 17, 2010, to Revolving Credit and Security Agreement, dated December 11, 2009, as amended, among PNC Bank, National Association, Technical Consumer Products, Inc. and Bowman Lamps, LLC

4.2	Amendment No. 2, dated April 28, 2011, to Revolving Credit and Security Agreement, dated December 11, 2009, as amended, among PNC Bank, National Association, Technical Consumer Products, Inc. and Bowman Lamps, LLC

4.3	Amendment No. 3, dated July 25, 2013, to Revolving Credit and Security Agreement, dated December 11, 2009, as amended, among PNC Bank, National Association, Technical Consumer Products, Inc., Technical Consumer Products Canada, Inc. and Bowman Lamps, LLC

5.1*	Opinion of Thouvenin Rechtsanwälte as to the validity of the common shares

8.1	Opinion of Schellenberg Wittmer as to certain Swiss tax matters

8.2	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain United States tax matters

10.1*	Form of 2014 Incentive Stock Plan of TCP International Holdings Ltd.

10.2*	Form of Indemnification Agreement between the Registrant and certain of its officers, directors and key employees

10.3	Executive Employment Agreement between Technical Consumer Products, Inc. and Ellis Yan, effective July 1, 2012

10.4	Executive Employment Agreement between Shanghai Qiangling Electronic Co., Ltd. and Solomon Yan, effective September 1, 2010

10.5	Executive Employment Agreement between Technical Consumer Products Limited and Thomas Luecke, dated January 3, 2013

10.6	Tax Indemnity Agreement between Technical Consumer Products, Inc., Ellis Yan, and The Lillian Yan Irrevocable Stock Trust, dated November 30, 2011

10.7	Shareholders Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.8	Registration Rights Agreement among Ellis Yan, Solomon Yan, the Lillian Yan Irrevocable Stock Trust, and TCP International Holdings Ltd., dated March 21, 2012

10.9	Stock Purchase Agreement, between Ellis Yan and Zhaoling Yan, dated as of May 19, 2014

16.1	Letter Regarding Change in Certifying Accountant

21.1	List of Subsidiaries

23.1	Consent of KPMG LLP

23.2*	Consent of Thouvenin Rechtsanwälte (included in Exhibit 5.1)

EXHIBIT NUMBER	DESCRIPTION
23.3	Consent of Schellenberg Wittmer (included in Exhibit 8.1)

23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2)

23.5	Consent of Commerce & Finance Law Offices

24.1	Powers of Attorney (included on Signature Page)

99.1	Consent of Hugh Pace, as Director Nominee

99.2	Consent of Eric Peterson, as Director Nominee

99.3	Consent of George Strickler, as Director Nominee

*	To be filed by amendment.